As filed with the Securities and Exchange Commission on June 17, 2013

Registration No. 333-178727

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 12

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOGO INC.

(Exact name of registrant as specified in its charter)

Delaware	4899	27-1650905
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1250 N. Arlington Heights Road, Suite 500

Itasca, IL 60143

(630) 647-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marguerite M. Elias

Executive Vice President and General Counsel

1250 N. Arlington Heights Road, Suite 500

Itasca, IL 60143

(630) 647-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Matthew E. Kaplan, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Rachel W. Sheridan, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 (202) 637-2200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $0.0001 per share	$215,050,000	$29,332.82

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 17, 2013

11,000,000 Shares

GOGO INC.

COMMON STOCK

This is the initial public offering of the common stock of Gogo Inc. We are offering 11,000,000 shares of the common stock to be sold in the offering. No public market currently exists for our common stock. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “GOGO.”

We are an “emerging growth company” as defined under applicable federal securities laws and may utilize reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 18 of this prospectus.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

(1)	We refer you to “Underwriting” beginning on page 192 of this prospectus for additional information regarding underwriter compensation.

The underwriters also may purchase up to 1,650,000 additional shares from us at the initial offering price less the underwriting discounts and commissions to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2013.

MORGAN STANLEY	J.P. MORGAN	UBS INVESTMENT BANK

ALLEN & COMPANY LLC	EVERCORE PARTNERS	WILLIAM BLAIR

                    , 2013

GOGO BRINGS THE MOBILE INTERNET TO THE SKY

- Passenger Connectivity
- In-Flight Passenger Entertainment
- In-Flight Customizable Portal
- Operations-Oriented Communications Services

COMMERCIAL AVIATION
Internet
surf the web
access VPN
send e-mail
update social networks
online chat
blog/tweet
text messaging – coming soon
PASSENGER CONNECTIVITY
Wireless In-Flight Entertainment
movies & TV shows
delivered to passengers' devices
pause, rewind, & even finish on the ground
PASSENGER ENTERTAINMENT
Gogo Signature Services
exclusive shopping deals
custom advertising
flight tracker
travel services
destination-based information
IN-FLIGHT PORTAL

BUSINESS AVIATION
Operations-Oriented Communications Services
improves the passenger experience
achieves operational efficiencies
ACCESS TO OPERATIONAL APPLICATIONS
INTERNET
gogo biz
inmarsat swiftbroadband
VOICE
iridium
inmarsat swiftbroadband
ACCESS TO OPERATIONAL APPLICATIONS
operations-oriented communications services

You should rely only on information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters have not authorized anyone to provide you with additional or different information. Neither this prospectus nor any free writing prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any of the shares of common stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable.

Until              (25 days after the commencement of this offering) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

MARKET, INDUSTRY AND OTHER DATA

Information in this prospectus about the markets in which we operate, including the commercial and business aviation markets, and our position within those markets, is based on estimates prepared using data from independent industry publications, reports by market research firms and other published independent sources, as well as independent research commissioned by us and internal company surveys and our good faith estimates and assumptions, which are derived from such data and our knowledge of and experience in these markets. Although we believe the third party sources are credible, we have not verified the data or information obtained from these sources. Similarly, third party and internal company surveys, which we believe to be reliable, have not been verified by any independent sources. By including such market data and industry information, we do not undertake a duty to provide such data in the future or to update such data if it is updated. Our estimates, in particular as they relate to our general expectations concerning the commercial and business aviation markets, have not been verified by any independent source, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors.” In this prospectus, unless specifically stated or the context otherwise requires, the term “Gogo-commissioned survey” refers to independent research commissioned by us and the term “Gogo survey” refers to internal company surveys.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements, before making an investment decision. Unless the context otherwise indicates or requires, the terms “we,” “our,” “us,” “Gogo,” and the “Company,” as used in this prospectus, refer to Gogo Inc. and its directly and indirectly owned subsidiaries as a combined entity, except where otherwise stated or where it is clear that the terms mean only Gogo Inc. exclusive of its subsidiaries. Unless the context otherwise indicates or requires, the term “CA business” refers to our commercial aviation North America, or CA-NA, segment and our commercial aviation rest of world, or CA-ROW, segment, taken as a whole.

Who We Are

Gogo brings the mobile internet to the sky.

Gogo is the world’s leading provider of in-flight connectivity. We have the largest number of online aircraft in service and are a pioneer in wireless digital entertainment and other services in the commercial and business aviation markets. We are focused on helping our airline partners and business aircraft operators and their passengers realize the full potential of the connected aircraft by delivering in-flight connectivity-based services to passengers and connecting the aircraft and its crew with ground-based operations teams and systems.

Our products and services transform the in-cabin experience for passengers by delivering ground-breaking in-flight internet connectivity, an array of digital entertainment solutions and portal-based services, including e-commerce and destination-based services. We enable our commercial airline partners to differentiate their service offerings, increase passenger satisfaction and unlock new revenue streams. We provide our business aviation customers with a suite of in-flight internet connectivity and other voice, data and entertainment products and services. In addition, through our operations-oriented communications services, we provide commercial airlines and business aircraft operators the ability to use applications that improve the passenger experience and achieve operational efficiencies.

We provide a suite of connectivity solutions and other services, including:

•

Passenger Connectivity. Allows passengers to connect to the internet from their personal Wi-Fi-enabled devices and utilize other connectivity-based applications as they become available, including voice services, which are currently available to passengers on business aircraft and, in the future, text messaging.

•

Passenger Entertainment. Offers passengers the opportunity to enjoy a broad selection of in-flight entertainment options on their personal Wi-Fi enabled devices, including on-demand movies and television shows on a pay-per-view basis through Gogo Vision.

•

In-Flight Portal. Includes a broad range of customizable, targeted content, advertising and e-commerce services, as well as our proprietary Gogo Signature Services and provides our airline and media partners with access to an attractive and undistracted audience.

•

Operations-Oriented Communications Services. We provide commercial airlines and business aircraft operators the ability to use applications that improve the passenger experience and enhance the operational efficiency of the aircraft by leveraging our existing equipment and network.

We provide Gogo Connectivity, our commercial aviation passenger connectivity service, through our proprietary platform and dedicated air-to-ground, or ATG, network to passengers on commercial aircraft operated by our North American airline partners, including Delta Air Lines, American Airlines, US Airways and

Alaska Airlines, which have long-term agreements with us. As of April 30, 2013, we had 1,908 commercial aircraft online, which represented approximately 81% of internet-enabled North American commercial aircraft at such date and which were operated on more than 6,500 daily flights on average in the first quarter of 2013. As of April 30, 2013, we have signed contracts with our airline partners to install Gogo on 390 additional aircraft operated primarily in North America, and we currently expect to complete approximately 140 of those installations by the end of 2013. The balance of these installations primarily relates to new aircraft to be delivered to one of our airline partners between 2014 and 2017. As evidence of the extent of passenger interest in our Gogo Connectivity service, from the inception of our service in August 2008 to April 30, 2013, passengers used Gogo Connectivity approximately 37.0 million times. Our video on demand product, Gogo Vision, is currently installed on more than 650 aircraft, and we currently plan to install approximately 900 additional commercial aircraft by the end of 2013.

We initiated our international expansion efforts in the first quarter of 2012, and we intend to provide in-flight connectivity and wireless digital entertainment solutions to passengers flying on foreign-based airlines and international routes of U.S. airlines. In March 2013, we entered into an agreement with Delta Air Lines to provide Ku-band satellite connectivity services on its entire international fleet, which currently consists of 170 aircraft. In February 2013, Gogo Vision became available to passengers on four aircraft operated by the international carrier Scoot, which serves Singapore, Australia, China, Japan, Taiwan and Thailand.

Our business aviation, or BA, business sells a broad suite of in-flight internet connectivity and other voice and data communications products and services under our Gogo Biz and Aircell brands. BA’s customers include original equipment manufacturers of private jet aircraft such as Cessna, Gulfstream, Bombardier, Learjet, Dassault, Embraer and Beechcraft, leading aftermarket dealers and all of the largest fractional jet operators including NetJets, Flexjets, Flight Options and CitationAir. We sell both equipment and services for three of the primary connectivity network options in the business aviation market: Gogo Biz, which delivers broadband internet connectivity over our ATG network, and the Iridium and Inmarsat SwiftBroadband satellite networks. Our Gogo Biz offering is the only ATG broadband connectivity service available in the business aviation market, and we are the largest reseller of Iridium satellite services to the business aviation market. As of April 30, 2013, we had 5,092 aircraft with Iridium satellite communications systems and 1,607 Gogo Biz systems in operation. Since January 1, 2009, we have sold the equipment for 325 Inmarsat SwiftBroadband systems and, in July 2012, we signed an agreement with Inmarsat pursuant to which we became, for the first time, a reseller of Inmarsat’s SwiftBroadband service.

We provide in-flight broadband connectivity across the contiguous United States and portions of Alaska via 3 MHz of Federal Communications Commission, or FCC, licensed ATG spectrum and our proprietary network of ground-based cell sites. We also recently obtained the exclusive right to use the only currently available ATG spectrum in Canada and are currently in the process of building a ground network covering portions of Canada. While we currently provide the Gogo Connectivity service primarily over land, our ATG network extends to Gogo-equipped aircraft flying over water near the coast on certain routes. We are in the process of implementing our technology roadmap that we expect will allow us to significantly increase our network capacity by utilizing a combination of the best available and developing technologies, which includes building additional cell sites for our ATG network, continuing the roll-out of our next generation of ATG technology, or ATG-4, and deploying Ku-band, Ka-band and other satellite-based solutions. Our ATG-4 technology, which is currently available on more than 250 aircraft and expected to be installed on more than 560 aircraft by the end of 2013, increases peak data transmission rates from 3.1 Mbps to 9.8 Mbps. The provision of Ku-band satellite-based solutions, when operational, and, in the future, Ka-band satellite service, will allow us to provide the Gogo Connectivity service on routes outside of our existing ATG network area, including trans-oceanic and other international routes, and to provide additional capacity in the United States.

We have grown significantly since the launch of Gogo Connectivity in August 2008. We increased the number of commercial aircraft online from 30 as of December 31, 2008 to 1,908 as of April 30, 2013, and the aggregate number of passengers on flights with Gogo Connectivity, or our gross passenger opportunity, increased from approximately 624,000 in 2008 to more than 250 million in 2012 and from approximately 54.7 million during the three month period ended March 31, 2012 to approximately 65.0 million during the three month period ended March 31, 2013. See Note 7 to the tables under the heading “Summary Historical Consolidated Financial and Other Operating Data” for the definition of gross passenger opportunity. From January 1, 2006 through March 31, 2013, our BA business sold more than 8,000 ATG and satellite-based communications systems for private aircraft and signed agreements to provide ATG equipment and service to all of the largest fractional jet operators.

Our consolidated revenue increased 46% from $160.2 million in 2011 to $233.5 million in 2012 and over the same period our net income decreased from $23.6 million to a net loss of $32.7 million, our consolidated Adjusted EBITDA increased from $(0.9) million to $9.3 million and consolidated net loss attributable to common stock increased from $17.9 million to $95.6 million. Of the $23.6 million of net income in 2011, $58.7 million was attributable to fair value derivative adjustments. For the three month period ended March 31, 2013 as compared with the three month period ended March 31, 2012, consolidated revenue increased 30.4% from $54.3 million to $70.8 million, net loss increased from $3.5 million to $14.5 million, consolidated Adjusted EBITDA decreased from $4.1 million to $2.9 million and consolidated net loss attributable to common stock increased from $17.6 million to $32.5 million. As of March 31, 2013, we had $130.5 million of long-term debt outstanding. We present Adjusted EBITDA in this prospectus as a supplemental performance measure because, as presented, it eliminates the items set forth in the definition of Adjusted EBITDA in Note 6 to the tables under the heading “Summary Historical Consolidated Financial and Other Operating Data,” which items management believes have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent. See the same Note 6 for additional information about Adjusted EBITDA, including the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss attributable to common stock.

We Bring the Mobile Internet to the Sky

We believe that various trends affecting airlines and other aircraft operators create meaningful opportunities for Gogo.

•

Large, Underserved Air Travel Market. In 2012, there were approximately 2.97 billion scheduled passengers on commercial aircraft worldwide, including approximately 736 million in the U.S., and according to the International Air Transport Association, or IATA, the number of passengers worldwide is expected to grow to approximately 3.1 billion in 2013. With only approximately 32% of commercial aircraft in the North American market and approximately 12% in the global market equipped to provide connectivity to passengers in 2012, we believe there is significant opportunity for us to continue to expand into this underserved market. The projected growth of the business aviation market also presents an opportunity for our BA business to expand. The number of business jets in the North American and global business aviation markets is projected to grow by approximately 8% and 10%, respectively, by 2015 according to JetNet, providing a significant opportunity for us to grow our Gogo Biz service in the North American market and our satellite-based equipment and services in the international market.

•

Emergence of the Connected Lifestyle. The proliferation of mobile devices and the wide availability of terrestrial Wi-Fi and mobile broadband services have led consumers, and business professionals in particular, to expect connectivity wherever they may be. According to a survey conducted by Egencia in 2011, 48% of business travelers were willing to pay for in-flight Wi-Fi over other amenities. Leisure travelers are also looking for ways to stay connected and online at all times. According to Forrester Research Inc., in 2010 approximately 79% of adult U.S. online leisure travelers owned a laptop or notebook, and in 2012 more than $186 billion was spent in the U.S. through retail e-commerce channels.

•

Commercial Aviation Industry Focused on New Revenue Sources, Cost Management and Passenger Experience. The growth of low-cost carriers has created a more competitive environment for airlines. Airline expenses, such as fuel costs, are rapidly increasing, and airlines have generally been unable to increase ticket prices enough to generate revenues sufficient to offset these expenses. As a result, airlines are looking for new revenue streams and ways to attract passengers by enhancing the in-cabin experience.

•

Aircraft Operators Looking to Maximize Operational Efficiency. Commercial airlines and business aircraft operators are increasingly focused on enhancing the efficiency of their operations. We believe that the adoption and use by commercial airlines and other aircraft operators of connectivity-based solutions that directly link ground-based networks and systems with aircraft in-flight and enable the use of applications that collect, analyze and use real-time avionics data, disseminate critical flight data to pilots in-flight and direct communication between passengers and crew will become a key competitive advantage.

The Gogo Advantage

We believe the following strengths provide us competitive advantages in realizing the potential of our opportunity:

•

Strong Incumbent Position. We are the world’s leading provider of in-flight connectivity to the commercial aviation market with Gogo-equipped planes representing approximately 81% of North American commercial aircraft that provide internet connectivity to their passengers as of April 30, 2013. Approximately 96% of Gogo-equipped planes, representing approximately 53% of our consolidated revenue for the three months ended March 31, 2013, are contracted under ten-year agreements. We believe that our proprietary ATG network, exclusive ATG spectrum licenses in the U.S. and Canada, customized network management processes and intellectual property, as well as our technological, management and industry expertise, would take significant time and capital to replicate. Our CA-NA segment accounted for approximately 58% and 61% of our consolidated revenue for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively.

We have two decades of experience in the business aviation market and are the only provider of equipment and services for all three of the primary network options, serving all of the largest OEMs of business aircraft, leading aftermarket dealers and all of the largest fractional jet operators. As of April 30, 2013, there were 4,438 aircraft operating in North America with systems we sold, representing approximately 37% of business aircraft in North America. Our BA business accounted for approximately 42% and 37% of our consolidated revenue for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively.

•

Compelling User Experience. According to a Gogo-commissioned survey, 70% of our users are likely to recommend Gogo Connectivity to others and 33% of our users have indicated that they are likely to switch airlines to be on a Gogo-equipped flight. According to a separate Gogo survey, 23% of our users have specifically changed their flight plans to be on a flight with in-flight internet. The productivity and communications needs of business aircraft passengers are also driving increased demand for the full suite of connectivity and communications services and products offered by our BA business, including Gogo Biz, our high-speed internet connectivity solution.

•

Compelling Offering for Airlines and Aircraft Operators. We provide a suite of connectivity and entertainment solutions that allows our airline partners to delight their passengers with an in-flight experience available through a customized in-flight portal, enabling airlines to enhance their brand appeal, increase customer loyalty and earn additional revenue. We save our airline partners time and money by providing turnkey solutions and overnight equipment installations and upgrades of our ATG in-flight connectivity systems and entertainment systems. We believe we are the only provider of in-flight broadband internet connectivity that can cost-effectively equip an airline’s entire North American fleet, which enables our airline partners to have a single-source connectivity provider and deliver a seamless experience to passengers throughout their itineraries, allowing passengers to remain connected across multiple flights through a single Gogo account. Our ATG equipment is small and lightweight enough to install on smaller aircraft such as domestic regional jets, while our ATG-4 and satellite solutions meet the increased capacity and, in the case of satellite, international coverage needs of larger aircraft. We also provide business aircraft operators and owners the ability to meet the connectivity needs of their discerning private jet passengers, thereby creating a point of differentiation among fractional and charter jet competitors. Our airborne communications systems can be customized to fit the geographic, usage and aircraft-type specifications of a fleet and its passengers, including a range of broadband solutions. In addition, through our operations-oriented communications services, we provide airlines and aircraft operators with the ability to utilize connectivity-based applications that improve the passenger experience and achieve operational efficiencies.

•

Broad Suite of Advanced and Expandable Technology. We believe that Gogo offers commercial airlines and business aircraft operators the broadest suite of connectivity, digital entertainment and other communications solutions available, as well as deep technical expertise developed through our experience providing a broad range of connectivity services to the commercial aviation and business aviation markets. Our technology approach and architecture provide us with the flexibility to utilize the best currently available and future technologies to serve our customers now and going forward, as demonstrated by the continued execution of our technology roadmap, including the transition to next-generation ATG-4 technology and roll-out of our Ku-band satellite technology, which will allow us to expand our network capacity in North America and facilitate our expansion into the international market.

•

Leading Brand. We believe that Gogo has strong brand equity with passengers in the commercial aviation marketplace and is becoming associated with in-flight connectivity with our customers. According to a Gogo-commissioned survey, 72% of Gogo users indicated they would use Gogo again on their next flight, 30% of leisure travelers and 55% of business travelers are aware of Gogo and 80% of Gogo users have indicated that their travel experience was made more satisfying because of Gogo. The same survey also indicates that Gogo has 22 times the top of mind unaided awareness as our competitors. Our BA segment also benefits from the widespread recognition that our Aircell brand has developed through two decades of leadership in the business aviation market and the continued adoption of Gogo Biz. Our Aircell brand has also earned a reputation for excellence in customer service and reliability, as it was rated the #1 Cabin Electronics Manufacturer by Aviation International News based on its annual products support survey in both 2011 and 2012.

Growth Strategy

Our mission is to bring the mobile internet to the sky, and we intend to execute the following strategies:

•

Expand Aircraft Footprint. To expand our commercial aircraft footprint, we intend to continue deploying the Gogo service on contracted planes on our airline partners’ international and North American fleets, target full-fleet availability of the Gogo service for all of our airline partners and enter into new airline partnerships. In the business aviation market, we plan to capitalize on growing awareness and demand among private jet passengers for in-flight broadband internet connectivity by increasing the penetration of Gogo Biz in North America through new service offerings and by offering Inmarsat SwiftBroadband internationally.

•

Drive Adoption and Monetization of Connectivity-Based Solutions. We are focused on increasing our revenue per aircraft by driving adoption and monetization of connectivity-based technologies and solutions. We intend to increase the penetration of Gogo Vision, grow sales through both new and existing distribution channels, implement flexible price options, develop and support customizable in-flight portals, provide media partners with targeted advertising campaigns and expand our connectivity services offerings. To increase the potential revenue generated by our BA business, we are working to bring some of the same solutions and services currently offered by our CA business, as well as other solutions tailored specifically to the business aviation market.

•

Innovate and Evolve Our Technology. We will continue to innovate and evolve our technology platform to support capacity demands and international expansion, facilitate the roll-out of new service offerings, and improve the performance and reliability of our existing offerings. We plan to work with our airline partners and business aircraft operators to ensure the development of the services and technical applications they believe will allow them to improve the passenger experience and realize operational efficiencies. We also plan to continue developing and introducing new products and services, such as text messaging, and, in certain international markets, voice services, that generate additional revenue with minimal additional operating costs or investments in our existing technology infrastructure.

Our Risks

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully under the caption “Risk Factors,” and include but are not limited to the following:

•	our business is dependent upon our connectivity agreements with our airline partners, which allow us to provide the Gogo service to our customers, the airlines’ passengers;

•

we derive a significant portion of our revenue from passengers’ usage of the Gogo service on Delta Air Lines and American Airlines. For the three months ended March 31, 2013, revenue generated by the use of the Gogo service by passengers flying on (i) Delta Air Lines aircraft accounted for approximately 44% and 27% of CA-NA segment revenue and our consolidated revenue, respectively, and (ii) American Airlines aircraft accounted for approximately 24% and 15% of CA-NA segment revenue and our consolidated revenue, respectively;

•	we have incurred operating losses in every quarter since we launched the Gogo service, and we may not be able to generate sufficient revenue in the future to generate operating income;

•

we expect to experience capacity constraints beginning in 2016, and we may experience significant capacity constraints earlier unless we and our airline partners successfully implement our “technology roadmap,” including the timely installation of our ATG-4 service;

•

we will rely on satellite technology to facilitate our international expansion and provide additional capacity for our network. We have less experience with providing satellite-based connectivity service to commercial airlines than certain of our competitors. We will be required to incur costs and obligations for satellite service provided by third parties that may exceed the demand for and revenues generated by our satellite services. Our reliance on satellite technology will also subject us to risks associated with the launch, operation and regulation of satellites, including the launch of the Inmarsat-5 satellites;

•	the effects, if any, on our business of recent events relating to American Airlines, including bankruptcy proceedings and the potential merger between AMR Corp. and US Airways Group Inc.; and

•

our Amended Senior Term Facility contains financial and operating covenants that may restrict how we conduct our business and could lead to serious adverse consequences if we fail to comply with them. In addition, a portion of our BA segment’s excess cash flows may be required to be used to repay principal under the Amended Senior Term Facility. The debt outstanding under the Amended Senior Term Facility bears interest at variable rates and an increase in the interest rate applicable to the Amended Senior Term Facility would increase the cost of servicing this debt and could materially reduce our profitability and cash flows.

Organizational Structure and History

Gogo Inc. is a holding company that does business through its two indirect operating subsidiaries, Gogo LLC and Aircell Business Aviation Services LLC, and holds its FCC ATG license and its Canadian ATG subordinate license through its subsidiaries, AC BidCo LLC and Gogo Connectivity Ltd., respectively.

Air-cell, Inc. was incorporated in Texas on June 11, 1991 to develop and market airborne telecommunication systems for the business aviation market, and on December 10, 1996 merged with Aircell, Inc., a Delaware corporation. AC HoldCo LLC and its subsidiary AC BidCo LLC, were formed as Delaware limited liability companies on March 20, 2006. During 2006, Aircell, Inc. and AC HoldCo LLC entered into a series of agreements to pursue the FCC license governing our ATG spectrum and to provide capital to develop and operate our ATG network. In June 2006, AC BidCo LLC won the spectrum auction, and the FCC license was issued on October 21, 2006. On January 31, 2007, Aircell, Inc. converted to a limited liability company (Aircell LLC) and was acquired by AC HoldCo LLC. On June 3, 2008, Aircell Business Aviation Services LLC was formed as a separate operating subsidiary. Aircell Holdings Inc. was formed on December 31, 2009 via a two-step merger resulting in a conversion of AC HoldCo LLC into Aircell Holdings Inc., a Delaware corporation. The underlying corporate structure of the company did not change and included the same limited liability company subsidiaries that existed under AC HoldCo LLC as of the date of the two-step merger. On June 15, 2011, Aircell Holdings Inc. changed its name to Gogo Inc. and Aircell LLC changed its name to Gogo LLC. On June 8, 2012, we formed Gogo Intermediate Holdings LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Gogo Inc. On June 8, 2012, Gogo LLC and Aircell Business Aviation Services LLC, which had previously been direct, wholly-owned subsidiaries of Gogo Inc., became direct, wholly-owned subsidiaries of Gogo Intermediate Holdings LLC.

Principal Stockholders

As of May 31, 2013, AC Acquisition I LLC and AC Acquisition II LLC, or Ripplewood, owned approximately 38% of our outstanding common stock, on an as converted basis, and Oakleigh Thorne, including the entities affiliated with Mr. Thorne as described under “Principal Stockholders”, or the Thorne Entities, owned approximately 34% of our outstanding common stock, on an as converted basis. Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional shares, Ripplewood and the Thorne Entities will own approximately 32% and 29% of our outstanding common stock, respectively.

Our Corporate Information

We are incorporated in Delaware and our corporate offices are located at 1250 North Arlington Heights Rd., Suite 500, Itasca, IL 60143. Our telephone number is (630) 647-1400. As of May 31, 2013, we had 660 full-time, non-union employees. Our website addresses are www.gogoair.com and www.aircell.com. None of the information contained on, or that may be accessed through, our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

Gogo®, Aircell®, Aircell Axxess®, Gogo Vision®, Gogo Biz®, the Gogo and Aircell logos, and other trademarks or service marks of Gogo Inc. and its subsidiaries appearing in this prospectus, are the property of Gogo Inc. or one of its subsidiaries. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements of us by, these other companies.

THE OFFERING

Common stock offered by us	11,000,000 shares

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase an additional 1,650,000 shares of common stock from us to cover over-allotments, if any.

Common stock to be outstanding after this offering	86,013,813 shares

Use of proceeds	We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including costs associated with international expansion. See “Use of Proceeds.”

Risk factors	See “Risk Factors” for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market trading symbol	“GOGO”

Unless otherwise indicated, the number of shares of our common stock to be outstanding immediately following this offering is based on the number of our shares of common stock outstanding as of May 31, 2013, but excludes:

•	4,007,936 shares of common stock issuable upon exercise of options outstanding as of May 31, 2013 at a weighted average exercise price of $12.24 per share; and

•	8,532,878 shares of common stock reserved for future issuance under our equity incentive plans.

Unless otherwise indicated, all information in this prospectus:

•	reflects a 103-for-1 stock split of our shares of common stock;

•	assumes that the initial public offering price of our common stock will be $16.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

•

reflects the conversion of all outstanding shares of our Class A Senior Convertible Preferred Stock, Class B Senior Convertible Preferred Stock and Junior Convertible Preferred Stock into 67,330,524 shares, in the aggregate, of our common stock upon the closing of this offering, which reflects the impact of increases in the stated capital of our Class A Senior Convertible Preferred Stock and Class B Senior Convertible Preferred Stock from March 31, 2013 through an assumed closing date of June 25, 2013 due to the accrual of dividends paid-in-kind;

•

reflects 821,412 shares of common stock issued to AC Management LLC, an affiliate of the Company whose units are owned by members of our management. Gogo Inc. is the managing member of AC Management LLC, and thereby controls AC Management LLC, and as a result AC Management LLC is consolidated into our consolidated financial statements. As a result of such consolidation, the 821,412 shares are not considered outstanding for purposes of our financial statements, including net income (loss) per share attributable to common stock;

•	gives effect to the issuance of 11,000,000 shares of common stock in this offering;

•	assumes no exercise by the underwriters of their option to purchase additional shares;

•	gives effect to amendments to our certificate of incorporation and bylaws to be adopted prior to the completion of this offering; and

•	does not reflect 344,535 and 30,900 shares of common stock issuable upon exercise of options granted to certain non-executive officers on June 16, 2013 and June 17, 2013, respectively.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL

AND OTHER OPERATING DATA

The following tables provide a summary of our historical financial and other operating data for the periods indicated. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

The consolidated statement of operations data and other financial data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data and other financial data for the three month periods ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period, and the unaudited interim results for the three month period ended March 31, 2013 are not necessarily indicative of results that may be expected for the full year ending December 31, 2013. The other operating data as of and for the years ended December 31, 2010, 2011 and 2012, and as of and for the three month periods ended March 31, 2012 and 2013, have been derived from our operating information used by management.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Service revenue	$58,341	$103,918	$167,067	$36,415	$54,935
Equipment revenue	36,318	56,238	66,448	17,858	15,819

Total revenue	94,659	160,156	233,515	54,273	70,754

Operating expenses:
Cost of service revenue (exclusive of items shown below)	46,474	54,605	83,235	17,828	25,970
Cost of equipment revenue (exclusive of items shown below)	14,919	23,240	29,905	7,474	7,729
Engineering, design and development	19,228	22,245	35,354	7,574	12,285
Sales and marketing	23,624	25,116	26,498	5,790	6,630
General and administrative	36,384	36,101	49,053	11,650	14,595
Depreciation and amortization	30,991	32,673	36,907	8,265	13,845

Total operating expenses	171,620	193,980	260,952	58,581	81,054

Operating loss	(76,961)	(33,824)	(27,437)	(4,308)	(10,300)
Other (income) expense:
Interest expense	37	280	8,913	69	3,920
Interest income	(98)	(72)	(77)	(10)	(19)
Fair value derivative adjustments	33,219	(58,740)	(9,640)	(1,127)	—
Write off of deferred equity financing costs	—	—	5,023	—	—
Other expense	—	40	22	—	1

Total other (income) expense	33,158	(58,492)	4,241	(1,068)	3,902

Income (loss) before income tax provision	(110,119)	24,668	(31,678)	(3,240)	(14,202)
Income tax provision	3,260	1,053	1,036	226	275

Net income (loss)	(113,379)	23,615	(32,714)	(3,466)	(14,477)
Class A and Class B senior convertible preferred stock return	(18,263)	(31,331)	(52,427)	(11,528)	(15,283)
Accretion of preferred stock	(8,501)	(10,181)	(10,499)	(2,586)	(2,690)

Net loss attributable to common stock	$(140,143)	$(17,897)	$(95,640)	$(17,580)	$(32,450)

Net loss per share attributable to common stock(1):
Basic	$(20.62)	$(2.63)	$(14.07)	$(2.59)	$(4.77)
Diluted	$(20.62)	$(2.63)	$(14.07)	$(2.59)	$(4.77)
Weighted average shares used in computing net loss per share attributable to common stock:
Basic	6,798	6,798	6,798	6,798	6,802
Diluted	6,798	6,798	6,798	6,798	6,802
Pro forma (as adjusted) net income (loss) per share attributable to common stock(1)(2)(3):
Basic			$(0.53)		$(0.18)
Diluted			$(0.53)		$(0.18)
Weighted average common shares used in computing pro forma (as adjusted) net income (loss) per share attributable to common stock(2)(3):
Basic			79,518		79,522
Diluted			79,518		79,522

	As of December 31,		As of March 31, 2013
	2011	2012		Pro forma
	actual	actual	Actual	(as adjusted)(5)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$42,591	$112,576	$77,960	$239,880
Working capital(4)	31,314	76,031	48,972	210,892
Total assets	285,636	432,115	419,198	580,707
Indebtedness and long-term capital leases, net of current portion	2,224	131,679	130,658	130,658
Total liabilities	87,846	263,514	264,173	264,173
Convertible preferred stock	551,452	614,378	632,351	—
Total stockholders’ equity (deficit)	(353,662)	(445,777)	(477,326)	316,534

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Other Financial Data:
EBITDA (in thousands)(6)	$(105,953)	$16,037	$(48,861)	$(9,030)	$(14,429)
Adjusted EBITDA (in thousands)(6)	$(44,878)	$(852)	$9,322	$4,053	$2,850
Other Operating Data(7):
Commercial Aviation
Aircraft online	1,056	1,345	1,811	1,494	1,878
Gross passenger opportunity (GPO) (in thousands)	152,744	192,074	250,354	54,707	65,024
Total average revenue per passenger opportunity (ARPP)	$0.32	$0.43	$0.53	$0.53	$0.66
Total average revenue per session (ARPS)	$6.62	$9.01	$9.74	$9.34	$10.30
Connectivity take rate(8)	4.7%	4.7%	5.3%	5.6%	6.2%
Business Aviation
Satellite aircraft online	4,553	4,733	5,030	4,837	5,062
ATG aircraft online	318	860	1,455	1,027	1,555
Average monthly service revenue per satellite aircraft online	$127	$131	$133	$139	$151
Average monthly service revenue per ATG aircraft online	$1,530	$1,791	$1,857	$1,791	$1,893
Satellite units shipped	574	618	711	205	147
ATG units shipped	374	613	687	181	171
Average equipment revenue per satellite unit shipped (in thousands)	$33	$39	$41	$42	$40
Average equipment revenue per ATG unit shipped (in thousands)	$44	$48	$51	$49	$53

(1)	Does not reflect 821,412 shares of common stock issued to AC Management LLC, an affiliate of the Company whose units are owned by members of our management. Gogo Inc. is the managing member of AC Management LLC, and thereby controls AC Management LLC, and as a result AC Management LLC is consolidated into our consolidated financial statements. As a result of such consolidation, the common shares held by AC Management LLC are not considered outstanding for purposes of our financial statements, including basic net loss per share attributable to common stock.

(2)	Reflects a 103-for-1 stock split of our outstanding shares of common stock effected on June 17, 2013.
(3)	Pro forma (as adjusted) net income (loss) per share attributable to common stock holders and number of weighted average common shares used in computing pro forma (as adjusted) net income (loss) per share attributable to common stock in the table above give effect to (i) this offering and (ii) the conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering as if such conversion had occurred as of January 1, 2012, or upon issuance, if later. See “—Conversion of Our Preferred Stock.”
(4)	We define working capital as total current assets less total current liabilities.
(5)	Pro forma (as adjusted) balance sheet data gives effect to the issuance of 11,000,000 shares of common stock in this offering at an initial public offering price of $16.00 per share as if it had occurred on March 31, 2013.
(6)	EBITDA represents net income (loss) attributable to common stock before income taxes, interest income, interest expense, depreciation expense and amortization of other intangible assets. Adjusted EBITDA represents EBITDA adjusted for (i) fair value derivative adjustments, (ii) preferred stock dividends, (iii) accretion of preferred stock, (iv) stock-based compensation expense, (v) amortization of deferred airborne lease incentives and (vi) write off of deferred equity financing costs. EBITDA and Adjusted EBITDA are financial data that are not calculated in accordance with accounting principles generally accepted in the United States of America (GAAP). The table below provides a reconciliation of these non-GAAP financial measures to net income (loss) attributable to common stock. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (loss) attributable to common stock, operating loss or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner as we do. We encourage you to evaluate these adjustments and the reasons we consider them appropriate, as well as the material limitations of non-GAAP measures and the manner in which we compensate for those limitations.

Our management uses Adjusted EBITDA (a) as a measure of operating performance; (b) as a performance measure for determining management’s incentive compensation; (c) as a measure for allocating resources to our operating segments; and (d) in communications with our board of directors concerning our financial performance. Our management believes that the use of Adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent. It also provides an assessment of controllable expenses, which are indicators management uses to determine whether current spending decisions need to be adjusted in order to meet financial goals and achieve optimal financial performance.

More specifically, we believe that it is appropriate to exclude fair value derivative adjustments from Adjusted EBITDA because of the significant variance in income or expense that can result from changes in fair value using a probability-weighted expected return method (“PWERM”), which does not directly correlate to the underlying performance of our business operations. For additional discussion, see Note 4 “Fair Value of Financial Assets and Liabilities,” to our consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus. Additionally, we believe excluding fair value derivative adjustments from Adjusted EBITDA is useful to investors because these adjustments relate to our preferred stock, which will no longer be a part of our capital structure once we are a public company. Similarly, we believe it is useful to exclude Class A and Class B senior convertible preferred stock return and accretion of preferred stock from Adjusted EBITDA because these expenses also relate to our preferred stock, which will no longer be a part of our capital structure once we become a public company.

Additionally, we believe the exclusion of stock-based compensation expense from Adjusted EBITDA is appropriate given the significant variation in expense that can result from using the Black-Scholes model to determine the fair value of such compensation. The fair value of our stock options as determined using the Black-Scholes model varies based on fluctuations in the assumptions used in this model, including inputs that are not necessarily directly related to the performance of our business, such as the expected volatility, the risk-free interest rate, the expected life of the options and future dividends to be paid by the Company. Therefore, excluding this cost gives us a clearer view of the operating performance of our business. Further, non-cash equity grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time. While we believe that investors should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that stockholders should have the ability to consider our performance using a non-GAAP financial measure that excludes these costs and that management uses to evaluate our business.

We believe the exclusion of the amortization of deferred airborne lease incentives from Adjusted EBITDA is useful as it allows an investor to view operating performance across time periods in a manner consistent with how management measures segment profit and loss. Management evaluates segment profit and loss in this manner (for a description of segment profit (loss), see Note 10 “Business Segments” to our consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus), excluding the amortization of deferred lease incentives, as such presentation reflects operating decisions and activities from the current period, without regard to the prior period decision on form of connectivity agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Consolidated Statements of Operations—Cost of Service Revenue—Commercial Aviation” for a discussion of the accounting treatment of deferred airborne lease incentives.

We believe it is useful to an understanding of our operating performance to exclude write off of deferred equity financing costs from Adjusted EBITDA because of the non-recurring nature of this charge.

We also present Adjusted EBITDA in this prospectus as a supplemental performance measure because we believe that this measure provides investors and securities analysts with important supplemental information with which to evaluate our performance and to enable them to assess our performance on the same basis as management.

Material limitations of non-GAAP measures

Although EBITDA and Adjusted EBITDA are measurements frequently used by investors and securities analysts in their evaluations of companies, EBITDA and Adjusted EBITDA each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for, or more meaningful than, amounts determined in accordance with GAAP.

Some of these limitations are:

•	they do not reflect interest income or expense;

•	they do not reflect cash requirements for our income taxes;

•	they do not reflect depreciation and amortization, which are significant and unavoidable operating costs given the level of capital expenditures needed to maintain the Company’s business;

•	they do not reflect non-cash components related to employee compensation; and

•	other companies in our or related industries may calculate these measures differently from the way we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with the EBITDA and Adjusted EBITDA measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss) attributable to common stock. Further, management also reviews GAAP measures and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures, equity issuances and interest expense, among other measures.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net loss attributable to common stock, the most comparable GAAP measure for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Net loss attributable to common stock	$(140,143)	$(17,897)	$(95,640)	$(17,580)	$(32,450)
Interest expense	37	280	8,913	69	3,920
Interest income	(98)	(72)	(77)	(10)	(19)
Income tax provision	3,260	1,053	1,036	226	275
Depreciation and amortization	30,991	32,673	36,907	8,265	13,845

EBITDA	$(105,953)	$16,037	$(48,861)	$(9,030)	$(14,429)

Fair value derivative adjustments	33,219	(58,740)	(9,640)	(1,127)	—
Class A and Class B senior convertible preferred stock return	18,263	31,331	52,427	11,528	15,283
Accretion of preferred stock	8,501	10,181	10,499	2,586	2,690
Stock-based compensation expense	1,614	1,795	3,545	849	878
Amortization of deferred airborne lease incentives(a)	(522)	(1,456)	(3,671)	(753)	(1,572)
Write off of deferred equity financing costs	—	—	5,023	—	—

Adjusted EBITDA	$(44,878)	$(852)	$9,322	$4,053	$2,850

(a)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Consolidated Statements of Operations—Cost of Service Revenue—Commercial Aviation” for a discussion of the accounting treatment of deferred airborne lease incentives.

(7)	Commercial Aviation

Aircraft online. We define aircraft online as the total number of commercial aircraft on which our ATG network equipment is installed and Gogo service has been made commercially available as of the last day of each period presented.

Gross passenger opportunity (“GPO”). We define GPO as the estimated aggregate number of passengers who board commercial aircraft on which Gogo service has been made available for the period presented. We calculate passenger estimates by multiplying the number of flights flown by Gogo-equipped aircraft, as published by Air Radio Inc. (ARINC), by the number of seats on those aircraft, and adjusting the product by a passenger load factor for each airline, which represents the percentage of seats on aircraft that are occupied by passengers. Load factors are provided to us by our airline partners and are based on historical data.

Total average revenue per passenger opportunity (“ARPP”). We define ARPP as revenue from Gogo Connectivity, Gogo Vision, Gogo Signature Services and other service revenue for the period, divided by GPO for the period.

Total average revenue per session (“ARPS”). We define ARPS as revenue from Gogo Connectivity divided by the total number of sessions during the period. A session, or a “use” of Gogo Connectivity, is defined as the use by a unique passenger of Gogo Connectivity on a flight segment. Multiple logins or purchases under the same user name during one flight segment count as only one session.

Connectivity take rate. We define connectivity take rate as the number of sessions during the period expressed as a percentage of GPO.

Business Aviation

Satellite aircraft online. We define satellite aircraft online as the total number of business aircraft on which we have satellite equipment in operation as of the last day of each period presented.

ATG aircraft online. We define ATG aircraft online as the total number of business aircraft on which we have ATG network equipment in operation as of the last day of each period presented.

Average monthly service revenue per satellite aircraft online. We define average monthly service revenue per satellite aircraft online as the aggregate satellite service revenue for the period, divided by the number of satellite aircraft online during the period (expressed as an average of the month end figures for each month in such period).

Average monthly service revenue per ATG aircraft online. We define average monthly service revenue per ATG aircraft online as the aggregate ATG service revenue for the period, divided by the number of ATG aircraft online during the period (expressed as an average of the month end figures for each month in such period).

Units shipped. We define units shipped as the total number of satellite or ATG network equipment units shipped during the period.

Average equipment revenue per satellite unit shipped. We define average equipment revenue per satellite unit shipped as the aggregate equipment revenue earned from all satellite shipments during the period, divided by the number of satellite units shipped.

Average equipment revenue per ATG unit shipped. We define average equipment revenue per ATG unit shipped as the aggregate equipment revenue from all ATG shipments during the period, divided by the number of ATG units shipped.

(8)	A large sponsorship in the fourth quarter of 2010 increased our average connectivity take rate by approximately 1.3% in 2010, which resulted in the average connectivity take rate remaining constant at 4.7% in 2010 and 2011. Included in our connectivity take-rate calculation are sessions for which we did not receive revenue, including those provided pursuant to free promotional campaigns and, to a lesser extent, as a result of complimentary passes distributed by our customer service representatives or unforeseen technical issues. For the periods listed above, the number of sessions for which we did not receive revenue was less than 3% of the total number of sessions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion.

Conversion of Our Preferred Stock

In connection with this offering, all of our outstanding preferred stock will be converted into shares of common stock. Pursuant to our Amended and Restated Certificate of Incorporation, in connection with this offering each share of Class A Senior Convertible Preferred Stock shall be converted into a number of shares of common stock that is equal to the quotient of (i) the applicable stated capital of each share of Class A Senior Convertible Preferred Stock multiplied by, for shares of Class A Senior Convertible Preferred Stock issued on January 1, 2010, February 16, 2010, July 1, 2010 and January 28, 2011, 2.0, and for shares of Class A Preferred Stock issued on June 30, 2011, 1.67 (unless the closing date of this offering is July 1, 2013 or later, in which case, 2.0), divided by (ii) the initial price per share of common stock sold in this offering before giving effect to the 103-for-1 stock-split effected on June 17, 2013 (the “stock-split”). At all prices per share within the price range set forth on the cover of this prospectus, shares of our Class B Senior Convertible Preferred Stock and Junior Convertible Preferred Stock will convert into shares of common stock at the conversion rates specified in our Amended and Restated Certificate of Incorporation.

The following tables show (i) the Class A Senior Convertible Preferred Stock to common stock conversion ratio and (ii) the shares of common stock issuable upon conversion of the applicable Class A Senior Convertible Preferred Stock upon consummation of this offering on an assumed closing date of June 25, 2013, in each case at certain initial public offering prices within the price range set forth on the cover of this prospectus on a pro forma basis after giving effect to the stock-split.

Class A Senior Convertible Preferred Stock Issued on January 1, 2010

Initial Public Offering Price	Class A Senior Convertible Preferred Stock to Common Stock Conversion Ratio	Shares of Common Stock Issuable Upon Conversion
$17.00	1:1,447.93	8,306,971
$16.50	1:1,491.81	8,558,717
$16.00	1:1,538.43	8,826,207
$15.50	1:1,588.06	9,110,916
$15.00	1:1,640.99	9,414,583

Class A Senior Convertible Preferred Stock Issued on February 16, 2010

Initial Public Offering Price	Class A Senior Convertible Preferred Stock to Common Stock Conversion Ratio	Shares of Common Stock Issuable Upon Conversion
$17.00	1:1,437.24	503,034
$16.50	1:1,480.79	518,277
$16.00	1:1,527.07	534,475
$15.50	1:1,576.33	551,716
$15.00	1:1,628.87	570,105

Class A Senior Convertible Preferred Stock Issued on July 1, 2010

Initial Public Offering Price	Class A Senior Convertible Preferred Stock to Common Stock Conversion Ratio	Shares of Common Stock Issuable Upon Conversion
$17.00	1:1,405.45	3,513,625
$16.50	1:1,448.04	3,620,100
$16.00	1:1,493.30	3,733,244
$15.50	1: 1,541.47	3,853,675
$15.00	1: 1,592.85	3,982,125

Class A Senior Convertible Preferred Stock Issued on January 28, 2011

Initial Public Offering Price	Class A Senior Convertible Preferred Stock to Common Stock Conversion Ratio	Shares of Common Stock Issuable Upon Conversion
$17.00	1:1,358.17	4,826,975
$16.50	1:1,399.33	4,973,259
$16.00	1:1,433.06	5,128,726
$15.50	1:1,489.61	5,294,117
$15.00	1:1,539.26	5,470,575

Class A Senior Convertible Preferred Stock Issued on June 30, 2011

Initial Public Offering Price	Class A Senior Convertible Preferred Stock to Common Stock Conversion Ratio	Shares of Common Stock Issuable Upon Conversion
$17.00	1:1,105.89	2,194,839
$16.50	1:1,139.40	2,261,346
$16.00	1:1,175.01	2,332,051
$15.50	1:1,212.91	2,407,240
$15.00	1:1,253.34	2,487,480

The following table shows the aggregate (i) shares of common stock issuable upon conversion of all outstanding Class A Senior Convertible Preferred Stock and (ii) the total shares of common stock expected to be outstanding (including shares of common stock outstanding as of May 31, 2013) upon consummation of this offering on an assumed closing date of June 25, 2013, in each case at certain initial public offering per share prices within the price range set forth on the cover of this prospectus and on a pro forma basis after giving effect to the stock-split.

Initial Public Offering Price	Shares of Common Stock Issuable Upon Conversion of All Outstanding Class A Senior Convertible Preferred Stock	Total Shares of Common Stock Outstanding After This Offering(1)	Percentage of Total Shares of Common Stock Outstanding After This Offering Due to the Conversion of Class A Senior Convertible Preferred Stock
$17.00	19,345,445	84,804,555	22.8%
$16.50	19,931,698	85,390,808	23.3%
$16.00	20,554,703	86,013,813	23.9%
$15.50	21,217,663	86,676,773	24.5%
$15.00	21,924,867	87,383,977	25.1%

(1) Excludes the following:

•	4,852,536 shares of common stock issuable upon the exercise of options outstanding as of June 5, 2013 at a weighted average exercise price of $13.36 per share; and

•	7,688,278 shares of common stock reserved for future issuance under our equity incentive plans.

RISK FACTORS

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following risk factors before investing in our common stock. As described more fully below, our business is subject to risks and uncertainties that fall in the following categories:

•	Risks Related to Our CA Business;

•	Risks Related to Our BA Business;

•	Risks Related to Our Technology and Intellectual Property and Regulation;

•	Risks Related to Our Business and Industry;

•	Risks Related to Our Indebtedness; and

•	Risks Related to the Offering and Our Common Stock.

Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also materially adversely affect our business, financial condition or results of operations. We cannot assure you that any of the events discussed in the risk factors below, or other risks, will not occur. If they do, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our CA Business

We are dependent on agreements with our airline partners to be able to access our customers. Payments by these customers for our services have provided, and we expect will continue to provide, a significant portion of our revenue. Our failure to realize the anticipated benefits from these agreements on a timely basis or to renew any existing agreements upon expiration or termination could have a material adverse effect on our financial condition and results of operations.

Under existing contracts with nine North American airlines, we provide ATG and ATG-4 equipment for installation on, and provide our Gogo service to passengers on, all or a portion of these airlines’ North American fleets. For the three months ended March 31, 2013 and the year ended December 31, 2012, the Gogo service we provide to passengers on aircraft operated by these airlines generated approximately 60% and 56% of our consolidated revenue, respectively. We have contracted with American Airlines to provide ATG-4 and Ku-band satellite equipment for installation on, and provide our Gogo service to, more than 200 new aircraft that will fly both domestic and international routes. We have also contracted to provide Ku-band satellite equipment and our Gogo service to the international fleet of Delta Air Lines, which currently consists of 170 aircraft. Our growth is dependent on our ability to have our equipment installed on additional aircraft and increased use of the Gogo service on installed aircraft. Any delays in installations under these contracts may negatively affect our ability to grow our user base and revenue. In addition, we have no assurance that any of our current airline partners will renew their existing contracts with us upon expiration, or that they will not terminate their contracts prior to expiration upon the occurrence of certain contractually stipulated events. Contractual termination events include our material breach of contract, including material breach of our service level agreements, and our bankruptcy. Additionally, our contracts with airline partners from which we derive a majority of our CA-NA segment revenue permit each of these airline partners to terminate its contract with us if another company provides an alternate connectivity service that is a material improvement over Gogo Connectivity, such that failing to adopt such service would likely cause competitive harm to the airline, or if the percentage of passengers using Gogo Connectivity on such airline’s flights falls below certain negotiated thresholds. One contract with an airline partner, from which we derive a significant minority of our CA-NA segment revenue, permits such airline partner to terminate its contract with us if the airline’s revenue share falls below certain negotiated thresholds based on the airline’s costs incurred to provide the service and Gogo elects to not make the airline whole for such revenue share shortfall. Our contract covering the international fleet of Delta Air Lines requires us to provide a credit or refund to the airline if a competing airline installs satellite connectivity systems on a certain number of aircraft in its international fleet more quickly than we install our system on our airline partner’s international fleet. That contract also permits our airline partner to terminate the contract after five years upon the payment of a termination fee or if another in-flight connectivity services provider offers a connectivity service that provides a material improvement as compared to the Gogo service and our airline partner reasonably believes that failing to offer such service to passengers on its aircraft would likely cause it competitive harm. That contract also permits our airline partner to assume control of our in-flight portal, which could result in us failing to realize anticipated revenues from the portal. Another contract with one of our airline partners, from which we derive a significant minority of our CA-NA segment revenue, permits our airline partner to terminate a portion or all of the contract after six years upon the payment of a termination fee. To the extent that our airline partners terminate or fail to renew their contracts with us for any reason, our business prospects, financial condition and results of operations would be materially adversely affected.

Certain of our contracts with our airline partners include provisions that, under certain circumstances, entitle our airline partners to the benefit of certain more favorable provisions in other airline partners’ connectivity agreements, including terms related to termination, maintenance, service and pricing. These provisions may limit the benefits we realize from contracts containing such provisions. Because the effect of these provisions is generally determined on an aggregate basis and may not be susceptible to definitive analysis until the term of the relevant connectivity agreement has expired, we may be unable to determine whether these provisions have in fact been triggered and what their precise impact may be at any given point in time. As a result, we may be required to provide our airline partners with the benefit of certain more favorable provisions in another connectivity agreement at the conclusion of an agreement, which could materially affect our business prospects and results of operations. In addition, our inability to identify and offer improved terms to an airline partner in accordance with such a provision could negatively affect our relationship with that airline partner or give rise to a claim that we are in breach of such connectivity agreement.

A failure to maintain airline satisfaction with our connectivity equipment or the Gogo service could have a material adverse effect on our revenue and results of operations.

Our relationships with our airline partners are critical to the growth and ongoing success of our business. For the three months ended March 31, 2013 and the year ended December 31, 2012, use of the Gogo service by passengers flying on Delta Air Lines aircraft accounted for approximately 44% and 46%, respectively, of the revenue generated by our CA-NA segment. For the three months ended March 31, 2013 and the year ended December 31, 2012, use of the Gogo service by passengers flying on American Airlines aircraft accounted for approximately 24% and 23%, respectively, of the revenue generated by our CA-NA segment. If our airline partners are not satisfied with our equipment or the Gogo service, they may reduce efforts to co-market the Gogo service to their passengers, which could result in lower passenger usage and reduced revenue, which could in turn give certain airlines the right to terminate their contracts with us. In addition, airline dissatisfaction with us for any reason, including delays in installing our equipment, could negatively affect our ability to expand our service to additional airline partners or aircraft or lead to claims for damages or termination rights under existing contracts with our airline partners from which we derive a majority of our CA-NA segment revenue. For example, our contracts with our airline partners from which we derive a significant majority of our CA-NA segment revenue require us to credit or pay our airline partners liquidated damages on a per aircraft, per day basis if we are unable to install our equipment on aircraft by specified timelines. In addition, under contracts with certain of our airline partners for the provision of satellite-based connectivity service, if we are unable to install prototype or other initial aircraft fleets with our equipment by specified deadlines, we are required to pay our airline partners liquidated damages and/or cover a portion or all of the costs of installing alternative equipment on such aircraft. Any of these events would adversely affect our results of operations and growth prospects.

If we are unable to successfully implement planned or future technology enhancements to increase our network capacity, or our airline partners do not agree to such enhancements, our ability to maintain sufficient network capacity and our business could be materially and adversely affected.

All providers of wireless connectivity services, including all providers of in-flight connectivity services, face certain limits on their ability to provide connectivity service, including escalating capacity constraints due to expanding consumption of wireless services and the increasing prevalence of higher bandwidth uses. We are continuing to implement our “technology roadmap.” With respect to our ATG service and network, the roadmap is intended to enhance our existing network to meet increasing capacity demands through a number of improvements, including the addition of new cell sites and the implementation of ATG-4 technology. Among other effects, capacity constraints could degrade the performance of our network and cause us to fall short of minimum service level requirements under our connectivity agreements with our airline partners. The roadmap is also intended to increase our network capacity by adding Ku-band satellite service and, as and when available, Ka-band and other satellite-based solutions and utilizing hybrid technology solutions using a combination of technologies.

We began the roll-out of our ATG-4 service during the second half of 2012. ATG-4 service is currently available on more than 250 aircraft operated by certain of our airline partners, with more than 560 aircraft expected to be installed with ATG-4 by the end of 2013. We are obligated, under certain of our contracts with airline partners, to bear costs of upgrading certain aircraft from ATG to ATG-4 and our associated costs under such contracts are and will continue to be material. The successful and timely execution of this roll-out depends on certain variables that are not within our control, including the availability of the aircraft to be installed and the speed with which we are able to obtain Supplemental Type Certificates, or STCs, from the FAA for our ATG-4 equipment. As of June 1, 2013, we had obtained STCs for our ATG-4 equipment on 9 aircraft types, and we have STC applications in process for 9 additional aircraft types. We currently expect to obtain approvals for a majority of our ATG-4 STC applications currently pending by the end of 2013. The ultimate success and timeliness of our ATG-4 roll-out also depends on the decision by our other airline partners as to whether to upgrade to ATG-4 and the schedule for any such upgrades. Based on current projections, we expect to experience capacity constraints beginning in 2016, but if we are unable to continue to implement enhancements to our network infrastructure associated with the implementation of ATG-4 technology on a timely or cost-effective basis, or at all, we will experience significant capacity constraints earlier. Our ATG-4 upgrades alone will not alleviate future capacity constraints that we expect to experience beginning in 2016. See “—Our network infrastructure and bandwidth may not be able to accommodate the expected growth in demand for in-flight broadband service” below.

The successful roll-out of our technology roadmap and our ability to address capacity constraints require the use of satellite technology, which may not be available on a cost-effective or timely basis, or at all. We have entered into agreements for Ku-band satellite service with two service providers and expect to begin providing Ku-band service on certain domestic and international aircraft of our airline partners by mid-2013. There is no guarantee that the use of such technology, including through the use of related hybrid technologies, currently, or, as and when available, will effectively alleviate then extant or future capacity constraints. Implementation of satellite and other related hybrid solutions will depend on the availability of capacity from satellite service providers, regulatory approvals for aeronautical services using those satellites, the installation of satellite equipment on aircraft, and the level of demand from our airline partners and their passengers. Our ability to successfully roll-out our satellite service to international airlines may also be negatively affected by our relative lack of experience offering Ku-band satellite service to commercial airlines as compared to some of our competitors and the extent to which we are able to offer our products as standard, line-fit equipment on aircraft types on a timely and cost-effective basis, if at all. Further, we may experience unanticipated delays, complications, and expenses in implementing, integrating, and operating our systems using these new technologies. Any interruptions in operations during periods of implementation could adversely affect our ability to maintain satisfactory service levels, properly allocate resources and process billing information in a timely manner, which could result in customer dissatisfaction, reputational harm, termination of key contracts and delayed or reduced cash flow. Additionally, as we increasingly utilize satellite-based solutions, we may be exposed to greater competition from other providers of satellite-based service that is similar to or better than our service, which could make us less attractive to our airline partners. Accordingly, to the extent that we rely on Ku-band, Ka-band or other satellite-based solutions in the future, our airline partners may become less satisfied with our services or we may find it more difficult to attract new airline partners.

If we are unable to implement our technology roadmap, or other network enhancements, on a timely and cost-effective basis, or at all, for any reason, including a failure to obtain necessary regulatory approvals, or our airline partners do not agree to adopt such enhancements, our business prospects and results of operations may be materially adversely affected.

Our network infrastructure and bandwidth may not be able to accommodate the expected growth in demand for in-flight broadband service.

The success of our CA business depends on our ability to provide adequate bandwidth to meet customer demands while in-flight. Penetration of mobile Wi-Fi devices is increasing significantly and, as a result, we expect demand for in-flight broadband services to grow considerably. Further, applications and activities that require substantial bandwidth and that could increase our network response time, such as file downloads and streaming media content, are becoming increasingly common. An increasing number of passengers accessing Gogo services for bandwidth-intensive uses on an increasing number of airplanes requires us to expand our network infrastructure in order to meet capacity demands. Our ATG network is inherently limited by the spectrum licensed from the FCC. To the extent that a large number of passengers are attempting to access the Gogo service on a single plane, or a large number of planes are flying within range of the same cell site within our ATG network, we may be unable to maintain sufficient capacity in our network infrastructure or available bandwidth to adequately service passenger demand. If the demand exceeds our available capacity, the Gogo service on such airplane (or airplanes) may operate slowly or not at all. Like others in the wireless industry, our network is experiencing capacity constraints. Based on current projections for increased demands on network capacity, we expect to experience capacity constraints beginning in 2016, and we may experience significant capacity constraints earlier unless we are able to successfully install our ATG-4 service on a significant number of planes by that time. Even if we are able to upgrade a significant number of planes, the deployment of ATG-4 may not sufficiently mitigate or delay these capacity constraints due to certain variables, including increased connectivity take rates on existing planes and growth in usage due to additional planes being equipped to provide the Gogo service. We also may experience significant capacity constraints earlier than our projections indicate as a result of these same variables. To effectively manage increasing demand for bandwidth, we utilize a number of additional means to ensure our network meets passenger expectations, including the construction of additional cell sites and other investments in our network, the creation of effective price plans intended to calibrate usage while maximizing Gogo service revenue, and sophisticated bandwidth management tools. We also have an agreement with a third party to provide software for our ATG-4 equipment that is designed to optimize wireless bandwidth for data throughput on our network, which agreement expires in 2015 and renews automatically from year to year thereafter. If this agreement, or any other agreement with third parties for the provision of software or other services designed to support and/or improve the performance of our connectivity service, including through the use of bandwidth management software, were terminated for any reason or expired and were not renewed, we may not be able to license alternative software or find alternative service providers on terms that are acceptable to us, or at all, which could adversely impact our ability to meet increasing capacity demands. In addition, while our technology roadmap calls for the continued roll-out of Ku-band satellite service and, in the future, use of Ka-band and/or other satellite-based services to further alleviate capacity constraints, there is no guarantee that these technologies will be sufficient to alleviate any such capacity constraints on our network if usage increases. If our network experiences capacity constraints and the Gogo service slows down, or does not operate at all, it could harm our reputation with customers, our airline partners could terminate their contracts with us for a failure to meet our service level agreements or we could be unable to enter into new contracts with other airline partners. If we fail to meet capacity demands our business prospects and results of operations may be materially adversely affected.

Our business is highly dependent on the airline industry, which is itself affected by factors beyond the airlines’ control. The airline industry is highly competitive and sensitive to changing economic conditions.

Our business is directly affected by the number of passengers flying on commercial aircraft, the financial condition of the airlines and other economic factors. If consumer demand for air travel declines, including due to increased use of technology such as videoconferencing for business travelers, or the number of aircraft and flights shrinks due to, among other reasons, reductions in capacity by airlines, the number of passengers available to use the Gogo service will be reduced, which would have a material adverse effect on our business and results of operations. Unfavorable general economic conditions and other events that are beyond the airlines’ control, including higher unemployment rates, higher interest rates, reduced stock prices, reduced consumer and business spending and terrorist attacks or threats could have a material adverse effect on the airline industry. A general reduction or shift in discretionary spending can result in decreased demand for leisure and business travel and lead to a reduction in airline flights offered and the number of passengers flying. For example, the recent economic crisis that started in 2008 resulted in an overall decrease in demand for air transportation in the United States, which, when coupled with record high fuel prices, required airlines to take significant steps to reduce their overall capacity. Certain of our domestic airline partners have announced plans to reduce capacity in anticipation of decreased customer demand and other airlines may reduce capacity, which could have a significant negative impact on our business for an extended period of time. Consolidation within the airline industry, including acquisitions of our airline partners by commercial airlines with which we do not currently have connectivity agreements, could also adversely affect our relationships with our existing airline partners or lead to Gogo-equipped aircraft being taken out of service. Further, unfavorable economic conditions could also limit airlines’ ability to counteract increased fuel, labor or other costs though raised prices. Our airline partners operate in a highly competitive business market and, as a result, continue to face pressure on offerings and pricing. These unfavorable conditions and the competitiveness of the air travel industry could cause one or more of our airline partners, including one or more of the airlines we are dependent upon for a material portion of our revenue, to reduce expenditures on passenger services including deployment of the Gogo service or file for bankruptcy. If one or more of our airline partners were to file for bankruptcy, bankruptcy laws could give them rights to terminate their contracts with us, they could reduce their total fleet size and capacity and/or their total number of flights, and/or they could attempt to renegotiate the terms of their contracts with us including their revenue share percentage. Any of these events would have a material adverse effect on our business prospects, financial condition and results of operations.

We may not be able to grow our business with current airline partners or successfully negotiate agreements with airlines to which we do not currently provide the Gogo service.

We are currently in negotiations or discussions with certain of our airline partners to provide our connectivity equipment and the Gogo service on additional aircraft in their fleets. We have no assurance that these efforts will be successful. We are also in discussions with other airlines to provide our connectivity equipment and the Gogo service to some or all of the aircraft flying their North American or international routes. Negotiations with prospective airline partners require substantial time, effort and resources. The time required to reach a final agreement with an airline is unpredictable and may lead to variances in our operating results from quarter to quarter. We may ultimately fail in our negotiations and any such failure could harm our results of operations due to, among other things, a diversion of our focus and resources, actual costs and opportunity costs of pursuing these opportunities. In addition, the terms of any future agreements could be materially different and less favorable to us than the terms included in our existing agreements with our airline partners. To the extent that any negotiations with current or potential airline partners are unsuccessful, or any new agreements contain terms that are less favorable to us, our growth prospects could be materially and adversely affected. In addition, to the extent that we enter into agreements with new airline partners, we may be required by the terms of our existing agreements to offer the terms of such new agreements to our existing airline partners.

Competition from a number of companies, as well as other market forces, could result in price reduction, reduced revenue and loss of market share and could harm our results of operations.

We face increased competition from satellite-based providers of broadband services that include in-flight internet and live television services. Competition from such providers has had in the past and could have in the future an adverse effect on our ability to maintain or gain market share. While as of April 30, 2013, we provided the Gogo service to approximately 81% of all internet-enabled North American commercial aircraft, the increased availability, development and adoption of satellite-based services by commercial airlines in North

America and the rest of the world has and will continue to put additional pressure on our ability to maintain our market leading position. Three major U.S. airlines have announced arrangements with our competitors and two have begun installing products made by our competitors to provide internet connectivity on all or a significant portion of their fleets. Some of our competitors are larger, more diversified corporations and have greater financial, marketing, production, and research and development resources. As a result, they may be better able to withstand the effects of periodic economic downturns or may offer a broader product line to customers, including services we do not currently provide and may not provide in the future. In addition, while we are currently the only provider of ATG service, existing or potential competitors, including a supplier on whom we rely for critical components of our ATG and ATG-4 networks, may attempt to provide a similar service over a ground-based network using spectrum not currently designated for air-to-ground services. For example, on May 9, 2013 the FCC granted a petition for rulemaking filed by such supplier and issued a notice of proposed rulemaking soliciting comments on a proposal to make additional spectrum available for air-to-ground network connectivity. Competition within the in-flight broadband internet access and in-cabin digital entertainment markets may also subject us to downward pricing pressures. Pricing at too high a level could adversely affect the rate of consumer acceptance for the Gogo service, while increased competition or other market forces could force us to lower our prices or lose market share and could adversely affect growth prospects and profitability. In addition, to the extent that competing in-flight connectivity services offered by commercial airlines that are not our airline partners are available on more aircraft or offer improved quality or reliability as compared to the Gogo service, our business and results of operations could be adversely affected. Competition could increase our sales and marketing expenses and related customer acquisition costs. We may not have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully. A failure to effectively respond to established and new competitors could have a material adverse impact on our business and results of operations.

Our CA business has a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

Prior to August 2008, our operations were limited to our BA segment. We launched our Gogo Connectivity service in August 2008 and had fewer than 300 commercial aircraft online as of June 2009. In addition, both Gogo Vision and our in-flight platform, which provides the majority of our Gogo Signature Services, were not launched until the second half of 2011. Further, our expansion of our CA business internationally began in the first quarter of 2012. The limited operating history of our CA business, and particularly, our CA-ROW segment, may make it difficult to accurately evaluate the CA business and predict its future performance, and the growth of our CA-NA segment since inception is not necessarily indicative of potential future growth. Any assessments of our current business and predictions that we or you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, and the size and nature of our market opportunity will change as we scale our business and increase deployment of the Gogo service. In addition, we may encounter market and technological changes over which we may have no control, and we may not have the requisite size or experience necessary to address any such changes. If we do not address any of the foregoing risks successfully, our business will be harmed.

We face limitations on our ability to grow our domestic operations which could harm our operating results and financial condition.

Our addressable market and our ability to expand domestically at our current rate of growth are inherently limited by various factors, including limitations on the number of U.S. commercial airlines with which we could partner, the number of planes in which our equipment can be installed, the passenger capacity within each plane and the ability of our network infrastructure or bandwidth to accommodate increasing capacity demands. Expansion is also limited by our ability to develop new technologies and successfully implement our technology roadmap on a timely and cost-effective basis. Our growth may slow, or we may stop growing altogether, to the extent that we have exhausted all potential airline partners and as we approach installation on full fleets and maximum penetration rates on all flights. To continue to grow our domestic revenue as Gogo Connectivity gains wider acceptance and we reach maximum penetration, we will have to rely on customer and airline partner adoption of currently available and new or developing services and additional offerings, including Gogo Vision and Gogo Signature Services, and airline adoption of operations-oriented communications services. We cannot assure you that we will be able to profitably expand our existing market presence or establish new markets and, if we fail to do so, our business and results of operations could be materially adversely affected.

We may be unsuccessful in expanding our operations internationally.

Our efforts to expand the services provided by our CA business to aircraft flying internationally began in the first quarter of 2012. Our ability to grow our international business involves various risks, including the need to invest significant resources in unfamiliar markets, the amount of which is subject to certain limitations under our new senior secured credit facility, and the possibility that we may not realize a return on our investments in the near future or at all. In addition, we have incurred and expect to continue to incur significant expenses, including operating satellite costs, marketing and promotional expenses, before we generate any material revenue in these new markets. Under our agreements with providers of satellite capacity, we are obligated to purchase bandwidth for specified periods in advance. If we are unable to generate sufficient passenger demand or airline partners to which we provide satellite service to their aircraft terminate their agreements with us for any reason during these periods, we may be forced to incur satellite costs in excess of connectivity revenue generated through such satellites. Further, our expansion plans require significant management attention and resources and our CA business has limited experience in selling our solutions in international markets or in conforming to local cultures, standards or policies. Certain of our competitors, including current providers of Ku-band satellite service, have more experience than we do in the international commercial airline connectivity market. As a result, certain of our competitors may have pre-existing relationships with international airlines, may have obtained regulatory approvals in foreign jurisdictions or may already offer their equipment as standard, line-fit options on aircraft types, which may negatively affect our ability to enter into agreements with new international airline partners. Expansion of international marketing and advertising efforts could lead to a significant increase in our marketing and advertising expenses and would increase our customer acquisition costs. We may not be able to compete successfully in these international markets, and we may be unable to enter into agreements on favorable terms, if at all, to provide connectivity services to international fleets of our existing North American airline partners and to new international airline partners. In addition, our ability to expand will be limited by the demand for in-flight broadband internet access in international markets. Any failure to compete successfully in international markets could also negatively impact our reputation and domestic operations.

Any future international operations may fail to succeed due to risks inherent in foreign operations, including:

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varied, unfamiliar and unclear legal and regulatory restrictions, including different communications, privacy, censorship, aerospace and liability standards, intellectual property laws and enforcement practices;

•	unexpected changes in international regulatory requirements and tariffs;

•	legal, political or systemic restrictions on the ability of U.S. companies to do business in foreign countries, including restrictions on foreign ownership of telecommunications providers;

•	inability to find content or service providers to partner with on commercially reasonable terms, or at all;

•	compliance with the Foreign Corrupt Practices Act, the (U.K.) Bribery Act 2010 and other similar corruption laws and regulations in the jurisdictions in which we operate and related risks;

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legal, political or systemic restrictions on the ability of U.S. companies to do business in foreign countries, including, among others, restrictions imposed by the U.S. Office of Foreign Assets Control (“OFAC”) on the ability of U.S. companies to do business in certain specified foreign countries or with certain specified organizations and individuals;

•	difficulties in staffing and managing foreign operations;

•	currency fluctuations;

•	potential adverse tax consequences; and

•	fewer transatlantic flights due to continuing economic turmoil in Europe.

As a result of these obstacles, we may find it difficult or prohibitively expensive to grow our business internationally or we may be unsuccessful in our attempt to do so, which could harm our future operating results and financial condition.

Our technology roadmap calls for the continued roll-out of Ku-band satellite service and, as and when available, the use of other satellite-based solutions, including Ka-band satellite service. Pursuant to an agreement, dated August 17, 2012, with New Skies Satellites B.V. (“SES”), and an agreement, dated September 17, 2012, with Intelsat, S.A. (“Intelsat”), we are able to offer Ku-band satellite capacity through current and future multi-beam satellites. In addition pursuant to an agreement, dated December 18, 2012, with Inmarsat S.A., we are authorized to distribute Inmarsat’s Global Xpress broadband internet access to aircraft operating around the world using Inmarsat’s Ka-band satellite service. Given the potentially extended lead time and cost necessary to implement Inmarsat’s Ka-band satellite solution, potential delays in launching Inmarsat’s services (due to, among other things, any inability by Inmarsat to launch its satellites into orbit or obtain necessary regulatory approvals), the fact that we would not be the exclusive provider of Inmarsat satellite service and the inherent uncertainties discussed above regarding international expansion generally, we may not realize any of the expected benefits from our agreement with Inmarsat, and, as a result, our growth prospects could be materially and adversely affected. To the extent that our satellite service providers do not satisfy our or our airline partners’ needs for any reason, including delays in the launches of any of the Inmarsat-5 satellites, our agreements with our satellite service providers do not yield the expected benefits, we fail to meet sales targets and other milestones set forth in the agreements or we otherwise fail to maintain a good working relationship with our satellite service providers, our current or future providers of satellite service may be unable to support our current international expansion plans. In addition, to the extent we enter into additional contracts to provide satellite-based connectivity service to airline partners, we will be required to secure additional satellite capacity, which may not be available on commercially reasonable terms, or at all. If we do not secure sufficient satellite capacity to provide connectivity service to aircraft flying outside of the coverage of our ATG network, we may be unable to meet the connectivity needs of passengers or the minimum service level requirements specified in our connectivity agreements, which could cause us to be in breach of our connectivity agreements and otherwise negatively affect our ability to successfully develop our international business.

We may be unsuccessful in generating or increasing revenue from Gogo Vision, Gogo Signature Services and other services that we may offer in the future.

We have rolled out Gogo Vision with two airline partners, and we are in discussions with other airline partners to add Gogo Vision to the suite of services offered to their passengers. We are working to increase the number of on-demand movies and television shows and the variety of other content available on Gogo Vision. We, together with our airline partners, have also developed a suite of offerings, including Gogo Signature Services, that are available to passengers through our in-flight portal. These offerings include merchandise deals and targeted internet access offered by content providers, advertisers and e-commerce retailers, which we collectively refer to as our media partners. The future growth prospects for our CA business depend, in part, on passengers paying for Gogo Vision on-demand video content, on revenue from advertising fees and e-commerce revenue share arrangements on passenger purchases of goods and services through our in-flight portal and on network usage fees from airlines that exercise their right, if any, to assume control of our in-flight portal. Our ability to generate revenue from Gogo Vision, Gogo Signature Services and any other service available through our in-flight portal depends on:

•	the growth of our customer base;

•	our ability to roll out Gogo Vision or such other services on more aircraft and with additional airline partners and increasing passenger adoption;

•	our customer base being attractive to media partners;

•	our ability to establish and maintain beneficial contractual relationships with media partners whose content, products and services are attractive to airline passengers; and

•	our ability to customize and improve Gogo Signature Services or other services available through our in-flight portal in response to trends and customer interests.

If we are unsuccessful in generating or increasing revenue from Gogo Vision and our in-flight platform, our future growth prospects could be materially and adversely affected.

We may not be successful in our efforts to develop and monetize new products and services that are currently in development, including our operations-oriented communications services.

In order to continue to meet the evolving needs of our airline partners and customers, we must continue to develop new products and services that are responsive to those needs. In particular, we have recently begun to offer on a limited or trial basis to certain of our airline partners, and are continuing to develop, operations-oriented communications services that enable airlines and other aircraft operators to improve passenger service and achieve operational efficiencies. Our ability to realize the benefits of enabling airlines and other aircraft operators to use these applications, including monetizing our services at a profitable price point, depends, in part, on the adoption and utilization of such applications by airlines and other aircraft operators, and we cannot be certain that airlines and other aircraft operators will adopt such offerings in the near term or at all. We also expect to continue to rely on third parties to develop and offer the operational applications to be used to gather and process data transmitted on our network between the aircraft and the ground, and we cannot be certain that such applications will be compatible with our existing or future network or onboard equipment or otherwise meet the needs of airlines or other aircraft operators. If we are not successful in our efforts to develop and monetize new products and services, including our operations-oriented communications services, our future business prospects, financial condition and results of operations would be materially adversely affected.

Recent events relating to American Airlines could have a material adverse effect on our revenue and results of operations.

On November 29, 2011, American Airlines filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Use of the Gogo service by passengers flying on American Airlines aircraft accounted for approximately 24% and 23% of our CA-NA segment revenue for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. On February 14, 2013, American Airlines announced plans to merge with US Airways, which is also one of our airline partners. The merger is to be effected pursuant to a plan of reorganization, which is subject to confirmation and consummation in accordance with the requirements of the Bankruptcy Code. Additionally, the potential merger of American Airlines and US Airways is subject to approval by creditors of American Airlines, the FAA and other regulatory agencies as well as shareholders of both companies. There can be no assurance that the merger will be approved and successfully consummated. The nature and extent of the impact of the American Airlines bankruptcy or proposed merger on our business is inherently uncertain. As a result of the merger, American Airlines or US Airways may make reductions or other changes to their fleets, including the elimination of their older or less efficient aircraft and elimination of aircraft on duplicative routes, which may represent a material portion of their Gogo-equipped fleet, or may take planes scheduled for installation of Gogo equipment out of service.

In the event that the merger does not occur, American Airlines would remain in bankruptcy. While, at the time of its bankruptcy, American Airlines announced that it would continue to operate its business and fly normal flight schedules, there can be no assurance that actions taken by American Airlines while in bankruptcy will not have a material adverse affect on our revenue or results of operations in the short- or long-term. Under the Bankruptcy Code, American Airlines may reject certain of its contracts, including its connectivity agreement with us, or may use this possibility to renegotiate the terms of those contracts. In addition, American Airlines may make reductions or other changes to its fleet, including the elimination of its older or less efficient aircraft, which may represent a material portion of its Gogo-equipped fleet, or may take planes scheduled for installation of Gogo equipment out of service.

In the case of a merger of American Airlines with US Airways or continued American Airlines bankruptcy proceedings, our future revenue may decrease and our growth prospects and results of operations could be materially adversely affected to the extent that aircraft eliminated from service are not proximately replaced with new Gogo-equipped aircraft.

A future act or threat of terrorism or other events could result in a prohibition on the use of Wi-Fi enabled devices on aircraft.

A future act of terrorism, the threat of such acts or other airline accidents could have an adverse effect on the airline industry. In the event of a terrorist attack, terrorist threats or unrelated airline accidents, the industry would likely experience significantly reduced passenger demand. The U.S. federal government or foreign governments could respond to such events by prohibiting the use of Wi-Fi enabled devices on aircraft, which would eliminate demand for our equipment and service. In addition, any association or perceived association between our equipment or service and accidents involving aircraft on which our equipment or service operates would likely have an adverse effect on demand for our equipment and service. Reduced demand for our products and services would adversely affect our business prospects, financial condition and results of operations.

Air traffic congestion at airports, air traffic control inefficiencies, weather conditions, such as hurricanes or blizzards, increased security measures, new travel-related taxes, the outbreak of disease or any other similar event could harm the airline industry.

Airlines are subject to cancellations or delays caused by factors beyond their control. Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, including those resulting from a lack of adequate numbers of air traffic controllers due to work stoppages or reduced government funding, breaches in security or other factors could reduce the number of passengers on commercial flights and thereby reduce demand for the Gogo service and harm our business, results of operations and financial condition. In addition, the outbreak of an epidemic or other communicable disease in any of the regions serviced by aircraft equipped with the Gogo service could reduce the number of passengers on such flights, which could reduce the demand for our service and harm our business, results of operations and financial condition.

Risks Related to Our BA Business

Equipment sales to original equipment manufacturers (OEMs) and after-market dealers account for the substantial majority of our revenue and earnings in the BA segment, and the loss of an OEM or dealer customer could materially and adversely affect our business and profitability.

Revenue from equipment sales on contracts with OEMs and after-market dealers accounted for more than 55% of revenue generated by our BA segment for each fiscal period presented in our consolidated financial statements included elsewhere in this prospectus. Approximately 15% and 11% of revenue generated by our BA segment for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, was generated through direct sales and sales through dealers to Cessna Aircraft Company. Almost all of our contracts with our OEM and dealer customers are terminable at will by either party and do not obligate our customers to purchase any of our equipment or services. If a key OEM or dealer terminates its relationship with us for any reason or our contract expires and is not renewed, we may not be able to replace or supplement such lost revenue with another OEM or dealer or other customers, which could materially and adversely affect our business and profitability.

Our OEM customers are materially adversely impacted by economic downturns and market disruptions, such as the recent financial crisis, and may be similarly affected by future global macro-economic conditions. In anticipation of changing economic conditions, our customers may be more conservative in their production, which would result in fewer new aircraft available to receive our equipment. Further, unfavorable market conditions could cause one or more of our OEM customers to file for bankruptcy and suspend and ultimately cease purchases of and payments for our equipment which could have an adverse effect on our business prospects, financial condition and results of operations. For example, Beechcraft Inc., an OEM that accounted for approximately 2% and 3% of revenue generated by our BA segment for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, recently emerged from bankruptcy protection on February 19, 2013.

We operate in highly competitive markets with competitors who may have greater resources than we possess, which could reduce the volume of products we can sell and our operating margins.

Our BA equipment and service are sold in highly competitive markets. Some of our competitors are larger, more diversified corporations and have greater financial, marketing, production, and research and development resources. As a result, they may be better able to withstand the effects of periodic economic downturns or may offer a broader product line to customers. Our operations and financial performance will be negatively impacted if our competitors:

•	develop service that is superior to our service;

•	develop service that is priced more competitively than our service;

•	develop methods of more efficiently and effectively providing products and services; or

•	adapt more quickly than we do to new technologies or evolving customer requirements.

We believe that the principal points of competition in our BA segment are technological capabilities, price, customer service, product development, conformity to customer specifications, quality of support after the sale and timeliness of delivery and installation. Maintaining and improving our competitive position will require continued investment in technology, manufacturing, engineering, quality standards, marketing and customer service and support. If we do not maintain sufficient resources to make these investments or are not successful in maintaining our competitive position, our operations and financial performance will suffer. In addition, competition may subject us to downward pricing pressures. Pricing at too high a level could adversely affect our ability to gain new customers and retain current customers, while increased competition could force us to lower our prices or lose market share and could adversely affect growth prospects and profitability. We may not have the financial resources, technical expertise or support capabilities to continue to compete successfully. A failure to respond to established and new competitors could have a material adverse impact on our business and results of operations.

We generally do not have guaranteed future sales of our equipment. Further, we enter into fixed price contracts with some of our customers, so we take the risk for cost overruns.

Many of our OEM customers may terminate their contracts with us on short notice and, in many cases, our customers have not committed to buy any minimum quantity of our equipment. In addition, in certain cases, we must anticipate the future volume of orders based upon non-binding production schedules provided by OEMs, the historical purchasing patterns of customers, and informal discussions with customers as to their anticipated future requirements. Cancellations, reductions or delays by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, pursuant to many of our contracts with our OEM customers, we have agreed to deliver equipment and/or services for a fixed price (which may be subject to recalculation or renegotiation in certain circumstances) and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs for making that equipment or providing that service. Also, we may accept a fixed-price contract for equipment that we have not yet produced, and the fact that we have not yet produced the equipment increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product.

Many of the risks that could harm our CA business could also adversely affect our BA business.

For the three months ended March 31, 2013 and the year ended December 31, 2012, approximately 60% and 55% of the equipment revenue, respectively, and approximately 79% and 77% of the service revenue, respectively, for our BA segment was attributable to the sale of ATG equipment and subscriptions for our Gogo Biz in-flight broadband internet service. As such, many of the risks described above relating to our CA business and the Gogo service could also have a material adverse effect on our BA business, including expected capacity constraints on our network in the near-term, our ability to successfully implement technology enhancements to our network and our ability to successfully develop and deploy new products and services and generate revenue and profits from the sale of such products and services.

Risks Related to Our Technology and Intellectual Property and Regulation

We are dependent on our right to use spectrum exclusively licensed to us.

In June 2006, we purchased at FCC auction an exclusive ten-year, 3 MHz license for ATG spectrum that expires in October 2016. Prior to expiration of the initial license term, we expect to apply to renew our license for an additional ten-year term without further payment. Any breach of the terms of our FCC license or FCC regulations including foreign ownership restrictions, permitted uses of the spectrum and compliance with Federal Aviation Administration (“FAA”) regulations, could result in the revocation, suspension, cancellation or reduction in the term of our license or a refusal by the FCC to renew the license upon its expiration. Further, in connection with an application to renew our license upon expiration, a competitor could file a petition opposing such renewal on anti-competitive or other grounds. Our ability to offer in-flight broadband internet access through our ATG service depends on our ability to maintain rights to use this ATG spectrum in the U.S. and our failure to do so would have a material adverse effect on our business and results of operations. Our ability to meet capacity demands, expand our service offerings and enter other geographical markets may depend upon obtaining sufficient rights to use additional means to provide in-flight internet connectivity including spectrum for ATG or satellite. Obtaining such spectrum can be a lengthy and costly process. We may not be able to license or maintain the spectrum necessary to execute our business strategy.

While our 3 MHz FCC license allows us to be the exclusive provider of ATG broadband connectivity, the FCC could auction additional ATG spectrum in the future.

While our biggest competitive threat today comes from satellite-based providers of in-flight connectivity, the FCC may in the future decide to auction additional spectrum for ATG use that is not currently designated for that purpose, or a competitor could develop technology or a business plan that allows it to cost effectively use spectrum not specifically reserved for ATG, but on which ATG use is not prohibited, to provide broadband connectivity. The single provider of a critical component of our ATG and ATG-4 networks filed a petition with the FCC requesting that it commence a rulemaking proceeding to designate certain spectrum, currently designated for non-ATG use, for use by ATG devices in an amount sufficient to accommodate more than one additional ATG network. Under rules proposed by the petition, one provider could acquire all of the spectrum. On May 9, 2013, the FCC granted the petition and issued a notice of proposed rulemaking. As a result of this rulemaking process or otherwise the FCC may decide to auction off spectrum for ATG use and if we failed to adequately secure rights to such additional spectrum, the additional ATG spectrum, which may have greater capacity than our current spectrum, could be held by, or available for license to, our competitors. In order to remain competitive, we may have to make significant expenditures to purchase or lease spectrum that is currently held by other licensees or that is newly auctioned for ATG use. The availability of additional spectrum in the marketplace that is authorized for ATG use may increase the possibility that we may be forced to compete with one or more other ATG service providers in the future. In addition, the FCC recently adopted an order establishing a more streamlined process for obtaining authority to provide satellite-based in-flight broadband service over the U.S., which could help facilitate the market entry of additional satellite-based competitors.

We face specific risks related to the provision of telecommunications and data services by satellite.

We rely on third-party suppliers for services and equipment that we use to provide satellite telecommunication and connectivity services to commercial airline passengers and business aviation customers. We generated approximately 9% and 8% of total BA segment revenue from subscriptions for voice and data services provided via satellite for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. These voice and data services are provided in our BA segment through the resale on a non-exclusive basis of satellite-based telecommunications and data services owned and operated by third parties. We currently rely on two satellite partners to provide these services to our BA customers and have a number of satellite resellers as our competitors. Our agreements with our BA satellite partners are short-term in nature and one is subject to termination for convenience on 90 days’ notice. We also have agreements with three CA satellite partners, the earliest of which expires in 2017, to provide Ku-band and Ka-band satellite service on a non-exclusive basis. If any of these agreements were terminated or not renewed upon expiration, or if any of our satellite partners fail to obtain, or lose, necessary regulatory authorizations, we could face material delays or interruptions in the provision of service to our customers that rely on satellite service for connectivity or other voice and data services. Our agreement with Inmarsat for the provision of Ka-band satellite service permits Inmarsat to terminate the agreement on 30 days’ notice if we do not meet certain targets and milestones, including our entry into agreements to offer its Global Xpress Ka-band satellite service to specified numbers of airlines and aircraft and the completion of the first test-flight demonstrating the use of Global Xpress service. If our agreements with our satellite partners were terminated or expired and were not renewed, we may not be able to find alternative satellite partners on terms that are acceptable to us, or at all. Certain of our agreements with satellite service providers commit us to purchase bandwidth up to five years in advance, which may exceed passenger demand and require us to incur unnecessary costs. See “—We may be unsuccessful in expanding our operations internationally.” In addition, our agreements with satellite service providers may also contain terms, such as those related to termination, pricing and service levels, that are not consistent with our obligations under our connectivity agreements with airline partners that rely on such satellite service for connectivity. Such misalignment could cause us to be in breach of such connectivity agreements, and we may be unable to seek indemnification for such losses from our satellite service providers. Further, if our satellite partners were to increase the fees they charge us for resale of their services and we could not pass these increased costs on to our customers, it would increase our cost of service revenue and adversely impact our business and results of operations. We also have an agreement with a third party to provide the equipment, including radome, antenna and modems, necessary for us to provide our Ku-band satellite service. That agreement expires in 2015 and renews automatically from year to year thereafter. If that agreement, or any other agreement with equipment providers, were terminated for any reason or expired and were not renewed, we may not be able to find alternative equipment providers on terms that are acceptable to us, or at all, which could delay our ability to roll out our satellite service to airline partners and adversely impact our business and results of operations. In addition, we are required to obtain regulatory approvals for the provision of satellite service from certain foreign telecommunications regulatory bodies. As of June 1, 2013, we had received telecommunications regulatory approvals for, or were otherwise enabled to provide, satellite service in 116 countries. Under a contract with one of our airline partners, we are required to obtain regulatory approvals, or otherwise be enabled to provide satellite service, in additional countries by specified milestones, the earliest of which is June 30, 2013. If we fail to receive regulatory approvals for jurisdictions that our airline partners serve on a timely basis, we may be unable to provide our service on certain flights or we may be required to pay our airline partners liquidated damages, which could adversely affect our business and results of operations.

If we fail to comply with the Communications Act and FCC regulations limiting ownership and voting of our capital stock by non-U.S. persons we could lose our FCC license.

The Communications Act and FCC regulations impose restrictions on ownership of certain FCC licensees by non-U.S. persons. These requirements generally forbid more than 20% ownership or control of an FCC licensee holding spectrum used for common carrier purposes by non-U.S. persons directly and more than 25% ownership or control of an FCC licensee indirectly (e.g., through a parent company) by non-U.S. persons. The FCC classifies our ATG spectrum license as a common carrier license. Because we serve as a holding company for our subsidiary, AC BidCo LLC, which holds the ATG spectrum license, we are effectively restricted from having more than 25% of our capital stock owned or voted directly or indirectly by non-U.S. persons, including individuals or corporations, partnerships or limited liability companies organized outside the United States or controlled by non-U.S. persons. The FCC may, in certain circumstances and upon application for approval by the FCC, authorize such persons to hold equity in a licensee’s parent in excess of the 25% cap if the FCC finds it to be in the public interest. We have established procedures to ascertain the nature and extent of our foreign ownership, and we believe that the indirect ownership of our equity by foreign persons or entities is below the benchmarks established by the Communications Act and FCC regulations. However, as a publicly traded company we may not be able to determine with certainty the exact amount of our stock that is held by foreign persons or entities at any given time. A failure to comply with applicable restrictions on ownership by non-U.S. persons could result in an order to divest the offending ownership, fines, denial of license renewal and/or license revocation proceedings against our subsidiary, AC BidCo LLC, by the FCC, any of which would likely have a material adverse effect on our results of operations.

We could be adversely affected if we suffer service interruptions or delays, technology failures or damage to our equipment.

Our brand, reputation and ability to attract, retain and serve our customers depend upon the reliable performance of our in-flight website, network infrastructure, content delivery processes and payment systems. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down our website’s performance and users’ access to the internet, or made our website inaccessible, and we may experience service interruptions, service delays or technology or systems failures in the future, which may be due to factors beyond our control. In the past, service failures or delays of our website have been remedied by bypassing the payment processing step for users and directly connecting such users to the internet, leading to a loss of revenue for those sessions. If we experience frequent system or network failures, our reputation, brand and customer retention could be harmed, we may lose revenue to the extent that we have to bypass the payment processing step in order to maintain customers’ connectivity to the internet and our airline partners may have the right to terminate their contracts with us or pursue other remedies.

Our operations and services depend upon the extent to which our equipment and the equipment of our third-party network providers is protected against damage or interruption from fire, flood, earthquakes, tornados, power loss, solar flares, telecommunication failures, break-ins, acts of war or terrorism and similar events. The capacity, reliability and security of our network infrastructure are important to the operation of our business, which would suffer in the event of system disruptions or failures, such as computer hackings, cyber attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks or other malicious activities. Our networks and those of our third-party service providers may be vulnerable to these attacks and unauthorized access. In addition, the satellites upon which we rely for current and will rely for future services are and will be subject to significant operational risks while in orbit. These risks include malfunctions, which have occurred and may occur in the future as a result of various factors, such as satellite design and manufacturing defects, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space. Damage to our or third parties’ networks could cause interruptions in the services that we provide. Such interruptions in our services could have a material adverse effect on service revenue, our reputation and our ability to attract or retain customers.

We rely on single service providers for certain critical components of our network.

We currently, and may in the future, rely on single source suppliers for a number of critical components of our network and operations. For example, we purchase all of the aircards used for our ATG and ATG-4 equipment from a single provider that we believe holds all of the patents for these components. This supplier has petitioned the FCC to designate certain spectrum for use as an additional ATG network and, as such, may in the future become our direct competitor. If we are required to find one or more alternative suppliers for aircards or any other component for which we may rely on a single source supplier, we may not be able to contract with them on a timely basis, on commercially reasonable terms, or at all. Additionally, we purchase equipment for all of the base stations used at our cell-sites from a single provider. The base stations used at our cell-sites may require six to nine months lead time to produce and are highly integrated with other components of our network. If we needed to seek one or more alternate suppliers for our base stations, we estimate that it could take up to a year or more before any such alternate supplier could deliver a component that meets our network requirements. We also license all of our ATG-4 bandwidth optimization software from a single provider. If we are required to find one or more alternative suppliers for this or comparable software, we may not be able to contract with them on a timely basis, on commercially reasonable terms, or at all. In addition, we purchase the components of the airborne equipment that will be used to provide our Ku-band satellite service from single source providers. If we are required to find one or more alternative suppliers for any of these components, we may not be able to contract with them on a timely basis, on commercially reasonable terms, or at all, which could adversely impact our ability to roll out our Ku-band satellite service with our current or future airline partners. The lack of alternative suppliers could lead to higher prices and a failure by any of our single source providers to continue to produce the component, or to otherwise fulfill its obligations, could have a material adverse effect on our business, results of operations and financial condition.

Assertions by third parties of infringement, misappropriation or other violations by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries, including the wireless communications industry. We currently face, and we may face from time to time in the future, allegations that we or a supplier or customer have violated the rights of third parties, including patent, trademark and other intellectual property rights. For example, on December 19, 2011, Advanced Media Networks, L.L.C. filed suit against us in the United States District Court for the Central District of California for allegedly infringing one of its patents, seeking injunctive relief and unspecified monetary damages. The complaint was amended in April 2012 to name as additional defendants certain of our airline partners and BA customers.

If, whether with respect to the Advanced Media Networks suit or any other claim against us for infringement, misappropriation, misuse or other violation of third party intellectual property rights, we are unable to prevail in the litigation or retain or obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely or cost-efficient basis, our business and competitive position may be materially adversely affected. Many companies, including our competitors, are devoting significant resources to obtaining patents that could potentially cover many aspects of our business. In addition, there are numerous patents that broadly claim means and methods of conducting business on the internet. We have not exhaustively searched patents relevant to our technologies and business and therefore it is possible that we may be unknowingly infringing the patents of others.

Any infringement, misappropriation or related claims, whether or not meritorious, are time-consuming, divert technical and management personnel and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our merchandizing or marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Pursuant to our contracts with our airline partners and certain BA customers, we have agreed to indemnify our airline partners and such customers against such claims and lawsuits, including the suit brought by Advanced Media Networks, and, in some cases, our contracts do not cap our indemnification obligations, which, in addition to obligating us to pay defense costs, could result in significant indemnification obligations in the event of an adverse ruling in such an action. In addition, certain of our suppliers do not indemnify us for third-party infringement or misappropriation claims arising from our use of supplier technology. As a result, we may be liable in the event of such claims. Any of these events could result in increases in operating expenses, limit our service offerings or result in a loss of business if we are unable to meet our indemnification obligations and our airline partners terminate or fail to renew their contracts.

If we fail to meet agreed upon minimums or other milestones under certain supply agreements, such suppliers may sell critical components to third parties, leading to increased competition, or could terminate their agreements with us, which could have a material adverse effect on the expected growth of our business.

Our agreement with one of our suppliers of wireless access points includes provisions permitting such supplier to sell to third parties if we fail to meet specified minimum purchase requirements. In addition, our agreement with Inmarsat for the provision of Ka-band satellite service permits Inmarsat to terminate the agreement on 30 days’ notice if we do not meet certain targets and milestones, including our entry into agreements to offer its Global Xpress Ka-band satellite service to specified numbers of airlines and aircraft and the completion of the first test-flight demonstrating the use of Global Xpress service. The earliest of these triggering events will occur on June 30, 2013. Any of these events could cause us to face increased competition, which could have a material adverse effect on our business.

We or our technology suppliers may be unable to continue to innovate and provide products and services that are useful to consumers.

The market for our services is characterized by evolving technology, changes in customer needs and frequent new service and product introductions. Our future success will depend, in part, on our and our suppliers’ ability to continue to enhance or develop new technology and services that meet customer needs on a timely and cost-effective basis. For example, the success of our technology roadmap depends in part on the ability of third parties to develop certain equipment to facilitate successful adoption of Ku-band, Ka-band or other satellite-based technology. If we or our suppliers fail to adapt quickly enough to changing technology, customer requirements and/or industry standards, our service offerings may fail to meet customer needs or regulatory requirements. We may have to invest significant capital to keep pace with innovation and changing technology, which could negatively impact our results of operations.

Furthermore, the proliferation of new mobile devices, including tablets, and operating platforms poses challenges for our research and development efforts. If we are unable to create, or obtain rights to, simple solutions for a particular device or operating platform, we will be unable to effectively attract users of these devices or operating platforms and our business will be adversely affected.

We may not be able to protect our intellectual property rights.

We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark, copyright and patent law, trade secret protection, and confidentiality agreements with our employees, vendors, airline partners, customers and others to protect our proprietary rights. We have sought and obtained patent protection for certain of our technologies in the United States and certain other countries. Many of the trademarks that we use (including marks we have applied to register) contain words or terms having a somewhat common usage, such as “In Air. Online.” and “Gogo Vision” and, as a result, we may have difficulty registering them in certain jurisdictions. We do not own, for example, the domain www.gogo.com and we have not yet obtained registrations for our most important marks in all markets in which we may do business in the future, including China and India. If other companies have registered or have been using in commerce similar trademarks for services similar to ours in foreign jurisdictions, we may have difficulty in registering, or enforcing an exclusive right to use, our marks in those foreign jurisdictions.

There can be no assurance that the efforts we have taken to protect our proprietary rights will be sufficient or effective, that any pending or future patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated, misappropriated or infringed by others. Furthermore, the intellectual property laws and enforcement practices of other countries in which our service is or may in the future be offered may not protect our products and intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property from unauthorized use, our ability to exploit our proprietary technology or our brand image may be harmed and, as a result, our business and results of operations may suffer.

Our use of open source software could limit our ability to commercialize our technology.

Open source software is software made widely and freely available to the public in human-readable source code form, usually with liberal rights to modify and improve such software. Some open source licenses require as a condition of use that proprietary software that is combined with licensed open source software and distributed must be released to the public in source code form and under the terms of the open source license. Accordingly, depending on the manner in which such licenses were interpreted and applied, we could face restrictions on our ability to commercialize certain of our products and we could be required to (i) release the source code of certain of our proprietary software to the public, including competitors; (ii) seek licenses from third parties for replacement software; and/or (iii) re-engineer our software in order to continue offering our products. Such consequences could materially adversely affect our business.

The failure of our equipment or material defects or errors in our software may damage our reputation, result in claims against us that exceed our insurance coverage, thereby requiring us to pay significant damages and impair our ability to sell our service.

Our products contain complex systems and components that could contain errors or defects, particularly when we incorporate new technology. If any of our products are defective, we could be required to redesign or recall those products or pay substantial damages or warranty claims. Such events could result in significant expenses, disrupt sales and affect our reputation and that of our products. If our on-board equipment has a malfunction, or there is a problem with the equipment installation, which damages an airplane or impairs its on-board electronics or avionics, significant property loss and serious personal injury or death could result. Any such failure could expose us to substantial product liability claims or costly repair obligations. In particular, the passenger jets operated by our airline partners are very costly to repair and therefore the damages in any product liability claims could be material. We carry aircraft and non-aircraft product liability insurance consistent with industry norms. However, this insurance coverage may not be sufficient to fully cover the payment of any claims. A product recall or a product liability claim not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Further, we indemnify most of our airline partners for losses due to third-party claims and in certain cases the causes for such losses may include failure of our products. Our business, financial condition and results of operations would also be materially adversely affected should we be required by the FAA or otherwise to cease providing the Gogo service, even on a temporary basis, as a result of a product malfunction or defect.

The software underlying our services is inherently complex and may contain material defects or errors, particularly when the software is first introduced or when new versions or enhancements are released. We have from time to time found defects or errors in our software, and defects or errors in our existing software may be detected in the future. Any defects or errors that cause interruptions to the availability of our services could result in:

•	termination or failure to renew contracts by our airline partners;

•	a reduction in sales or delay in market acceptance of our service;

•	sales credits or refunds to our customers and airline partners;

•	loss of existing customers and difficulty in attracting new customers;

•	diversion of development resources;

•	harm to our reputation and brand image;

•	increased insurance costs; and

•	claims for substantial damages.

The costs incurred in correcting any material defects or errors in our software may be substantial and could harm our results of operations.

Regulation by United States and foreign government agencies, including the FCC, which issued our exclusive ATG spectrum license, and the FAA, which regulates the civil aviation manufacturing and repair industries in the United States, may increase our costs of providing service or require us to change our services.

We are subject to various regulations, including those regulations promulgated by various federal, state and local regulatory agencies and legislative bodies and comparable agencies outside the United States where we may do business. The two U.S. government agencies that have primary regulatory authority over our operations are the FCC and the FAA.

The FCC regulates our use of the spectrum licensed to us and the licensing, construction, modification, operation, ownership, sale and interconnection of wireless telecommunications systems. Any breach of the terms of our ATG spectrum license or other licenses and authorizations obtained by us from time to time, or any violation of the Communications Act or the FCC’s rules, could result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. From time to time, the FCC may monitor or audit compliance with the Communications Act and the FCC’s rules or with our licenses, including if a third party were to bring a claim of breach or non-compliance. In addition, the Communications Act, from which the FCC obtains its authority, may be amended in the future in a manner that could be adverse to us. The FCC is currently conducting rulemaking proceedings to consider the service rules for certain aeronautical services and recently granted a petition and issued a notice of proposed rulemaking in connection with a request to designate certain spectrum, currently designated for non-ATG use, for ATG service. The timetable and ultimate outcome of such rulemaking processes are unknown and we are unable to determine whether they would have an effect on our business.

The commercial and private aviation industries, including civil aviation manufacturing and repair industries, are highly regulated in the United States by the FAA. FAA certification is required for all equipment we install on commercial aircraft and type certificated business aircraft, and certain of our operating activities require that we obtain FAA certification as a parts manufacturer. As discussed in more detail in the section entitled “Business—Licenses and Regulation—Federal Aviation Administration,” FAA approvals required to operate our business include Supplemental Type Certificates (STCs) and Parts Manufacturing Authority (PMA). Obtaining STCs and PMAs is an expensive and time-consuming process that requires significant focus and resources. Any inability to obtain, delay in obtaining, or change in, needed FAA certifications, authorizations, or approvals, could have an adverse effect on our ability to meet our installation commitments, manufacture and sell parts for installation on aircraft, or expand our business and could, therefore, materially adversely affect our growth prospects, business and operating results. For example, a recent decision by the FAA to require additional testing for the radome we currently plan to use to provide our Ku-band satellite service has delayed and, to the extent that we and other affected providers of such services cannot satisfy the FAA’s testing criteria, will continue to delay, our and their ability to install this equipment and may require a redesign of the equipment or the use of alternative equipment. Under a contract with Delta Air Lines to provide Ku-band satellite connectivity service on its international fleet, if the delay in obtaining approvals for our Ku-band satellite service extends beyond July 15, 2013, we may be in material breach of the contract, which would permit Delta to terminate the contract. The FAA closely regulates many of our operations. If we fail to comply with the FAA’s many regulations and standards that apply to our activities, we could lose the FAA certifications, authorizations, or other approvals on which our manufacturing, installation, maintenance, preventive maintenance, and alteration capabilities are based. In addition, from time to time, the FAA or comparable foreign agencies adopt new regulations or amend existing regulations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business. To the extent that any such new regulations or amendments to existing regulations or policies apply to our activities, those new regulations or amendments to existing regulations generally increase our costs of compliance.

As a provider of telecommunications services in the business aviation industry, we are required to contribute a percentage of all revenue generated from interstate or international telecommunications services (or voice over internet protocol (VoIP) services, which we plan to offer) to the federal Universal Service Fund, which subsidizes telecommunications services in areas that are expensive to serve. Current FCC rules permit us to pass this contribution amount on to our customers. However, it can be difficult to determine which portion of our revenues forms the basis for this contribution, in part because our revenue is derived from both interstate and international telecommunications services, which create such contribution obligations, and intrastate telecommunications services and non-telecommunications services and equipment, which do not. See Note 19 “Subsequent Events” to our unaudited consolidated financial statements included elsewhere in this prospectus for disclosure relating to potential liabilities associated with the Airfone acquisition. The FCC currently is considering a number of reforms to its Universal Service Fund mechanisms that would expand the scope of that regulatory regime to cover broadband internet access services. Such reforms may include, but are not limited to, imposing obligations on broadband internet access service providers to contribute a percentage of the revenue earned from such services to the Universal Service Fund. To the extent the FCC adopts new contribution requirements that apply to broadband internet providers or otherwise imposes additional contribution obligations, such requirements and obligations may increase the costs we incur to comply with such regulations.

As a broadband internet provider, we must comply with the Communications Assistance for Law Enforcement Act of 1994, or CALEA, which requires communications carriers to ensure that their equipment, facilities and services can accommodate certain technical capabilities in executing authorized wiretapping and other electronic surveillance. Currently, our CALEA solution is fully deployed in our network. However, we could be subject to an enforcement action by the FCC or law enforcement agencies for any delays related to meeting, or if we fail to comply with, any current or future CALEA, or similarly mandated law enforcement related, obligations. Such enforcement actions could subject us to fines, cease and desist orders, or other penalties, all of which could adversely affect our business. Further, to the extent the FCC adopts additional capability requirements applicable to broadband internet providers, its decision may increase the costs we incur to comply with such regulations.

In addition to these U.S. agencies, we are also subject to regulation by foreign government agencies that choose to assert jurisdiction over us as a result of the service we provide on aircraft that fly international routes, including Industry Canada, which issued our exclusive Canadian ATG subordinate spectrum license and regulates our use of the spectrum licensed to us. Adverse decisions or regulations of these U.S. and foreign regulatory bodies could negatively impact our operations and costs of doing business and could delay the roll-out of our services and have other adverse consequences for us. For example, a contract covering the international fleet of Delta Air Lines requires us to pay liquidated damages and permits such airline to terminate its contract with us if we have not, by specified dates, obtained the FCC and foreign governmental regulatory approvals required to provide our Ku-band satellite service on aircraft flying such partner’s international routes. Our ability to obtain certain regulatory approvals to offer the Gogo service internationally may also be the responsibility of a third party, and, therefore, may be out of our control. We are unable to predict the scope, pace or financial impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

If government regulation of the internet, including e-commerce or online video distribution changes, we may need to change the way we conduct our business to a manner that incurs greater operating expenses, which could harm our results of operations.

The current legal environment for internet communications, products and services is uncertain and subject to statutory, regulatory or interpretive change. Certain laws and regulations applicable to our business were adopted prior to the advent of the internet and related technologies and often do not contemplate or address specific issues associated with those technologies. We cannot be certain that we, our vendors and media partners or our customers are currently in compliance with applicable regulatory or other legal requirements in the countries in which our service is used. Our failure, or the failure of our vendors and media partners, customers and others with whom we transact business to comply with existing or future legal or regulatory requirements could materially adversely affect our business, financial condition and results of operations. Regulators may disagree with our interpretations of existing laws or regulations or the applicability of existing laws or regulations to our business, and existing laws, regulations and interpretations may change in unexpected ways. For example, in December 2010 the FCC adopted regulations regarding net neutrality that, in certain situations, limit mobile broadband providers to “network management” techniques that are reasonable. Although these rules are currently being challenged in Federal court, future guidance or precedent from the FCC regarding the interpretation of what techniques are considered “reasonable” could adversely impact our ability to monitor and manage the network to optimize our users’ internet experience. Other jurisdictions may adopt similar or different regulations that could affect our ability to use “network management” techniques. Likewise, the United States and the European Union, among other jurisdictions, are considering proposals regarding data protection that, if adopted, could impose heightened restrictions on certain of Gogo’s activities relating to the collection and use of data of end users. Further, as we promote exclusive content and services and increase targeted advertising with our media partners to customers of the Gogo service, we may attract increased regulatory scrutiny.

We cannot be certain what positions regulators may take regarding our compliance with, or lack of compliance with, current and future legal and regulatory requirements or what positions regulators may take regarding any past or future actions we have taken or may take in any jurisdiction. Regulators may determine that we are not in compliance with legal and regulatory requirements, and impose penalties, or we may need to make changes to the Gogo platform, which could be costly and difficult. Any of these events would adversely affect our operating results and business.

The satellites that we currently rely on or may rely on in the future have minimum design lives, but could fail or suffer reduced capacity before then.

The usefulness of the satellites upon which we currently rely and may rely on in the future is limited by each satellite’s minimum design life. For example, the satellites through which we will provide Ku-band service have minimum design lives of up to 15 years. A number of factors affect the useful lives of satellites, including, among other things, the quality of their design and construction, the durability of their component parts, the ability of our satellite provider to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, and the remaining onboard fuel following orbit insertion. Our ability to offer in-flight connectivity outside North America and alleviate capacity constraints throughout our network depends on the continued operation of the satellites or any replacement satellites, each of which has a limited useful life. We can provide no assurance, however, as to the actual operational lives of those or future satellites, which may be shorter than their design lives, nor can we provide assurance that replacement satellites will be developed, authorized or successfully deployed.

In the event of a failure or loss of any of these satellites, our satellite service providers may relocate another satellite and use it as a replacement for the failed or lost satellite, which could have an adverse effect on our business, financial condition and results of operations. Such a relocation may require regulatory approval, including through, among other things, a showing that the replacement satellite would not cause additional interference compared to the failed or lost satellite. We cannot be certain that our satellite service provider could obtain such regulatory approval. In addition, we cannot guarantee that another satellite will be available for use as a replacement for a failed or lost satellite, or that such relocation can be accomplished without disrupting or otherwise adversely impacting our business.

Satellites that are not yet in service are subject to construction and launch related risks.

Satellite construction and launch are subject to significant risks, including delays, launch failure and incorrect orbital placement. Certain launch vehicles that may be used by our satellite service providers have either unproven track records or have experienced launch failures in the past. The risks of launch delay and failure are usually greater when the launch vehicle does not have a track record of previous successful flights. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites and to obtain other launch opportunities. Construction and launch delays, including any delay in the launch of satellites intended to support Inmarsat’s Ka-band Global Xpress satellite service or the launch of the satellite scheduled to replace one of the satellites we currently plan to utilize to provide Ku-band satellite service, could materially and adversely affect our ability to generate revenues.

Risks Related to Our Business and Industry

If our efforts to retain and attract customers are not successful, our revenue will be adversely affected.

We currently generate substantially all of our revenue from sales of services, some of which are on a subscription basis, and equipment. We must continue to retain existing subscribers and attract new and repeat customers. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them, and as a result, our revenue would be adversely affected. If consumers do not perceive the Gogo service to be reliable or valuable or if we introduce new services that are not favorably received by the market, we may not be able to retain existing subscribers or attract new or repeat customers. If our airline partners, OEMs and dealers do not view our equipment as high-quality or cost-effective or if our equipment does not keep pace with innovation, our current and potential customers may choose to do business with our competitors. If we are unable to effectively retain existing subscribers and attract new and repeat customers, our business, financial condition and results of operations would be adversely affected.

Unreliable service levels, uncompetitive pricing, lack of availability, security risk and lack of related features of our equipment and services are some of the factors that may adversely impact our ability to retain existing customers and partners and attract new and repeat customers. In our CA business, if consumers are able to satisfy their in-flight entertainment needs through activities other than broadband internet access, at no or lower cost, they may not perceive value in our products and services. If our efforts to satisfy and retain our existing customers and subscribers are not successful, we may not be able to continue to attract new customers through word-of-mouth referrals. Any of these factors could cause our customer growth rate to fall, which would adversely impact our business, financial condition and results of operations. In addition, our contracts with airline partners from which derive a majority of our CA business revenue allow for termination rights if the percentage of passengers using Gogo Connectivity aboard their flights falls below certain thresholds.

The demand for in-flight broadband internet access service may decrease or develop more slowly than we expect. We cannot predict with certainty the development of the U.S. or international in-flight broadband internet access market or the market acceptance for our products and services.

Our future success depends upon growing demand for in-flight broadband internet access services, which is inherently uncertain. We have invested significant resources towards the roll-out of new service offerings, which represent a substantial part of our growth strategy. We face the risk that the U.S. and international markets for in-flight broadband internet access services may decrease or develop more slowly or differently than we currently expect, or that our services, including our new offerings, may not achieve widespread market acceptance. We may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers.

Our business depends on the continued proliferation of Wi-Fi as a standard feature in mobile devices. The growth in demand for in-flight broadband internet access services also depends in part on the continued and increased use of laptops, smartphones, tablet computers, and other Wi-Fi enabled devices and the rate of evolution of data-intensive applications on the mobile internet. If Wi-Fi ceases to be a standard feature in mobile devices, if the rate of integration of Wi-Fi on mobile devices decreases or is slower than expected, or if the use of Wi-Fi enabled devices or development of related applications decreases or grows more slowly than anticipated, the market for our services may be substantially diminished.

We have incurred operating losses in every quarter since we launched the Gogo service and may continue to incur quarterly operating losses, which could negatively affect our stock price.

We have incurred operating losses in every quarter since we launched the Gogo service in August 2008, and we may not be able to generate sufficient revenue in the future to generate operating income. We also expect our costs to increase materially in future periods, which could negatively affect our future operating results. We expect to continue to expend substantial financial and other resources on the continued roll-out of our technology roadmap and international expansion. The amount and timing of these costs are subject to numerous variables, and we may not complete the roll-out of our technology roadmap and international expansion prior to the time we have a need for additional funding. Such variables include, for our technology roadmap, the timely and successful roll-out of ATG-4 and Ku-band satellite service, and the timing of the roll-out of other technologies in the future, including Ka-band and other satellite technology, as well as costs incurred to develop and implement changes to ground and airborne software and hardware, costs associated with subsidizing our airline partners’ upgrades to ATG-4 or other contractually obligated upgrades to our connectivity services and, with respect to satellite technologies, the cost of obtaining satellite capacity. With respect to our international expansion, such variables may include, in addition to costs associated with satellite technology as discussed in the preceding sentence, costs incurred to modify our portal for international deployment, costs related to sales and marketing activities and administrative support functions and additional legal and regulatory expenses associated with operating in the international commercial aviation market. In addition, we expect to incur additional general administrative expenses, including legal and accounting expenses, related to being a public company. These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, it could adversely affect our financial condition and results of operations.

We may need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We may require additional financing in the near or long term future to execute our business plan, including our technology roadmap, international or domestic expansion plans or other changes. Our success may depend on our ability to raise such additional financing on reasonable terms and on a timely basis. The amount and timing of our capital needs will depend in part on the extent of deployment of the Gogo service, the rate of customer penetration, the adoption of our service by airline partners and other factors set forth above that could adversely affect our business. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate additional service deployment, operations and investments or employ internal cost savings measures.

Increased costs and other demands associated with our growth could impact our ability to achieve profitability over the long term and could strain our personnel, technology and infrastructure resources.

We expect our costs to increase in future periods, which could negatively affect our future operating results. We continue to experience growth in our headcount and operations, which has placed significant demands on our management, administrative, technological, operational and financial infrastructure. Anticipated future growth, including growth related to the broadening of our service offerings, the roll-out of the technology roadmap and other network enhancements and international expansion of our CA business, will require the outlay of significant operating and capital expenditures and will continue to place strains on our personnel, technology and infrastructure. Our success will depend in part upon our ability to contain costs with respect to growth opportunities. For example, if we cannot scale capital expenditures associated with our technology roadmap, we may not be able to successfully roll out these network enhancements on a timely basis or at all. The additional costs associated with improvements in our network infrastructure will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. To successfully manage the expected growth of our operations, including our network, on a timely and cost-effective basis we will need to continue to improve our operational, financial, technological and management controls and our reporting systems and procedures. In addition, as we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. If we fail to successfully manage our growth, it could adversely affect our business, financial condition and results of operations.

Adverse economic conditions may have a material adverse effect on our business.

Macro-economic challenges, including the recent financial crisis and the European sovereign debt and economic crisis, are capable of creating volatile and unpredictable environments for doing business. We cannot predict the nature, extent, timing or likelihood of any economic slowdown or the strength or sustainability of any economic recovery, worldwide, in the United States or in the airline industry. For many travelers, air travel and spending on in-flight internet access are discretionary purchases that they can eliminate in difficult economic times. Additionally, a weaker business environment may lead to a decrease in overall business travel, which has historically been an important contributor to our Gogo service revenue. In addition, continued deteriorating conditions may place market or political pressure on the customers that are served by our BA segment to cut costs including by reducing use of private aircraft.

These conditions may make it more difficult or less likely for customers to purchase our equipment and services. If economic conditions in the United States or globally deteriorate further or do not show improvement, we may experience material adverse effects to our business, cash flow and results of operations.

Our operating results may fluctuate unexpectedly, which makes them difficult to predict and may cause us to fail to meet the expectations of investors, adversely affecting our stock price.

We operate in a highly dynamic industry and our future quarterly operating results may fluctuate significantly. Our revenue and operating results may vary from quarter to quarter due to many factors, many of which are not within our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Further, it is difficult to accurately forecast our revenue, margin and operating results, and if we fail to match our expected results or the results expected by financial analysts or investors, the trading price of our common stock may be adversely affected.

In addition, due to generally lower demand for business travel during the summer months and holiday periods, and leisure and other travel at other times during the year, our quarterly results may not be indicative of results for the full year. Due to these and other factors, quarter-to-quarter comparisons of our historical operating results should not be relied upon as accurate indicators of our future performance.

If our marketing and advertising efforts fail to generate additional revenue on a cost-effective basis, or if we are unable to manage our marketing and advertising expenses, it could harm our results of operations and growth.

Our future growth and profitability, as well as the maintenance and enhancement of our important brands, including Gogo, will depend in large part on the effectiveness and efficiency of our marketing and advertising expenditures. We use a diverse mix of television, print, trade show and online marketing and advertising programs to promote our CA and BA businesses. Significant increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive, but potentially less effective, marketing and advertising channels. In addition, to the extent we implement new marketing and advertising strategies, we may in the future have significantly higher expenses. We have incurred, and may in the future incur, marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not continue to result in increased revenue or generate sufficient levels of brand awareness. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace existing marketing and advertising channels with similarly effective channels, our marketing and advertising expenses could increase substantially, our customer levels could be affected adversely, and our business, financial condition and results of operations may suffer.

In addition, our expanded marketing efforts may increase our customer acquisition cost. For example, our decision to expand our international marketing and advertising efforts could lead to a significant increase in our marketing and advertising expenses. Any of these additional expenses may not result in sufficient customer growth to offset cost, which would have an adverse effect on our business, financial condition and results of operations.

Our possession and use of personal information and the use of credit cards by our customers present risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

Maintaining our network security is of critical importance because our online systems store confidential registered user, employee and other sensitive data, such as names, email addresses, addresses and other personal information. We depend on the security of our networks and, in part, on the security of the network infrastructures of our third-party telecommunications service providers, our customer support providers and our other vendors. Unauthorized use of our, or our third-party service providers’, networks, computer systems and services could potentially jeopardize the security of confidential information, including credit card information, of our customers. There can be no assurance that any security measures we, or third parties, take will be effective in preventing these activities. As a result of any such breaches, customers may assert claims of liability against us as a result of any failure by us to prevent these activities. Further, our in-cabin network operates as an open, unsecured Wi-Fi hotspot, and non-encrypted transmissions users send over this network may be vulnerable to access by users on the same plane. These activities may subject us to legal claims, adversely impact our reputation, and interfere with our ability to provide our services, all of which could have a material adverse effect on our business prospects, financial condition and results of operations.

Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could also subject us to liabilities imposed by United States federal and state regulatory agencies or courts. For example, the FCC’s Customer Proprietary Network Information rules, applicable to our satellite-based BA offerings, require us to comply with a range of marketing and privacy safeguards. The Federal Trade Commission (“FTC”) could assert jurisdiction to impose penalties related to our Gogo Connectivity service if it found our privacy policies or security measures to be inadequate under existing federal law. We could also be subject to evolving state laws that impose data breach notification requirements, specific data security obligations, or other consumer privacy-related requirements. Our failure to comply with any of these rules or regulations could have an adverse effect on our business, financial condition and results of operations.

Other countries in which we may operate or from which our services may be offered, including those in the European Union, also have certain privacy and data security requirements that may apply to our business, either now or in the future. These countries’ laws are generally more stringent than the requirements in the United States. To the extent that Gogo establishes an office or maintains equipment, such as servers, in the European Union, it may be subject to the European Union’s Data Protection Directive (DIRECTIVE 95/46/EC), the e-Privacy Directive, and, as described below, future European Union requirements. The data collected by Gogo in relation to its users (including email address, billing info, airline, tail number, origin, destination, flight number, and certain usage information and device identifiers associated with their trip when stored with a user name) is personal data within the meaning of the European Union Directive, which requires “appropriate security measures” to protect against unlawful or accidental loss or destruction of personal data. To the extent that Gogo does not provide a secure network for in-flight communications, it risks non-compliance with the European Union Directive. The European Union Data Protection Directive also provides specific requirements relating to cross border transfers of personal information to certain jurisdictions, including to the United States. The e-Privacy Directive imposes requirements on the level of information to be given to users about cookies and similar technologies and the need for user consent prior to dropping cookies. In addition, some countries have stricter consumer notice and/or consent requirements relating to personal information collection, use or sharing. Moreover, international privacy and data security regulations may become more complex. The European Union is considering a new data protection regulation which, if enacted, may result in even more restrictive privacy-related requirements. Under the proposed data protection regulation, all European Union-based data processing activities of data controllers and data processors will be regulated by a single Member State, which will be determined by the location of the main establishment of the relevant organization or, if there is no European Union establishment, by the place where the bulk of the processing takes place. The new regulation is also specifically stated to apply to the monitoring of behavior of European Union residents, wherever the data controller is based. The draft will go through a number of further iterations and discussions within the European Union institutions, but is expected to be passed in 2014.

In the event that Gogo establishes a Swiss affiliate, or maintains an office or equipment to process data in Switzerland, it may be subject to Swiss data protection and telecommunications regulations. Our failure to comply with other countries’ privacy or data security-related laws, rules or regulations could also have an adverse effect on our business, financial condition and results of operations. Like the European Union, the Swiss regime restricts the transfer of personal data outside of Switzerland, which provides that transfers to a country that does not provide an adequate level of protection for personal data may be unlawful. In addition, our business, including our ability to expand and operate internationally, could be adversely affected if laws or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our portal or our privacy policy. Any breach of these data protection regulations could result in private actions or actions brought by the data protection agency of the country in which the breach occurred.

Beyond Europe, to the extent Gogo expands into the Asia Pacific region, it may be required to comply with the data protection regulations of each country in which Gogo has a physical presence, including the presence of offices or equipment. Whether we are subject to the regulations in each country will need to be assessed on a case by case basis; however, Gogo’s business partners and vendors located in these regions may require Gogo to be compliant with any relevant regulations.

In addition, all Gogo Connectivity customers use credit cards to purchase our products and services. Problems with our or our vendors billing software could adversely affect our customer satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment services. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, our business, financial condition and results of operations could be adversely affected.

We depend upon third parties to manufacture equipment components, provide services for our network and install our equipment.

We rely on third-party suppliers for equipment components and services that we use to provide our ATG and satellite telecommunication Wi-Fi services. The supply of third party components and services could be interrupted or halted by a termination of our relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. We also rely on a third party to provide the links between our data centers and our ground network. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services on a timely basis consistent with our schedule, our business prospects, financial condition and results of operations could be adversely affected.

In our CA business, installation and maintenance of our ATG and satellite equipment is performed by employees of third party service providers who are trained by us and, in a number of cases, our airline partners have the right to elect to have their own employees or a third-party service provider of their choice install our equipment directly. In our BA segment, installation of our equipment is performed by the OEMs or dealers who purchase our equipment. Having third parties or our customers install our equipment reduces our control over the installation process, including the timeliness and quality of the installation. If there is an equipment failure, including due to problems with the installation process, our reputation and our relationships with our customers could be harmed. The passenger jets operated by our airline partners are very costly to repair and therefore damages in any claims related to faulty installation could be material. Additionally, we may be forced to pay significant remediation costs to cover equipment failure due to installation problems and we may not be able to be indemnified for a portion or all of these costs.

We may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute our growth strategy. The loss of one or more of our key personnel could harm our business.

Competition for key technical personnel in high-technology industries such as ours is intense. We believe that our future success depends in large part on our continued ability to hire, train, retain and leverage the skills of qualified engineers and other highly skilled personnel needed to maintain and grow our ATG and satellite networks and related technology and develop and successfully deploy our technology roadmap and new wireless telecommunications products and technology. We may not be as successful as our competitors at recruiting, training, retaining and utilizing these highly skilled personnel. In particular, we may have more difficulty attracting or retaining highly skilled personnel during periods of poor operating performance. Any failure to recruit, train and retain highly skilled employees could negatively impact our business and results of operations.

We depend on the continued service and performance of our key personnel, including Michael Small, our President and Chief Executive Officer. Such individuals have acquired specialized knowledge and skills with respect to Gogo and its operations. As a result, if any of these individuals were to leave Gogo, we could face substantial difficulty in hiring qualified successors and could experience a loss of productivity while any such successor obtains the necessary training and expertise. We do not maintain key man insurance on any of our officers or key employees. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.

We believe our business depends on strong brands, and if we do not maintain and enhance our brand, our ability to gain new customers and retain customers may be impaired.

We believe that our brands are a critical part of our business. We collaborate extensively with our airline partners on the look and feel of the in-flight homepage that their passengers encounter when logging into the Gogo service in flight. In order to maintain strong relationships with our airline partners, we may have to reduce the visibility of the Gogo brand or make other decisions that do not promote and maintain the Gogo brand. In addition, many of our trademarks contain words or terms having a somewhat common usage and, as a result, we may have trouble registering or protecting them in certain jurisdictions, for example, the domain www.gogo.com is not owned by us. If we fail to promote and maintain the “Gogo®” brand, or if we incur significant expenses to promote our brands and are still unsuccessful in maintaining strong brands, our business prospects, financial condition and results of operations may be adversely affected.

Businesses or technologies we acquire could prove difficult to integrate, disrupt our ongoing business, dilute stockholder value or have an adverse effect on our results of operations.

As part of our business strategy, we may engage in acquisitions of businesses or technologies to augment our organic or internal growth. We do not have any meaningful experience with integrating and managing acquired businesses or assets. Acquisitions involve challenges and risks in negotiation, execution, valuation and integration. Moreover, we may not be able to find suitable acquisition opportunities on terms that are acceptable to us. Even if successfully negotiated, closed and integrated, certain acquisitions may not advance our business strategy, may fall short of expected return-on-investment targets or may fail. Any future acquisition could involve numerous risks, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the operations and products of the acquired business;

•	use of cash to fund the acquisition or for unanticipated expenses;

•	limited market experience in new businesses;

•	exposure to unknown liabilities, including litigation against the companies we acquire;

•	additional costs due to differences in culture, geographical locations and duplication of key talent;

•	delays associated with or resources being devoted to regulatory review and approval;

•	acquisition-related accounting charges affecting our balance sheet and operations;

•	difficulty integrating the financial results of the acquired business in our consolidated financial statements;

•	controls in the acquired business;

•	potential impairment of goodwill;

•	dilution to our current stockholders from the issuance of equity securities; and

•	potential loss of key employees or customers of the acquired company.

In the event we enter into any acquisition agreements, closing of the transactions could be delayed or prevented by regulatory approval requirements, including antitrust review, or other conditions. We may not be successful in addressing these risks or any other problems encountered in connection with any attempted acquisitions, and we could assume the economic risks of such failed or unsuccessful acquisitions.

Difficulties in collecting accounts receivable could have a material effect on our results of operations.

The provision of equipment to our airline partners involves significant accounts receivable attributable to equipment receivables, which may not be settled on a timely basis. The large majority of our service revenue in our CA business is generated from credit card transactions and credit card accounts receivable are typically settled between one and five business days. Service and equipment revenues in our BA segment are directly billed to customers. Difficulties in enforcing contracts, collecting accounts receivables or longer payment cycles could lead to material fluctuations in our cash flows and could adversely affect our business, operating results and financial condition.

Expenses or liabilities resulting from litigation could adversely affect our results of operations and financial condition.

From time to time, we may be subject to claims or litigation in the ordinary course of our business, including for example, claims related to employment matters and class action lawsuits. Our operations are characterized by the use of new technologies and services across multiple jurisdictions that implicate a number of statutory schemes and a range of rules and regulations that may be subject to broad or creative interpretation, which may subject to us to litigation, including class action lawsuits, the outcome of which may be difficult to assess or quantify due to the potential ambiguity inherent in these regulatory schemes and/or the nascency of our technologies and services. Plaintiffs in these types of litigation may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our products and services, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our results of operations and could require us to pay significant monetary damages. In addition, costly and time consuming litigation could be necessary to enforce our existing contracts and, even if successful, could have an adverse effect on us. For example, we recently concluded litigation with one of our airline partners regarding its right to deinstall our equipment. In addition, prolonged litigation against any airline partner, customer or supplier could have the effect of negatively impacting our reputation and goodwill with existing and potential airline partners, customers and suppliers.

Risks Related to Our Indebtedness

We and our subsidiaries may incur additional debt in the future, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities and reduce the value of your investment.

As of March 31, 2013, we had $132.5 million of debt outstanding under the senior secured credit facility, our “Senior Term Facility,” that we entered into with certain financial institutions on June 21, 2012. On April 4, 2013, we increased the size of the Senior Term Facility through an amendment to the credit agreement governing the Senior Term Facility to $248.0 million, as so amended, the “Amended Senior Term Facility”, and we incurred $113.0 million of additional indebtedness under the Amended Senior Term Facility. Subject to certain limitations set forth in the Amended Senior Term Facility, we or our subsidiaries may incur additional debt in the future, which could increase the risks described below and lead to other risks. The amount of our debt or such other obligations could have important consequences for holders of our common stock, including, but not limited to:

•	our ability to satisfy obligations to lenders may be impaired, resulting in possible defaults on and acceleration of our indebtedness;

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our ability to obtain additional financing for refinancing of existing indebtedness, working capital, capital expenditures, including costs associated with our international expansion, product and service development, acquisitions, general corporate purposes and other purposes may be impaired;

•	a substantial portion of our cash flow from operations could be used to repay the principal and interest on our debt;

•	we may be increasingly vulnerable to economic downturns and increases in interest rates;

•	our flexibility in planning for and reacting to changes in our business and the markets in which we operate may be limited; and

•	we may be placed at a competitive disadvantage relative to other companies in our industry.

Our Amended Senior Term Facility contains financial and operating covenants and restrictions that limit our operations and could lead to adverse consequences if we fail to comply with them.

The Amended Senior Term Facility contains certain financial and operating covenants and other restrictions relating to, among other things, limitations on indebtedness (including guarantees of additional indebtedness) and liens, mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, dividends and other restricted payments, repurchase of shares of capital stock and options to purchase shares of capital stock and certain transactions with affiliates. Additionally, depending on the leverage ratio of our BA segment, up to 50% of that segment’s annual excess cash flow may be required to be used to repay principal under the Amended Senior Term Facility and, as a result, will not be available for investment in our business, including required expenditures and investments in our CA-NA or CA-ROW segments.

Failure to comply with these financial and operating covenants could result from, among other things, changes in our results of operations, the incurrence of additional indebtedness or changes in general economic conditions, which may be beyond our control. The breach of any of these covenants or restrictions could result in a default under the Amended Senior Term Facility that would permit the lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay such amounts, lenders having secured obligations could proceed against the collateral securing these obligations. The collateral includes the capital stock of our domestic subsidiaries, 65% of the capital stock of our foreign subsidiaries and substantially all of our and our subsidiaries’ other tangible and intangible assets, subject in each case to certain exceptions. This could have serious consequences on our financial condition and results of operations and could cause us to become bankrupt or otherwise insolvent. In addition, these covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our business and stockholders.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended Senior Term Facility” for additional information about the financial and operating covenants set forth in the Amended Senior Term Facility and also the Amended Senior Term Facility generally.

Increases in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Our debt outstanding under the Amended Senior Term Facility bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms, or at all.

We have historically relied primarily on private placements of our equity securities to fund our operations, capital expenditures and expansion and, most recently, we obtained debt financing to fund a portion of our operations. The market conditions and the macroeconomic conditions that affect the markets in which we operate could have a material adverse effect on our ability to secure financing on acceptable terms, if at all. We may be unable to secure additional financing on favorable terms or at all or our operating cash flow may be insufficient to satisfy our financial obligations under the indebtedness outstanding from time to time. The terms of additional financing may limit our financial and operating flexibility. Our ability to satisfy our financial obligations will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. Furthermore, if financing is not available when needed, or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Risks Relating to This Offering and Our Common Stock

Our common stock has no prior public market and the market price of our common stock may be volatile and could decline after this offering.

Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We will negotiate the initial public offering price per share with the representatives of the underwriters and therefore, that price may not be indicative of the market price of our common stock after this offering. We cannot assure you that an active public market for our common stock will develop after this offering or, if it does develop, it may not be sustained. In the absence of a public trading market, you may not be able to liquidate your investment in our common stock. In addition, the market price of our common stock may fluctuate significantly and fluctuations in market price and volume are particularly common among securities of technology companies. Among the factors that could affect our stock price are:

•	airline industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in technology or customer usage of Wi-Fi and internet broadband services;

•	customer satisfaction with and demand for our current and future products and services;

•	any inability to timely and efficiently roll out our technology roadmap;

•	any inability to sufficiently execute our international growth strategy;

•	any inability to obtain and provide satellite service on commercially reasonable terms or at all, currently and in the future, including Ka-band satellite service;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in or failure to meet publicly disclosed expectations as to our future financial performance;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	action by institutional stockholders or other large stockholders, including future sales;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

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developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;

•	failure to complete significant sales;

•	any future sales of our common stock or other securities;

•	renewal of our FCC license;

•	additions or departures of key personnel; and

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an inability to utilize existing or future tax benefits, including those related to our NOLs, for any reason. See Note 13, “Income Tax” to our consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares of common stock outstanding as of May 31, 2013, upon completion of this offering, we will have 86,013,813 outstanding shares of common stock (or 87,663,813 outstanding shares of common stock, assuming exercise of the underwriters’ overallotment option in full). All of the shares sold pursuant to this offering will be immediately tradeable without restriction under the Securities Act unless held by “affiliates”, as that term is defined in Rule 144 under the Securities Act. The remaining 75,013,813 shares of common stock outstanding as of May 31, 2013 will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the terms of the lock-up agreements entered into among us, the underwriters and stockholders holding approximately 98% of our common stock. Our board of directors and Morgan Stanley & Co. LLC, the representative of the underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting.” Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. A total of 12,540,814 shares of common stock are reserved for issuance under our equity incentive plans. As of June 5, 2013, there were stock options outstanding to purchase a total of 4,852,536 shares of our common stock.

We, stockholders holding approximately 87% of our common stock following completion of this offering, including 52,674,068 shares held by Ripplewood and the Thorne Entities, and our executive officers and directors have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of each of (i) our board of directors and (ii) only following the prior written consent of our board of directors, Morgan Stanley & Co. LLC, for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, approximately 87% of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, any shares of common stock purchased by participants in our directed share program pursuant to which the underwriters have reserved, at our request, up to 5% of the common stock offered by this prospectus for sale to our employees, will be subject to a 180-day lock-up restriction. After such lock-up period, shares purchased by non-“affiliates” (as such term is defined by Rule 144) of the Company will be eligible for future sale free of any restrictions. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, certain of our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144A. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, holders of approximately 74,192,401 shares, or 87%, of our common stock, including 27,842,717 shares, or 32%, of our common stock held by Ripplewood and 24,831,351 shares, or 29%, of our common stock held by the Thorne Entities, will have registration rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders in the future. Once we register the shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the restrictions contained in the lock-up agreements.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

A few significant stockholders control the direction of our business. If the ownership of our common stock continues to be highly concentrated, it could prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, Ripplewood and the Thorne Entities will beneficially own approximately 32% and 29%, respectively, of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares. As a result, either Ripplewood or the Thorne Entities alone could exercise significant influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock. In addition, together, Ripplewood and the Thorne Entities would be able to exercise control over such matters following this offering, which similarly may reduce the market price of our common stock.

The interests of our existing stockholders may conflict with the interests of our other stockholders. Our Board of Directors intends to adopt corporate governance guidelines that will, among other things, address potential conflicts between a director’s interests and our interests. In addition, we intend to adopt a code of business conduct that, among other things, requires our employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or the interests of Gogo Inc. and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics will not, by themselves, prohibit transactions with our principal stockholders.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the Securities and Exchange Commission (“SEC”). We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements, under the listing standards of the NASDAQ Stock Market, or Nasdaq, and the Sarbanes-Oxley Act of 2002, which will impose significant new compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, which may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and Nasdaq rules;

•	define and expand the roles and the duties of our Board of Directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions; and

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evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, beginning with the year ending December 31, 2014, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act of 2002. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 unless we choose to utilize the exemption from such attestation requirement available to “emerging growth companies.” As described in the following risk factor, we expect to qualify as an emerging growth company upon completion of this offering and could potentially qualify as an emerging growth company until December 31, 2018. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting (at such time as it is required to do so), investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, Nasdaq, or other regulatory authorities.

In addition, as a public company, we will be subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which will require us to diligence, disclose and report whether or not our products contain certain minerals and metals, known as “conflict minerals.” The implementation of these new requirements could adversely affect the sourcing, availability and pricing of certain of the materials used in the manufacture of components in our products and equipment. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure and other requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting and other requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to qualify as an emerging growth company upon completion of this offering and will remain an emerging growth company until the earliest of (a) the last day of our fiscal year following the fifth anniversary of this offering; (b) the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (2) have been required to file annual, quarterly and current reports under the Securities Exchange Act of 1934 for a period of at least 12 calendar months, and (3) have filed at least one annual report pursuant to the Securities Act of 1934. As a result, we may qualify as an emerging growth company until as late as December 31, 2018.

We cannot predict if investors will find our common stock less attractive if we choose to rely on one or more of these exemptions or if our decision to avail ourselves of the reduced requirements may make it more difficult for investors and securities analysts to evaluate our company. If some investors find our common stock less attractive as a result of our decision to utilize one or more of the exemptions available to us as an emerging growth company, there may be a less active trading market for our common stock and the market price of our common stock may be adversely affected.

Under Section 102(b) of the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Pursuant to Section 107(b) of the Jumpstart Our Business Startups Act, we have irrevocably elected to “opt out” of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We could be the subject of securities class action litigation due to future stock price volatility, which could divert management’s attention and adversely affect our results of operations.

The stock market in general, and market prices for the securities of technology companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations in which the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a similar lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

Anti-takeover provisions in our charter documents and Delaware law, and certain provisions in our existing and any future credit facility could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, we anticipate that, prior to the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	authorize the issuance of “blank check” preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

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establish a classified Board of Directors, as a result of which our board will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the Board of Directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. In addition, our current credit facility with Alaska Airlines has, and other credit facilities we may enter into in the future may have, covenants that restrict our rights to engage in certain change of control transactions. See “Description of Capital Stock—Certain Certificate of Incorporation, By-Law and Statutory Provisions.”

Our amended and restated certificate of incorporation and amended and restated bylaws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on the judgment of our management regarding the use of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, products, services or technologies, as well as international expansion. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock outstanding. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $12.97 a share as of March 31, 2013, based on an initial public offering price of $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately 23.0% of the total amount we have raised since our inception, but will own only approximately 12.9% of our total common stock immediately following the completion of this offering, in each case, as of March 31, 2013. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their over-allotment option, or if we issue additional equity securities, investors purchasing common stock in this offering will experience additional dilution. There will also be further dilution to the extent we must issue additional shares of common stock upon conversion of our Class A Preferred Stock, as discussed under “Summary—Conversion of Our Preferred Stock.”

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our capital stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. In addition, the operations of Gogo Inc. are conducted almost entirely through its subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends.

Our corporate charter and bylaws include provisions limiting ownership by non-U.S. citizens, including the power of our board of directors to redeem shares of our common stock from non-U.S. citizens.

The Communications Act and FCC regulations impose restrictions on foreign ownership of FCC licensees, as described in the above risk factor, “If we fail to comply with the Communications Act and FCC regulations limiting ownership and voting of our capital stock by non-U.S. persons we could lose our FCC license.” Our corporate charter and bylaws include provisions that permit our board of directors to take certain actions in order to comply with FCC regulations regarding foreign ownership, including but not limited to, a right to redeem shares of common stock from non-U.S. citizens at prices at or below fair market value. Non-U.S. citizens should consider carefully the redemption provisions in our certificate of incorporation prior to investing in our common stock.

These restrictions may also decrease the liquidity and value of our stock by reducing the pool of potential investors in our company and making the acquisition of control of us by third parties more difficult. In addition, these restrictions could adversely affect our ability to attract additional equity financing in the future or consummate an acquisition of a foreign entity using shares of our capital stock. See “Description of Capital Stock—Limited Ownership by Foreign Entities.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, international expansion, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “future” and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

•	the loss of, or failure to realize benefits from, agreements with our airline partners;

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any inability to timely and efficiently roll out our technology roadmap or the failure by our airline partners to roll out equipment upgrades or new services or adopt new technologies in order to support increased network capacity demands;

•	the loss of relationships with original equipment manufacturers or dealers;

•	our ability to develop network capacity sufficient to accommodate growth in passenger demand;

•	unfavorable economic conditions in the airline industry and economy as a whole;

•	our ability to expand our domestic or international operations, including our ability to grow our business with current and potential future airline partners;

•	an inability to compete effectively;

•	our reliance on third-party satellite service providers and equipment and other suppliers, including single source providers and suppliers;

•	our ability to successfully develop and monetize new products and services, including those that are currently being offered on a limited or trial basis or are in various stages of development;

•	the effects, if any, on our business of recent events relating to American Airlines;

•	a revocation of, or reduction in, our right to use licensed spectrum or grant of a license to use air-to-ground spectrum to a competitor;

•	our use of open source software and licenses;

•	the effects of service interruptions or delays, technology failures, material defects or errors in our software or damage to our equipment;

•	the limited operating history of our CA-NA and CA-ROW segments;

•	increases in our projected capital expenditures due to, among other things, unexpected costs incurred in connection with the roll-out of our technology roadmap or our international expansion;

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compliance with U.S. and foreign government regulations and standards, including those related to the installation and operation of satellite equipment and our ability to obtain and maintain all necessary regulatory approvals to install and operate our equipment in the U.S. and foreign jurisdictions;

•	our, or our technology suppliers’, inability to effectively innovate;

•	costs associated with defending pending or future intellectual property infringement and other litigation or claims;

•	our ability to protect our intellectual property;

•	any negative outcome or effects of pending or future litigation;

•	limitations and restrictions in the agreements governing our indebtedness and our ability to service our indebtedness;

•	our ability to obtain additional financing on acceptable terms or at all;

•	fluctuation in our operating results;

•	our ability to attract and retain customers and to capitalize on revenue from our platform;

•	the demand for in-flight broadband internet access services or market acceptance for our products and services;

•	changes or developments in the regulations that apply to us, our business and our industry;

•	the attraction and retention of qualified employees and key personnel;

•	the effectiveness of our marketing and advertising and our ability to maintain and enhance our brands;

•	our inability to manage our growth in a cost-effective manner and integrate and manage acquisitions;

•	compliance with corruption laws and regulations in the jurisdictions in which we operate, including the Foreign Corrupt Practices Act and the (U.K.) Bribery Act 2010;

•	restrictions on the ability of U.S. companies to do business in foreign countries, including, among others, restrictions imposed by the OFAC;

•	difficulties in collecting accounts receivable; and

•	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

Any one of these factors or a combination of these factors could materially affect our financial condition or future results of operations and could influence whether any forward-looking statements contained in this prospectus ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and you should not place undue reliance on them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $16.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $161.9 million, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $14.1 million. See “Underwriting.”

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to the capital markets, increase awareness of our company among potential customers and improve our competitive position. We currently intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including (i) costs associated with international expansion, including costs incurred to modify our portal for international deployment, costs related to sales and marketing activities and administrative support functions and additional legal and regulatory expenses associated with operating in the international commercial aviation market and (ii) certain costs associated with satellite or other technologies, such as costs incurred to develop and implement changes to ground and airborne software and hardware and the cost of obtaining satellite capacity. We do not intend to use the net proceeds from this offering to repay the principal of any of our existing long-term debt. We will have broad discretion over the way that we use the net proceeds of this offering received by us. See “Risk Factors—Risks Relating to This Offering and Our Common Stock—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.”

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $10.2 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors by $14.9 million, assuming the initial public offering price of $16.00 per share (the mid-point of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our Board of Directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures.”

CAPITALIZATION

The following table sets forth our total cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the filing of an amended and restated certificate of incorporation to authorize 500,000,000 shares of common stock and 100,000,000 shares of undesignated preferred stock;

•	a 103-for-1 stock split of our shares of common stock;

•	the conversion of all of our outstanding shares of convertible preferred stock into 66,645,195 shares of common stock; and

•

on a pro forma (as adjusted) basis to reflect the pro forma adjustments above and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds to us from this offering as described in “Use of Proceeds.”

The pro forma and pro forma (as adjusted) information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing. The table below should be read in conjunction with “Summary—Conversion of Our Preferred Stock,” “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma (as adjusted)(1)
	(unaudited) (amounts in thousands, except for share numbers)
Cash and cash equivalents	$77,960	$77,960	$239,880

Long term obligations, including current portion	$134,749	$134,749	$134,749
Convertible preferred stock, $0.01 par value:
Class A Senior Convertible Preferred Stock, 15,000 shares authorized; 14,126 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma (as adjusted)	180,367	—	—
Class B Senior Convertible Preferred Stock, 30,000 shares authorized; 22,488 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma (as adjusted)	295,051	—	—
Junior Convertible Preferred Stock, 20,000 shares authorized; 19,070 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma (as adjusted)	156,933	—	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 103,000,000 shares authorized, 7,631,789 shares issued and 6,810,377 shares outstanding, actual(2); 74,276,984 shares issued and 73,455,572 shares outstanding, pro forma(2); and 85,276,984 shares issued and 84,455,572 shares outstanding, pro forma (as adjusted)	—	7	8
Additional paid-in capital	10,100	693,527	855,035
Accumulated other comprehensive loss	(109)	(109)	(109)
Accumulated deficit	(487,317)	(538,400)	(538,400)

Total stockholders’ equity (deficit)	(477,326)	155,025	316,534

Total capitalization	$289,774	$289,774	$451,283

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma (as adjusted) cash and cash equivalents, additional paid-in capital and stockholders equity by $10.2 million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable our pro forma (as adjusted) cash and cash equivalents, additional paid-in capital and stockholders equity by $14.9 million, assuming the assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the front cover page of this prospectus) remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The difference between the number of shares of common stock issued (actual) and the number of shares of common stock outstanding (actual) is attributable to the 821,412 shares of our common stock that are held by AC Management LLC, which is consolidated into our consolidated financial statements. For further discussion of the consolidation of AC Management LLC, see Note 2 to our consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

The share information as of March 31, 2013 shown in the table above excludes:

•	4,067,985 shares of common stock issuable upon exercise of options outstanding as of March 31, 2013 at a weighted average exercise price of $12.11 per share; and

•	237,930 shares of common stock reserved for future issuance under our stock option plan.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2013 was $96.5 million, and our pro forma net tangible book value per share was $1.30. Pro forma net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at March 31, 2013.

After giving effect to the sale of shares of our common stock sold by us in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 2013 would have been $258.0 million, or $3.03 per share. This represents an immediate increase in net tangible book value per share of $1.73 to the existing stockholders and dilution in net tangible book value per share of $12.97 to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of March 31, 2013	$1.30
Increase in net tangible book value per share attributable to new investors in this offering	$1.73
Pro forma net tangible book value per share after this offering		$3.03

Dilution of net tangible book value per share to new investors		$12.97

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $10.2 million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $14.9 million, assuming the assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2013, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	74,277	87.1%	$588,290	77.0%	$7.92
New investors	11,000	12.9	176,000	23.0	16.00

Total	85,277	100%	$764,290	100%	$8.96

The foregoing table does not reflect proceeds to be realized by existing stockholders in connection with the sales by them in this offering, options outstanding under our stock option plans or stock options to be granted after this offering. As of March 31, 2013, there were options to purchase 4,067,985 shares of our common stock outstanding with an average exercise price of $12.11 per share, and 237,930 shares remained available for grant.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical financial data as of and for the periods indicated. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The consolidated statement of operations data and other financial data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data and other financial data for the three month periods ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data and other financial data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period, and the unaudited interim results for the three month period ended March 31, 2013 are not necessarily indicative of results that may be expected for the full year ending December 31, 2013.

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data(1):
Revenue:
Service revenue	$6,019	$15,626	$58,341	$103,918	$167,067	$36,415	$54,935
Equipment revenue	30,771	21,216	36,318	56,238	66,448	17,858	15,819

Total revenue	36,790	36,842	94,659	160,156	233,515	54,273	70,754

Total operating expenses	145,898	147,678	171,620	193,980	260,952	58,581	81,054

Operating loss	(109,108)	(110,836)	(76,961)	(33,824)	(27,437)	(4,308)	(10,300)
Other (income) expense:
Interest expense	14,176	30,067	37	280	8,913	69	3,920
Fair value derivative adjustments	—	—	33,219	(58,740)	(9,640)	(1,127)	—
Loss on extinguishment of debt	—	1,577	—	—	—	—	—
Write off of deferred equity financing costs	—	—	—	—	5,023	—	—
Interest income and other	(905)	(214)	(98)	(32)	(55)	(10)	(18)

Total other (income) expense	13,271	31,430	33,158	(58,492)	4,241	(1,068)	3,902

Income (loss) before income tax provision	(122,379)	(142,266)	(110,119)	24,668	(31,678)	(3,240)	(14,202)
Income tax provision	—	—	3,260	1,053	1,036	226	275

Net income (loss)	(122,379)	(142,266)	(113,379)	23,615	(32,714)	(3,466)	(14,477)
Class A and Class B senior convertible preferred stock return	—	—	(18,263)	(31,331)	(52,427)	(11,528)	(15,283)
Accretion of preferred stock	—	—	(8,501)	(10,181)	(10,499)	(2,586)	(2,690)

Net loss attributable to common stock(2)	$(122,379)	$(142,266)	$(140,143)	$(17,897)	$(95,640)	$(17,580)	$(32,450)

Net loss per share attributable to common stock(3)(4):
Basic	$(19.24)	$(20.93)	$(20.62)	$(2.63)	$(14.07)	$(2.59)	$(4.77)
Diluted	$(19.24)	$(20.93)	$(20.62)	$(2.63)	$(14.07)	$(2.59)	$(4.77)
Weighted average shares used in computing net loss per share attributable to common stock(4):
Basic	6,362	6,798	6,798	6,798	6,798	6,798	6,802
Diluted	6,362	6,798	6,798	6,798	6,798	6,798	6,802

	As of December 31,					As of March 31,
	2008	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,072	$68,452	$18,883	$42,591	$112,576	$77,960
Working capital(5)	773	52,162	12,459	31,314	76,031	48,972
Total assets	172,471	274,849	236,940	285,636	432,115	419,198
Indebtedness and long-term capital leases, net of current portion(6)	202,043	—	2,000	2,224	131,679	130,658
Total liabilities	247,099	61,126	113,928	87,846	263,514	264,173
Convertible preferred stock	—	405,567	453,385	551,452	614,378	632,351
Total stockholders’ deficit(2)	(74,628)	(191,844)	(330,373)	(353,662)	(445,777)	(477,326)

(1)	Prior to December 31, 2009, we operated as a limited liability company under the name AC HoldCo LLC. AC HoldCo LLC was formed as a Delaware limited liability company on March 20, 2006. During 2006, Aircell, Inc. and AC HoldCo LLC entered into a series of agreements to pursue the FCC license governing our ATG spectrum and to provide capital to develop and operate our ATG network. On January 31, 2007, Aircell, Inc. converted to a limited liability company (Aircell LLC) and was acquired by AC HoldCo LLC.
(2)	Prior to December 31, 2009, we operated as a limited liability company under the name AC HoldCo LLC. The net loss was attributable to members of AC HoldCo LLC for the years ended December 31, 2008 and 2009. Total equity (deficit) as of December 31, 2008 was attributable to members of AC HoldCo LLC.
(3)	Does not reflect 821,412 shares of common stock issued to AC Management LLC, an affiliate of the Company whose units are owned by members of our management. Gogo Inc. is the managing member of AC Management LLC, and thereby controls AC Management LLC, and as a result AC Management LLC is consolidated into our consolidated financial statements. As a result of such consolidation, the common shares held by AC Management LLC are not considered outstanding for purposes of our consolidated financial statements, including net loss per share attributable to common stock.
(4)	Amounts for the Company have been adjusted to reflect a 103-for-1 split of our common stock effected on June 17, 2013.
(5)	We define working capital as total current assets less current liabilities.
(6)	Includes long-term accrued interest of $15.8 million as of December 31, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, liquidity and capital resources. It should be read in conjunction with “Selected Consolidated Financial Data,” and is qualified in its entirety by reference to our consolidated financial statements and related notes beginning on page F-1 of this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward Looking Statements.”

Company Overview

Gogo Inc. is the world’s leading provider of in-flight connectivity with the largest number of online aircraft in service and a pioneer in wireless digital entertainment and other services in the commercial and business aviation markets. Effective January 1, 2013, we realigned our operating segments into the following three segments: Commercial Aviation North America, or “CA-NA,” Commercial Aviation Rest of World, or “CA-ROW,” and Business Aviation, or “BA.” We previously reported three segments: commercial aviation, or CA, International and BA. The realignment is intended to better align our reporting structure to the way in which we manage our business. The BA segment was not impacted by the realignment. Prior period segment disclosures have been restated to conform to the current year presentation. Our CA-NA business provides “Gogo®” branded in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers flying routes that begin and end within North America, which for this purpose includes the continental United States (including Alaska), Canada and Mexico. Through our CA-ROW business, we intend to provide in-flight connectivity and wireless digital entertainment solutions to passengers flying on foreign-based commercial airlines and international flights of U.S.-based commercial airlines. This includes routes that begin or end outside of North America (as defined above) for which our international service is provided. Our CA-ROW business is in the start-up phase, as we initiated our international expansion efforts in the first quarter of 2012. Our BA business sells equipment for in-flight telecommunications and provides in-flight internet connectivity and other voice and data communications products and services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through our strategic alliances with satellite companies. The following is a timeline of significant events in our company’s history:

•	Our business aviation operations were formed in 1991 as Air-cell, Inc. for the purpose of providing in-flight telecommunication service to customers in the business aviation market.

•

In 1997, Aircell, Inc. (formerly Air-cell, Inc.) installed its first in-flight analog phone system and, in 2002, partnered with Iridium satellite to provide in-flight voice and data services to our business aviation customers.

•	In June 2006, our subsidiary AC BidCo LLC won and purchased an exclusive ten-year 3 MHz FCC license for ATG spectrum.

•	In January 2007, we acquired Aircell LLC (formerly Aircell, Inc.).

•	In January 2008, we completed construction of our initial nationwide digital ATG network.

•	In August 2008, we launched our Gogo service for commercial aircraft.

•	In June 2009, we began providing ATG service to our business aviation customers.

•

On December 31, 2009, we underwent a corporate restructuring whereby our predecessor company was converted from a limited liability company into a corporation (Aircell Holdings Inc.). As a result of the conversion, our capitalization structure changed as all outstanding convertible debt was converted into one of three classes of preferred stock.

•	On June 15, 2011, we officially changed our name from Aircell Holdings Inc. to Gogo Inc.

•	In the first quarter of 2012, we initiated our international expansion efforts.

•

On June 21, 2012, we entered into a $135 million senior secured credit facility (the “Senior Term Facility”) and on April 4, 2013, we borrowed an additional $113.0 million under an amendment to the Credit Agreement governing our existing Senior Term Facility. See “—Liquidity and Capital Resources” for additional information regarding the Senior Term Facility.

•	On July 26, 2012, we completed the first installation of our enhanced ATG-4 solution.

•

On May 1, 2013, the FCC granted us a license for blanket authority to operate Ku-band satellite transceivers on up to 1,000 aircraft, which allows us to provide domestic and international broadband service (although some countries require additional authorizations of their own).

Consolidated revenue increased to $233.5 million for the year ended December 31, 2012 as compared with $160.2 million during the prior year and increased to $70.8 million for the three month period ended March 31, 2013 as compared with $54.3 million for the comparable prior year period. As of March 31, 2013, the CA-NA segment had 1,878 commercial aircraft online to provide the Gogo service as compared with 1,494 as of March 31, 2012. As of March 31, 2013, the BA segment had 5,060 aircraft online with Iridium satellite communications systems and 1,555 Gogo Biz systems online as compared with 4,837 and 1,027 as of March 31, 2012, respectively. Additionally, the BA segment commenced being a reseller of Inmarsat SwiftBroadband satellite service in 2013 and had 2 systems online as of March 31, 2013. The BA segment has sold equipment for 317 Inmarsat SwiftBroadband systems to business aviation customers since 2009.

Factors and Trends Affecting Our Results of Operations

We believe our operating and business performance is driven by various factors that affect the commercial airline and business aviation industries, including trends affecting the travel industry and trends affecting the customer bases that we target, as well as factors that affect wireless internet service providers and general macroeconomic factors. Key factors that may affect our future performance include:

•

the costs associated with implementing, and our ability to implement on a timely basis, our technology roadmap, including the need for additional cell sites in our ATG network, upgrades and installation of our ATG-4 technology, the roll-out of our satellite service and implementing improvements to our network and operations as technology changes and we experience increased network capacity constraints;

•

the costs associated with our international expansion, including modification to our network to accommodate satellite technology, compliance with applicable foreign regulations and expanded operations outside of the U.S.;

•	the pace and extent of adoption of the Gogo service for use on international commercial aircraft by our current North American airline partners and new international airline partners;

•	the number of aircraft in service in our markets, including consolidation of the airline industry or changes in fleet size by one or more of our airline partners;

•	the economic environment and other trends that affect both business and leisure travel;

•

the extent of customers’, airline partners’ and other aircraft operators’ adoption of our products and services, which is affected by, among other things, willingness to pay for the services that we provide and changes in technology;

•	the continued demand for connectivity and proliferation of Wi-Fi enabled devices, including smartphones, tablets and laptops; and

•

regulatory changes, including those affecting our ability to maintain our ten-year 3 MHz license for ATG spectrum in the U.S., obtain sufficient rights to use additional ATG spectrum and/or other sources of broadband connectivity to deliver our services, and expand our service offerings.

Recent Developments

On March 21, 2012, we announced the signing of an amended connectivity agreement with US Airways, Inc. to add additional US Airways aircraft to the scope of our existing agreement and begin the roll out of Gogo Vision on certain US Airways aircraft. The expansion covers 209 additional US Airways mainline aircraft, which are being outfitted with our ATG-4 technology, as well as 78 regional jets on which our ATG equipment has been installed. In addition, during the expansion process, current Gogo-equipped US Airways aircraft will be upgraded to our ATG-4 technology. The roll-out of our ATG-4 technology began in the fall of 2012.

On July 17, 2012, Industry Canada issued to our Canadian subsidiary a subordinate license that allows us to use Canadian ATG spectrum of which SkySurf Canada Communications Inc. (“SkySurf”) is the primary licensee. On July 24, 2012, we entered into a subordinate license agreement (the “License Agreement”) with SkySurf and on August 14, 2012, the agreement commenced. The License Agreement provides for our exclusive rights to use SkySurf’s ATG spectrum licenses in Canada. The License Agreement has an initial term of ten years commencing on August 14, 2012 and is renewable at our option for an additional ten-year term following the initial expiration and thereafter for a further five-year term. The term of the License Agreement, including the initial ten-year term and any renewals, is contingent on the effectiveness and renewal of the primary spectrum license issued by Industry Canada to SkySurf on June 30, 2009, which expires on June 29, 2019.

On September 13, 2012, we entered into an additional connectivity agreement with American Airlines, under which we will provide Gogo Connectivity service and Gogo Vision on more than 200 of American’s new Airbus A320 and Boeing 737 aircraft. Installations will occur as the aircraft are delivered to American between 2013 and 2017. The aircraft, which are expected to operate primarily in the United States and Latin America, will be installed with both Ku-band and ATG-4 technologies, which will allow them to stay connected domestically and internationally.

On March 20, 2013, we entered into a new connectivity agreement with Delta Air Lines to provide Gogo Connectivity service to Delta’s international fleet, which currently consists of 170 aircraft. The aircraft will be installed with Gogo’s Ku-band satellite-based solution, and installations are expected to begin in 2013.

On March 28, 2013, the Appellate Court of Illinois declined to hear an appeal of our pending lawsuit seeking a preliminary injunction against AirTran Airways. On April 5, 2013, we filed a motion for voluntary dismissal of the suit, and on April 12, 2013, the court granted our motion for voluntary dismissal, without prejudice. As of April 30, 2013, we provided the Gogo service to passengers on 128 AirTran aircraft. Delta Air Lines has announced that it plans to purchase 88 of these 128 AirTran aircraft, which are expected to remain in service. The Gogo service will be deinstalled from the remaining 40 AirTran aircraft over three years. We do not expect the financial impact of the deinstallation of these aircraft to be material.

On April 4, 2013, we borrowed $113.0 million (the “New Borrowing”) under an amendment to the Credit Agreement governing our existing Senior Term Facility, dated as of June 21, 2012, among Gogo Intermediate Holdings LLC (“GIH”), Aircell Business Aviation Services LLC (“ABAS”) and Gogo LLC, as borrowers, the lenders named therein, and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent. We refer to our existing Senior Term Facility, as so amended, as the “Amended Senior Term Facility.” The amendment increased the size of our Senior Term Facility from $135.0 million to $248.0 million. We received net cash proceeds from the New Borrowing of $103.0 million following the payment of debt issuance fees of $10.0 million. We will use the proceeds from the New Borrowing for general corporate purposes, including upgrading certain of our airline partners to ATG-4 technology and funding our international expansion to the extent permitted by the Amended Senior Term Facility. See “—Liquidity and Capital Resources” for additional information regarding the Amended Senior Term Facility.

On April 10, 2013, the United States District Court for the Northern District of California granted our motion to dismiss, without prejudice, a lawsuit filed on October 4, 2012 by James Stewart against us, on behalf of putative classes of national purchasers and a subclass of California purchasers of our service, alleging claims for monopolization and exclusive dealing under the federal antitrust laws and California state antitrust and unfair practices laws related to the Gogo service offered through our domestic commercial airline partners. The court granted the plaintiffs leave to file an amended complaint within two weeks after Gogo has provided documents responsive to the plaintiffs’ discovery request.

On April 11, 2013, we consummated the acquisition of LiveTV Airfone, LLC, or Airfone, including an FCC license for 1 MHz of ATG spectrum held by LiveTV, LLC, or LiveTV. The purchase price for the acquisition was $9.4 million. In connection with the acquisition, we also agreed to license certain intellectual property rights from LiveTV. See Note 19 “Subsequent Events” to our unaudited consolidated financial statements included elsewhere in this prospectus for disclosure relating to potential liabilities associated with the Airfone acquisition.

Key Business Metrics

Our management regularly reviews a number of financial and operating metrics, including the following key operating metrics for the CA-NA and BA segments to evaluate the performance of our business and our success in executing our business plan, make decisions regarding resource allocation and corporate strategies and evaluate forward-looking projections.

Commercial Aviation North America

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Aircraft online	1,056	1,345	1,811	1,494	1,878
Gross passenger opportunity (GPO) (in thousands)	152,744	192,074	250,354	54,707	65,024
Total average revenue per passenger opportunity (ARPP)	$0.32	$0.43	$0.53	$0.53	$0.66
Total average revenue per session (ARPS)	$6.62	$9.01	$9.74	$9.34	$10.30
Connectivity take rate	4.7%	4.7%	5.3%	5.6%	6.2%

•

Aircraft online. We define aircraft online as the total number of commercial aircraft on which our ATG network equipment is installed and Gogo service has been made commercially available as of the last day of each period presented.

•

Gross passenger opportunity (“GPO”). We define GPO as the estimated aggregate number of passengers who board commercial aircraft on which Gogo service has been made available for the period presented. We calculate passenger estimates by taking the maximum capacity of flights with Gogo service, which is calculated by multiplying the number of flights flown by Gogo-equipped aircraft, as published by Air Radio Inc. (ARINC), by the number of seats on those aircraft, and adjusting the product by a passenger load factor for each airline, which represents the percentage of seats on aircraft that are occupied by passengers. Load factors are provided to us by our airline partners and are based on historical data.

•

Total average revenue per passenger opportunity (“ARPP”). We define ARPP as revenue from Gogo Connectivity, Gogo Vision, Gogo Signature Services and other service revenue for the period, divided by GPO for the period.

•

Total average revenue per session (“ARPS”). We define ARPS as revenue from Gogo Connectivity divided by the total number of sessions during the period. A session, or a “use” of Gogo Connectivity, is defined as the use by a unique passenger of Gogo Connectivity on a flight segment. Multiple logins or purchases under the same user name during one flight segment count as only one session.

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Connectivity take rate. We define connectivity take rate as the number of sessions during the period expressed as a percentage of GPO. Included in our connectivity take-rate calculation are sessions for which we did not receive revenue, including those provided pursuant to free promotional campaigns and, to a lesser extent, as a result of complimentary passes distributed by our customer service representatives or unforeseen technical issues. For the periods listed above, the number of sessions for which we did not receive revenue was less than 3% of the total number of sessions.

Business Aviation

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Aircraft online
Satellite	4,553	4,733	5,030	4,837	5,062
ATG	318	860	1,455	1,027	1,555
Average monthly service revenue per aircraft online
Satellite	$127	$131	$133	$139	$151
ATG	1,530	1,791	1,857	1,791	1,893
Units shipped
Satellite	574	618	711	205	147
ATG	374	613	687	181	171
Average equipment revenue per unit shipped (in thousands)
Satellite	$33	$39	$41	$42	$40
ATG	44	48	51	49	53

•	Satellite aircraft online. We define satellite aircraft online as the total number of business aircraft on which we have satellite equipment in operation as of the last day of each period presented.

•	ATG aircraft online. We define ATG aircraft online as the total number of business aircraft on which we have ATG network equipment in operation as of the last day of each period presented.

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Average monthly service revenue per satellite aircraft online. We define average monthly service revenue per satellite aircraft online as the aggregate satellite service revenue for the period, divided by the number of satellite aircraft online during the period (expressed as an average of the month end figures for each month in such period).

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Average monthly service revenue per ATG aircraft online. We define average monthly service revenue per ATG aircraft online as the aggregate ATG service revenue for the period, divided by the number of ATG aircraft online during the period (expressed as an average of the month end figures for each month in such period).

•	Units shipped. We define units shipped as the number of satellite or ATG network equipment units, respectively, shipped during the period.

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Average equipment revenue per satellite unit shipped. We define average equipment revenue per satellite unit shipped as the aggregate equipment revenue earned from all satellite shipments during the period, divided by the number of satellite units shipped.

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Average equipment revenue per ATG unit shipped. We define average equipment revenue per ATG unit shipped as the aggregate equipment revenue from all ATG shipments during the period, divided by the number of ATG units shipped.

Key Components of Consolidated Statements of Operations

As noted above, effective January 1, 2013, we realigned our reporting segments into the following three segments: CA-NA, CA-ROW and BA. Our CA-ROW business is in the start-up phase as we initiated our international expansion efforts in the first quarter of 2012, and as of March 31, 2013, this segment had generated minimal revenues. Expenses for the CA-ROW segment include development costs for next generation products, costs related to the expansion of our international sales and marketing teams, and other costs related to the start-up of our international business. See “—Results of Operations” for additional information regarding the CA-ROW segment’s activities.

The following briefly describes certain key components of revenue for the CA-NA and BA segments and expenses for the CA-NA, BA and CA-ROW segments, as presented in our consolidated statements of operations.

Revenue:

We generate two types of revenue through each of our operating segments: service revenue and equipment revenue.

Commercial Aviation North America:

Service revenue. Service revenue for the CA-NA segment, which currently represents substantially all of the CA-NA segment revenue, is derived primarily from Gogo Connectivity related revenue through both retail and non-retail sales channels. Retail revenue is derived from purchases of individual sessions (which includes multiple individual session packages) and subscriptions (including both monthly and annual subscriptions). Non-retail revenue is derived from fees paid by third parties who sponsor free or discounted access to Gogo Connectivity to passengers. Other non-retail connectivity revenue includes our enterprise channel (such as Gogo Connectivity sold to customers through travel management companies), our roaming channel (Gogo Connectivity sold to Wi-Fi internet provides who resell to their customers) and our wholesale channel (Gogo Connectivity sold to companies who in turn make Gogo Connectivity available through customer loyalty programs or as incentives for their direct customers). The CA-NA segment also generates revenue through third-party advertising fees and e-commerce revenue share arrangements which we refer to as our Gogo Signature Services. Additionally, we generate revenue from fees paid by passengers for access to entertainment content on Gogo Vision, which we launched in August 2011 and October 2011 on aircraft operated by American Airlines and Delta Air Lines, respectively. Under the terms of agreements with each of our airline partners, we provide our Gogo service directly to airline passengers and set the pricing for the service. Our customers remit payment directly to us and we remit a share of the revenue to the applicable airline. Although we expect to continue to derive a substantial majority of the CA-NA service revenue from Gogo Connectivity related revenue, we expect our revenue from Gogo Signature Services and Gogo Vision to increase in future periods.

Equipment revenue. We currently have three types of connectivity agreements with our airline partners. Equipment transactions under one form of agreement, which we have used with only one airline partner, qualify for sale treatment due to the specific provisions of the agreement. Equipment revenue generated under this one agreement accounted for less than 2% of the CA-NA segment’s revenue for the year ended December 31, 2012 and the three month period ended March 31, 2013, and we do not expect it to be a material portion of the CA-NA segment revenue going forward. The remaining two types of connectivity agreements are treated as operating leases of space for our equipment on the aircraft. See “—Cost of Service Revenue” below for further information regarding accounting for equipment transactions under these other two forms of connectivity agreements.

Business Aviation:

Service revenue. Service revenue for the BA segment is principally derived from subscription fees paid by aircraft owners and operators for telecommunication and data services that include Gogo Biz in-flight broadband internet access using our ATG network and satellite-based services that we resell. For the year ended December 31, 2012, revenue derived from subscription fees for our Gogo Biz service and for our satellite based services that we resell was 77% and 23% of the BA segment’s total service revenue, respectively, as compared with 64% and 36%, respectively, during the prior year. In the three month period ended March 31, 2013, revenue derived from subscription fees for our Gogo Biz service and for our satellite based services that we resell was 79% and 21% of the BA segment’s total service revenue, respectively, as compared with 72% and 28%, respectively, in the comparable prior year period.

Equipment revenue. Equipment revenue for the BA segment is derived from the sale of ATG and satellite-based telecommunication equipment to original equipment manufacturers of aircraft (“OEMs”) and a network of aftermarket dealers who are FAA certified to install avionics on business aircraft, including aircraft used in the fractional jet market. For the years ended December 31, 2012 and 2011, revenue derived from sales of ATG and satellite-based telecommunications equipment remained consistent at 55% and 45% of the BA segment’s total equipment revenue, respectively. In the three month period ended March 31, 2013, revenue derived from sales of ATG and satellite-based equipment was 60% and 39% of the BA segment’s total equipment revenue, respectively, as compared with 51% and 49% respectively, in the comparable prior year period. Revenue from sales of other equipment accounted for the remaining 1% of the BA segment’s equipment revenue for the three month period ended March 31, 2013.

Cost of Service Revenue:

Commercial Aviation North America:

Cost of service revenue for the CA-NA segment includes network operations, revenue share, and transactional costs.

Network operations represent the costs to operate and maintain our ATG network, including backhaul, site leases, cell site operations, data centers, network operations center, network technical support, aircraft operations, component assembly and portal maintenance. Our network operations costs include a significant portion of costs that are relatively fixed in nature and do not fluctuate directly with revenue. Additionally, commencing August 14, 2012, the CA-NA segment includes SkySurf related expenses.

Revenue share consists of payments made to our airline partners under our connectivity agreements. Under one type of connectivity agreement we maintain legal title to our equipment and no payments in respect of such equipment are made to us by our airline partners. Under these agreements, the initial revenue share percentages earned by our airline partners for Gogo Connectivity-related revenue are below our standard rates. Upon the occurrence of stipulated triggering events, such as the passage of time or the achievement of certain revenue or installation thresholds, the revenue share percentage increases to a contractually agreed upon rate in line with our standard rates. Under a second type of connectivity agreement our airline partners make an upfront payment for our ATG equipment and take legal title to such equipment. Under these agreements, the revenue share percentage earned by our airline partners is set at a fixed percentage of service revenue at our standard rates throughout the term of the agreement. Upfront payments made pursuant to these agreements are accounted for as deferred airborne lease incentives which are amortized on a straight-line basis as a reduction of cost of service revenue over the term of the agreement. We expect the share of our connectivity agreements under which our airline partners make an upfront payment for our ATG and satellite equipment to increase going forward as this type of connectivity agreement is the primary type we are currently offering to prospective North American and international airline partners and to existing airline partners that wish to expand the Gogo service into additional fleets. In addition to the revenue share percentage for Gogo Connectivity-related revenue, many of our agreements delineate negotiated revenue share percentages to be earned by our airline partners for revenue derived from Gogo Vision and Gogo Signature Services. These revenue share percentages vary by airline partner, but are generally higher than the revenue share percentages paid to our airline partners for Gogo Connectivity.

Transactional costs include billing costs and transaction fees charged by third-party service providers.

Business Aviation:

Cost of service revenue for the BA segment consists of satellite provider service costs, and also includes transaction costs as well as costs related to network operations. Starting in July 2010, we began charging a portion of the CA-NA segment’s network costs to the BA segment as BA’s customers’ usage of the ATG network expanded beyond an immaterial amount. This charge to the BA segment is made based on a charge per megabyte used.

Commercial Aviation Rest of World:

Cost of service revenue for the CA-ROW segment primarily consists of satellite network related costs.

Cost of Equipment Revenue:

Our cost of equipment, for each of the CA-NA, BA and CA-ROW segments, primarily consists of the purchase costs for component parts used in the manufacture of our equipment and, for the BA segment, production, technical support and quality assurance costs associated with the equipment sales.

Engineering, Design and Development Expenses:

Engineering, design and development expenses for the CA-NA, BA and CA-ROW segments include activities related to the design and development of next generation technologies and costs associated with obtaining and maintaining FAA and other regulatory certifications. The CA-NA, BA and CA-ROW segments’ engineering, design and development expenses also include the development of ground and airborne systems, including customization of network and airborne equipment, along with the design of airborne system installation processes. The CA-NA and BA segments’ engineering, design and development expenses also include costs associated with the enhancement of existing products.

Sales and Marketing Expenses:

Commercial Aviation North America and Rest of World:

Sales and marketing expenses for the CA-NA and CA-ROW segments consist primarily of costs associated with cultivating our relationships with our airline partners and attracting additional passengers as Gogo customers. Sales and marketing activities related to the airlines include contracting with new airlines to offer Gogo service on their aircraft, contracting to add additional aircraft operated by our existing airline partners to the Gogo-installed fleet, joint marketing of the Gogo service with our airline partners and program management related to Gogo service launches and trade shows. Sales and marketing activities related to our Gogo customers include advertising and marketing campaigns and promotions as well as customer service related activities to our Gogo customers.

Business Aviation:

Sales and marketing expenses for the BA segment consist of costs associated with activities related to customer sales, advertising and promotions, product management, trade shows, and customer service support related activities. Customer service provides support to end users.

General and Administrative Expenses:

For both the CA-NA and BA segments, general and administrative expenses include staff and related operating costs of the business support functions, including finance and accounting, legal, human resources, administrative, information technology and executive groups. Starting in January 2012, we began allocating to our BA and CA-ROW segments certain corporate operating expenses included in the CA-NA segment but shared by our CA-NA, BA and CA-ROW segments. We did not allocate these expenses prior to January 2012 because they were not deemed material.

Upon the completion of this offering, we will be required to comply with new accounting, financial reporting and corporate governance standards as a public company that we expect will cause our general and administrative expenses to increase. Such costs will include, among others, increased auditing and legal fees, board of director fees, investor relations expenses, and director and officer liability insurance costs. We do not expect these costs to be material.

Depreciation and Amortization:

Depreciation expense for both the CA-NA and BA segments includes depreciation expense associated with our office equipment, furniture, fixtures and leasehold improvements. Additionally, the depreciation expense for the CA-NA segment includes depreciation of our airborne and ground network related equipment. We depreciate these assets on a straight-line method over their estimated useful lives that range from 3-25 years, depending on the assets being depreciated.

Amortization expense for both the CA-NA and BA segments includes the amortization of our finite lived intangible assets on a straight-line basis over the estimated useful lives that range from 3 to 10 years, depending on the items being amortized.

Segment Profit (Loss)

We measure our segments’ performance on the basis of segment profit (loss), which is calculated internally as net income (loss) attributable to common stock before interest expense, interest income, income taxes, depreciation and amortization, and certain non-cash charges (including amortization of deferred airborne lease incentives, stock compensation expense, fair value derivative adjustments, Class A and Class B senior convertible preferred stock return, accretion of preferred stock, and the write off of deferred equity financing costs).

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of our consolidated financial statements and related disclosures require us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related exposures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. In some instances, we could reasonably use different accounting estimates, and in some instances results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates. For a discussion of our significant accounting policies to which many of these critical estimates relate, see Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

Long-Lived Assets:

Our long-lived assets (other than goodwill and indefinite-lived assets which are separately tested for impairment) are evaluated for impairment whenever events indicate that the carrying amount of such assets may not be recoverable. We evaluate long-lived assets for impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. If the future net undiscounted cash flows are less than the carrying value, we then calculate an impairment loss. The impairment loss is calculated by comparing the long-lived assets carrying value with the estimated fair value, which may be based on estimated future discounted cash flows. We would recognize an impairment loss by the amount the long-lived asset’s carrying value exceeds the estimated fair value. If we recognize an impairment loss, the adjusted balance becomes the new cost basis and is depreciated (amortized) over the remaining useful life of the asset.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and long-lived asset fair values, including forecasting useful lives of the long-lived assets and selecting discount rates.

We do not believe there is a reasonable likelihood that there will be a material change in the nature of the estimates or assumptions we use to calculate our long-lived asset impairment losses. However, if actual results are not consistent with our assumptions used, we could experience an impairment triggering event and be exposed to losses that could be material.

Indefinite-Lived Asset:

We have one indefinite-lived intangible asset, our FCC license. Indefinite-lived intangible assets are not amortized but are reviewed for impairment at least annually or whenever events indicate that the carrying amount of such assets may not be recoverable. We perform our annual impairment test during the fourth quarter of each fiscal year. In determining which approach was most appropriate, we considered the cost approach, market approach and income approach. We determined that the income approach, utilizing the Greenfield method, is the most appropriate way to value our indefinite-lived asset.

For the Greenfield method we estimate the value of an intangible asset by calculating the present value of the cash flows of a hypothetical new market participant whose only asset is the FCC license to determine the enterprise value of the entire company. It includes all necessary costs and expenses to build the company’s infrastructure during the start-up period, projected revenue, and cash flows once the infrastructure is completed. Since there are no corroborating data available in the market place that would demonstrate a market participant’s experience in setting up an “air-to-ground” business, we utilized our historic results and future projections as the basis for the application of the Greenfield method. We followed the traditional discounted cash flow method, calculating the present value of a new market participant’s estimated debt free cash flows.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future projected results and estimated growth rates and discount rates, as well as new market participant assumptions. Estimates of future projected results used in connection with the discounted cash flow analysis were consistent with the plans and estimates that we used to manage the business, although there was inherent uncertainty in these estimates. The discount rate used in the calculation was consistent with the discount rates used to discount the CA-NA and BA segment cash flows in the discounted cash flow analysis described below under “Derivative Liabilities and Fair Value Derivative Adjustments.” We determined that using a consistent rate was appropriate given the critical nature of the FCC spectrum license to the operations of these segments. In establishing the discount rate for the Greenfield method, we considered that a new market participant in 2012 would benefit from the market awareness of in-flight connectivity services already established and the proven technological feasibility of the air-to-ground network.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate the fair value of our indefinite-lived intangible asset. However, if actual results are not consistent with our assumptions used, we could be exposed to losses that could be material. At the 2012 annual impairment test date, our conclusion that there was no indication of impairment would not have changed had the test been conducted assuming: 1) a 100 basis point increase in the discount rate used to discount the aggregated estimated cash flows of the asset to their net present value in determining the asset’s estimated fair value (without any change in the aggregate estimated cash flows), or 2) a 100 basis point decrease in the terminal growth rate (without a change in the discount rate used). The fair value of the FCC spectrum license exceeded its carrying value by more than 300%.

Derivative Liabilities and Fair Value Derivative Adjustments:

Our Class A Preferred Stock and Junior Preferred Stock include features that qualify as embedded derivatives. The embedded derivatives were bifurcated from the host contract and separately accounted for as derivative liabilities. As derivative liabilities, these features are required to be initially recorded at the fair value on the date of issuance and marked to fair value at the end of each reporting period. The fair value of the Company’s preferred stock, common stock and embedded derivatives has historically been determined on a quarterly basis by management with input from an independent third-party valuation specialist. We determined the fair value of the embedded derivatives utilizing methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. The fair value of the derivatives was estimated using a probability-weighted expected return method (“PWERM”). Under the PWERM, the value of all of our various equity securities, including the embedded derivatives, was estimated based upon an analysis of expected future values at the time of a liquidity event, including an IPO and a sale of the Company. The estimated fair value of the embedded derivatives was based upon the probability-weighted present value of the expected value of our various equity securities at the time of a future IPO or sale of the Company, as well as the rights of each class of security. The scenarios included in the PWERM analysis reflect the possible different levels of financial performance as a result of varying the timing and pace of market acceptance for the Gogo service, as well as overall market conditions and varying the timing of any potential IPO or sale of the Company. For each scenario of the PWERM our value at the time of the future liquidity event was estimated under the income approach using a discounted cash flow analysis. The business assumptions underlying each of the discounted cash flow scenarios were consistent with the plans and estimates that we used at the time to manage the business, although there was inherent uncertainty in these estimates.

The PWERM and the discounted cash flow analyses underlying each scenario represent Level 3 unobservable inputs. The PWERM and the income approach were deemed to best represent the valuation models investors would likely use in valuing us.

Our derivative liabilities contain uncertainties because they require management to make assumptions and to use its judgment to estimate the following inputs into our PWERM model (listed in order of significance):

1)	Projected Future Cash Flows. Our projected future cash flows assume future increases in the number of aircraft online and in the adoption rate of our service, and introduction of new products and services. In addition, we make certain assumptions relating to the development cost of new products and technologies, operating costs and capital expenditures.

2)	Discount Rate. The discount rate used to calculate the present value of the prospective cash flows is estimated using the Capital Asset Pricing Model (CAPM) inputs. The most significant estimates in the CAPM model are the average risk premiums specific to the CA-NA, BA and CA-ROW segments’ future cash flows. We evaluate quantitative and qualitative factors every quarter that help us assess the level of risk inherent in our projections. Generally speaking, the average risk premiums have declined over time as our operations have matured and we have achieved operating and financial results that were consistent with previously issued projections.

3)	Discount for the Lack of Marketability. The discount for the lack of marketability of our preferred and common stock is estimated using both quantitative and qualitative methods. The discount for the lack of marketability has declined as we approach a potential liquidity event.

4)	Timing and Probability of Potential Liquidity Events. We utilize three liquidity scenarios in our PWERM model, each of which has different financial performance and liquidity event timing assumptions. As of March 31, 2013, the first two scenarios, which represent 80% of the overall enterprise value, assume the IPO occurs within six months. The third scenario, which represents 20% of the overall enterprise value, assumes a sale of the Company in December of 2013. Each scenario has a set of assumptions that represents sensitivity around future revenue and cash flow projections.

Our derivative liabilities will typically decrease, resulting in other income in our statement of operations, when our enterprise value increases, and will typically increase, resulting in other expense, when our enterprise value declines. Our current derivative liabilities stem from features in our Class A Senior Convertible Preferred

Stock (the “Class A Preferred Stock”) and Junior Convertible Preferred Stock (the “Junior Preferred Stock”) that are tied to our enterprise valuation. For example, the Class A Preferred Stock contains a liquidation preference feature that provides for a minimum cumulative return to the holder of the Class A Preferred Stock if a Deemed Liquidation Event occurs. As our total enterprise value increases, the value of that special liquidation preference declines as eventually the increase in our total enterprise value will reach a level where the holders of the Class A Preferred Stock will convert to common stock in order to receive a cumulative return larger than the levels defined in the liquidation preference, thus making such liquidation preference worthless. Upon consummation of this offering, at our election, all of our outstanding shares of convertible preferred stock will convert into shares of our common stock and any amounts recorded in preferred stock and derivative liabilities will be reclassified into additional paid-in capital. If, as anticipated, we make such election, we will not have, and our financial statements will not reflect, such derivative liabilities after the consummation of this offering.

For the year ended December 31, 2012, we recorded $9.6 million of other income associated with the fair value derivative adjustments driven by an increase in our estimated enterprise value. The increase in enterprise value for the year ended December 31, 2012 was primarily due to a) an increase in our future cash flow projections based on current market outlook for BA, b) the addition of the projected future cash flows for our CA-ROW segment, c) a reduction in the discount rate applied to our projected future cash flows of the CA-NA segment, and d) a reduction in the discount for lack of marketability due to closer proximity to a potential liquidity event.

For the three month period ended March 31, 2012, we recorded $1.1 million of other income associated with the fair value derivative adjustments driven by an increase in our estimated enterprise value. The increase in enterprise value for the three month period ended March 31, 2012 was primarily due to a reduction in the discount rate applied to our projected future cash flows for the CA-NA business and, to a lesser extent, the addition of the projected future cash flows for our CA-ROW segment.

For the year ended December 31, 2011, we recorded $58.7 million of other income associated with the fair value derivative adjustments driven by the increase in our estimated enterprise value. The increase in enterprise value was primarily due to a reduction in the discount rate applied to our projected future cash flows. We reduced the discount rate due to strong operating and financial performance against 2011 projections and better visibility into our future projections. For the year ended December 31, 2010, we recorded $33.2 million of expense associated with fair value derivative adjustments. The expense recorded for the year ended December 31, 2010 primarily related to a reduction in our projections that occurred in mid-2010, based on an updated assessment of market conditions and the pace of market acceptance for our Gogo service, which resulted in a reduction of our estimated enterprise value.

In 2011, the value of embedded derivatives associated with our Class A Preferred Stock substantially declined as our enterprise value increased. As a result of the increase in enterprise value, more investors of our Class A Preferred Stock would choose to forego their liquidation preference in lieu of a higher return triggered by conversion into common stock upon the occurrence of a liquidity event. In the year ended December 31, 2012, the value of the embedded derivatives associated with our Class A Preferred Stock continued to decline and was reduced to zero due to an increase in our enterprise value. In the year ended December 31, 2011, the value of embedded derivatives associated with our Junior Preferred Stock declined to zero as the fair value of the Junior Preferred Stock increased above $10,000 per share, the level at which the derivative liability is zero.

Should our enterprise value decrease in future periods, we will likely incur other expense as the value of the embedded derivatives will likely increase; however, future increases in our enterprise value, assuming the other valuation assumptions remain constant, will not result in other income as the value of the derivative liabilities have now been reduced to zero. Such fluctuations could be material to our financial position and results of operations for any single period.

Share-Based Compensation:

We account for stock-based compensation based on the grant date fair value of the award. We recognize this cost as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are estimated based on our historical analysis of attrition levels, and such estimates are generally updated annually for actual forfeitures or when any significant changes to attrition levels occur. We use the Black-Scholes option-pricing model to determine the estimated fair value of stock options. Critical inputs into the Black-Scholes option-pricing model include: the estimated grant date fair value of our common stock; the option exercise price; the expected term of the option in years; the annualized volatility of the stock; the risk-free interest rate; and the annual rate of quarterly dividends on the stock, which are estimated as follows:

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Fair Value of Our Common Stock. Our common stock has not yet been publicly traded, therefore we estimate the fair value of the common stock underlying our stock options. The fair value of our common stock has historically been determined on a quarterly basis by management with input from an independent third-party valuation specialist in connection with the valuation discussed above related to our embedded derivative liabilities. Please refer to “—Common Stock Valuations” below for a detailed discussion about assumptions used in estimating the grant date fair value of the common stock underlying our stock options.

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Option Exercise Price. The exercise price of stock options is determined by the Compensation Committee of our Board of Directors with the input of the same independent third-party valuation specialist. The table, as set forth in “—Common Stock Valuations” below, summarizes our option grants under the Aircell Holdings Inc. Stock Option Plan during 2010, 2011, 2012 and 2013, including the number of options granted, the option exercise price, the estimated fair value of our common stock on the grant date, and the fair value of the options granted.

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Expected Term. The expected term of the stock options is determined based upon the simplified approach, allowed under SEC Staff Accounting Bulletin No. 110, which assumes that the stock options will be exercised evenly from vesting to expiration, as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. As we obtain data associated with future exercises, the expected term of future grants will be adjusted accordingly.

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Volatility. Expected volatility is calculated as of each grant date based on reported data for a peer group of publicly traded companies for which historical information is available. We intend to continue to use peer group volatility information until our historical volatility can be regularly measured against an open market. While we are not aware of any news or disclosure by our peers that may impact their respective volatility, there is a risk that peer group volatility may increase, thereby increasing any prospective future compensation expense that will result from future option grants.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. The inputs that create the most sensitivity in our option valuation model are the estimated grant date fair value of our common stock and volatility. The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	2013	2012	2011	2010
Approximate risk-free interest rate	1.3%	1.0%	1.2%	2.6%
Average expected life	6.25 years	6.25 years	6.25 years	6 years
Dividend yield	N/A	N/A	N/A	N/A
Volatility	44.3%	44.5%	44.7%	73.8%
Weighted average grant date fair value of common stock underlying options granted	$18.71	$16.27	$14.23	$4.44
Weighted average grant date fair value of stock options granted	$8.30	$6.76	$5.56	$2.34

Common Stock Valuations

We determined the estimated fair value of our common stock utilizing methodologies, approaches, and assumptions consistent with the AICPA Practice Aid. The estimated fair value of the common stock underlying our stock options has been valued using an income approach and a PWERM using Level 3 unobservable inputs, as the income approach and PWERM were deemed to best represent the valuation models investors would likely use in valuing us. Estimates used in connection with the discounted cash flow analysis were consistent with the plans and estimates that we used to manage the business, although there was inherent uncertainty in these estimates.

In the absence of a public trading market, our management exercised significant judgment and considered numerous objective and subjective factors to determine the estimated fair value of our common stock as of the date of each option grant. Such factors include:

•	our operating and financial performance;

•	current business conditions and projections;

•	the hiring of key personnel;

•	the market performance of comparable publicly-traded companies;

•	the U.S. and global capital market conditions;

•	our stage of development and related discount rate;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	timing of potential liquidity events and their probability of occurring; and

•	any adjustment necessary to recognize a lack of marketability of our common stock.

We granted stock options under the Aircell Holdings, Inc. Stock Option Plan with the following exercise prices during 2010, 2011, 2012 and 2013:

Option Grant	Number of Options Granted	Exercise Price	Estimated Fair Value of Common Stock	Gross Fair Value of Options
June 2010	2,264,455	$9.08	$4.31	$5,211,865
September 2010	269,345	$9.08	$5.08	$795,802
October 2010	206,000	$9.08	$5.08	$531,145
March 2011	25,750	$9.08	$8.15	$93,944
April 2011	61,800	$9.08	$8.15	$225,467
December 2011	1,076,865	$17.78	$14.72	$6,149,382
January 2012	82,400	$17.78	$14.72	$470,541
March 2012	69,525	$17.78	$15.31	$424,769
April 2012	20,600	$17.78	$15.31	$125,852
May 2012	5,150	$17.78	$15.31	$31,251
June 2012	25,750	$17.78	$17.57	$197,515
July 2012	30,900	$17.78	$17.57	$235,464
August 2012	41,200	$17.78	$17.57	$315,919
December 2012	66,950	$17.78	$17.65	$511,620
March 2013	15,450	$17.78	$17.65	$119,650
May 2013	43,672	$18.72	$18.72	$359,639
June 2013*	844,600	$18.72	$18.72	$7,014,936

*	Does not reflect options to purchase 344,535 shares of common stock granted on June 16, 2013 and options to purchase 30,900 shares of common stock granted on June 17, 2013.

Options Granted in June 2010

In December 2009, at the time of our C-Corp conversion, based on our then current financial projections, expectation as to the timing of a liquidity event, the terms and preferences of our various classes of capital stock, and the valuation implied by the Class A Preferred Stock investment by new investors, we estimated the value of our common stock at $8.51 per share. Between such date and June 30, 2010, the estimated fair value of our common stock declined to $4.31 per share. The decrease in fair value was driven primarily by changes in the underlying financial projections related to the CA-NA segment resulting from a slower pace of installations driven by a slowdown in the post-recession economic recovery as well as airline consolidations, and changes in the underlying financial projections in the BA segment due primarily to the negative effect of the economic downturn on the business aviation industry. Given the depressed business environment and lack of visibility in the economic recovery, we also delayed our liquidity event timing assumptions by 6-9 months, thereby increasing the discount for lack of marketability from 20% to 25%. We granted options to purchase 2,264,455 shares of common stock in June 2010 with an exercise price of $9.08 per share.

Options Granted in September 2010 and October 2010

The estimated fair value of our common stock increased to $5.08 per share from June 2010 to September 2010. The increase in value was primarily driven by the time value of money as we executed well against the revised projections and moved one quarter closer to the anticipated timing of the liquidity event. As a result, the discount for lack of marketability of our common stock was adjusted from 25% to 20%. We granted options to purchase 475,345 shares of common stock in September and October 2010 with an exercise price of $9.08 per share.

Options Granted in March 2011 and April 2011

The estimated fair value of our common stock increased to $8.15 per share from September 2010 to March 2011. The increase in value was driven by strong operating results during the second half of 2010 as compared to the revised forecast and an improved outlook for the CA-NA segment. In addition, the discount for lack of marketability declined from 20% to 10% as we moved closer to a potential liquidity event. Such increases in fair value were offset to some extent by dilution resulting from the issuance of additional Class A Preferred Stock. We granted options to purchase 87,550 shares of common stock in March and April of 2011 at an exercise price of $9.08 per share.

Options Granted in December 2011 and January 2012

The estimated fair value of our common stock increased to $14.72 per share from March 2011 to December 2011. The increase in fair value was primarily driven by a reduction in the discount rate that we apply to projected cash flows. We reduced the discount rate based on strong operating and financial performance by the CA-NA and BA segments against 2011 projections and better visibility into our future projections. We estimate enterprise value and fair value of common stock quarterly, by analyzing four potential liquidity scenarios. The relative weighting of the scenarios stayed consistent between March 2011 and December 2011. However, the projected length of time to a potential liquidity event has decreased and the Company’s enterprise value has increased as a result of the reduction in the discounting period in the present value calculation. We granted options to purchase 1,076,865 shares of common stock in December 2011 and 82,400 shares of common stock in January 2012, each at an exercise price of $17.78 per share.

Options Granted in March 2012, April 2012 and May 2012

The estimated fair value of our common stock increased to $15.31 per share from December 2011 to March 2012. The increase in fair value was driven by a reduction in the discount rate applied to projected cash flows for our CA-NA and BA segments and the inclusion of projections related to our CA-ROW segment. We reduced the discount rate based on strong operating performance, better visibility into our future projections related to the updated projections for our CA-NA and BA businesses and application of a 37% discount rate to our CA-ROW segment projections. As discussed under “—Derivative Liabilities and Fair Value Derivatives Adjustments” above, we estimate enterprise value and fair value of common stock quarterly, by analyzing four potential liquidity scenarios. The relative weighting of the scenarios stayed consistent between December 2011 and March 2012. However, liquidity dates were adjusted to reflect current expectations of a liquidity event. We granted options to purchase 69,525 shares of common stock in March 2012, 20,600 shares of common stock in April 2012 and 5,150 shares of common stock in May 2012, all at an exercise price of $17.78 per share.

Options Granted in June 2012, July 2012 and August 2012

The estimated fair value of our common stock increased to $17.57 per share from March 2012 to June 2012. The increase in fair value was driven by an increase in future cash flows specifically for our BA business segment, and a reduction in the discount rate applied to projected cash flows for our CA-NA and CA-ROW business segments. The discount rate applied to projected cash flows for CA-NA declined due to a reduction in the risk free interest rate. The discount rate applied to projected cash flows for CA-ROW was reduced as a result of gaining better visibility into our future cash flow projections. The relative weighting of the four liquidity scenarios stayed consistent between March and June 2012. However, liquidity dates were adjusted to reflect current expectations of a liquidity event. We granted options to purchase 25,750 shares of common stock in June 2012, 30,900 shares of common stock in July 2012 and 41,200 shares of common stock in August 2012, all at an exercise price of $17.78 per share.

Options Granted in December 2012 and March 2013

The estimated fair value of our common stock increased to $17.65 per share from June 2012 to December 2012. The increase in fair value was driven by a reduction in the discount for lack of marketability due to closer proximity to a potential liquidity event. The overall enterprise value increased slightly and included an increase in future cash flows for our CA-ROW segment, which was offset by a decrease in future cash flows for our BA and CA-NA business segments, driven by changes in projections and discount rates. The discount rate applied to projected cash flows for CA-NA increased slightly due to an increase in market rates. The discount rate applied to projected cash flows for BA increased due to the extension of the projection period and higher future growth rates. The discount rate applied to projected cash flows for CA-ROW was increased as a result of increased risk associated with higher growth rates. We reduced the number of scenarios from four at June 2012 to three at December 2012 by combining the first two IPO scenarios into one due to closer proximity to a potential liquidity event. The combined weighting of the two IPO scenarios as of December 2012 was 80%, reflecting our expectation that an IPO is the more likely liquidity event. The timing of the remaining liquidity events has been shortened to reflect current expectations. We granted options to purchase 66,950 shares of common stock in December 2012 and 15,450 shares of common stock in March 2013, all at an exercise price of $17.78 per share.

Options Granted in May 2013 and June 2013

The estimated fair value of our common stock increased to $18.72 per share from December 2012 to March 2013. The increase in fair value was primarily driven by a reduction in the discount for lack of marketability due to closer proximity to a potential liquidity event. The three valuation scenarios and the underlying projections were consistent with those in December 2012. We granted options to purchase 43,672 shares of common stock in May 2013 and 844,600 shares of common stock on June 5, 2013, all at an exercise price of $18.72 per share. On June 16, 2013, options to purchase 344,535 shares of common stock were granted, and on June 17, 2013, options to purchase 30,900 shares of common stock were granted, all at an exercise price of $18.72 per share.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, FASB Finalizes New Disclosure Requirements for Reclassification Adjustments Out of AOCI (“ASU 2013-02”). This pronouncement adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). ASU 2013-02 is intended to help entities improve the transparency of changes in other comprehensive income (“OCI”) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. We adopted this guidance as of January 1, 2013 and it has not had and is not expected to have a material impact on our financial position, results of operations or cash flows.

Under Section 102(b) of the Jumpstart Our Business Startups Act, an “emerging growth company” such as Gogo can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Pursuant to Section 107(b) of the Jumpstart Our Business Startups Act, we have irrevocably elected to “opt out” of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Results of Operations

The following table sets forth, for the periods presented, certain data from our consolidated statement of operations. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes.

Statement of Operations Data

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Service Revenue	$58,341	$103,918	$167,067	$36,415	$54,935
Equipment Revenue	36,318	56,238	66,448	17,858	15,819

Total Revenue	94,659	160,156	233,515	54,273	70,754

Operating expenses:
Cost of service revenue (exclusive of items shown below)	46,474	54,605	83,235	17,828	25,970
Cost of equipment revenue (exclusive of items shown below)	14,919	23,240	29,905	7,474	7,729
Engineering, design and development	19,228	22,245	35,354	7,574	12,285
Sales and marketing	23,624	25,116	26,498	5,790	6,630
General and administrative	36,384	36,101	49,053	11,650	14,595
Depreciation and amortization	30,991	32,673	36,907	8,265	13,845

Total operating expenses	171,620	193,980	260,952	58,581	81,054

Operating loss	(76,961)	(33,824)	(27,437)	(4,308)	(10,300)
Total other (income) expense	33,158	(58,492)	4,241	(1,068)	3,902

Income (loss) before income tax provision	(110,119)	24,668	(31,678)	(3,240)	(14,202)
Income tax provision	3,260	1,053	1,036	226	275

Net income (loss)	(113,379)	23,615	(32,714)	(3,466)	(14,477)
Class A and Class B senior convertible preferred stock return	(18,263)	(31,331)	(52,427)	(11,528)	(15,283)
Accretion of preferred stock	(8,501)	(10,181)	(10,499)	(2,586)	(2,690)

Net loss attributable to common stock	$(140,143)	$(17,897)	$(95,640)	$(17,580)	$(32,450)

Three Months Ended March 31, 2013 and 2012

Revenue:

Revenue by segment and percent change for the years ended March 31, 2012 and 2013 was as follows:

	For the Three Months Ended March 31,		% Change
	2012	2013	2013 Over 2012
	(in thousands)
Service Revenue:
CA-NA	$29,194	$42,806	46.6%
BA	7,221	10,931	51.4%
CA-ROW	—	1,198	n/a

Total Service Revenue	$36,415	$54,935	50.9%

Equipment Revenue:
CA-NA	$427	$559	30.9%
BA	17,431	15,240	(12.6%)
CA-ROW	—	20	n/a

Total Equipment Revenue	$17,858	$15,819	(11.4%)

Total Revenue:
CA-NA	$29,621	$43,365	46.4%
BA	24,652	26,171	6.2%
CA-ROW	—	1,218	n/a

Total Revenue	$54,273	$70,754	30.4%

Commercial Aviation North America:

CA-NA revenue increased to $43.4 million for the three month period ended March 31, 2013 as compared with $29.6 million in the prior year period due to an increase in service revenue. The increase in CA-NA service revenue was primarily due to an increase in GPO and ARPP. GPO increased to 65.0 million for the three month period ended March 31, 2013 from 54.7 million in the comparable prior year period, driven by an increase in aircraft online to 1,878 as of March 31, 2013 from 1,494 as of March 31, 2012. ARPP increased to $0.66 for the three month period ended March 31, 2013 as compared with $0.53 for the prior year period primarily due to an increase in connectivity take rate and ARPS. The connectivity take-rate increased to 6.2% for the three month period ended March 31, 2013 as compared with 5.6% in the comparable prior year period primarily due to the expansion of our footprint across a larger number of aircraft, which led to increased passenger awareness and adoption of the Gogo service. ARPS increased to $10.30 for the three month period ended March 31, 2013 as compared with $9.34 in the prior year period. The increase in ARPS was due primarily to pricing increases related to our single use and subscription products, changes to our product mix, and a decrease in sponsorship activities which typically have a lower ARPS as compared with user purchased products. Passengers used Gogo Connectivity 4.0 million times in the three month period ended March 31, 2013 as compared with 3.1 million times in the prior year period.

Our retail revenue increased to $39.5 million for the three month period ended March 31, 2013 as compared with $25.9 million for the prior year period due to growth in both individual sessions and subscriptions. Revenue from individual sessions and subscriptions increased to $23.8 million and $15.7 million, respectively, for the three month period ended March 31, 2013 from $15.1 million and $10.8 million for the comparable prior year period, respectively, due primarily to the expansion of our footprint across a larger number of aircraft, which led to increased passenger awareness and adoption of the Gogo service. Our non-retail revenue decreased to $1.8 million for the three month period ended March 31, 2013 from $2.8 million for the comparable prior year period due primarily to a $1.7 million decrease in sponsorship revenue offset in part by a $0.4 million increase in roaming channel revenue and a $0.2 million increase in enterprise channel revenue.

A summary of the components of CA-NA’s service revenue for the three month periods ended March 31, 2012 and 2013 is as follows:

	For the Three Months Ended March 31,
	2012	2013
	(in thousands)
Gogo Connectivity revenue	$28,769	$41,299
Gogo Vision, Gogo Signature Services and other service revenue(1)	425	1,507

Total service revenue	$29,194	$42,806

(1)	Other service revenue includes content filtering, VoIP access for airlines’ flight crews and portal development services.

Business Aviation:

BA revenue increased to $26.2 million for the three month period ended March 31, 2013 as compared with $24.7 million in the prior year period due to an increase in service revenue offset in part by a decrease in equipment revenue. BA service revenue increased to $10.9 million for the three month period ended March 31, 2013 as compared with $7.2 million in the prior year period primarily due to more customers subscribing to our Gogo Biz service. The number of ATG aircraft online increased to 1,555 as of March 31, 2013 as compared with 1,027 as of March 31, 2012.

BA equipment revenue decreased 12.6% to $15.2 million for the three month period ended March 31, 2013 as compared with $17.4 million for the prior year period, due to a decrease in satellite equipment revenue offset in part by an increase in ATG equipment revenue. Satellite equipment revenue decreased to $5.9 million for the three month period ended March 31, 2013 from $8.5 million for the prior year period due to a 28.3% decrease in the number of satellite equipment units shipped. ATG equipment revenue increased to $9.1 million for the three month period ended March 31, 2013 from $8.9 million for the prior year period primarily due to price increases implemented in January 2013 partially offset by a decrease in the number of ATG equipment units shipped.

Commercial Aviation Rest of World:

Our CA-ROW segment is in the start-up phase, as we initiated our international expansion efforts in the first quarter of 2012. Through our CA-ROW business, we intend to provide in-flight connectivity and wireless digital entertainment solutions to passengers flying on foreign-based commercial airlines and international routes of U.S.-based commercial airlines. For the three month period ended March 31, 2013, our CA-ROW business generated $1.2 million of service revenue from portal development services provided to one international carrier.

Cost of Service Revenue:

Cost of service revenue by segment and percent change for the three month periods ended March 31, 2012 and 2013 were as follows:

	For the Three Months Ended March 31,		% Change
	2012	2013	2013 Over 2012
	(in thousands)
CA-NA	$15,981	$21,666	35.6%
BA	1,737	2,854	64.3%
CA-ROW	110	1,450	1,218.2%

Total	$17,828	$25,970	45.7%

CA-NA cost of service revenue increased to $21.7 million for the three month period ended March 31, 2013 as compared with $16.0 million in the prior year period primarily due to a $3.3 million increase in the amount of revenue share earned by our airline partners. The revenue share increase was driven by the increase in CA-NA service revenue for the period and by an increase in the average revenue share percentage earned by our airline partners. CA-NA cost of service revenue also increased due to increased network operations (including network maintenance, backhaul and site leases), billing and transaction related expenses as a result of an increase in the number of Gogo Connectivity sessions. Also included in CA-NA’s cost of service revenue are $0.3 million of SkySurf related expenses that commenced in August 2012.

BA cost of service revenue increased to $2.9 million for the three month period ended March 31, 2013 as compared with $1.7 million in the prior year period primarily due to an increase in the number of ATG units online from 1,027 to 1,555 and also an increase in the usage of the network per ATG unit online, which resulted in an increase in ATG related network service costs associated with providing Gogo Biz services that are charged to our BA segment. Our satellite service fees also increased for the three month period ended March 31, 2013 as compared with the prior year period as the number of subscribers to our satellite services increased from 4,837 to 5,062.

CA-ROW cost of service revenue increased to $1.5 million for the three month period ended March 31, 2013 as compared with $0.1 million in the prior year period due primarily to satellite transponder and teleport fees that commenced in October 2012.

We expect cost of service revenue to increase in future periods due to increases in revenue share, billing and transaction expenses as our service revenue increases. Revenue share expense will increase as service revenue increases and as the revenue share percentage under certain of our connectivity agreements increases due to the occurrence of contractually stipulated triggering events during 2012. Additionally, we expect the revenue share percentages under certain of our connectivity agreements to increase in future periods due to the occurrence of contractually stipulated triggering events that had yet to occur as of March 31, 2013. We currently estimate that such increases will amount to approximately 3% of the CA-NA segment’s service revenue. In addition, revenue share expense and average revenue share percentage may increase in future periods driven by growth in Gogo Vision and Gogo Signature Services. Revenue share expense will also increase to the extent that future connectivity agreements provide for increased revenue share percentages in favor of our airline partners. We believe that our network related expenses will increase to support the projected increased use and expansion of our network. Additionally, due to the relatively young age of our ATG network, maintenance expenses have historically been relatively low compared to what we expect our maintenance costs will be in future periods. However, a significant portion of our ATG network operations costs is relatively fixed in nature and does not fluctuate directly with revenue. As such, we expect network expenses as a percentage of service revenue to decline as we continue to achieve economies of scale in our business. We expect total cost of service revenue to decline as a percentage of total service revenue in future periods as we realize efficiencies inherent in the scalability of our business.

We also expect to incur additional cost of service revenue as we expand our business internationally, primarily related to our satellite service offerings. This includes additional revenue share, billing, transactional and network related expenses.

Cost of Equipment Revenue:

Cost of equipment revenue by segment and percent change for the three month periods ended March 31, 2012 and 2013 were as follows:

	For the Three Months Ended March 31,		% Change
	2012	2013	2013 Over 2012
	(in thousands)
CA-NA	$291	$230	(21.0%)
BA	7,183	7,499	4.4%
CA-ROW	—	—	n/a

Total	$7,474	$7,729	3.4%

Cost of equipment revenue increased to $7.7 million for the three month period ended March 31, 2013 as compared with $7.5 million in the prior year period primarily due to an increase in personnel costs within the production, technical support and quality assurance groups to support the growth of the business and new products offerings, partially offset by the decline in equipment costs due to the decline in the number of units sold. We expect that our cost of equipment revenue will vary with changes in equipment revenue.

Engineering, Design and Development Expenses:

Engineering, design and development expenses increased 62.2% to $12.3 million for the three month period ended March 31, 2013 as compared with $7.6 million for the prior year period, primarily due to a 66.5% increase in spending in the CA-NA segment, a 170.9% increase in spending in the CA-ROW segment and a 14.0% increase in spending in the BA segment. The increase in engineering, design and development expenses for the CA-NA segment was due to an increase in spending (including personnel related expenses) on the development of our next generation products and technologies and an increase in Supplemental Type Certificate (“STC”) expenses. Engineering, design and development expenses related to CA-ROW expansion efforts increased to $3.0 million in the three month period ended March 31, 2013 as compared with $1.1 million for the prior year period, primarily due to increases in development of satellite systems and an increase in STC related expenses for CA-ROW commercial aircraft. The increase in engineering, design and development expenses for the BA segment was due to an increase in spending on next generation products, including the Aircell Smartphone.

We expect engineering, design and development expenses to increase in future periods as we execute our technology roadmap, expand internationally and continue the development of next generation products and services.

Sales and Marketing Expenses:

Sales and marketing expenses increased 14.5% to $6.6 million for the three month period ended March 31, 2013 as compared with $5.8 million for the prior year period, primarily due to a 103.7% increase in spending in the CA-ROW segment and a 5.6% increase in spending in the CA-NA segment. Consolidated sales and marketing expenses as a percentage of total consolidated revenue decreased to 9.4% for the three month period ended March 31, 2013 as compared with 10.7% for the prior year period. The increase in sales and marketing expenses in the CA-ROW segment was primarily due to building our international sales and marketing teams throughout 2012 and the start of 2013. The increase in sales and marketing expenses in the CA-NA segment was primarily due to an increase in personnel expense to support the growth of the business and an increase in certain other marketing related activities.

We expect our sales and marketing expenses to increase in future periods as we increase advertising and promotional initiatives to attract new customers and launch and expand programs to retain our existing users. We also expect sales and marketing expenses to increase in future periods as we increase headcount to support the international expansion. Additionally, the BA segment’s sales and marketing expenses will fluctuate with its equipment revenue. However, overall we expect consolidated sales and marketing expenses to decline slightly as a percentage of consolidated revenue.

General and Administrative Expenses:

General and administrative expenses increased 25.3% to $14.6 million for the three month period ended March 31, 2013 as compared with $11.7 million for the prior year period, primarily due to a 31.5% increase in spending in the CA-NA segment and a 137.1% increase in spending in the CA-ROW segment, offset in part by a 33.8% decrease in spending in the BA segment. The increase in the CA-NA segment’s general and administrative expenses was primarily due to an increase in personnel and payroll related expenses to manage the growth of the business and an increase in employee bonuses as bonus expense for all employees is reported as part of general and administrative expense and also due to an increase in legal expenses. CA-NA’s general and administrate expenses were partially offset by an increase in the allocations to the CA-ROW segment. The increase in CA-ROW segment’s general and administrative expenses was due primarily to an increase in the allocations from CA-NA and an increase in consulting expenses both of which were due to a ramp up in CA-ROW activities. The decrease in the BA segment’s general and administrative expense was due primarily to the settlement on the Hawker Beechcraft bankruptcy as we recovered $0.4 million in the three month period ended March 31, 2013 as compared with establishing receivable reserves of $0.6 million for the prior year period. These decreases were partially offset by an increase in personnel and payroll related expenses to manage the growth of the business. Consolidated general and administrative expenses as a percentage of total consolidated revenue decreased to 20.6% for the three month period ended March 31, 2013 as compared with 21.5% for the prior year period.

We expect our general and administrative expenses to increase in future periods as we expand our workforce to support the growth of our business both domestically and internationally. However, we expect general and administrative expenses to decrease slightly as a percentage of consolidated revenue.

Depreciation and Amortization:

Depreciation and amortization expense increased 67.5% to $13.8 million for the three month period ended March 31, 2013 as compared with $8.3 million for the prior year period. The increase in depreciation and amortization expense was due to the increase in the number of aircraft outfitted with our ATG equipment by our CA-NA business and the expansion of our ATG network. As noted above, we had 1,878 and 1,494 aircraft online as of March 31, 2013 and 2012, respectively. Additionally, $2.8 million of the increase in depreciation and amortization was due to the acceleration of depreciation for ATG components on certain aircraft scheduled to be retrofitted with our ATG-4 solution due to a change in the estimated useful life of such components.

We expect our depreciation and amortization expense to increase in future periods as we install our equipment on additional aircraft, install more expensive equipment on aircraft (primarily to service the CA-ROW segment) and further expand our network.

Other (Income) Expense:

Other (income) expense and percent change for the three month periods ended March 31, 2012 and 2013 were as follows:

	For the Three Months Ended March 31,		% Change
	2012	2013	2013 Over 2012
	(in thousands)
Interest income	$(10)	$(19)	90.0%
Interest expense	69	3,920	5,581.2%
Fair value derivative adjustment	(1,127)	—	(100.0%)
Other expense	—	1	n/a

Total	$(1,068)	$3,902	(465.4%)

Other expense was $3.9 million for the three month period ended March 31, 2013 as compared with other income of $1.1 million for the three month period March 31, 2012. Other expense for the three month period ended March 31, 2013 primarily consisted of interest expense associated with the Senior Term Facility that we entered into on June 21, 2012. Other income for the three month period ended March 31, 2012 primarily consisted of fair value adjustments to our derivative liabilities associated with our Class A Preferred Stock at March 31, 2012. We reduced our derivative liabilities to zero during the second quarter 2012 and therefore incurred no derivative activity during the three month period ended March 31, 2013. See Note 13, “Fair Value of Financial Assets and Liabilities,” in our unaudited condensed consolidated financial statements for additional discussion related to our derivative liabilities.

We expect our interest expense to increase in 2013 as 2013 will include an entire year of interest expense related to the debt we originally incurred under the Senior Term Facility on June 21, 2012 (2012 included only a partial year of such interest expense) and additional interest expense related to the new borrowing of $113.0 million that we incurred on April 4, 2013 under the amendment to our Senior Term Facility. See “—Liquidity and Capital Resources” for additional information regarding the Amended Senior Term Facility.

Income Taxes:

The effective income tax rates for the three month periods ended March 31, 2013 and 2012 were (1.9%) and (7.0%), respectively. Income tax expense recorded in each period was similar, with differences in pre-tax income causing the change in the effective tax rate. The difference between our effective tax rates as compared with the U.S. federal statutory rate of 35% for the three month periods ended March 31, 2013 and 2012 was primarily due to the recording of a valuation allowance against our net deferred tax assets and the effect of the fair value adjustments to our derivative liabilities, which are excluded from taxable income (loss).

We expect our income tax provision to increase in future periods to the extent we become profitable.

Segment Profit (Loss):

CA-NA’s segment loss declined 83.9% to $0.4 million for the three month period ended March 31, 2013, as compared with $2.4 million for the prior year period. The change in CA-NA’s segment loss was due to the significant increase in service revenue, partially offset by an increase in CA-NA’s operating expenses, as discussed above.

BA’s segment profit increased 5.0% to $9.5 million for the three month period ended March 31, 2013, as compared with $9.0 million for the prior year period. The increase in BA’s segment profit was due to the increases in service revenue and a decrease in general and administrative expenses, partially offset by decreases in equipment revenues and increases in cost of service revenue, engineering, design and development, and cost of equipment revenue, as discussed above.

CA-ROW’s segment loss increased 143.0% to $6.2 million for the three month period ended March 31, 2013, as compared with $2.6 million for the prior year period. The increase in CA-ROW’s segment loss was due primarily to the increase in CA-ROW’s operating expenses, partially offset by an increase in CA-ROW’s service revenues, as discussed above.

Years Ended December 31, 2012 and 2011

Revenue:

Revenue by segment and percent change for the years ended December 31, 2011 and 2012 was as follows:

	For the Years Ended December 31,		% Change
	2011	2012	2012 Over 2011
	(in thousands)
Service Revenue:
CA-NA	$83,421	$132,607	59.0%
BA	20,497	34,460	68.1%

Total Service Revenue	$103,918	$167,067	60.8%

Equipment Revenue:
CA-NA	$2,539	$1,833	(27.8%)
BA	53,699	63,945	19.1%
CA-ROW	—	670	n/a

Total Equipment Revenue	$56,238	$66,448	18.2%

Total Revenue:
CA-NA	$85,960	$134,440	56.4%
BA	74,196	98,405	32.6%
CA-ROW	—	670	n/a

Total Revenue	$160,156	$233,515	45.8%

Commercial Aviation North America:

CA-NA revenue increased to $134.4 million for the year ended December 31, 2012 as compared with $86.0 million in the prior year period due to an increase in service revenue. The increase in CA-NA service revenue was primarily due to an increase in GPO and ARPP. GPO increased to 250.4 million for the year ended December 31, 2012 from 192.1 million in the year ended December 31, 2011, driven by an increase in aircraft online to 1,811 as of December 31, 2012 from 1,345 as of December 31, 2011. The 30% increase in GPO was not as high as the 35% increase in aircraft online because a significant portion of the new aircraft online were smaller regional jets, which typically have a lower GPO. ARPP increased to $0.53 for the year ended December 31, 2012 as compared with $0.43 for the prior year period primarily due to an increase in connectivity take rate and ARPS. The connectivity take-rate increased to 5.3% for the year ended December 31, 2012 as compared with 4.7% in the prior year period primarily due to the expansion of our footprint across a larger number of aircraft, which led to increased passenger awareness and adoption of the Gogo service and, to a lesser extent, an increase in sponsorship related activities. ARPS increased to $9.74 for the year ended December 31, 2012 as compared with $9.01 in the prior year period. The increase in ARPS was due primarily to an increase in subscription sessions, which historically have had a higher ARPS than other Gogo Connectivity user-purchased sessions and, to a lesser extent, a reduction in the discounts offered on Gogo Connectivity and an increase in prices. The increase in ARPS was partially offset by the increase in sponsored sessions noted above, which historically have had a lower ARPS than Gogo Connectivity user-purchased sessions. Subscription revenue increased to approximately 41% of Gogo Connectivity revenue for the year ended December 31, 2012 as compared with approximately 33% in the prior year period. Passengers used Gogo Connectivity 13.3 million times in the year ended December 31, 2012 as compared with 9.0 million times in the prior year period.

Our retail revenue increased to $121.3 million for the year ended December 31, 2012 as compared with $77.3 million for the prior year period due to growth in both individual sessions and subscriptions. Revenue from individual sessions and subscriptions increased to $68.6 million and $52.7 million, respectively, for the year ended December 31, 2012 from $50.7 million and $26.5 million for the prior year period, respectively, due primarily to the expansion of our footprint across a larger number of aircraft and increased passenger adoption. The increase in subscription revenue was also driven by the cancelation of the non-renewable 30-day pass in July 2011, which we treated as individual session revenue. We believe many Gogo users who previously purchased the non-renewable 30-day pass transitioned to our subscription products. Our non-retail revenue increased to $8.3 million for the year ended December 31, 2012 from $4.2 million for the prior year period due to a $1.5 million increase in enterprise channel revenue, a $1.4 million increase in wholesale revenue, a $0.7 million increase in roaming channel revenue and a $0.4 million increase in sponsorship activity. Sponsorship revenue accounted for approximately 43% and 75% of non-retail revenue for the years ended December 31, 2012 and 2011, respectively.

A summary of the components of CA-NA’s service revenue for the years ended December 31, 2011 and 2012 is as follows:

	For the Years Ended December 31,
	2011	2012
	(in thousands)
Gogo Connectivity revenue	$81,489	$129,551
Gogo Vision, Gogo Signature Services and other service revenue(1)	1,932	3,056

Total service revenue	$83,421	$132,607

(1)	Other service revenue includes content filtering, VoIP access for airlines’ flight crews and portal development services.

Business Aviation:

BA revenue increased to $98.4 million for the year ended December 31, 2012 as compared with $74.2 million in the prior year period due to increases in both equipment and service revenue. BA service revenue increased to $34.5 million for the year ended December 31, 2012 as compared with $20.5 million in the prior year period primarily due to more customers subscribing to our Gogo Biz service. The number of ATG aircraft online increased to 1,455 as of December 31, 2012 as compared with 860 as of December 31, 2011.

BA equipment revenue increased 19.1% to $63.9 million for the year ended December 31, 2012 as compared with $53.7 million for the prior year period, due to increased demand for both our ATG and satellite product lines. The BA segment’s ATG equipment revenue increased to $35.0 million for the year ended December 31, 2012 from $29.3 million for the prior year period primarily due to a 12.1% increase in the number of ATG units shipped as demand for our ATG equipment offerings increased due to heightened demand for our Gogo Biz service. ATG equipment revenue also increased due to a price increase implemented in February 2012 and changes in product mix to higher priced products. Satellite equipment revenue increased to $29.0 million for the year ended December 31, 2012 from $24.4 million for the prior year period, primarily due to a 15.0% increase in the number of satellite equipment units shipped and changes in product mix to higher priced products.

Commercial Aviation Rest of World:

Our CA-ROW business is in the start-up phase as we initiated our international expansion efforts in the first quarter of 2012. Through our CA-ROW segment, we intend to provide in-flight connectivity and wireless digital entertainment solutions to passengers flying on commercial airlines on routes that begin or end outside of North America. For the year ended December 31, 2012, our CA-ROW business generated $0.7 million of equipment revenue.

Cost of Service Revenue:

Cost of service revenue by segment and percent change for the years ended December 31, 2011 and 2012 were as follows:

	For the Years Ended December 31,		% Change
	2011	2012	2012 Over 2011
	(in thousands)
CA-NA	$48,830	$74,555	52.7%
BA	5,775	7,744	34.1%
CA-ROW	—	936	n/a

Total	$54,605	$83,235	52.4%

CA-NA cost of service revenue increased to $74.6 million for the year ended December 31, 2012 as compared with $48.8 million in the prior year period primarily due to a $14.8 million increase in the amount of revenue share earned by our airline partners. The revenue share increase was driven by the increase in CA-NA service revenue for the period and $9.2 million of the revenue share increase was attributable to an increase in the average revenue share percentage earned by our airline partners. CA-NA cost of service revenue also increased due to increased network operations (including network maintenance, backhaul and site leases), billing and transaction related expenses as a result of an increase in the number of Gogo Connectivity sessions. Also included in CA-NA cost of service revenue were $0.4 million of SkySurf related expenses commencing in August 2012.

BA cost of service revenue increased to $7.7 million for the year ended December 31, 2012 as compared with $5.8 million in the prior year period primarily due to an increase in the number of ATG units online from 860 to 1,455, which resulted in an increase in ATG related network service costs associated with providing Gogo Biz services that are charged to our BA segment. Our satellite service fees also increased for the year ended December 31, 2012 as compared with the prior year period as the number of subscribers to our satellite services increased from 4,733 to 5,030.

CA-ROW cost of service revenue was $0.9 million for the year ended December 31, 2012 as we initiated our international expansion efforts in the first quarter of 2012, which included satellite teleport and transponder costs commencing in October 2012.

Cost of Equipment Revenue:

Cost of equipment revenue by segment and percent change for the years ended December 31, 2011 and 2012 were as follows:

	For the Years Ended December 31,		% Change
	2011	2012	2012 Over 2011
	(in thousands)
CA-NA	$1,831	$1,043	(43.0%)
BA	21,409	28,478	33.0%
CA-ROW	—	384	n/a

Total	$23,240	$29,905	28.7%

Cost of equipment revenue increased to $29.9 million for the year ended December 31, 2012 as compared with $23.2 million in the prior year period primarily due to an increase in the BA segment’s equipment shipments to 1,398 units for the year ended December 31, 2012 as compared with 1,231 units for the prior year period.

Engineering, Design and Development Expenses:

Engineering, design and development expenses increased 58.9% to $35.4 million for the year ended December 31, 2012 as compared with $22.2 million for the prior year period, primarily due to international development initiatives, a 36.8% increase in spending in the BA segment, and a 31.3% increase in spending in the CA-NA segment. Engineering, design and development expenses related to CA-ROW expansion efforts totaled $5.7 million in the year ended December 31, 2012 which included the development of satellite systems and expenses incurred to obtain related STCs for international commercial aircraft. The increase in engineering, design and development expenses for the BA segment was due to an increase in spending on next generation products, including the Aircell Smartphone. The increase in engineering, design and development expenses for the CA-NA segment of $4.2 million was due to an increase in spending on the development of our next generation products, including ATG-4, and an increase in STC related expenses.

Sales and Marketing Expenses:

Sales and marketing expenses increased 5.5% to $26.5 million for the year ended December 31, 2012 as compared with $25.1 million for the prior year period, primarily due to spending on CA-ROW sales and marketing initiatives and a 3.6% increase in spending in the CA-NA segment, partially offset by a 20.7% decrease in spending in the BA segment. Consolidated sales and marketing expenses as a percentage of total consolidated revenue decreased to 11.3% for the year ended December 31, 2012 as compared with 15.7% for the prior year period. Sales and marketing expenses related to CA-ROW expansion efforts totaled $2.5 million in the year ended December 31, 2012 which included expenses incurred to build our international sales and marketing teams and attend various tradeshows to introduce our services to international commercial airlines. The increase in sales and marketing expenses in the CA-NA segment was primarily due to an increase in personnel expense to support the growth of the business and an increase in certain other marketing related activities. The decrease in sales and marketing expenses in the BA segment was primarily due to a reduction in marketing related initiatives and transfers of personnel to general and administrative functions.

General and Administrative Expenses:

General and administrative expenses increased in all three segments by a total of 35.9% to $49.1 million for the year ended December 31, 2012 as compared with $36.1 million for the prior period. The BA segment increased 63.4% and the CA-NA segment increased 14.1% for the year ended December 31, 2012 as compared with the prior year period. The increase in both the CA-NA and BA segments’ general and administrative expenses was primarily due to an increase in personnel and payroll related expenses to manage the growth of the business and an increase in employee bonuses as bonus expense for all employees is reported as part of general and administrative expense. The increase in the BA segments’ general and administrative expense was also due to recognition of a $0.9 million receivable reserve related to the Hawker Beechcraft bankruptcy and the transfer of personnel from sales and marketing functions. The increase in CA-NA’s general and administrative expenses was also due to an increase in legal expenses. CA-NA’s general and administrate expenses were partially offset by expense allocations to the CA-ROW segment. The CA-ROW segment’s general and administrative expenses totaled $5.4 million in the year ended December 31, 2012. Consolidated general and administrative expenses as a percentage of total consolidated revenue decreased to 21.0% for the year ended December 31, 2012 as compared with 22.5% for the prior year period.

Depreciation and Amortization:

Depreciation and amortization expense increased 13.0% to $36.9 million for the year ended December 31, 2012 as compared with $32.7 million for the prior year period. The increase in depreciation and amortization expense was primarily due to the increase in the number of aircraft outfitted with our ATG equipment by our CA-NA business and the expansion of our ATG network. As noted above, we had 1,811 and 1,345 aircraft online as of December 31, 2012 and 2011, respectively. These increases were partially offset by a decline in the amortization expense as certain of our software intangible assets became fully amortized during 2012 and 2011.

Other (Income) Expense:

Other (income) expense and percent change for the years ended December 31, 2011 and 2012 were as follows:

	For the Years Ended December 31,		% Change
	2011	2012	2012 Over 2011
	(in thousands)
Interest income	$(72)	$(77)	6.9%
Interest expense	280	8,913	3,083.2%
Fair value derivative adjustment	(58,740)	(9,640)	(83.6)%
Write off of deferred equity financing costs	—	5,023	n/a
Other expense	40	22	(45.0)%

Total	$(58,492)	$4,241	(107.3)%

Other expense was $4.2 million for the year ended December 31, 2012 as compared with other income of $58.5 million for the year ended December 31, 2011. Other (income) expense includes fluctuations associated with the recording of changes to our derivative liabilities associated with our Class A Preferred Stock and Junior Preferred Stock at fair value at each reporting date. For the years ended December 31, 2012 and 2011 we recorded $9.6 million and $58.7 million, respectively, of income associated with the fair value derivative adjustments as our estimated enterprise value increased in both periods. The increase in enterprise value was primarily due to a reduction in the discount rate for lack of marketability. See Note 4, “Fair Value of Financial Assets and Liabilities,” in our consolidated financial statements for additional discussion related to our derivative liabilities. The year ended December 31, 2012 includes $8.9 million of interest expense as we entered into the Senior Term Facility on June 21, 2012 and a $5.0 million write off of deferred equity financing costs due to a temporary suspension in our IPO process.

Income Taxes:

The effective income tax rates for the years ended December 31, 2012 and 2011 were (3.3%) and 4.3%, respectively. Income tax expense recorded in each period was similar with differences in pre-tax income causing the change in effective tax rate. The difference between our effective tax rates as compared with the U.S. federal statutory rate of 35% was primarily due to the recording of a valuation allowance against our net deferred tax assets and the effect of the fair value adjustments to our derivative liabilities, which are excluded from taxable income (loss).

Segment Profit (Loss):

CA-NA’s segment loss decreased 52.7% to $12.2 million for the year ended December 31, 2012, as compared with $25.8 million for the prior year period. The decline in CA-NA’s segment loss was due to the significant increase in service revenue, partially offset by an increase in CA-NA’s operating expenses, as discussed above.

BA’s segment profit increased 43.2% to $35.8 million for the year ended December 31, 2012, as compared with $25.0 million for the prior year period. The increase in BA’s segment profit was due to the increases in service and equipment revenue and a decrease in sales and marketing expenses, partially offset by increases in cost of equipment revenue, engineering, design and development, general and administrative expenses, and cost of service revenue, as discussed above.

CA-ROW’s segment loss was $14.3 million for the year ended December 31, 2012 due primarily to the CA-ROW segment’s operating expenses, as discussed above.

Years Ended December 31, 2010 and 2011

Revenue:

Revenue by segment and percent change for the years ended December 31, 2010 and 2011 was as follows:

	For the Years Ended December 31,		% Change
	2010	2011	2011 Over 2010
	(in thousands)
Service Revenue:
CA-NA	$48,318	$83,421	72.6%
BA	10,023	20,497	104.5%

Total Service Revenue	$58,341	$103,918	78.1%

Equipment Revenue:
CA-NA	$1,072	$2,539	136.8%
BA	35,246	53,699	52.4%

Total Equipment Revenue	$36,318	$56,238	54.8%

Total Revenue:
CA-NA	$49,390	$85,960	74.0%
BA	45,269	74,196	63.9%

Total Revenue	$94,659	$160,156	69.2%

Commercial Aviation North America:

CA-NA revenue increased to $86.0 million for the year ended December 31, 2011 as compared with $49.4 million for the prior year primarily due to an increase in service revenue. The increase in CA-NA service revenue was primarily due to an increase in GPO and ARPP. GPO increased to 192.1 million as of December 31, 2011, from 152.7 million as of December 31, 2010, driven by an increase in aircraft online to 1,345 as of December 31, 2011, from 1,056 as of December 31, 2010. ARPP increased to $0.43 for the year ended December 31, 2011 as compared with $0.32 for the prior year primarily due to an increase in ARPS. ARPS increased to $9.01 for the year ended December 31, 2011 as compared with $6.62 in the prior year. A large sponsorship in the fourth quarter of 2010 generated a significant increase in sessions which reduced ARPS in 2010 by approximately $2.00. We did not have a sponsorship of similar magnitude during 2011. ARPS also increased in 2011 because revenue generated by subscriptions, which have a higher ARPS than other Gogo Connectivity user-purchase options, increased to approximately 33% of Gogo Connectivity revenue in the year ended December 31, 2011 as compared with approximately 11% in the prior year and because we offered fewer discounts on Gogo Connectivity in 2011. The large sponsorship in the fourth quarter of 2010 mentioned above increased our average connectivity take rate by approximately 1.3% in 2010, which resulted in the average connectivity take rate remaining constant at 4.7% in 2010 and 2011. Excluding the impact of the sponsorship, the increase in the underlying take rate for 2011 as compared with 2010 was due to the expansion of our footprint across a larger number of aircraft as well as various marketing efforts, which together led to increased passenger awareness and therefore adoption of the Gogo service. Passengers used Gogo Connectivity 9.0 million times in 2011 as compared with 7.2 million times in the prior year.

Our retail revenue increased to $77.3 million for the year ended December 31, 2011 as compared with $38.4 million for the prior year due to growth in both the individual sessions and subscriptions. Revenue from individual sessions and subscriptions increased to $50.7 million and $26.5 million, respectively, for the year ended December 31, 2011 from $33.3 million and $5.1 million for the prior year due primarily to the expansion of our footprint across a larger number of aircraft and increased passenger awareness. The increase in subscription revenue in 2011 was also due in part to the fact that revenue in 2011 included a full year of revenue from our monthly subscription product, whereas the amount of subscription revenue in 2010 only reflected a partial year of revenue from our monthly subscription product, which was introduced in April 2010. We also introduced our annual subscription product in October 2011. Our non-retail revenue decreased to $4.2 million for the year ended December 31, 2011 from $9.0 million for the prior year due primarily to the large sponsorship in the fourth quarter of 2010. We did not have a sponsorship of similar magnitude during 2011. Sponsorship revenue accounted for approximately 75% and 98% of non-retail revenue for the years ended December 31, 2011 and 2010, respectively.

A summary of the components of CA-NA’s service revenue for the years ended December 31, 2010 and 2011 is as follows:

	For the Years Ended December 31,
	2010	2011
	(in thousands)
Gogo Connectivity revenue	$47,413	$81,489
Gogo Vision, Gogo Signature Services and other service revenue(1)	905	1,932

Total service revenue	$48,318	$83,421

(1)	Other service revenue includes content filtering and VoIP access for airlines’ flight crews.

Business Aviation:

BA revenue increased to $74.2 million for the year ended December 31, 2011 as compared with $45.3 million for the prior year due to increases in both equipment and service revenue. BA service revenue increased to $20.5 million for the year ended December 31, 2011 as compared with $10.0 million in the prior year primarily due to more customers subscribing to our Gogo Biz service. The number of ATG aircraft online increased to 860 as of December 31, 2011 as compared with 318 as of December 31, 2010.

BA equipment revenue increased 52.4% to $53.7 million for the year ended December 31, 2011 as compared with $35.2 million for the prior year, primarily due to increased demand for our ATG product line and, to a lesser extent, an increase in demand for our satellite products. ATG equipment revenue increased to $29.3 million for the year ended December 31, 2011 from $16.5 million for the prior year. The increase in ATG equipment revenue was primarily due to a 63.9% increase in the number of ATG units shipped for the year ended December 31, 2011 as compared with the prior year as demand for our ATG equipment offerings increased due to heightened demand for our Gogo Biz service. The BA segment’s satellite equipment revenue increased to $24.4 million for the year ended December 31, 2011 from $18.7 million for the prior year, primarily due to a change in our product mix to higher priced equipment and due to a 7.7% increase in the number of satellite equipment units shipped.

Cost of Service Revenue:

Cost of service revenue by segment and percent change for the years ended December 31, 2010 and 2011 were as follows:

	For the Years Ended December 31,		% Change
	2010	2011	2011 Over 2010
	(in thousands)
CA-NA	$41,924	$48,830	16.5%
BA	4,550	5,775	26.9%

Total	$46,474	$54,605	17.5%

CA-NA cost of service revenue increased to $48.8 million for the year ended December 31, 2011 as compared with $41.9 million in the prior year primarily due to an increase in the amount of revenue share earned by our airline partners. The revenue share increase was driven primarily by the increase in CA-NA service revenue for the period. CA-NA cost of service revenue also increased due to increased network operations, billing and transaction related expenses as a result of an increase in the number of Gogo Connectivity sessions.

BA cost of service revenue increased to $5.8 million for the year ended December 31, 2011 as compared with $4.6 million in the prior year primarily due to an increase in CA-NA segment network costs charged to the BA segment. In July 2010 we began charging a portion of the CA-NA segment’s network costs to the BA segment as BA customers’ usage of the ATG network expanded beyond an immaterial amount as a result of an increase in the number of Gogo Biz subscribers. Our satellite service fees also increased for the period ended December 31, 2011 as compared with the prior year as the number of subscribers to our satellite services increased from 4,553 to 4,733.

Cost of Equipment Revenue:

Cost of equipment revenue by segment and percent change for the years ended December 31, 2010 and 2011 were as follows:

	For the Years Ended December 31,		% Change
	2010	2011	2011 Over 2010
	(in thousands)
CA-NA	$737	$1,831	148.4%
BA	14,182	21,409	51.0%

Total	$14,919	$23,240	55.8%

Cost of equipment revenue increased to $23.2 million for the year ended December 31, 2011 as compared with $14.9 million in the prior year driven primarily by an increase in the BA segment’s equipment shipments to 1,231 units for the year ended December 31, 2011 as compared with 948 units for the prior year. The increase in cost of equipment revenue was also due to a shift in product mix to higher priced products that have a higher cost.

Engineering, Design and Development Expenses:

Engineering, design and development expenses increased 15.7% to $22.2 million for the year ended December 31, 2011 as compared with $19.2 million for the prior year, primarily due to a 75.5% increase in spending in the BA segment, partially offset by a 5.3% decrease in spending in the CA-NA segment. The increase in engineering, design and development expenses for the BA segment was due to an increase in spending on next generation products including the Aircell Smartphone. The decline in engineering, design and development expenses for the CA-NA segment was primarily due to a decline in the number of STCs that were in process due to fewer aircraft types remaining for which we had not previously obtained an STC. We obtained STCs in 2009 and 2010 for nearly all aircraft types currently under contract.

Sales and Marketing Expenses:

Sales and marketing expenses increased 6.3% to $25.1 million for the year ended December 31, 2011 as compared with $23.6 million for the prior year, primarily due to a 30.8% increase in spending within the BA segment partially offset by a 2.8% decrease in spending in the CA-NA segment. Consolidated sales and marketing expenses as a percentage of total consolidated revenue decreased to 15.7% for the year ended December 31, 2011 as compared with 25.0% for the prior year. The increase in the BA segment’s sales and marketing expenses was primarily due to an increase in personnel related expenses, which includes commissions earned on equipment sales, to support sales growth. Personnel related expenses for the BA segment increased to

$5.9 million for the year ended December 31, 2011 from $4.6 million for the prior year. The decline in sales and marketing expenses in the CA-NA segment was primarily due to the refocusing of our marketing efforts, which included a decrease in the use of “gate teams” dedicated to promoting the availability of our Gogo service on individual flights and a decline in the use of marketing agencies. These declines were partially offset by an increase in personnel and contractor expenses as we moved away from marketing agencies, an increase in television advertising as we promoted Gogo Connectivity and an increase in customer service expenses to support increased usage of Gogo Connectivity.

General and Administrative Expenses:

General and administrative expenses decreased 0.8% to $36.1 million for the year ended December 31, 2011 as compared with $36.4 million for the prior year primarily due to a 6.0% decline within the CA-NA segment partially offset by a 51.9% increase within the BA segment. The decline in the CA-NA segment’s general and administrative expenses was primarily due to the absence of litigation related expenses for the year ended December 31, 2011 as compared with $4.2 million of expense for the prior year associated with successfully defending a patent infringement lawsuit. The CA-NA segment’s general and administrative expenses for the year ended December 31, 2010 also included a loss on disposal of $2.4 million as we changed the scope of an internally developed software project that was in the application development stage. These declines were partially offset by an increase in personnel related expenses as we expanded our workforce to support the growth of the business and an increase in bonuses earned by our employees. The increase in the BA segment’s general and administrative expenses was primarily due to an increase in personnel related expenses to support the growth of the business and an increase in bonuses earned by our employees. Consolidated general and administrative expenses as a percentage of total consolidated revenue decreased to 22.5% for the year ended December 31, 2011 as compared with 38.4% for the prior year.

Depreciation and Amortization:

Depreciation and amortization expense increased 5.4% to $32.7 million for the year ended December 31, 2011 as compared with $31.0 million for the prior year. The increase in depreciation and amortization expense was primarily due to the increase in the number of aircraft outfitted with our equipment within the CA-NA segment. As noted above, we had 1,345 and 1,056 aircraft online as of December 31, 2011 and 2010, respectively. Depreciation and amortization in the CA-NA segment also increased due to our network and data center expansions during 2010. These increases were partially offset by a decline in the amortization expense as certain of our software intangible assets became fully amortized during 2011.

Other (Income) Expense:

Other (income) expense and percent change for the years ended December 31, 2010 and 2011 were as follows:

	For the Years Ended December 31,		% Change
	2010	2011	2011 Over 2010
	(in thousands)
Interest income	$(98)	$(72)	(26.5)%
Interest expense	37	280	656.8%
Fair value derivative adjustment	33,219	(58,740)	(276.8)%
Other expense	—	40	n/a

Total	$33,158	$(58,492)	(276.4)%

Other income was $58.5 million for the year ended December 31, 2011 as compared with other expense of $33.2 million in the prior year. The substantial majority of other (income) expense in the periods presented relates to fluctuations associated with the recording of changes to our derivative liabilities associated with our

Class A Preferred Stock and Junior Preferred Stock at fair value at each reporting date. For the year ended December 31, 2011, we recorded $58.7 million of income associated with the fair value derivative adjustments as our estimated enterprise value increased in 2011 primarily due to a reduction in the discount rate applied to our projected future cash flows. Enterprise value increased to a point where the embedded derivative in the Junior Preferred Stock had no value as of December 31, 2011. For the year ended December 31, 2010, we recorded $33.2 million of expense associated with fair value derivative adjustments. The expense recorded for the year ended December 31, 2010 primarily related to a reduction in our projections that occurred in mid-2010, which was based on an updated assessment of market conditions and the pace of market acceptance for our Gogo service, and which resulted in a reduction of our estimated enterprise value. See Note 4, “Fair Value of Financial Assets and Liabilities,” in our consolidated financial statements for additional discussion related to our derivative liabilities.

Income Taxes:

The income tax provision decreased to $1.1 million for the year ended December 31, 2011 from $3.3 million for the prior year. The decline was primarily due to an out of period valuation allowance adjustment of $2.5 million that was recorded in the first quarter of 2010, but should have been recorded in 2009, and which management believes did not have a material effect on the financial statements.

The effective income tax rate for the year ended December 31, 2011 was 4.3%, as compared with (3.0)% for the prior year. At the end of 2011 we evaluated the applicable tax rate at which we expect the reversal of our temporary differences to occur. Temporary differences are differences between the financial reporting basis and the tax basis of an asset or liability that will result in taxable income or a deduction in future years when the reported amount of the asset or liability is recorded or settled, respectively. Because the applicable tax rate is based on the period in which the reversal of such temporary differences is expected to impact taxes payable, we have increased the applicable tax rate from 34% to 35%. The difference between our effective tax rates and the U.S. federal statutory rate of 35% for the year ended December 31, 2011, was primarily due to the recording of a valuation allowance against our net deferred tax assets and the effect of the fair value adjustments to our derivative liabilities, which are excluded from taxable income (loss).

Segment Profit (Loss):

CA-NA’s segment loss decreased 54.6% to $25.8 million for the year ended December 31, 2011, as compared with $56.9 million for the prior year. The decline in CA-NA’s segment loss was due to the significant increase in service revenue, and decreases in general and administrative, engineering, design and development and sales and marketing and expenses, partially offset by an increase in cost of service revenue, as discussed above.

BA’s segment profit increased 108.3% to $25.0 million for year ended December 31, 2011, as compared with $12.0 million for the prior year. The increase in BA’s segment profit was due to the significant increases in service and equipment revenue partially offset by increases in cost of equipment revenue, engineering, design and development, general and administrative and sales and marketing expenses, as discussed above.

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters in the two year period ended March 31, 2013. We have prepared the quarterly data on a basis that is consistent with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data. This information is not a complete set of financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended
	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Service revenue	$24,113	$26,810	$30,995	$36,415	$40,249	$41,934	$48,469	$54,935
Equipment revenue	14,348	14,023	15,388	17,858	17,630	15,906	15,054	15,819

Total revenue	38,461	40,833	46,383	54,273	57,879	57,840	63,523	70,754

Total operating expenses	45,564	49,482	53,730	58,581	62,754	66,472	73,145	81,054

Operating loss	(7,103)	(8,649)	(7,347)	(4,308)	(4,875)	(8,632)	(9,622)	(10,300)
Other (income) expense:
Interest expense	67	68	80	69	530	4,206	4,108	3,920
Fair value derivative adjustments	(33,899)	4,573	(29,060)	(1,127)	(8,513)	—	—	—
Write off of deferred equity financing costs	—	—	—	—	—	—	5,023	—
Interest income and other	(24)	(14)	(15)	(10)	(15)	(16)	(14)	(18)

Total other (income) expense	(33,856)	4,627	(28,995)	(1,068)	(7,998)	4,190	9,117	3,902

Income (loss) before income tax provision	26,753	(13,276)	21,648	(3,240)	3,123	(12,822)	(18,739)	(14,202)
Income tax provision	216	217	403	226	223	222	365	275

Net income (loss)	26,537	(13,493)	21,245	(3,466)	2,900	(13,044)	(19,104)	(14,477)
Class A and Class B senior convertible preferred stock return	(7,351)	(8,628)	(10,760)	(11,528)	(13,377)	(13,328)	(14,194)	(15,283)
Accretion of preferred stock	(2,513)	(2,535)	(2,562)	(2,586)	(2,612)	(2,638)	(2,663)	(2,690)

Net income (loss) attributable to common stock	$16,673	$(24,656)	$7,923	$(17,580)	$(13,089)	$(29,010)	$(35,961)	$(32,450)

Net income (loss) per share attributable to common stock:
Basic	$0.26	$(3.63)	$0.12	$(2.59)	$(1.93)	$(4.27)	$(5.29)	$(4.77)

Diluted	$(0.11)	$(3.63)	$(0.11)	$(2.59)	$(1.93)	$(4.27)	$(5.29)	$(4.77)

Weighted average shares used in computing net income (loss) attributable to common stock:
Basic	6,798	6,798	6,798	6,798	6,798	6,798	6,798	6,802

Diluted	64,545	6,798	68,857	6,798	6,798	6,798	6,798	6,802

	For the Three Months Ended
	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
Other Financial and Operational Data:
Adjusted EBITDA (in thousands)	$1,241	$(496)	$923	$4,053	$4,180	$583	$506	$2,850
Key statistics:
Commercial Aviation North America:
Aircraft online at end of period	1,147	1,177	1,345	1,494	1,565	1,620	1,811	1,878
GPO (in thousands)	49,191	50,988	50,083	54,707	65,460	68,756	61,431	65,024
ARPP	$0.39	$0.42	$0.50	$0.53	$0.49	$0.48	$0.63	$0.66
ARPS	$9.71	$8.91	$8.66	$9.34	$9.03	$9.87	$10.67	$10.30
Connectivity take rate	4.0%	4.7%	5.5%	5.6%	5.3%	4.8%	5.7%	6.2%
Business Aviation:
Aircraft online at end of period
Satellite	4,647	4,601	4,733	4,837	4,920	4,977	5,030	5,062
ATG	614	744	860	1,027	1,166	1,309	1,455	1,555
Average monthly service revenue per aircraft online
Satellite	$131	$130	$132	$139	$132	$130	$132	$151
ATG	1,802	1,778	1,747	1,791	1,846	1,884	1,887	1,893
Units shipped
Satellite	163	156	159	205	174	167	165	147
ATG	166	159	148	181	182	165	159	171

Average equipment revenue per unit shipped (in thousands)
Satellite	$41	$39	$38	$42	$41	$43	$37	$40
ATG	45	46	54	49	53	50	52	53

The following table presents a reconciliation of Adjusted EBITDA to net income (loss) attributable to common stock, the most comparable GAAP measure, for each of the eight quarters in the two year period ended March 31, 2013. Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss) attributable to common stock prepared in accordance with GAAP. For the definition of, and additional information regarding, Adjusted EBITDA, see the discussion of Adjusted EBITDA in Note 6 to the tables under the heading “Summary Historical Consolidated Financial and Other Operating Data.”

	For the Three Months Ended
	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss) attributable to common stock	$16,673	$(24,656)	$7,923	$(17,580)	$(13,089)	$(29,010)	$(35,961)	$(32,450)
Interest expense	67	68	80	69	530	4,206	4,108	3,920
Interest income	(24)	(14)	(15)	(10)	(15)	(37)	(15)	(19)
Income tax provision	216	217	403	226	223	222	365	275
Depreciation and amortization	8,263	8,051	8,243	8,265	9,162	9,266	10,214	13,845
Fair value derivative adjustments	(33,899)	4,573	(29,060)	(1,127)	(8,513)	—	—	—
Write off of deferred equity financing costs	—	—	—	—	—	—	5,023	—
Class A and Class B senior convertible preferred stock return	7,351	8,628	10,760	11,528	13,377	13,328	14,194	15,283
Accretion of preferred stock	2,513	2,535	2,562	2,586	2,612	2,638	2,663	2,690
Stock-based compensation expense	399	451	542	849	846	891	959	878
Amortization of deferred airborne lease incentives	(318)	(349)	(515)	(753)	(953)	(921)	(1,044)	(1,572)

Adjusted EBITDA	$1,241	$(496)	$923	$4,053	$4,180	$583	$506	$2,850

Liquidity and Capital Resources

The following table presents a summary of our cash flow activity for the periods set forth below:

	For the Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Net cash provided by (used in) operating activities	$(42,293)	$9,931	$30,052	$11,893	$(284)
Net cash used in investing activities	(37,674)	(41,376)	(78,853)	(13,739)	(33,413)
Net cash provided by financing activities	30,398	55,153	118,776	(843)	(909)
Effect of foreign exchange rate changes on cash	—	—	10	—	(10)

Net increase (decrease) in cash and cash equivalents	(49,569)	23,708	69,985	(2,689)	(34,616)
Cash and cash equivalents at the beginning of period	68,452	18,883	42,591	42,591	112,576

Cash and cash equivalents at the end of period	$18,883	$42,591	$112,576	$39,902	$77,960

We have historically financed our growth and cash needs primarily through the issuance of non-convertible debt, senior convertible preferred stock, convertible debt, common stock and cash from operating activities.

Senior Term Facility:

As of March 31, 2013 and December 31, 2012, the Senior Term Facility consisted of a term loan facility in an aggregate principal amount of $135.0 million. As of March 31, 2013 and December 31, 2012, $132.5 million and $133.3 million, respectively, was outstanding under the Senior Term Facility. On April 4, 2013, we increased the size of the term loan facility through an amendment to the credit agreement governing the Senior Term Facility to $248.0 million, and we borrowed the additional $113.0 million available under the amendment.

Of the $103.0 million in net proceeds received under the Amended Senior Term Facility, $30.0 million is required to remain within the BA segment and cannot be transferred or utilized by our other operations until we receive $75.0 million of net cash proceeds from the issuance of new equity shares or (1) the BA segment achieves Consolidated EBITDA, as defined in the Amended Senior Term Facility, for any four consecutive fiscal quarter period of at least $45.0 million and (2)(A) within one fiscal quarter before or after such four quarter period, the CA-NA segment achieves zero or positive Consolidated EBITDA, as defined in the Amended Senior Term Facility, in such fiscal quarter and (B) in the same quarter, CA-NA segment revenue is no less than $50.0 million. Additionally, the $30.0 million remaining at BA shall also be released if the condition described in (1) above or the condition described in (2) above is satisfied and, in either case, the majority of the lenders consent; however, in such situation, the interest rate margin on the debt will increase by 200 basis points. To the extent that we receive $75.0 million or more of net cash proceeds in connection with the initial public offering of our common stock to which this prospectus relates, we will be able to access all of the $30.0 million being held within the BA segment.

Maturity; Prepayments

The Amended Senior Term Facility will mature on June 21, 2017. The term loan amortizes in quarterly installments (not exceeding two and one-half percent of the original aggregate principal amount thereof per annum) until the maturity date. Under the Senior Term Facility, principal payments of $0.8 million were due on the last day of each calendar quarter starting on September 30, 2012 and ending on March 31, 2013, and under the Amended Senior Term Facility, principal payments of $1.6 million are due on the last day of each calendar quarter starting on June 30, 2013 and ending on March 31, 2017, with the remaining unpaid principal amount of the loan due and payable on the maturity date of the Amended Senior Term Facility.

The credit agreement executed in connection with our Amended Senior Term Facility provides for mandatory prepayments and the ability to make optional prepayments. Based on historical and current expectations regarding cash flow generation, the credit agreement was structured to provide that any mandatory prepayments will be calculated based on the excess cash flows (as defined in the credit agreement) of ABAS only. This calculation is made at the end of each fiscal year beginning with the year ending December 31, 2013, with any required payments due no later than the 95th day following the end of the applicable fiscal year, and is based on ABAS’ debt leverage ratio. A leverage ratio of 3.25x or higher will trigger a mandatory prepayment of 50% of excess cash flows for the year, a leverage ratio of 2.0x or higher but less than 3.25x will trigger a mandatory prepayment of 25% of excess cash flows for the year and a leverage ratio of less than 2.0x will not trigger any mandatory prepayment of excess cash flows. The amount of any required mandatory prepayments will be reduced by the amount of any optional prepayments made during the applicable fiscal year. In the event actual results or a change in estimates trigger the mandatory prepayment, such prepayment amount will be reclassified from non-current liabilities to current liabilities in the accompanying consolidated balance sheets.

We may voluntarily prepay the loans subject to conditions, prices and premiums as follows:

(i)	On and prior to June 20, 2015 we may prepay the loans at par plus (a) 3.0% of the principal amount of the loans prepaid and (b) a “make whole” premium based on a discounted present value of the interest and principal payments due on such prepaid loans through June 20, 2015;

(ii)	On and after June 21, 2015 but prior to June 21, 2016, we may prepay the loans at par plus 3.0% of the principal amount of loans prepaid;

(iii)	On and after June 21, 2016, we may prepay the loans at par.

Guarantees; Security

GIH, Gogo LLC and ABAS are the borrowers under the Amended Senior Term Facility. The obligations of the borrowers under the Amended Senior Term Facility are guaranteed by each of our direct and indirect wholly owned domestic subsidiaries, in each case to the extent otherwise permitted by applicable law, regulation and contractual provision. In addition, the Amended Senior Term Facility and the guarantees thereunder are secured by security interests in (i) all of the capital stock of all direct domestic subsidiaries owned by the borrowers and the guarantors, (ii) 65% of the capital stock of each direct foreign subsidiary owned by any borrower or any guarantor (it being understood that a foreign subsidiary holding company will be deemed a foreign subsidiary), and (iii) substantially all other tangible and intangible assets (including intellectual property) of the borrowers and the guarantors, subject in each case to certain exceptions.

Interest; Fees

The interest rates applicable to the loans under the Amended Senior Term Facility will be based on a fluctuating rate of interest measured by reference to either, at ABAS’ option, (i) an adjusted London inter-bank offered rate (“LIBOR”) (adjusted for statutory reserve requirements), plus a borrowing margin of 9.75%, or (ii) an alternate base rate, plus a borrowing margin of 8.75%. The borrowers pay customary fees in respect of the Amended Senior Term Facility.

We paid $9.6 million of loan origination fees and financing costs related to the Senior Term Facility, all of which has been accounted for as deferred financing costs. Total amortization expense of the deferred financing costs was $0.8 million for the year ended December 31, 2012 and $0.4 million for the three month period ended March 31, 2013, respectively, and is included in interest expense in the consolidated statements of operations. As of March 31, 2013 and December 31, 2012, the balance of unamortized deferred financing costs related to the Senior Term Facility was $8.4 million and $8.8 million, respectively, and was included in non-current assets. See Note 7 “Composition of Certain Balance Sheet Accounts” for additional details.

Covenants

The Amended Senior Term Facility contains a number of covenants that, among other things, limit or restrict the ability of the borrowers and the guarantors to dispose of assets, incur or guarantee additional indebtedness, prepay certain subordinated indebtedness, modify certain terms of certain material agreements (including intercompany agreements), make dividends and other restricted payments, issue additional preferred stock, make investments (including a cap on investments in our international business during the term of the Senior Term Facility), incur or maintain liens, make capital expenditures, engage in mergers and certain other fundamental changes, engage in certain transactions with affiliates, enter into sale-leaseback arrangements or enter into agreements restricting dividends or other distributions by subsidiaries to the borrowers or any of their subsidiaries.

Events of Default

The Amended Senior Term Facility contains a number of events of default including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross payment default and cross acceleration to certain other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interest, material judgments, change of control, failure to maintain or renew certain FCC licenses and default under certain material intercompany agreements.

Intercompany support arrangements

In connection with our entry into the Senior Term Facility, our subsidiaries entered into two agreements with each other governing certain intercompany support arrangements. Under the Services Agreement, dated June 21, 2012, Gogo LLC must continue to provide ABAS with access to the ATG network. Under the Spectrum Manager Lease Agreement, dated June 21, 2012, AC BidCo LLC must continue to make the FCC Licenses available to ABAS. Neither agreement may be terminated prior to the discharge of the Amended Senior Term Facility without the prior written consent of the Administrative Agent.

Alaska Financing:

On November 2, 2010, we entered into a $4.1 million standby credit facility agreement (the “Alaska Facility”) with Alaska Airlines, Inc. (“Alaska Airlines”) to finance the construction of ATG network sites in Alaska. The Alaska Facility has a six-year term and an interest rate of 10% per annum, compounded and payable quarterly. As of March 31, 2013 and December 31, 2012 and 2011, we had $1.9 million, $2.0 million and $2.5 million, respectively, outstanding under the Alaska Facility. No further draws can be made under the Alaska Facility and principal amounts outstanding are payable in quarterly installments over a five-year period which commenced on November 12, 2011, or can be prepaid at any time without premium or penalty at our option. The Alaska Facility is secured by a first-priority interest in our cell tower leases and other personal property located at the cell sites in Alaska.

The Alaska Facility contains representations and warranties, and affirmative and negative covenants customary for financings of this type. There are no financial covenants, however, other covenants include limitations on liens on the collateral assets as well as mergers, consolidations, and similar fundamental corporate events, and a requirement that we continue as the in-flight connectivity service provider to Alaska Airlines.

Pursuant to our in-flight connectivity agreement with Alaska Airlines, the share of service revenue (“revenue share”) we pay Alaska Airlines increases as long as any amounts are outstanding under the Alaska Facility. Alaska Airlines’ revenue share increases by 500 basis points for the one-year period following the first date on which our Gogo service is used on the ATG network in Alaska, and 300 basis points thereafter, until the principal and all accrued interest is paid in full. This incremental Alaska Airlines’ revenue share was an amount less than $0.1 million for each of the years ended December 31, 2010, 2011 and 2012 and the three month periods ended March 31, 2012 and 2013 and is included in our consolidated statements of operations as part of our interest expense.

Letters of Credit:

We maintain several letters of credit totaling $0.9 million, $0.9 million and $0.6 million as of March 31, 2013, December 31, 2012 and December 31, 2011, respectively. The letters of credit require us to maintain restricted cash accounts in a similar amount, and are issued for the benefit of the landlords at our office locations in Itasca, Illinois; Bensenville, Illinois; and Broomfield, Colorado; and for the benefit of certain vendors in the ordinary course of business.

Liquidity:

We believe that our near and long term liquidity needs will increase and that our sources of cash will be able to support our anticipated capital expenditures and upgrades of technology, as well as increased general and administrative costs in connection with our expansion. Despite experiencing operating losses for the years ended December 31, 2010, 2011 and 2012 and the three month period ended March 31, 2013, we generated positive cash flow from operating activities for the years ended December 31, 2012 and 2011. We currently believe that we will continue to generate, on an annual basis, positive cash flow from operating activities in the near term based on the recent and expected growth of revenues outpacing growing expenses, particularly in the CA-NA segment, and increased certainty with respect to our ongoing sources of revenue, achieved through increasing numbers of aircraft online in both the CA-NA and BA segments. Although we can provide no assurances, we currently believe that cash and cash equivalents on hand, and anticipated cash generated from operating activities and the additional borrowings under the amendment to the Credit Agreement governing our existing Senior Term Facility should be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months, including upgrading certain aircraft operated by our airline partners to our ATG-4 service, costs related to international expansion and certain costs associated with satellite or other technologies. While our ability to generate positive cash flows from operating activities and the timing of certain capital and other necessary expenditures are subject to numerous variables, such as the availability and costs associated with certain next-generation technologies, including ATG-4, Ku-band and, as and when available Ka-band satellite technology, and costs related to international expansion, we currently believe that cash on hand and increased cash generated from operating activities and, if necessary, additional equity financings or the incurrence of additional debt as permitted under the credit agreement governing our Amended Senior Term Facility, will be sufficient to meet our liquidity needs in the longer-term, including our anticipated international expansion. The credit agreement governing the Amended Senior Term Facility contains covenants that restrict our ability to incur additional indebtedness generally, subject to certain enumerated exceptions, and to undertake certain equity financings through the issuance of preferred stock. As a result, we may be unable to finance growth of our business to the extent that our cash on hand and cash generated through operating activities proves insufficient and we are unable to raise additional financing through the issuance of common equity or through permitted sales of preferred equity or debt.

Our authorized capital consists of three classes of convertible preferred stock and one class of common stock. All classes of our preferred stock have voting rights proportionate to their ownership interest and participate in any dividends issued on the common stock. As of March 31, 2013, we had 14,126 shares of our Class A Preferred Stock outstanding, 22,488 shares of our Class B Senior Convertible Preferred Stock (the “Class B Preferred Stock”) outstanding, 19,070 shares of our Junior Preferred Stock outstanding and 66,120 shares of Common Stock outstanding. Upon the consummation of this offering, at our election, all of our outstanding convertible preferred stock will convert into common stock. See Note 3, “Preferred Stock and Common Stock,” to our consolidated financial statements for additional discussion of the corporate restructuring.

The table below illustrates the timing, the amount, and the type of financing we received from our investors:

	For the Years Ended December 31,			Three Months Ended March 31,
Type of Financing	2010	2011	2012	2012	2013

	(in thousands)
Class A Senior Convertible Preferred Stock	$28,500	$55,386	$—	$—	$—

Cash flows provided by (used in) Operating Activities:

The following table presents a summary of our cash flows from operating activities for the periods set forth below:

	For the Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Net income (loss)	$(113,379)	$23,615	$(32,714)	$(3,466)	$(14,477)
Non-cash charges and credits	72,409	(22,181)	39,034	8,501	15,360
Changes in operating assets and liabilities	(1,323)	8,497	23,732	6,858	(1,167)

Net cash provided by (used in) operating activities	$(42,293)	$9,931	$30,052	$11,893	$(284)

For the three month period ended March 31, 2013, cash used in operating activities was $0.3 million as compared with cash provided by operating activities of $11.9 million in the comparable prior year period. The change in operating cash flows was due to a $4.2 million decrease in net loss adjusted for non-cash charges and credits and an $8.0 million decrease in cash flows related to changes in operating assets and liabilities. The decrease in net loss adjusted for non-cash charges and credits was primarily due to the increase in spending in the CA-ROW and CA-NA segments, partially offset by the significant increases in CA-NA and BA segments’ service revenues as noted above under “—Results of Operations.” The decrease in cash flows from changes in operating assets and liabilities was due primarily to accounts receivable and accrued liabilities within the CA-NA and BA segments and inventories within the BA segment. The change in CA-NA’s accounts receivable is due primarily to the collection of a large receivable during the three month period ended March 31, 2012 that was outstanding as of December 31, 2011. The change in BA’s outstanding receivables was due primarily to a slowing of collections. The changes in the CA-NA and BA segments’ accrued liabilities is due primarily to the payout of larger bonuses in during the three months ended March 31, 2013 as compared with the comparable prior year period. The change in the BA segment inventories was due primarily to the timing of inventory receipts and lower equipment revenues. These decreases from changes in our operating assets and liabilities were offset in part by increases accounts payable. The change in CA-NA’s accounts payable was due primarily to the timing of payments.

We anticipate cash flows from changes in operating assets and liabilities to be positively impacted in 2013 by deferred airborne lease incentives that we estimate to fall within the range of $25 million to $35 million for the year ended December 31, 2013.

For the year ended December 31, 2012, operating cash flows were $30.1 million, an increase of $20.1 million compared with the prior year period. The improvement in operating cash flows was due to a $4.9 million increase in net income (loss) adjusted for non-cash charges and credits and a $15.2 million increase in cash flows related to changes in our operating assets and liabilities. The improvement in net income (loss) adjusted for non-cash charges and credits was primarily due to the significant increase in consolidated revenue, as noted in “—Results of Operations,” partially offset by an increase in cash operating expenses as noted above in “—Results of Operations.” The increase in cash flows from changes in operating assets and liabilities was due to deferred airborne lease incentives, accrued liabilities, accounts receivable and accounts payable within our CA-NA segment, and deferred revenue within our CA-NA and CA-ROW segments. The change in CA-NA’s deferred airborne lease incentives was due to more aircraft having been installed pursuant to contracts under which our airline partners make an upfront payment for ATG equipment in the year ended December 31, 2012 as compared with the prior year period. The change in CA-NA’s accrued liabilities was due primarily to an increase in accrued revenue share earned by our airline partners, accrued bonuses earned by our employees, accrued legal fees and the timing of payment of various other accrued liabilities. The favorable change in CA-NA’s accounts receivable was due primarily to the collection in the subsequent year of two large receivables that were outstanding at the end of 2011 and 2010, respectively. During both periods, the collections of the two large receivables were partially offset by higher accounts receivable balances with other CA-NA airline partners. The change in CA-NA’s accounts payable was due primarily to the timing of payments. The change in CA-NA’s deferred revenue was due primarily to the increase in subscription based products, as noted in “—Results of Operations” and an increase in buy-before-you-fly user purchase options. The change in the CA-ROW segment’s deferred revenue was due to the commencement of related activities in 2012. These increases from changes in operating assets and liabilities were offset in part by the CA-NA segment’s payments to SkySurf (see Note 14, “SkySurf” in our consolidated financial statements for additional discussion related to the SkySurf payments) and an unfavorable change in BA’s accounts receivable due primarily to the increase in BA’s equipment sales.

For the year ended December 31, 2011 operating cash flows improved $52.2 million as compared with the prior year. The improvement in operating cash flows was due to a $42.4 million improvement in net income (loss) adjusted for non-cash charges and credits and an $9.8 million increase in cash flows related to funding our operating assets and liabilities. The improvement to net income (loss) adjusted for non-cash charges and credits was primarily due to the significant increase in consolidated revenue, as noted in “—Results of Operations,” partially offset by an increase in cash related operating expenses. Cash operating expenses increased primarily within cost of service revenue and cost of equipment revenue as noted above in “—Results of Operations.” The increase in cash flows from changes in operating assets and liabilities was due primarily to an increase in deferred airborne lease incentives, as we installed more aircraft in 2011 as compared with 2010 pursuant to contracts under which our airline partners make an upfront payment for ATG equipment. Cash flows from changes in operating assets and liabilities also increased due to changes in accrued liabilities principally due to increases in accrued employee benefits and accounts payable principally due to the timing of vendor payments. These increases were partially offset by higher accounts receivable within the BA segment due to higher sales volume and in the CA-NA segment due to the increase in equipment shipments pursuant to contracts under which our airline partners make an upfront payment for the ATG equipment. The BA segment’s inventory balance was also maintained at a higher level to support anticipated future sales growth.

Cash flows used in Investing Activities:

Cash used in investing activities is primarily for capital expenditures related to airborne equipment, cell site construction, software development, and data center upgrades. See “—Capital Expenditures” below.

We expect cash flows used in investing activities to increase due to the acquisition of LiveTV for $9.4 million on April 11, 2013.

Cash flows provided by (used in) Financing Activities:

Cash used in financing activities for the three month period ended March 31, 2013 was $0.9 million primarily due to principal payments on the Senior Term Facility and Alaska Facility.

Cash used in financing activities for the three month period ended March 31, 2012 was $0.8 million primarily due to the payment of professional fees related to this initial public offering and principal payments on the Alaska Facility.

Cash provided by financing activities for the year ended December 31, 2012 was $118.8 million primarily due to proceeds from the $135.0 million Senior Term Facility, partially offset by debt issuance costs related to the Senior Term Facility of $9.6 million, payment of professional fees of $4.3 million related to preparing for this initial public offering and principal payments on the Senior Term Facility and Alaska Facility of $2.3 million.

Cash provided by financing activities for the year ended December 31, 2011, was $55.2 million primarily due to $55.4 million of proceeds from two issuances of Class A Preferred Stock totaling 5,539 shares to existing investors on terms consistent with our prior issuances of Class A Preferred Stock and $0.5 million from additional borrowings on our Alaska Facility.

Cash provided by financing activities for the year ended December 31, 2010 was $30.4 million primarily due to $28.5 million of proceeds from two issuances of Class A Preferred Stock totaling 2,850 shares to existing investors and $2.0 million from borrowings on our Alaska Facility.

Capital Expenditures

Our operations continue to require significant capital expenditures for technology, equipment, capacity expansion and upgrades. A substantial portion of the capital expenditures by the CA-NA segment is associated with installation and the supply of airborne equipment to our airline partners, which correlates directly to the roll out of service to the airline fleets. Capital spending is also associated with the expansion of our ATG network and data centers. Our network capital expenditures, including site acquisition, design, permitting, network equipment and construction costs, support development of new cell sites and upgrades of current sites. Capital expenditures related to data centers primarily relate to our servers, IP routers and authentication, authorization and accounting functions. We also capitalize software development costs related to network technology solutions, the Gogo platform and new product/service offerings.

Capital expenditures for the three month periods ended March 31, 2013 and 2012 were $33.5 million and $13.7 million, respectively. The increase in capital expenditures was due to an increase in the number of airborne equipment installations by our CA-NA business, an increase in investments in our ATG network and an increase in capitalized software as we enhanced our Gogo service and created new service offerings.

We anticipate an increase in capital spending in 2013 and estimate capital expenditures for the year ended December 31, 2013 to fall within the range of $140 million to $170 million as we further expand and improve our network, construct new cell sites, increase the number of airborne equipment installations, continue software development initiatives, execute our international expansion strategy and upgrade certain aircraft operated by our airline partners to ATG-4. We expect our capital expenditures, net of deferred airborne lease incentives as noted above, for the year ended December 31, 2013 to fall within the range of $115 million to $135 million.

Capital expenditures for the year ended December 31, 2012 and 2011 were $79.5 million and $43.1 million, respectively. The increase in capital expenditures was due to an increase in the number of airborne equipment installations by our CA-NA business, an increase in ATG network-related investment activities and an increase in capitalized software as we enhanced our Gogo service and created new service offerings. Capital expenditures also increased due an increase in leasehold improvements as we added additional office space to support the increases in headcount for our CA-NA and BA segments.

Capital expenditures for the years ended December 31, 2011 and 2010 were $43.1 million and $39.8 million, respectively. The increase in capital expenditures for the year ended December 31, 2011 as compared with the prior year was primarily due to an increase in network related investment activities and an increase in capitalized software as we enhanced our Gogo service and created new offerings. These increases were partially offset by a decline in the number of airborne equipment installations within the CA-NA segment that resulted primarily from unanticipated delays in scheduling installations with our airline partners.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations that require us to make future cash payments as of December 31, 2012. The future contractual requirements include payments required for our operating leases and contractual purchase agreements.

	Payment Due by Period
	(in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Capital lease obligations	$493	$247	$246	$—	$—
Operating lease obligations	65,135	11,711	18,914	14,404	20,106
Purchase obligations(1)	35,225	35,225	—	—	—
Alaska Facility	2,016	504	1,008	504	—
Interest on Alaska Facility	429	183	214	32	—
Senior Term Facility(2)	133,313	3,375	6,750	123,188	—
Interest on Senior Term Facility(2)	64,355	15,102	28,966	20,287	—
Satellite transponder and teleport services	167,688	16,596	64,243	69,295	17,554
Deferred revenue arrangements	6,912	6,663	212	37	—
Deferred airborne lease incentives	45,960	5,917	11,834	11,533	16,676
SkySurf related payments(3)	24,694	1,003	2,006	2,006	19,679
Other long-term liabilities(4)	10,837	—	—	—	10,837

Total	$557,057	$96,526	$134,393	$241,286	$84,852

(1)	As of December 31, 2012, our outstanding purchase obligations represented obligations to vendors to meet operational requirements as part of the normal course of business and related to information technology, research and development, sales and marketing and production related activities. Includes $7.4 million of satellite based antenna and radome systems commitments.
(2)	Does not reflect $113.0 million incurred under an amendment to the Senior Term Facility on April 4, 2013 and the related interest payments thereon.
(3)	SkySurf related payments relates to the monthly C$0.1 million payment over the estimated 25-year term of the agreement, using the December 31, 2012 exchange rate. See Note 14, “SkySurf” for further information.
(4)	Other long-term liabilities primarily consist of estimated payments (undiscounted) for our asset retirement obligations. Other long-term liabilities do not include $4.9 million related to our deferred tax liabilities due to the uncertainty of their timing.

Contractual Commitments: We have an agreement with a third party under which the third party develops software that is used in providing in-flight connectivity services. Cash obligations under this agreement include the payment of $1.5 million on each of the first three anniversary dates of the final developmental milestone date in the agreement for a total of $4.5 million in milestone payments. As of December 31, 2011 all milestone payments had been made, with the final payment of $1.5 million being made in September 2011. On April 11, 2011, we entered into an additional contractual agreement under which the same third party will develop second generation software that will be used to support Gogo Connectivity. Cash obligations under this agreement include three milestone installment payments of $1.9 million each for total consideration of $5.6 million. The milestone payments were made in May 2011, January 2012 and February 2013.

Leases and Cell Site Contracts: We have lease agreements relating to certain facilities and equipment, which are considered operating leases as per ASC 840-20, Leases—Operating Leases (“ASC 840-20”). Rent expense for such operating leases was $5.0 million, $4.3 million and $4.6 million for the years ended December 31, 2012, 2011 and 2010, respectively and $1.4 million and $1.2 million for the three month periods ended March 31, 2013 and 2012, respectively. Additionally, we have operating leases with wireless service providers for tower space and base station capacity on a volume usage basis (“cell site leases”), some of which provide for minimum annual payments. Our cell site leases generally provide for an initial noncancelable term of up to five years with up to four five-year renewal options. Total cell site rental expense was $6.2 million, $5.5 million and $5.2 million for the years ended December 31, 2012, 2011 and 2010, respectively and $1.8 million and $1.4 million for the three month periods ended March 31, 2013 and 2012, respectively.

The revenue share paid to the airlines represents an operating lease payment and is deemed to be contingent rental payments, as the payments due to each airline are based on a percentage of CA-NA service revenue generated from that airline’s passengers, which is unknown until realized. As such, we cannot estimate the lease payments due to an airline at the commencement of our contract with such airline. Rental expense related to the arrangements with commercial airlines, included in cost of service revenue, is primarily comprised of these revenue share payments, offset by the amortization of the deferred airborne lease incentives discussed above, and totaled a net charge of $21.1 million, $8.5 million and $4.6 million in 2012, 2011 and 2010, respectively and $7.1 million and $4.6 million for the three month periods ended March 31, 2013 and 2012, respectively.

Indemnifications and Guarantees: In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances. However, our Directors’ and Officers’ insurance does provide coverage for certain of these losses.

In the ordinary course of business we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we believe that any material loss related to such guarantees is remote.

We have entered into a number of agreements, including our agreements with commercial airlines, pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

Off-Balance Sheet Arrangements

We do not have any obligations that meet the definition of an off-balance sheet arrangement, other than operating leases, which have or are reasonably likely to have a material effect on our results of operations. See Note 15, “Leases,” to our consolidated financial information contained elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents. We have not used derivative financial instruments for speculation or trading purposes. The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments through a variety of securities, including commercial paper, certificates of deposit, money market funds and corporate debt securities. Our cash and cash equivalents as of March 31, 2013, December 31, 2012 and December 31, 2011 included amounts in bank checking account and liquid certificates of deposit with short term maturities. We believe that a change in average interest rates would not adversely affect our interest income and results of operations by a material amount.

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on the overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Interest: Our earnings are affected by changes in interest rates due to the impact those changes have on interest income generated from our cash and cash equivalents and interest expense on our long-term debt. Our cash and cash equivalents as of March 31, 2013 and December 31, 2012 and 2011 included amounts in bank checking accounts and liquid certificates of deposit. We believe we have minimal interest rate risk; a 10% change in the average interest rate on our portfolio, would have reduced interest income and increased interest expense for the years ended December 31, 2012, 2011 and 2010 and the three month periods ended March 31, 2013 and 2012 by an immaterial amount.

Fixed Rate Debt: On March 31, 2013, December 31, 2012 and December 31, 2011, we had $1.9 million, $2.0 million and $2.5 million aggregate principal amount of fixed rate debt outstanding under the Alaska Facility, respectively, which approximated fair value. If interest rates were 10% higher than the stated rate, the fair value of the Alaska Financing would have changed by an immaterial amount as of March 31, 2012 and December 31, 2012 and December 31, 2011.

Variable Rate Debt: On March 31, 2013 and December 31, 2012, we had $132.5 million and $133.3 million aggregate principal amount outstanding under the Senior Term Facility, respectively. The Senior Term Facility bears interest at variable rates measured by reference to either (i) an adjusted LIBOR (adjusted for statutory reserve requirements and subject to a floor of 1.5%), plus a borrowing margin of 9.75%, or (ii) an alternate base rate (subject to a floor of 2.5%), plus a borrowing margin of 8.75%. As a result, increases in interest rates would increase the cost of servicing our Senior Term Facility and could materially reduce our profitability and cash flows. As of both March 31, 2013 and December 31, 2012, LIBOR was more than 100 basis points below the floor described above. As a result, the fair value of the Senior Term Facility will not change until both LIBOR and the applicable base rate exceeds the applicable floors.

Inflation: We do not believe that inflation has had a material effect on our results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Seasonality: Our results of operations for any interim period are not necessarily indicative of those for any other interim period of for the entire year because the demand for air travel, including business travel, is subject to significant seasonal fluctuations. We generally expect overall passenger opportunity to be greater in the second and third quarters compared to the rest of the year with business travel decreasing during the summer months and holidays. We expect seasonality of the air transportation business to continue, which may affect our results of operations in any one period.

BUSINESS

Who We Are

Gogo brings the mobile internet to the sky.

Gogo is the world’s leading provider of in-flight connectivity. We have the largest number of online aircraft in service and are a pioneer in wireless digital entertainment and other services in the commercial and business aviation markets. We are focused on helping our airline partners and business aircraft operators and their passengers realize the full potential of the connected aircraft by delivering in-flight connectivity-based services to passengers and connecting the aircraft and its crew with ground-based operations teams and systems.

Our products and services transform the in-cabin experience for passengers by delivering ground-breaking in-flight internet connectivity, an array of digital entertainment solutions and portal-based services, including e-commerce and destination-based services. We enable our commercial airline partners to differentiate their service offerings, increase passenger satisfaction and unlock new revenue streams. We provide our business aviation customers with a suite of in-flight internet connectivity and other voice, data and entertainment products and services. In addition, through our operations-oriented communications services, we provide commercial airlines and business aircraft operators the ability to use applications that improve the passenger experience and achieve operational efficiencies.

We provide our connectivity services on more than 1,900 commercial aircraft operated by nine of the ten North American airlines that currently provide internet connectivity to their passengers, and we provide connectivity, voice and other services to more than 5,750 business aircraft. Our video on demand product, Gogo Vision, is currently installed on more than 650 aircraft, and we currently plan to install approximately 900 additional commercial aircraft by the end of 2013. This unmatched scale, along with two decades of operational experience and technological expertise, allows us to provide high quality customized aviation communications solutions to a full range of aircraft sizes and types through our proprietary air-to-ground, or ATG, network, leading satellite technologies and our airborne communications systems.

We provide a suite of connectivity solutions and other services, including:

•

Passenger Connectivity. Allows passengers to connect to the internet from their personal Wi-Fi-enabled devices to browse the web, send and receive email and instant messages, access corporate VPNs, and utilize other connectivity-based applications, such as text messaging, as they become available. Voice services are currently available to passengers on business aircraft and, in the future, will be available to passengers on commercial aircraft in certain international markets.

•

Passenger Entertainment. Offers passengers the opportunity to enjoy a broad selection of in-flight entertainment options on their personal Wi-Fi enabled devices, including on-demand movies and television shows on a pay-per-view basis through Gogo Vision.

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In-Flight Portal. Includes a range of customizable, targeted advertising and e-commerce services, as well as our proprietary Gogo Signature Services. This suite of services includes a variety of customized content and services, such as destination-based event ticketing, flight tracker and weather and travel sites. Through our in-flight portal, we provide our airline and media partners with access to a targeted, attractive and undistracted audience and passengers with a broad range of services designed specifically to meet their needs.

•

Operations-Oriented Communications Services. We provide commercial airlines and business aircraft operators the ability to use applications that improve the passenger experience and enhance the operational efficiency of the aircraft by leveraging our existing equipment and network.

Our commercial aviation North America, or CA-NA, segment provides connectivity-based solutions that enable our commercial airline partners to differentiate their service offerings, increase customer satisfaction and unlock new revenue streams. In the future, we plan to help our airline partners further improve the passenger experience and achieve operational efficiencies by providing our operations-oriented communications services. We provide Gogo Connectivity through our ATG network to passengers on commercial aircraft operated by our North American airline partners, including Delta Air Lines, American Airlines, US Airways, Alaska Airlines, Virgin America, United Airlines, Frontier Airlines, and AirTran Airways pursuant to our connectivity agreements with these airlines. We also provide Gogo Connectivity to passengers on a small number of aircraft operated by Air Canada pursuant to a trial agreement. Three major U.S. airlines, United Airlines, Southwest Airlines and JetBlue Airways, have announced arrangements with competitors to provide connectivity on all or a significant portion of their fleets. As of April 30, 2013, we had 1,908 commercial aircraft online, which represented approximately 81% of internet-enabled North American commercial aircraft at such date and which were operated on more than 6,500 daily flights on average in the first quarter of 2013. From the inception of our service in August 2008 to April 30, 2013, unique passengers used Gogo Connectivity on a single flight segment approximately 37.0 million times. We began the roll-out of ATG-4, our next-generation air-to-ground technology, in late 2012, and as of April 30, 2013, we had installed more than 250 aircraft with ATG-4 equipment. As of April 30, 2013, we have signed contracts with our airline partners to install Gogo on 390 additional aircraft operated primarily in North America, and we currently expect to complete approximately 140 of those installations by the end of 2013. The balance of these installations primarily relates to new aircraft to be delivered to one of our airline partners between 2014 and 2017. Gogo-equipped commercial aircraft generating approximately 53% and 49% of our consolidated revenue for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, are contracted under ten-year agreements, the earliest of which expires in 2018. We are in the early stages of rolling-out our operations-oriented communications services and we are currently offering these services to certain of our airline partners on a limited or trial basis.

We initiated our international expansion efforts in the first quarter of 2012. Through our commercial aviation rest of world, or CA-ROW, segment, we provide in-flight connectivity and wireless digital entertainment solutions to passengers flying on foreign-based airlines and international routes of U.S. airlines. In March 2013, we entered into an agreement with Delta Air Lines to provide Ku-band satellite connectivity services on its entire international fleet, which currently consists of 170 aircraft. We also expect to increase the availability of our wireless in-flight entertainment product, Gogo Vision, on aircraft operated by international airlines. In February 2013, Gogo Vision became available to passengers on four aircraft operated by the international carrier Scoot, which serves Singapore, Australia, China, Japan, Taiwan and Thailand.

Our business aviation, or BA, segment sells a broad suite of in-flight internet connectivity and other voice and data communications products and services under our Gogo Biz and Aircell brands, allowing discerning private jet passengers the ability to stay connected in flight. BA’s customers include original equipment manufacturers of private jet aircraft such as Cessna, Gulfstream, Bombardier, Learjet, Dassault, Embraer and Beechcraft, leading aftermarket dealers and all of the largest fractional jet operators including NetJets, Flexjets, Flight Options and CitationAir. We sell both equipment and services for three of the primary connectivity network options in the business aviation market: Gogo Biz, which delivers broadband internet connectivity over our ATG network, and the Iridium and Inmarsat SwiftBroadband satellite networks. Our Gogo Biz offering is the only ATG broadband connectivity service available in the business aviation market, and we are the largest reseller of Iridium satellite services to the business aviation market. As of April 30, 2013, we had 5,092 aircraft with Iridium satellite communications systems and 1,607 Gogo Biz systems in operation. Since January 1, 2009, we have sold the equipment for 325 Inmarsat SwiftBroadband systems and, in July 2012, we signed an agreement with Inmarsat pursuant to which we became, for the first time, a reseller of Inmarsat’s SwiftBroadband service.

We provide in-flight broadband connectivity across the contiguous United States and portions of Alaska via 3 MHz of FCC-licensed ATG spectrum and our proprietary network of ground-based cell sites. We also recently obtained the exclusive right to use the only currently available ATG spectrum in Canada and are currently in the process of building a ground network covering portions of Canada. While we currently provide the Gogo Connectivity service primarily over land, our ATG network extends to Gogo-equipped aircraft flying over water near the coast on certain routes. We are in the process of implementing our technology roadmap that we expect will allow us to significantly increase our network capacity utilizing a combination of the best available and developing technologies. Our roadmap includes building additional cell sites for our ATG network, continuing the roll-out of our next generation of ATG technology, or ATG-4, and deploying Ku-band, Ka-band and other satellite-based solutions. Our ATG-4 technology, which is currently available on more than 250 aircraft and expected to be installed on more than 560 aircraft by the end of 2013, increases peak data transmission rates from 3.1 Mbps for an ATG-equipped aircraft to 9.8 Mbps for an ATG-4-equipped aircraft. Our Ku-band satellite service, when operational, will be provided under agreements with by SES and Intelsat, and we may add Ku-band satellite service from additional providers in the future. In addition, we have entered into an agreement with Inmarsat to become a provider of its Global Xpress Ka-band service in the commercial aviation market. We currently expect to offer Global Xpress Ka-band satellite service to commercial aircraft starting in early 2015 following the launch of three Inmarsat-5 satellites, the first of which is scheduled to launch in the third-quarter of 2013. The addition of satellite-based solutions will allow us to provide the Gogo Connectivity service on routes outside of our existing ATG network area including trans-oceanic and other international routes and to provide additional capacity in the United States. American Airlines has already agreed to install both our Ku-band satellite and ATG-4 in-flight connectivity solutions on deliveries of more than 200 new aircraft, thereby enabling these aircraft to provide seamless in-flight connectivity service on both domestic and international flights. Delta Air Lines has agreed to install Ku-band satellite service on its entire international fleet. This technological flexibility allows us to provide connectivity solutions customized to the needs of individual aircraft regardless of their size or mission. Irrespective of the technology employed, our customized airborne network allows us to actively manage data traffic in order to maintain the speed and quality of the Gogo service through sophisticated bandwidth management.

Our CA business generates revenue primarily from fees paid for Gogo Connectivity and from products and services available through Gogo Vision and our in-flight portal. We generate Gogo Connectivity related revenue through both retail and non-retail sales channels. Retail revenue is derived from purchases of individual sessions (which includes multiple individual session packages) and subscriptions (including both monthly and annual subscriptions). Non-retail revenue is primarily derived from fees paid by third parties who sponsor free or discounted access to Gogo Connectivity to passengers and, to a lesser extent, from other non-retail connectivity services. We generate Gogo Vision related revenue from fees paid by passengers for access to content on Gogo Vision, a service that we launched in August 2011. Revenue generated from our portal-based services includes advertising fees and e-commerce revenue share arrangements. As our operations-oriented communications services are currently offered only on a limited or trial basis, we have not generated any meaningful revenue from the provision of these services to date. We expect to generate revenue from the provision of operations-oriented communications services and other connectivity and portal-based services, including aircraft and crew connectivity, from our airline partners on a per megabyte basis.

Our BA segment generates revenue from the sale of satellite and ATG equipment and from subscriptions for in-flight internet connectivity and other voice and data communications services. We generate BA equipment revenue by selling satellite and ATG equipment to all major aircraft OEMs and to a network of aftermarket dealers and distributors. We generate BA service revenue from aircraft owners and operators through monthly subscription fees for our in-flight internet connectivity, satellite voice and data communications services, as well as other usage fees.

We have grown significantly since the launch of Gogo Connectivity in August 2008. We increased the number of commercial aircraft online from 30 as of December 31, 2008 to 1,908 as of April 30, 2013, and the aggregate number of passengers on flights with Gogo Connectivity, or our gross passenger opportunity, increased from approximately 624,000 in 2008 to more than 250 million in 2012 and from approximately 54.7 million during the three month period ended March 31, 2012 to approximately 65.0 million during the three month period ended March 31, 2013. From January 1, 2006 through April 30, 2013, our BA business sold more than 8,000 ATG and satellite-based communications systems for private aircraft and signed agreements to provide

ATG equipment and service with all of the largest fractional jet operators. Our consolidated revenue increased 46% from $160.2 million in 2011 to $233.5 million in 2012 and over the same period our net income decreased from $23.6 million to a net loss of $32.7 million, our consolidated Adjusted EBITDA increased from $(0.9) million to $9.3 million and consolidated net loss attributable to common stock increased from $17.9 million to $95.6 million. For the three month period ended March 31, 2013 as compared with the three month period ended March 31, 2012, consolidated revenue increased 30.4% from $54.3 million to $70.8 million, net loss increased from $3.5 million to $14.5 million, consolidated Adjusted EBITDA decreased from $4.1 million to $2.9 million and consolidated net loss attributable to common stock increased from $17.6 million to $32.5 million.

We Bring the Mobile Internet to the Sky

Commercial airlines and business aircraft operators are increasingly seeking to improve the passenger experience and optimize their operational efficiency through connectivity-based technologies and services. The widespread availability and use of Wi-Fi enabled devices has made connectivity an integral part of peoples’ daily lives, and passengers on commercial and business aircraft are increasingly seeking to remain connected in flight. Airlines are under pressure to remain competitive and must attract passengers by improving services while simultaneously reducing costs. In addition, as airlines and other aircraft operators seek new ways to enhance the efficiency and quality of in-flight operations, they are coming to realize the potential benefits of the connected aircraft. We believe these trends create meaningful opportunities for Gogo.

Large, Underserved Air Travel Market

The commercial aviation market represents a well-developed, large and growing potential customer base that currently lacks consistent access to in-flight connectivity. In 2012, there were approximately 2.97 billion scheduled passengers on commercial aircraft worldwide, including approximately 736 million in the U.S., and according to the International Air Transport Association, or IATA, the number of passengers worldwide is expected to grow to approximately 3.1 billion in 2013. Commercial airline passengers are typically categorized as either business travelers or leisure travelers.

Business travel, including air travel, represents approximately 23% of all domestic travel. In 2011, U.S. residents took approximately 458 million business trips, and according to the most recently available U.S. Department of Transportation statistics, business travelers’ incomes generally exceed the national average, making them an attractive demographic to both our airline partners and our media partners. In addition, over the past 20 years, leisure travel has become more accessible and cost effective, resulting in approximately 1.6 billion leisure trips taken in 2012. With only approximately 32% of commercial aircraft in the North American market and approximately 12% in the global market equipped to provide connectivity to passengers in 2012, we believe there is significant opportunity for us to continue to expand into this underserved market. The in-flight entertainment market, which includes video, audio, gaming, connectivity and other entertainment services provided through seat-back or other equipment installed on aircraft, as well as wireless devices, is growing rapidly as well. According to MarketsandMarkets, the global in-flight entertainment and communications market is estimated to grow from $2 billion in 2012 to $3 billion in 2017.

The business aviation market is also expected to experience continued growth, representing a significant opportunity for increased sales of in-flight connectivity services and equipment. At the end of 2012, according to JetNet, the business jet market was comprised of nearly 19,000 business jets worldwide, with nearly 12,000 business jets in North America. By the end of 2015, the number of business aircraft is projected to grow to nearly 21,000 aircraft worldwide according to JetNet, with nearly 13,000 in North America. With only a minority of North American business jets equipped with broadband internet access, we believe that the potential for expansion of our Gogo Biz service in the North American market is significant. We further believe that the projected increase in business jets internationally represents a significant opportunity for us to grow our satellite-based equipment and services in the international market.

Emergence of the Connected Lifestyle

The proliferation of mobile devices and the wide availability of terrestrial Wi-Fi and mobile broadband services have led consumers to expect connectivity wherever they may be. According to Internet World Stats, in 2012 approximately 78% of the U.S. population were internet users. As of April 2012, 55% of U.S. cell phone owners used their smartphone to connect to the internet, as compared to just 31% in April 2009. Global mobile data traffic grew 70% from 2011 to 2012, to a level that was nearly twelve times greater than global traffic on the entire internet in 2000. The growth of portable Wi-Fi enabled devices is expected to continue, with projected compound annual growth rates, or CAGRs, of smartphone, laptop and tablet users of 20%, 11% and 46%, respectively, between 2012 and 2017. We believe that both business and leisure travelers are committed to maintaining their connected lifestyles when flying and that passengers are increasingly willing to pay for in-flight connectivity and entertainment.

Business professionals’ need for mobile connectivity to access corporate email and VPNs has increased significantly. According to a Gogo-commissioned survey, in 2011 approximately 99% of U.S. business travelers owned at least one web-enabled device, and approximately three-quarters of all senior executives surveyed for a report published by Forbes and Google in 2009 said that internet access is a very valuable information resource, ranking above contacts at work, outside work contacts, outside advisors and consultants, other media, and personal networks. In addition, according to a survey conducted by Egencia in 2011, 48% of business travelers were willing to pay for in-flight Wi-Fi over other amenities such as extra leg room and avoiding the middle seat.

Leisure travelers are also looking for ways to stay connected and online at all times. According to Forrester Research, Inc., in 2010, approximately 79% of adult U.S. online leisure travelers owned a laptop or notebook. Demand for the connected lifestyle is driven in part by the proliferation of new social and commercial internet applications. Social networking applications such as Facebook are experiencing rapid increases in usage. The number of active Facebook members worldwide grew to more than one billion as of December 2012, and more than $186 billion was spent through retail e-commerce channels in 2012 in the U.S., which is expected to grow by 9-12% in 2013 according to the National Retail Federation.

Commercial Aviation Industry Focused on New Revenue Sources, Cost Management and Passenger Experience

In the competitive airline industry, airlines are being forced to balance various, and at times contradictory, market dynamics. The growth of low-cost carriers has created a more competitive environment for airlines. Airline expenses, such as fuel costs, are rapidly increasing and airlines have generally been unable to increase ticket prices enough to generate revenues sufficient to offset these increasing expenses. According to the IATA, system-wide global commercial airline expenses were $580 billion in 2011 and are expected to increase to at least $640 billion in 2013, a CAGR of 5%. Fuel costs alone are expected to grow from $176 billion in 2011 to $210 billion in 2013, the single largest expense for airlines. To address the need for increased revenue and to offset growing expenses, airlines are increasingly asking passengers to pay for formerly complimentary services such as in-flight entertainment offerings and meals. Passenger revenue from sources other than passenger ticketing, including paid amenities, represented 29% of total airline passenger revenue in 2011 compared with 16% in 2000.

We believe that it is imperative for airlines to compete more effectively for airline passengers and to differentiate their in-cabin experience, which is a driving force behind the deployment of next generation in-flight entertainment systems that leverage the Wi-Fi enabled devices that passengers now routinely carry on board. We provide our airline partners with new revenue streams and a way to attract passengers by enhancing the in-cabin experience through cost-effective in-flight connectivity and entertainment solutions that passengers can access with their personal Wi-Fi enabled devices, which we also believe presents a significant opportunity to grow our business.

Aircraft Operators Looking to Maximize Operational Efficiency

Commercial airlines and business aircraft operators are increasingly focused on enhancing the efficiency of their operations. We believe that the adoption and use by commercial airlines and other aircraft operators of connectivity-based solutions that directly link ground-based networks and systems with aircraft in-flight and enable the use of applications that collect, analyze and use real-time avionics data, disseminate critical flight data to pilots in-flight and direct communication between passengers and crew will become a key competitive advantage. We intend to continue to leverage our network, strong incumbent position and flexible technology and technical expertise to provide airlines and other aircraft operators the ability to use such applications as they become available through the use of our operations-orientated communications services that enable them to improve the passenger experience and streamline a number of critical processes and operations.

The Gogo Advantage

We believe the following strengths provide us competitive advantages in realizing the potential of our opportunity.

Strong Incumbent Position

We are the world’s leading provider of in-flight connectivity to the commercial aviation market with the largest number of internet connected aircraft in service, and a leading provider of in-flight internet connectivity and other voice and data communications equipment and services to the business aviation market. We believe that our technological and operational know-how, evidenced by more than 7,665 business and commercial aircraft online, the creation of our ATG network, and the development of our robust customer and supplier relationships represent significant assets not easily replicated.

Currently, we believe North America represents more than 80% of the worldwide commercial aircraft in-flight internet connectivity market, and we provide Gogo Connectivity to passengers on nine of the ten North American airlines that provide internet connectivity to their passengers, including Delta Air Lines, American Airlines and US Airways. As of April 30, 2013, Gogo-equipped planes represented approximately 81% of North American commercial aircraft that provide internet connectivity to their passengers. Further, approximately 96% of Gogo-equipped planes, representing approximately 53% and 49% of our consolidated revenue for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, are contracted under ten-year agreements.

We believe our market position and platform for growth is strengthened by our ability to cost-effectively equip an airline’s entire North American fleet and provide customizable in-flight internet connectivity and digital entertainment solutions. Our market-leading position also benefits from the exclusive nature of a number of our contracts and the significant expense and inefficiencies that an airline would incur by switching to another provider, including the capital investment required and the lost service time associated with re-equipping an aircraft for a different in-flight connectivity service. Our exclusive spectrum licenses in the United States and Canada, combined with our proprietary network make us the only connectivity provider capable of providing ATG-based broadband internet connectivity in North America. We believe that our ATG network, customized network management processes and other proprietary intellectual property would take significant time and capital to replicate.

In our BA business, we have two decades of experience in the business aviation market. We sell both equipment and services for three of the primary connectivity network options, Gogo Biz, Iridium and Inmarsat SwiftBroadband, to owners and operators of private aircraft, including all of the largest OEMs and leading aftermarket dealers. We are the only provider of ATG broadband internet connectivity, via Gogo Biz, and the largest global reseller of Iridium satellite services for the business aviation market. As of April 30, 2013, we had 5,092 aircraft with Iridium satellite communications systems and 1,607 Gogo Biz systems in operation. Since 2009, we have sold the equipment for 325 Inmarsat SwiftBroadband systems and, in July 2012, we signed an agreement with Inmarsat pursuant to which we became, for the first time, a reseller of Inmarsat’s SwiftBroadband service. In total, as of April 30, 2013, there were 4,438 aircraft operating in North America with systems we sold, representing approximately 37% of business aircraft in North America. Our existing relationships with satellite providers, which provide service globally, also represent significant opportunities for the growth of our satellite-based equipment and services in the business aviation market outside of North America. We have agreements to provide Gogo Biz to all of the largest fractional jet fleets, including NetJets. As of December 31, 2012, approximately 65% of NetJets’ North American fleet was serviced by Gogo Biz.

Compelling User Experience

Our connectivity, entertainment and communications products and services address the varied connectivity and entertainment needs of business and leisure travelers on commercial aircraft. According to a February 2013 Gogo survey of 1,432 Gogo customers, 23% of our users have specifically changed their flight plans to be on a flight with in-flight internet. In addition, according to an April 2013 Gogo-commissioned survey conducted by Murphy Research of 1,255 Gogo customers and 1,003 randomly selected travelers who had flown at least two times in the past twelve months and owned a portable Wi-Fi device, 70% of our users are likely to recommend Gogo Connectivity to others and 33% of our users have indicated that they are likely to switch airlines to be on a Gogo-equipped flight. We believe that the enthusiastic support for our services is driven by:

•	Gogo’s nationwide and growing international coverage, which provides users with reliable in-flight broadband internet connectivity;

•	our easy-to-use, intuitive interface, which allows users to enjoy an enhanced in-cabin experience using the Gogo service;

•

a broad range of entertainment and informational content and services, such as flight tracker, e-commerce and destination-based information, accessed through an in-flight portal customized for the airline;

•	a variety of pricing alternatives that permit users to utilize Gogo Connectivity in a way that fits their needs, including free access to certain entertainment and informational content; and

•	our 24-hour customer support, including the only live chat service offered by a North American in-flight connectivity provider, which is available even while in-flight.

The need to stay connected at all times by passengers on business aircraft has also driven increasing demand for our suite of in-flight internet connectivity and other voice and data communications products and services offered by our BA business. Our ability to offer equipment and services for three of the primary connectivity network options in the business aviation market, as well as a variety of voice and data services, is increasingly influencing aircraft selections by passengers using charter and fractional jet services and has lead to our products being offered as standard or optional equipment by all major business aircraft OEMs. We are also able to meet the productivity and communication needs of business aircraft passengers through Gogo Biz, our high-speed internet connectivity solution, which allows users to answer email, download files and conduct research in-flight over our proprietary broadband network.

Compelling Offering for Airlines and Aircraft Operators

We provide a suite of connectivity and entertainment solutions that allows our airline partners to delight their passengers with an in-flight experience that can be customized for each airline. Through Gogo Connectivity, Gogo Vision and our in-flight portal-based services, including Gogo Signature Services, we provide our airline partners’ passengers access to connectivity, entertainment and a suite of engaging products and services including e-commerce and destination-based information, all of which are increasingly in demand by this attractive consumer demographic. We believe that by making these services available through a customized in-flight portal, an airline can enhance its brand appeal, increase customer loyalty and earn additional revenue. Among Gogo users, 23% have specifically changed their flight plans to be on a plane with internet access, according to a Gogo customer satisfaction survey.

From equipment, to installation, to customer service, to billing, we provide turnkey solutions to our airline partners, saving them time and money. Our ATG in-flight connectivity and entertainment systems can be installed on any commercial aircraft for operation in our network area, and our expert teams can generally provide overnight equipment installations and upgrades, limiting the amount of time an aircraft is out of service. We believe we are the only provider of in-flight, broadband internet connectivity that can cost-effectively equip an airline’s entire North American fleet. Our ATG equipment is small and lightweight enough to install on smaller aircraft such as domestic regional jets, while our ATG-4 and satellite solutions meet the increased capacity and, in the case of satellite, international coverage needs of larger aircraft. This unique ability to efficiently equip all aircraft types with equipment and services suited to their particular aircraft enables our airline partners to have a single-source connectivity provider and deliver a seamless experience to passengers throughout their itineraries, allowing passengers to remain connected across multiple flights through a single Gogo account. Through our in-flight live chat customer support capabilities, passengers get and stay connected without waiting until they get back to the ground, reducing time flight attendants spend assisting passengers and obviating the need for airlines to provide their own back-office support for our services.

We also provide business aircraft operators and owners the ability to meet the connectivity needs of their discerning private jet passengers, thereby creating a point of differentiation among fractional and charter jet competitors. Our airborne communications systems can be customized to fit the geographic, usage and aircraft-type specifications of a fleet and its passengers, including a range of broadband solutions, such as Gogo Biz for North American service and Inmarsat SwiftBroadband for global service, as well as voice-only solutions, such as Iridium satellite network service and Iridium-based information services. We also offer flexible pricing for both our broadband and voice services, allowing aircraft operators and owners various options based on data usage, flight frequency and number of aircraft serviced. Aircraft owners have also indicated that they benefit from the increase in their aircraft’s value as a result of being equipped with in-flight connectivity and communications equipment.

In addition, through our operations-oriented communications services, we are able to leverage our network, strong incumbent position and flexible technology and technical expertise to provide commercial airlines and business aircraft operators with the ability to utilize connectivity-based applications that are designed to improve the passenger experience and achieve operational efficiencies. As the range and capabilities of such applications further develop and airlines and other aircraft operators increasingly perceive the benefits offered through the connected aircraft as a competitive and operational advantage, we believe that we will be well positioned to take advantage of increased demand by commercial airlines and business aircraft operators for applications that collect, analyze and transmit real-time performance and other data as they become available.

Broad Suite of Advanced and Expandable Technology

We believe that Gogo offers commercial airlines and business aircraft operators the broadest suite of connectivity, digital entertainment and other communications solutions available, as well as deep technical expertise developed through our experience providing a broad range of connectivity services to the commercial aviation and business aviation markets. We work with our airline partners and business aircraft operators to develop solutions tailored to appropriately accommodate the size of their fleets, the geography of their operations, their connectivity needs and the connectivity and entertainment needs of their passengers. Our diverse equipment offering makes us the only internet connectivity provider capable of equipping an airline’s entire North American fleet, including domestic regional jets, with in-flight broadband internet connectivity on a cost-effective basis. In addition, our technology approach and architecture provide us with the flexibility to utilize the best currently available and future technologies to serve our customers now and going forward. This will allow us to expand our network capacity in North America and facilitate our continued expansion into the international market. We continue to transition to next-generation ATG-4 technology, roll-out our Ku-band satellite technology and execute our technology roadmap, which calls for the use of other satellite-based solutions when and as available. Our industry experience also allows us to take advantage of evolving customer demands and tastes on a timely basis, as recently demonstrated by our rapid design and development of Ku-band satellite systems. Additionally, our proprietary software and hardware applications and technologies enable us to maintain and enhance our network’s performance across various technology systems and service providers and multiple ground facilities, cell sites, data centers and aircraft. As of June 1, 2013, we had approximately 35 issued U.S. patents covering mobile telecommunications networks and systems and related technologies applicable to our business.

Leading Brand

We believe that market leadership means establishing a must-have brand for which passengers are willing to pay a premium, becoming an invaluable part of our airline partners’ and business aircraft operators’ in-flight offerings, and operating a platform where other leading brands are willing to pay a premium to maintain a presence. We believe that Gogo has strong brand equity with passengers in the commercial aviation marketplace, with 72% of Gogo users indicating they would use Gogo again on their next flight according to the April 2013 Gogo-commissioned survey described above. Gogo is continually redefining and transforming the category and, in doing so, is becoming increasingly associated with in-flight connectivity with travelers. According to the April 2013 Gogo-commissioned survey, 30% of leisure travelers and 55% of business travelers are aware of Gogo and 80% of Gogo users have indicated that their travel experience was made more satisfying because of Gogo. The same survey indicates that Gogo has 22 times the top of mind unaided awareness as our competitors. We are also considered one of the most innovative companies in the world, as we were ranked as the fifth most innovative web/internet company in 2012 by Fast Company.

Our BA segment also benefits from the widespread recognition that our Aircell brand has developed through two decades of leadership in the business aviation market and the continued adoption of Gogo Biz. By selling ATG and satellite-based equipment and providing services to private aircraft owners and operators through all of the largest OEMs and all of the largest fractional jet fleet operators, we are the leading provider of in-flight connectivity and other voice and data communications solutions for business aircraft in the North American market. Our Aircell brand has also earned a reputation for excellence in customer service and reliability, as it was rated the #1 Cabin Electronics Manufacturer by Aviation International News based on its annual products support survey in both 2011 and 2012.

Growth Strategy

Our mission is to bring the mobile internet to the sky, and we intend to execute the following strategies:

Expand Aircraft Footprint

We are focused on making our services accessible to more passengers on more commercial and business aviation aircraft. We intend to expand our footprint in each of our operating segments through the following:

•

International Commercial Aviation. We have begun and will continue to capitalize on the large transoceanic and international in-flight connectivity opportunity by leveraging our strong commercial aviation partnerships and flexible technology platform, and we expect to be able to continue to offer and introduce a range of global connectivity service options to commercial airlines as they become available to expand our international commercial aviation presence. In March 2013, we entered into an agreement with Delta Air Lines to provide Ku-band satellite connectivity services on its entire international fleet, which currently consists of 170 aircraft. Our Ku-band satellite service will be provided under agreements with SES and Intelsat, and we may add Ku-band satellite service from additional providers in the future. In addition, in December 2012, we entered into an agreement with Inmarsat S.A. to become one of two providers of its Global Xpress Ka-band satellite service to the commercial aviation market, which we currently expect to offer starting in early 2015 following the launch of three Inmarsat-5 satellites. We also expect to increase the availability of our wireless in-flight entertainment product, Gogo Vision, on aircraft operated by international airlines. In February 2013, Scoot became the first international carrier to offer Gogo Vision, which represented our first in-flight entertainment only partnership.

•

North American Commercial Aviation. As of April 30, 2013, we had 390 additional aircraft that operate primarily in North America contracted to be installed on fleets of our existing airline partners, and we currently expect to complete approximately 140 of those installations by the end of 2013. The balance of these installations primarily relates to new aircraft to be delivered to one of our airline partners between 2014 and 2017. We plan to leverage our unique ability to cost-effectively equip each commercial aircraft type in an airline’s fleet to increase the number of Gogo-equipped aircraft, targeting full-fleet availability of the Gogo service for all of our airline partners. In addition, our growing platform of connectivity-based technologies and solutions enable airlines and other aircraft operators to improve the passenger experience and enhance the efficiency of in-flight operations.

•

Business Aviation. We plan to leverage our established market position and existing relationships to capitalize on growing awareness and demand among private jet passengers for in-flight broadband internet connectivity in North America. We intend to increase the penetration of Gogo Biz through new service offerings that we believe will help increase adoption rates, including high-quality voice and text messaging over our ATG network. To meet the evolving demands of our customers, we continue to develop new and innovative equipment and service offerings, including Gogo Biz Voice, in-flight streaming video, moving maps and the Aircell Smartphone, which is expected to be the first smartphone developed for the aeronautical market. To increase our presence in the international business aviation market, in addition to Iridium satellite service, we began offering Inmarsat SwiftBroadband satellite connectivity service in February 2013.

Drive Adoption and Monetization of Connectivity-Based Solutions

We are focused on increasing our revenue per aircraft by driving adoption and monetization of connectivity-based technologies and solutions. To this end, we will continue to:

•

Increase Penetration of Entertainment Services and Content. We currently plan to increase the number of aircraft equipped with Gogo Vision from more than 650 aircraft currently installed to approximately 1,550 aircraft by the end of 2013. We also intend to grow the collection of on-demand movies and television shows available through Gogo Vision, including by collaborating with movie studios, television networks and other content providers.

•

Grow Sales Through Existing and New Distribution Channels. We plan to continue to grow sales through our existing channels, which are predominately direct-to-consumer and through our airline partners. We also plan to continue to expand our offerings into existing ticket-purchasing paths. For example, we currently offer customers the ability to purchase our service through American Airlines’ and Delta Air Lines’ ticket purchasing paths on their respective websites.

•

Implement Flexible Pricing Options. In order to appeal to a broader spectrum of travelers, we intend to continue to tailor our pricing and access options for various devices (including smartphones and tablets), routes and session durations. We also will continue to set our rates and introduce new pricing schemes in response to market conditions and evolving customer preferences, such as our recent introduction of time passes in 30-minute and 1-hour increments.

•

Develop and Support Customizable In-Flight Portal. We plan to continue to work with each of our airline partners to create a customized connectivity experience for its passengers by developing and supporting our in-flight portal through which passengers access a variety of entertainment and informational content and services, such as destination-based event ticketing, e-commerce, flight tracker and weather and travel sites. We also intend to offer an expanded offering of informational content and targeted advertising and e-commerce content unique to specific routes and airlines.

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Provide Targeted Advertising Campaigns. We intend to expand our media partners’ ability to reach and connect with targeted audiences using our recently-launched in-flight online automated advertising environment and offering tailored sponsorship opportunities tied to Gogo Vision and other content.

•

Expand Connectivity Services Offerings. We intend to continue to develop our operations-orientated communications services to provide airlines and other aircraft operators the ability to use a growing number of increasingly sophisticated applications designed to improve the passenger experience and achieve operational efficiencies. By enabling commercial airlines and business aircraft operators to integrate their aircraft with their ground-based information technology infrastructure, we expect our operations-oriented communications services to facilitate the use of connectivity-based applications that collect, analyze and use real-time avionics data, disseminate critical flight data to pilots in-flight and direct communication between passengers and crew, including through the use of advanced electronic flight bags.

To increase the potential revenue generated by our BA business, we are working to bring some of the same solutions and services currently offered by our CA business, as well as other solutions, to the business aviation market, including digital wireless in-flight entertainment and our operations-oriented communications services.

Innovate and Evolve Our Technology

We will continue to innovate and evolve our technology platform to support capacity demands and international expansion, facilitate the roll-out of new service offerings, and improve the performance and reliability of our existing offerings. To this end, we will:

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Execute Our Technology Roadmap. We will continue to roll out our next generation ATG-4 network and satellite-based technologies, which are designed to increase network capacity and bandwidth and provide the technological foundation for our North American and international growth.

•

Maintain Technical Flexibility. We intend to retain flexibility to facilitate the efficient and cost-effective development and further deployment of our network and to allow us to employ new and innovative technologies across both our own ATG network and third-party satellite networks.

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Continue Rapid Installs and Upgrades. We plan to enhance our ability to rapidly install new equipment and upgrade our installed equipment and software, including installation of Gogo Vision, overnight upgrades to our ATG-4 technology, and upgrades to Ku-band and, as and when available, Ka-band satellite technology, through our strategically located installation teams and, with respect to software, remotely, with minimal disruption to our partners and customers.

•

Collaborate with Our Partners and Customers. We plan to work with our airline partners to ensure the development of the services and technical applications they believe will allow them to improve the passenger experience and realize operational efficiencies. We will also continue to collaborate with business aircraft operators and owners, as well as OEMs, to develop communication and connectivity solutions that respond to the needs of business jet passengers and can be installed and operated on a cost-efficient basis.

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Introduce New High-Margin Products and Services. We plan to expand our connectivity-based offering to commercial aircraft passengers by developing and introducing new products and services, such as text messaging, and, in certain international markets, voice services, on commercial aircraft, that generate additional revenue with minimal additional operating costs or investments in our existing technology infrastructure. To meet the evolving demands of our BA customers, we also plan to continue to develop new and innovative equipment offerings for the business aviation market, such as Gogo Biz Voice and the Aircell Smartphone.

Gogo Service and Product Offerings

We have organized our business to effectively serve our four customer groups by providing:

•	commercial airline passengers with ground-breaking in-flight internet connectivity and an array of wireless digital entertainment solutions;

•	media partners with e-commerce and advertising opportunities through access to an attractive and undistracted audience;

•	business aviation customers with in-flight internet connectivity, other voice and data communications products and services, and a full suite of equipment offerings; and

•

airlines and other aircraft operators with operations-oriented communications services as they become available, which will provide them the ability to use applications designed to improve the passenger experience and achieve operational efficiencies.

The following chart illustrates our operating structure, including an overview of our equipment and service offerings.

Providing Engaging Experiences for Commercial Airline Passengers

We provide passengers with a convenient and easy way to access the internet, send and receive email and instant messages and access corporate VPNs, and we continue to evolve our service by offering new connectivity-based solutions as they become available, such as text messaging and, in certain international markets, voice services, on Gogo-equipped commercial aircraft. We provide high-speed internet access through Gogo Connectivity, on-demand video offerings through Gogo Vision and access to a variety of additional digital entertainment and service offerings, customized for each airline. Passengers with a Wi-Fi enabled device are able to access our system once their aircraft reaches 10,000 feet.

Connecting to our service is quick and easy. To enjoy the Gogo in-cabin experience, a passenger first must enable Wi-Fi connectivity on his or her own device. Once so enabled and connected to the Gogo Wi-Fi network, the passenger’s internet browser is automatically re-routed to the Gogo-powered in-flight home page where he or she can access services available through our in-flight portal. From the in-flight homepage, with nothing more than an email address and credit card, passengers can register and pay for in-flight connectivity through Gogo Connectivity, purchase individual on-demand movies and television programs through Gogo Vision or access e-commerce and other informational services and products through our in-flight portal, including Gogo Signature Services. Passengers are also able to purchase Gogo Connectivity passes and subscriptions prior to selected flights with certain of our airline partners directly through the ticket purchase path. The Gogo service is compatible with a broad range of Wi-Fi enabled devices, including tablets, laptops, notebooks, smartphones and e-readers. The following table summarizes our current Gogo Connectivity retail offerings and representative prices.

Retail Gogo Connectivity Offering	Description	Sample Pricing
Time Pass	In-flight connectivity in 30-minute and 1-hour increments.	$2.00-$10.00

Flight Pass	In-flight connectivity for the entire time the aircraft is above 10,000 feet on one flight. Pricing varies by length of flight and market demand.	$1.95-$21.95

Day Pass	In-flight connectivity on any airline for all flights taken within a 24-hour period.	$14.95-$24.95; $9.95-$16.95 (mobile)

Traveler Pass	Single airline monthly subscription with automatic renewal each month.	$24.95-39.95

Gogo Unlimited	Monthly subscription across all airlines with automatic renewal each month.	$49.95

Annual Pass	Annual subscription for in-flight connectivity across all airlines.	$469.95

Gogo Connectivity can also be made available to passengers who pay us indirectly through a number of non-retail channels, including: sponsored access, enterprise sales, roaming partners and wholesale purchases. Through the sponsorship channel, our advertising partners provide passengers with connectivity access for free or at reduced prices through paid promotional sponsorships. Through the enterprise channel, we sell Gogo Connectivity services to customers of travel management companies by linking our purchase path to their online booking sites. Through the roaming channel, ground-based Wi-Fi internet providers purchase connectivity access from us to resell to their customers directly. Through the wholesale channel, we sell connectivity access at wholesale to companies who in turn make the service available through customer loyalty programs or as incentives for their direct customers.

The following table summarizes our in-flight entertainment offerings currently available to airline passengers: Gogo Vision and, through our in-flight portal, Gogo Signature Services:

Service	User Experience	Sample Pricing

Gogo Vision	• Onboard on-demand video • Broad array of movies and TV episodes	• TV Episode: $0.99 • Movie: $3.99

Gogo Signature Services

•  Access to a number of free entertainment and informational services and products

•  Includes travel sites, flight tracker, destination-based information and event ticketing, weather information and e-commerce

• Free to the user; we generate revenue through placement fees, affiliate fees, revenue sharing arrangements and cost-per-click among others

We obtain the content we offer on Gogo Vision through license agreements or other arrangements with content providers, such as movie or television studios, under which we obtain a license to distribute such content in exchange for a license fee. Gogo Vision is currently installed on more than 650 aircraft, and we currently plan to install approximately 900 additional commercial aircraft by the end of 2013.

The image below shows an illustrative example of the Gogo-powered in-flight homepage, when accessed by an airline passenger through a personal laptop computer:

Offering Media Partners Access to an Attractive Audience

Airline passengers who fly on Gogo-equipped aircraft represent an attractive audience for our media partners. As consumers spend increasing amounts of time and money online, advertisers have increasingly turned to the internet to market their products and services. Through our in-flight portal, we provide media partners with direct and measurable access to an attractive, targeted, and undistracted audience. We believe that media partners can leverage this access to drive high engagement and earn an effective return on investment by offering services, delivering messages and selling products to these passengers. Through these exclusive and tailored advertising, content and e-commerce partnership opportunities, media partners are able to reach an increasing number of potential customers. We have the capability to offer an array of partnering solutions, including:

Media Partner Solutions	Feature	Examples *	Gogo Recognizes Revenue
Digital Marketing

•  Enables partners to reach targeted audiences via splash page / pop-up banners

•  Non-traditional campaigns, including sweepstakes, retail, and online occasion-focused promotions

•  Premium direct advertisements on platform

		• T-Mobile • Ford • Hewlett Packard • MSN	Over the period of time in which the advertiser pays for marketing campaign

Sponsorships	• Sponsored Gogo Connectivity access	• American Express • Google • Visa • Coca-Cola	Over the period of time in which the sponsor pays us for connectivity on a campaign wide basis

E-Commerce	• Full or limited access for users to third party e-commerce sites • High value audience	• Gilt • SkyMall • Amazon • eBay	Over the period of time in which the platform partners pay for placement on our Gogo platform; additional revenue share is earned on transactions made through our Gogo platform

*	Includes both past and present examples of digital marketing and e-commerce campaigns, both of which are short-term in nature.

Providing a Full Range of In-flight Equipment and Services to our Business Aviation Customers

We are a leading provider of equipment for in-flight telecommunications and provider of in-flight internet connectivity and other voice and data communications products and services to the business aviation market. Most in-flight connectivity systems sold in the business aviation industry today operate over one of three networks: Iridium, Inmarsat, or Gogo Biz. Our BA business is the only provider of business aviation equipment and services for all three of these network options to its customers. Our Gogo Biz offering is the only ATG broadband connectivity service available in the business aviation market, and we are the largest reseller of Iridium satellite services to the business aviation market. As of April 30, 2013, we had 1,607 Gogo Biz systems in operation and 5,092 aircraft with Iridium satellite communication systems in operation. In addition, we have sold equipment for 325 Inmarsat SwiftBroadband systems since 2009 and began offering Inmarsat SwiftBroadband services in February 2013. Our customer base includes most segments of the business aviation market (turbine aircraft, fixed and rotary wing), and today our products are offered by all major OEMs as either standard or optional equipment on most of their aircraft.

Our ATG equipment, through which we provide our Gogo Biz service, is small and lightweight enough to install on almost every aircraft type offered today. We provide our Gogo Biz broadband service over our ATG network, and we plan to launch Gogo Biz Voice, our new voice over internet protocol service, as an add-on to Gogo Biz starting in mid-2013. We are the largest global reseller of Iridium satellite services for the business aviation market with 5,092 aircraft online as of April 30, 2013 and an official Iridium equipment manufacturer.

Business Aviation Service Offerings
Gogo Biz—Mobile Broadband Network		Aircell Iridium Satellite Services
Product Plan	Monthly Service Fee	Product Plan	Monthly Service Fee
Gogo Biz 40	$395 (40MB)	Bronze Service	$84.95 (20 minutes)
Gogo Biz 100	$895 (100MB)	Silver Service	$134.95 (60 minutes)
Gogo Biz Unlimited	$2,195 (Unlimited usage)	Gold Service	$234.95 (120 minutes)
		Platinum Service	$539.95 (360 minutes)
		Corporate Service	$999.95 (1,000 minutes)

We are also in the process of expanding our business aviation product offerings by adding the Aircell Smartphone and other next-generation products and services to our product offerings. The Aircell Smartphone will mark the first smartphone developed specifically for the aeronautical market, allowing passengers to make and receive calls over our ATG network or Inmarsat SwiftBroadband connections. The Aircell Smartphone will utilize the Android OS operating system and feature a 3.7 inch touch screen, a 3.5mm headset jack, Bluetooth connectivity and various pre-loaded applications. Additionally, the Aircell Smartphone will incorporate numerous technologies to attain the highest audio quality available in the market, including toll-quality digital audio, packet loss concealment, noise-canceling microphones, active noise-cancellation speakers via digital signal processing and adaptive voice processing algorithms. The Aircell Smartphone prototypes have been developed and certified for use by the FAA, with production units currently expected in the second-half of 2013.

A list of our individual hardware products along with associated pricing can be seen in the following table.

ATG		Satellite Offerings		Next Generation
Gogo Biz	$60,500-$93,800	Aircell Iridium SatCom	$24,000-$48,400	Aircell Smartphone $4,500-$5,370
		Inmarsat SwiftBroadband	$61,200-$75,200

Offering Commercial Airline Partners Access to Operations-Oriented Communications Services

We believe that our strong incumbent position as a provider of in-flight connectivity, existing network, flexible technology and technical expertise uniquely position us to enable the use of a range of connectivity-based applications by our airline partners and business aircraft operators to allow them to improve the passenger experience and achieve operational efficiencies. Through our existing network, we currently provide operations-orientated communications services on a limited or trial basis to certain of our airline partners, including cockpit weather information systems and flight attendant wireless device programs. As the number and sophistication of operational applications increase, we intend to provide commercial airlines and business aircraft operators with the ability to use these applications that are expected to collect, analyze and use real-time avionics data, disseminate critical flight data to pilots in-flight and direct communication between passengers and crew, including through the use of advanced electronic flight bags.

Gogo Customers

Commercial airline passengers increasingly look to stay connected, with today’s airline passenger spending approximately 6.2 hours on average per day online, according to a Gogo-commissioned survey, relative to the general population which spends approximately 3.0 hours online on average per day. The rapid proliferation of Wi-Fi enabled smartphones, laptops, tablets and other mobile devices has led to an expectation of always available connectivity among a significant portion of airline passengers today. According to a Gogo-commissioned survey, in 2011 approximately 99% of U.S. business travelers owned at least one web-enabled device. Additionally, as passengers experience high fares and crowded planes, airlines increasingly seek ways to enhance the travel experience.

In December 2011, we commissioned Directive Analytics to conduct an online survey of commercial air travelers to better understand the market characteristics of and potential interest in and uses for in-flight internet connectivity. The survey consisted of 1,500 Gogo customers and 1,500 randomly selected travelers who had flown at least once in the previous twelve months, had engaged in at least one specified online activity in the previous seven days and brought specified Wi-Fi devices on board flights. The randomly selected traveler population was further subdivided into three groups based on responses to a variety of questions, including travel frequency, career goals and potential in-flight internet uses. We believe the key characteristics of the travelers identified in this survey, as set forth in the table below, suggest a strong potential for growth of the Gogo service among varied passenger types.

	Connected Business Travelers	Connected Leisure Travelers	Selective Connectors	Average Gogo Customer	Average Traveler
Description	Desire connectivity to be productive when traveling; Career focused; Most engaged with internet; Love technology	Internet is primary source of entertainment; Focused on work/life balance; Like entertainment variety	Have basic internet needs; Most likely to enjoy flying; Enjoy the “me time”; Family focused	Average Gogo User	Average U.S. Traveler (flew at least once in previous year)
Segment Size	44%	41%	15%	n/a	n/a
Average Domestic Business Flights / Year	4.2	1.1	3.9	16.6	2.9
Average Domestic Leisure Flights / Year	3.1	2.4	3.3	4.2	2.8
Average Hours Online per Day	7.2	5.6	5.2	7.2	6.2
Top 3 Online Uses	Personal email; Work email; News & Weather	Personal email; News & weather; Social networking	Personal email; News & weather; Work email	Personal email; News & weather; Social networking	Personal email; News & weather; Social networking & Work email (tie)

Source: Gogo-commissioned survey.

By providing both user-paid in-flight connectivity and entertainment as well as subsidized access to certain content, we offer commercial airline passengers the option to take advantage of our services based on their own needs and agenda. Whether it is the connected business traveler who has a Gogo Unlimited subscription, the connected leisure traveler taking advantage of a flight pass to keep up with email and social networking or the selective connector using Gogo Vision to purchase a movie and browsing the free destination-based information and other services offered through our in-flight portal, including Gogo Signature Services, Gogo’s diverse offerings and pricing packages appeal to all types of air travelers. In addition, we continue to expand the number and variety of movie, TV and other video offerings available to passengers on Gogo Vision in order to meet the needs of leisure travelers who would otherwise seek to engage in high-bandwidth activities such as streaming media. As Gogo Vision’s programming is accessed by passengers through the aircraft’s internal Wi-Fi network, it does not require additional network capacity in-flight, which allows us to direct more of our network capacity to activities that are generally most important to business travelers, such as corporate VPNs and email. In the second-half of 2013, we also expect to offer text messaging and, in certain international markets, voice services over our network, which will further enable commercial airline passengers to stay connected while in the air.

In our BA segment, our products are offered as standard or optional equipment by all major business aircraft OEMs. Approximately 15% and 11% of the BA segment’s revenue for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, was generated through direct sales and sales through dealers to Cessna. Cessna, Gulfstream and Bombardier together accounted for approximately 33% of the BA segment’s revenue over the same periods. Our contracts with business aircraft OEMs, including Cessna, Gulfstream and

Bombardier, are terminable at will by either party and outline the terms and conditions for the purchase and installation of our equipment, but do not require any minimum quantity of our equipment to be purchased. In the BA segment, our service contracts are typically with the owners and operators of business aircraft and are generally for an initial term of twelve-months, with automatically renewing twelve-month terms subject to certain termination provisions.

We also expect to offer our operations-orientated communications services to airline partners and other aircraft operators. These services will leverage our existing connectivity equipment to support applications that collect, analyze and transmit real-time performance and other data to enhance the operational efficiency of their aircraft. Airlines will be able to integrate their aircraft with their ground-based information technology infrastructure to utilize operational applications that collect, analyze and use real-time avionics data, disseminate critical flight data to pilots in-flight and direct communication between passengers and crew, including through the use of advanced electronic flight bags.

Airline Partners and Contracts

In our CA business we enter into connectivity agreements with our airline partners that allow our ATG and/or satellite equipment to be installed, and the Gogo service provided, on aircraft operated by our partners. Under these agreements, the airlines commit to have our equipment installed on some or all of the aircraft they operate, and we commit to provide Gogo Connectivity on such aircraft and to remit to the airlines a specified percentage of the service revenue that we generate. Under certain of our connectivity agreements, our airline partners will also become obligated to pay us monthly service fees for satellite-based connectivity service once the service becomes available on their aircraft. We have the exclusive right to provide passenger internet connectivity services on Gogo installed aircraft throughout the term of the agreement in contracts with airline partners from which we derive a substantial majority of our CA-NA segment revenue. The majority of our contracts with our airline partners have 10-year terms, the earliest of which expires in 2018.

Depending on the contract, installation, maintenance and deinstallation services may be performed by us and/or the airline. The agreements also vary as to who pays for installation, maintenance and deinstallation of the equipment. In addition, under contracts with airline partners from which we derive a substantial majority of our CA-NA segment revenue, we are obligated to upgrade or improve the equipment installed on each such airline’s fleet, at our expense, if we provide connectivity services to another airline that constitute a material improvement with respect to the functionality and/or reliability of the connectivity service offered at that time to such airline partners. Under certain contracts, we may also incur additional obligations or our airlines may be entitled to greater portions of connectivity revenue based on the number of aircraft installed with our equipment and the timing of such installations. Our contracts with certain of our airline partners set forth specified timelines for the installation of certain equipment, and our failure to meet such timelines requires us to credit or pay our airline partners liquidated damages and/or cover a portion or all of the costs of installing alternative equipment on certain aircraft. See “Risk Factors—Risks Related to Our CA Business—A failure to maintain airline satisfaction with our connectivity equipment or the Gogo service could have a material adverse effect on our revenue and results of operations.” A connectivity agreement with one of our airline partners, from which we derive a significant minority of our CA-NA segment revenue, requires us to provide our airline partner with an annual cash rebate and a reduction in certain charges beginning in June 2014 if our service is available on a specified number of aircraft in our airline partner’s fleet. Our connectivity agreements with another one of our airline partners, from which we derive a significant minority of our CA-NA segment revenue, entitle our airline partner to a higher connectivity revenue share if our service is available on a specified number of aircraft in our airline partner’s fleet.

The connectivity agreements require that Gogo and the airline engage in independent and joint marketing efforts intended to increase awareness and usage of the Gogo services. As of May 31, 2013, under agreements with two of our airline partners, the scope of the services provided by Gogo has been expanded to include Gogo Vision, our on-demand video product, and we are discussing with our other airline partners the possibility of providing Gogo Vision on their installed fleets. Other services provided by Gogo under certain agreements include content filtering and certain airline operational services, such as electronic flight bag and voice services on the flight deck.

Revenue from passengers using the Gogo service while flying on aircraft operated by Delta Air Lines accounted for approximately 27% and 26% of our consolidated revenue for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. Our contract with Delta for its mainline and regional jet fleets expires on the 10-year anniversary of specified installation milestones. The mainline fleet expiration date will occur in 2019 and the regional jet expiration date will occur in 2022. Our contract with Delta for Ku-band satellite service on its international fleet expires on the 10-year anniversary of the earlier of March 1, 2014 or the date on which 75% of such fleet has been installed with Ku-band satellite equipment. Revenue from passengers using the Gogo service while flying on aircraft operated by American Airlines accounted for approximately 15% and 13% of our consolidated revenue for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. Our contract with American Airlines for its domestic aircraft expires on the 10-year anniversary of the date on which 90% of the applicable fleet type has been installed with our ATG equipment, with the first expiration date occurring in 2018. Our contract with American Airlines for ATG-4 and Ku-band satellite service on its Airbus A320 and Boeing 737 fleets contract expires on the 10-year anniversary of the date on which we first charge passengers on its Airbus A320 fleet in connection with their use of our connectivity services, but no later than March 2014. No other contract accounted for more than 10% of our consolidated revenue for the three months ended March 31, 2013 or the year ended December 31, 2012. Each of our contracts with Delta Air Lines and American Airlines allows the airline to terminate the contract should the percentage of passengers using the Gogo service on the airline’s flights not meet certain thresholds. We currently experience connectivity take rates in excess of those thresholds. Our contracts with Delta and American also permit these airlines to terminate their contracts prior to expiration upon the occurrence of other certain contractually stipulated events. See “Risk Factors—Risks Related to Our CA Business—We are dependent on agreements with our airline partners to be able to access our customers. Payments by these customers for our services have provided, and we expect will continue to provide, a significant portion of our revenue. Our failure to realize the anticipated benefits from these agreements on a timely basis or to renew any existing agreements upon expiration or termination could have a material adverse effect on our financial condition and results of operations,” “Risk Factors—Risks Related to Our CA Business—If we are unable to successfully implement planned or future technology enhancements to increase our network capacity, or our airline partners do not agree to such enhancements, our ability to maintain sufficient network capacity and our business could be materially and adversely affected” and “Risk Factors—Risks Related to Our CA Business—A failure to maintain airline satisfaction with our connectivity equipment or the Gogo service could have a material adverse effect on our revenue and results of operations.” If our contracts with Delta or American were to be terminated for any reason, it would have a material adverse effect on our CA-NA segment. See also “Risk Factors—Risks Related to Our CA Business—Recent events relating to American Airlines could have a material adverse affect on our revenue and results of operations.”

Marketing and Strategic Relationships

Commercial Aviation

We believe that continued investment in marketing and strategic relationships is important in making Gogo a global, enduring consumer brand that is synonymous with in-flight connectivity and entertainment. Since 2008, we have built up our sales, marketing and product organization to 120 full time employees. Our marketing efforts and strategic relationships are focused on three primary goals:

•	to bring the mobile internet to the sky and the connected aircraft to life;

•	to help airlines deliver a customizable portal that enables them to offer exceptional services to their passengers;

•	to provide real-time data that helps airlines improve their operational efficiency; and

•	to collaborate with our media partners to bring Gogo users the most powerful media platform “not on earth.”

Passengers

Our passenger marketing efforts aim to position Gogo as an essential part of air travel that grants users access to exclusive in-flight experiences, connecting them to life at home, at work and at play. The three primary objectives of our passenger marketing are customer acquisition, customer retention and brand awareness. Our primary method to achieve all three objectives is partnering with airlines to promote the Gogo service. We work with our airline partners to market our service using a variety of approaches including integration into the ticket purchase path, product bundling, leveraging airline sales forces and point of sale brand placement.

To promote our brand, we also employ additional marketing channels. Our direct to consumer channel employs a number of broad-reach strategies including television advertising, social media and flexible pricing levels. Additional channels that we utilize to attract and retain customers include affiliations with travel management companies, sales to enterprise customers and wholesale purchases.

Airlines

Our goals in marketing to airlines are to increase the number of installed aircraft with our current airline partners and to establish relationships with new airline partners. We aim to be viewed by airlines as a critical partner in enhancing their passengers’ in-cabin experiences and their own operational efficiency. We believe the best strategy to increase the number of installed aircraft with our current partners is to provide high-quality, reliable service and equipment that can be customized to meet any fleet size and composition and that can give our partners a competitive differentiator and increase their ancillary revenue streams. To increase the number of airlines on which the Gogo service is available, our airline sales team actively communicates with airlines who are not currently our partners and we regularly respond to requests for proposal for in-flight entertainment and in-flight connectivity.

Media Partners

To continue to grow our business and enrich the services offered to our users, we enter into strategic relationships with content providers, e-commerce platforms and advertisers. As we expand Gogo Vision and our in-flight portal, our strategic relationships with content providers and e-commerce merchants will allow us to offer exclusive access, offers and services on our in-flight website. The strength of our brand and our access to a high-value and highly targetable group of travelers make us an attractive promotion and advertising partner to advertisers.

Business Aviation

Our BA business focuses its marketing efforts on OEMs and after-market dealers as well as the fractional jet and charter markets. We have a distribution network of more than 175 independent certified dealers that serve locations in the U.S., Europe, Africa, South America and Asia. These include Gulfstream, Bombardier, Cessna and Duncan Aviation in the U.S., Avionics Services in South America, Navicom in Japan, and DAC International in Europe, Asia and Africa. In addition to working with our existing dealers, we actively participate in industry trade shows and advertise in both industry-specific publications and publications that appeal to our target market more generally.

Customer Care

We recognize that it is important for passengers to have access to customer care in-flight before and after the registration process rather than relying on flight attendants for assistance. Gogo customer care is available to provide real-time support and customer service to passengers in-flight and customers on the ground 24 hours a day, 365 days a year. Our care contact center provides support for passengers, consumers, enterprise customers and airlines via real-time chat or email. We are currently the only North American in-flight connectivity provider with real-time live chat customer care capabilities. Our service is provided by customer care agents located in our Itasca, Illinois facility and a third-party provider located in Colorado.

One of the most important drivers of business in our BA segment is our ability to provide superior customer service to both our dealers and end-users. In addition to employees in our Broomfield, Colorado, facility, we support our dealers and customers with offsite OEM account managers, regional sales managers for product support, and support staff in the U.S. and Europe. In 2011 and 2012, our BA business was the #1 Cabin Electronics Manufacturer as awarded by Aviation International News based on its annual products support survey. By partnering with business aviation management companies in the fractional jet market, including NetJets, we are able to both serve our current fractional jet customers and showcase our best in class equipment and customer service to potential future customers.

Technology Infrastructure

Gogo’s proprietary network and technology platform, consisting of both hardware and software in the aircraft and on the ground, have been designed and developed to create highly compelling user experiences and enable future domestic and international Gogo service and product growth, while managing the bandwidth and regulatory constraints associated with in-flight media and content delivery. Over nearly two decades, we have developed sophisticated custom software and hardware that optimizes the air-to-ground communications link and traffic through the ability to monitor end-to-end network performance from the ground. Most of the airborne unit’s hardware and software were custom-designed and developed based on our requirements and specifications. Our ground network hardware contains certain custom-developed base station components and its software consists of many custom-designed components, including traffic compression and optimization tools, base stations and base station controller software, portal and associated back-end systems, which were designed and developed based on our requirements and specifications.

Our network and systems architecture is designed to be technology-neutral so that it has the flexibility to evolve with best of breed technologies, employ new technological innovations across our own ATG network and third-party satellite networks using Ku-band satellite service and, as and when available, other satellite-based solutions, including Ka-band satellite service. We also intend to utilize hybrid technology solutions using a combination of technologies to further improve the quality, speed and reliability of the products and services we provide to our users and partners.

The following table illustrates the scope and scale of our primary technology offerings as of April 30, 2013.

Commercial Aviation		Business Aviation
ATG	1,908 aircraft online through Gogo’s exclusive air-to-ground connectivity network in North America	ATG	1,607 aircraft online with Gogo Biz, Gogo’s exclusive ATG connectivity service

ATG-4	258 aircraft online through Gogo’s next-generation, enhanced ATG network, with more than 560 expected to be installed by the end of 2013	Iridium	5,092 aircraft online with Iridium satellite communication systems

Ku-band	380 aircraft committed to be installed	SwiftBroadband	325 Inmarsat, L-band satellite systems sold since 2009

Ka-band	Agreement to distribute Inmarsat’s Global Xpress service

Our ATG Network

The key components of our North American broadband technology platform are described below:

We hold an exclusive spectrum license that allows us to be the sole provider of in-flight broadband services in the United States based on a direct aircraft to ground link using spectrum reserved for ATG services. After winning the FCC auction for the broadband (3 MHz) portion of the ATG spectrum in 2006, we staffed our Gogo broadband services organization in Itasca, Illinois and started deployment of the network. In 2012, Industry Canada issued to our Canadian subsidiary a subordinate license that allows us to use Canadian ATG spectrum of which SkySurf is the primary licensee. On July 24, 2012, we entered into a subordinate license agreement with SkySurf, which became effective on August 14, 2012. The License Agreement provides for our exclusive rights to use SkySurf’s ATG spectrum license in Canada. The License Agreement has an initial term of ten years commencing on August 14, 2012 and is renewable at our option for an additional ten-year term following the initial expiration and thereafter for a further five-year term. The term of the License Agreement, including the initial ten-year term and any renewals, is contingent on the effectiveness and renewal of the primary spectrum license issued by Industry Canada to SkySurf on June 30, 2009, which expires on June 29, 2019.

Our domestic broadband network is based on a direct link to the aircraft from cell site towers located on the ground, which are similar to a terrestrial cellular network. ATG antennas, radios and associated equipment located at our cell sites communicate with and provide continuous coverage to aircraft at 10,000 feet or above in the contiguous U.S. and parts of Alaska. Each cell site is typically divided into six sectors for additional coverage and capacity. As an aircraft travels across our ATG coverage area, it is automatically switched, and a hand-off is made, to the sector or cell site with the optimal signal.

Currently, we use EvDO Rev B and EvDO Rev A (Evolution-Data Only), the current CDMA-based 3G protocol, to transmit information over our 3 MHz of spectrum. The EvDO protocol uses asymmetric communications, allocating more bandwidth for downloads than for uploads. Our first generation ATG network (EvDO Rev A and single modem on aircraft) offers peak data rates of 3.1 Mbps on the ground-to-air direction, per sector, and 1.8 Mbps on the air-to-ground direction, per sector and aircraft. In 2012, we launched the next generation of our ATG solution, ATG-4, which uses EvDO Rev B, directional antennas and dual modems on an aircraft. The upgrade from EvDO Rev A, plus the use of dual modems and directional (higher gain) antennas on aircraft, enables us to improve our service and expand our coverage territory while increasing capacity on the network and to an aircraft. With ATG-4 (EvDO Rev B), each sector offers peak data rates of 4.9 Mbps on the ground-to-air direction and 1.8 Mbps on the air-to-ground direction. Through the use of dual modems on ATG-4 aircraft, the peak rates to an aircraft are 9.8 Mbps and 3.6 Mbps on the ground-to-air and air-to-ground directions, respectively.

The key components of our ATG-4 platform are described below:

As of May 31, 2013, our ATG network consisted of 176 cell sites (1,026 sectors) located throughout the U.S. We expect to build additional cell sites in each of the next several years to maintain efficient delivery of our growing mobile broadband services. Our plan calls for the construction of approximately 125 new cell sites by the end of 2015, which we have estimated to cost in the range of $50 million to $60 million between April 1, 2013 and December 31, 2015. In addition, we received our subordinate license to operate in Canadian airspace in August 2012, and we expect construction of cell sites in Canada for our ATG network to begin in the second-half of 2013. The Canadian ATG network will operate on the same frequency as the U.S. ATG network, allowing us to offer seamless service on flights between the U.S. and Canada. We expect to begin providing service in Canada in the first quarter of 2014.

These sites are connected to our data centers, which are in turn connected to the internet. This connectivity is provided by a state-of-the-art Multi-protocol Label Switching (MPLS) network and a flexible and scalable IP-based infrastructure. The cell sites are connected to the MPLS network using last mile copper (T1) facilities and microwave link where are last mile copper-based facilities are not available. In 2012, we also began converting the backhaul network from the cell sites to our data center to a fiber optic-based network (from copper T1 network). We expect to complete this conversion by late 2014, with a majority of the cell sites to be converted to fiber by the end of 2013.

Our Commercial Aviation Satellite Technology

We are beginning to provide commercial aircraft in our airline partners’ international fleets and North American fleets with satellite connectivity services. Our Ku-band satellite service, which will use space segment and ground segment infrastructure provided by satellite operators, will allow us to offer near-global coverage. Our Ku-band satellite service will be based on transponders provided by SES and Intelsat, and we may add Ku-band satellite capacity from additional providers in the future. Our bandwidth management capabilities and feature-rich Gogo in-flight platform are compatible with Ku-band satellite technology, and we expect that they will be compatible with Ka-band and other satellite technology and/or any other new air-to-ground technology, offering customers a unified user experience on international routes. The upgrade to Ku-band satellite has required and we anticipate that it will continue to require the addition of certain airborne equipment and related software updates. We will also be required to obtain STCs and other necessary approvals from U.S. regulatory bodies, including the FAA, and from foreign telecommunications and aviation regulators for installation and operation of our satellite equipment.

Onboard the aircraft, users are connected to the Gogo service through the local Wi-Fi network in the same manner as through our ATG network. The onboard Wi-Fi network is connected to the internet using satellite modem(s) and a satellite antenna instead of an ATG modem and ATG antenna. As illustrated in the diagram below, the aircraft antenna/modem establishes a link and communicates with a teleport or hub (on earth) through the satellite and the teleport is connected to our data center(s) using a terrestrial backhaul network.

The key components of our satellite service technology platform are described below:

The data rates available to an aircraft using Ku-band or Ka-band satellite technology will vary based on a number of factors such as the satellite used, its coverage area and specifications, the aircraft location, aircraft antenna and modem capabilities. We expect the peak data rates to be approximately 40 to 50 Mbps to an aircraft and approximately 1 to 4 Mbps from an aircraft.

Our Business Aviation Satellite Technology

We also have significant experience with satellite-based technology as it served as the foundation for our business aviation voice and data services. Our Iridium-based systems offered through our BA business are supported by a network of 66 satellites in low-earth orbit. In addition, we offer SwiftBroadband satellite-based high-speed data communications equipment and service, which is supported by three geostationary (Inmarsat I-4) satellites in orbit.

Our Ground Network (Data Centers and NOC)

Since early 2008, we have operated our primary data center, which services our ATG technology and, when available, will service our satellite technology, with redundant telecommunications connections to the internet. The data center consists of segregated space within a data center facility, which is leased from a third-party and which has networked routers, switches, servers, traffic/bandwidth management services and firewall security devices. The data center also contains the servers associated with hosting our in-flight and ground portals and the network nodes that enable the rich set of features offered through the Gogo platform. Most of the data center nodes are common to various technologies, including ATG/ATG-4 and satellite links to an aircraft, while some nodes are technology specific. Since 2011, we have operated a second data center, leasing space from a third party, which will allow us to use it as a backup to continue to provide our service should the first data center be unavailable for any reason.

The Network Operations Center (NOC), located in our Itasca, Illinois facility, serves as the central location that monitors daily network operation, conducts network diagnostics and coordinates responses to any performance issues on the ground or in the air. The NOC provides 24 hours a day, 365 days a year management and surveillance of network performance and activities through the use of network management and reporting systems that interface with all network elements and have the ability to track the progress and status of all Gogo-equipped aircraft in-flight. The NOC will monitor all Gogo-equipped aircraft regardless of the technology used to provide in-flight connectivity.

Our Airborne Network

Onboard the aircraft, users are connected to the Gogo service through the local Wi-Fi network that is created by our installed airborne system. Our airborne network includes core module components (including an onboard server, or ACPU, wireless access points, or WAP, and optionally a content loading device, or CLD, and handsets for cockpit/crew use) and technology-specific communication components (including a modem, amplifier, antenna and radome). The diagrams above provide certain details on the components of the airborne network for our ATG, ATG-4 and Ku-satellite technology. We leverage standard technology and components in our system where available and design our system by selecting, assembling and packaging components that can withstand temperature, pressure and vibration on aircraft in-flight. Prior to installation on any aircraft, we must obtain, for all of our airborne components, an FAA-issued STC for each aircraft type on which our components are installed.

Our customized airborne network allows us to actively manage data traffic in order to mitigate capacity constraints through sophisticated bandwidth management, including by placing cached content directly on the airborne network, which increases the speed and quality of our Gogo service.

Our Technology Roadmap

All providers of wireless connectivity services, including providers of in-flight connectivity services, face certain limits on their ability to provide connectivity service, including escalating capacity constraints due to expanding consumption of wireless services and the increasing prevalence of higher bandwidth uses. In response to increased usage of the Gogo service, we are continuing to execute our technology roadmap to deliver improved service and expanded territorial coverage of our Gogo Connectivity service through the adoption and deployment of our next generation ATG technology, ATG-4 and satellite technology. We believe that our flexible technology will allow us to implement the roadmap for each of our airline partners on a timeline that is consistent with the airline’s desires, our capacity needs and the configuration of the airline’s fleet.

ATG-4

We began the roll-out of our ATG-4 service with certain of our airline partners in late 2012. As of June 1, 2013, we had obtained STCs for our ATG-4 equipment on 9 aircraft types, and we have STC applications in process for 9 additional aircraft types. We currently expect to obtain approvals for a majority of the pending applications in 2013. We are contractually obligated, under certain of our contracts with airline partners, to bear costs of upgrading certain aircraft from ATG to ATG-4, which we estimate will be in the range of $40 million to $60 million, depending on the number of aircraft that are ultimately upgraded. We began incurring certain of these costs in late 2012 and currently expect the significant majority of these costs will arise during 2013 and 2014. The upgrade from ATG to ATG-4 has required and will continue to require the replacement of certain airborne equipment and the addition of other airborne equipment. This upgrade will also require related software updates.

Satellite Technology

We also intend to outfit commercial aircraft of our North American airline partners’ domestic and international fleets and of new international airline partners with satellite connectivity service. We have contracts with certain of our airline partners to install Ku-band satellite equipment on more than 380 aircraft. For our international partners’ fleets, we will recommend and install either satellite only solutions or a combination of ATG and satellite solutions depending on their routes and airline preferences. Consistent with our technology roadmap, we plan to offer other technological solutions on aircraft, including Ka-band satellite service, as and when available, in order to provide additional capacity in the future.

We expect to offer new North American airline partners with flight routes within our ATG network area a combination of ATG and satellite technologies based upon the composition of their fleets and the status of our roadmap at the time of installation. Such hybrid solutions are expected to supplement our current ATG network capacity with satellite capacity if and when needed and available. However, the successful and timely execution of this roll-out depends on our ability to implement the technology when available, as well as certain variables that are not within our control, including the decision by our airline partners whether to install our satellite service or hybrid solutions service and the schedule for any such installations or upgrades and whether we are able to obtain STCs and other necessary approvals from the regulatory bodies such as the FAA for the installation of our equipment on a timely basis.

We recently entered into an agreement with Inmarsat S.A. to provide its Global Xpress Ka-band satellite service to the commercial aviation market, which we currently expect to offer starting in early 2015 following the launch of three Inmarsat-5 satellites. This agreement allows us to offer the next generation of satellite service based on Ka-band satellites to our existing and future airline partners. The spot-beam based Global Xpress satellite network is expected to offer global coverage with seamless mobility between spot-beams. We also expect to enter into agreements with hardware vendors for airborne equipment required to support Global Xpress in-flight connectivity services.

Manufacturing, Installation and Maintenance

We have two manufacturing and assembly facilities and have fostered manufacturing, installation and maintenance relationships to provide quality service in our product offerings. Our approach has been to take proven ground technologies and adapt them to work on aircraft.

Our CA and BA manufacturing activities take place at FAA-certified manufacturing and production facilities in Bensenville, Illinois and Broomfield, Colorado respectively. The facilities are FAA-certificated repair stations and are operating in accordance with FAA-issued ratings, their FAA-approved quality control systems, and the Federal Aviation Regulations. The repair stations’ authorized activities include receiving, inspection, equipment and system testing, kitting, inspection and completion of regulatory and shipping documentation. Our manufacturing operations are also responsible for participating in FAA conformity inspections, obtaining Parts Manufacturing Authority, or PMA, where required by the FAA and providing approval tags for all shipped equipment.

The Bensenville facility is fully operational and complete for equipment and system testing and is capable of testing 15 systems simultaneously. The plant has a current capacity of up to 200 shipsets per month, and we can expand its capacity to support an increase in aircraft installations. Shipsets include all of the necessary parts and equipment to be installed on one aircraft.

The Broomfield facility is fully operational and complete for equipment and system testing and is capable of testing all the various systems the BA segment manufactures. Approximately eight ATG and eight satellite systems can be tested in a single shift in a day. The plant has a current capacity of up to 450 finished goods items per month on a single shift. More can be assembled with multiple shifts. Shipsets include all of the necessary parts and equipment to be installed on one aircraft.

We work with our airline partners and third-party vendors to install and maintain our equipment. Some of our airline partners choose to use their own mechanics to provide installation and maintenance services, in which case we provide training and on-site installation support and logistics. Other airlines look to us for these services as all of our installation and maintenance vendors meet the certification requirements established by the airlines. We are generally able to install our equipment in an overnight shift or, if circumstances require, in two overnight shifts with the aircraft able to return to service during the day.

Our supply chain function works closely with our airline program managers and relies on their installation forecasts to determine expected demand for equipment and to obtain engineering specifications and drawings for distribution to vendors. Contractual requirements and lead times are taken into account in ordering equipment and components.

Competition

Commercial Aviation:

We are a leading provider of in-flight connectivity and digital entertainment solutions. With 1,908 commercial aircraft online as of April 30, 2013, we maintain a strong competitive position in terms of installed aircraft and contracted airline partners. Within our North American market, we currently provide Gogo Connectivity to passengers on aircraft operated by nine of the ten North American airlines with internet connectivity and Gogo-equipped planes represented approximately 81% of internet-enabled North American commercial aircraft as of April 30, 2013.

Our key competitors include Panasonic Avionics, Row 44, OnAir, LiveTV and Thales, all of which provide different technologies and strategies to provide in-flight connectivity or entertainment. Regardless of the delivery mechanism(s) used by our competitors, the in-flight internet connectivity industry as a whole is expected to face future capacity constraints due to increased demand for in-flight internet. We believe the key differentiating factors between competitors operating in our industry include: ATG or satellite based in-flight internet access, other in-flight entertainment offerings, such as live television and traditional hard-wired in-flight entertainment systems, the ability to cost-effectively provide offerings across an entire North American fleet, including regional jets, the ability to manage and avoid capacity constraints, the current or expected ability to provide services in both North America and internationally, and the ability to offer, incorporate and manage new in-flight connectivity technologies and solutions as they become available.

In-flight broadband remains a nascent market and we believe that new competitors and technologies will emerge as the industry continues to evolve. We believe our existing relationships with airlines, flexible technology platform (including the use of ATG-4 and satellite technology going forward) and brand awareness with travelers will enable us to maintain and extend our dominant market share domestically and expand internationally.

Business Aviation:

We are a market leader in providing in-flight internet connectivity and other voice and data communications products and services to the business aviation market. As of April 30, 2013, we had 5,092 aircraft with Iridium satellite communications systems and 1,607 Gogo Biz Systems in operation. We had 4,392 aircraft operating in North America with systems we sold as of March 31, 2013, which represented approximately 29% of the North American business aircraft industry. Our well-positioned brand, Aircell, has been a market leader for over a decade and is recognized by the industry as a provider of reliable and efficient equipment and services.

We compete against both equipment and telecommunications service providers to the business aviation market, including International Communications Group and True North Avionics for Iridium hardware business, Rockwell Collins and Honeywell for Inmarsat Swiftbroadband hardware business, and Satcom Direct for both Iridium and Inmarsat SwiftBroadband service.

As more private jet travelers demand connectivity, we believe that our strong working relationships with OEMs and business aircraft dealers will provide us with a first-mover advantage to offer products and services on new aircraft in the future. In addition, we have established a technology-neutral platform that enables us to offer broadband services across various technologies globally.

Licenses and Regulation

Federal Aviation Administration

The civil aviation manufacturing and repair industries are highly regulated in the United States by the FAA to ensure that civil aviation manufactured products and repair services meet stringent safety and performance standards. The FAA prescribes standards and certification requirements for the manufacturing of aircraft and aircraft components, and certifies and rates repair stations to perform aircraft maintenance, preventive maintenance, and alterations, including the installation and maintenance of aircraft components. Each type of aircraft operated in the United States under an FAA-issued standard airworthiness certificate must possess an FAA Type Certificate, which constitutes approval of the design of the aircraft type based on applicable airworthiness standards. When a party other than the holder of the Type Certificate develops a major modification to an aircraft already type-certificated, that party must obtain an FAA-issued STC approving the design of the modified aircraft type. We regularly obtain an STC for each aircraft type operated by each airline partner on whose aircraft our equipment will be installed and separate STCs typically are required for different configurations of the same aircraft type, such as when they are configured differently for different airlines. We anticipate the need to obtain additional STCs so that we can expand the services we provide and the airline partners we serve, and believe we will be able to obtain such certificates as the need arises.

After obtaining an STC, a manufacturer desiring to manufacture components to be used in the modification covered by the STC must apply for a Parts Manufacturing Authority, or PMA, from the FAA, or a supplement to an existing PMA, which permits the holder to manufacture and sell components manufactured in conformity with the PMA and its approved design and data package. In general, each initial PMA is an approval of a manufacturing or modification facility’s production quality control system. Each PMA supplement authorizes the manufacture of a particular part in accordance with the requirements of the pertinent PMA, including its production quality control system. We routinely apply for and receive such PMAs.

In order for us to perform maintenance, preventive maintenance, or alteration on the aircraft, our repair facilities must be certified by the FAA as an FAA-authorized repair station and rated by the FAA to do the relevant work. We currently have two FAA-certificated repair stations. We also employ FAA-certified professionals.

Certain of our FCC licenses are also dependent upon our ability to obtain from the FAA a “No Hazard Determination” for our cell sites that a proposed structure will not, if built as specified, create a hazard to air navigation. When proposing to build or alter certain of our cell sites we may be required to obtain a “No Hazard Determination” before we can obtain required FCC licensing.

Our business depends on our continuing access to, or use of, these FAA certifications, authorizations and other approvals, and our employment of, or access to, FAA-certified individual engineering and other professionals.

In accordance with these certification, authorizations and other approvals, the FAA requires that we maintain, review and document our quality assurance processes. The FAA also visits the facility in question to ensure that the physical elements are consistent with the documentation. In addition, we are responsible for informing the FAA of significant changes to our organization and operations, product failures or defects, and any changes to our operational facilities or FAA-approved quality control systems. Other FAA requirements include training procedures and drug and alcohol screening for safety-sensitive employees working at our facilities.

Foreign Aviation Regulation

According to international aviation convention, the airworthiness of FAA-certified Gogo equipment installed on U.S.-registered aircraft is recognized by all civil aviation authorities (CAAs) worldwide. As a result, Gogo does not expect to require further airworthiness certification formalities in countries outside of the United States for U.S.-registered aircraft that already have an STC issued by the FAA covering Gogo equipment. For aircraft registered with a CAA other than the United States, the installation of Gogo equipment requires airworthiness certification from an airworthiness certification body. Typically, the CAA of the country in which the aircraft is registered for operation is responsible for ensuring the airworthiness of any aircraft modifications under its authority.

The FAA holds bilateral agreements with a number of certification authorities around the globe. Bilateral agreements facilitate the reciprocal airworthiness certification of civil aeronautical products that are imported/exported between two signatory countries. A Bilateral Airworthiness Agreement (BAA) or Bilateral Aviation Safety Agreement (BASA) with Implementation Procedures for Airworthiness (IPA) provides for airworthiness technical cooperation between the FAA and its counterpart civil aviation authorities. Under a BAA or BASA, the CAA of the aircraft’s country of registration generally validates STCs issued by the FAA and then issues a Validation Supplemental Type Certificate (VSTC). For countries with which the FAA does not hold a BAA or BASA, Gogo will apply for certification approval with the CAA of the country in which the airplane is registered for operation. In order to obtain the necessary certification approval, Gogo will be required to comply with the airworthiness regulations of the country in which the aircraft is registered for operation. Failure to address all foreign airworthiness and aviation regulatory requirements at the commencement of each airline partner’s service in a country in which there are no applicable bilateral agreements may lead to significant additional costs related to certification and could impact the timing of our ability to provide our service on our airline partners’ fleet.

To date, we have received the foreign aviation regulatory approval required to provide Gogo Vision to aircraft of one international airline. We will pursue such additional approvals as and when necessary.

Federal Communications Commission

Under the Communications Act of 1934, as amended (the “Communications Act”) the FCC licenses the spectrum that we use and regulates the construction, operation, acquisition and sale of our wireless operations. The Communications Act and FCC rules also require the FCC’s prior approval of the assignment or transfer of control of an FCC license, or the acquisition, directly or indirectly, of more than 25% of the equity or voting control of Gogo by non-U.S. individuals or entities. See “Description of Capital Stock—Limited Ownership by Foreign Entities.” The FCC has established several regulatory frameworks that apply to services that use licensed spectrum and to providers of these and other communications services. The services provided by our BA and CA businesses are subject to different FCC regulatory frameworks, as well as various state and federal statutory causes of action.

Our BA business provides voice and data services by reselling the telecommunications services of two satellite operators. As such, we are regulated as a provider of commercial mobile radio services, which the FCC classifies as telecommunications services. Because we provide these telecommunications services on a common carrier basis, we are subject to the provisions of Title II of the Communications Act. These provisions require, among other things, that the charges and practices of common carriers be just, reasonable and non-discriminatory, and that the service be made available on stated terms and conditions to any person upon request. The FCC does not, however, set or regulate specific rates for commercial mobile radio services, such as our BA satellite-based services. States are legally preempted from regulating such rates or entry into the market, although they may regulate other terms and conditions of service. In addition, our BA division plans to launch a VoIP service. The FCC applies many, but not all, of the same regulatory requirements to VoIP service as it does to telecommunications services.

We provide broadband internet access to commercial airlines and passengers as Gogo Connectivity and to our Business Aviation customers as Gogo Biz. We offer this service through our own facilities, using a nationwide Commercial Air-Ground Radiotelephone license that operates in the 800 MHz band (the “ATG license”). We obtained and paid for this spectrum through an auction conducted by the FCC. See “–ATG License Terms and Conditions.”

In accordance with a decision of the U.S. Supreme Court and FCC orders, mobile wireless broadband internet access services, including Gogo Connectivity, are classified as information services, and not as a commercial mobile (or telecommunications) service. Therefore, Gogo Connectivity is not subject to FCC common carrier regulation, although other regulations do apply. For example, the FCC’s December 2010 net neutrality regulations (a challenge to which is currently pending in Federal court) require broadband internet access providers to provide detailed customer disclosures regarding network management practices, performance levels and commercial terms of the service. Moreover, under these regulations, providers may not block consumers from accessing lawful websites, subject to reasonable network management, and once our Business Aviation division launches its VoIP service, it will be prohibited from blocking competing VoIP services. The FCC has not yet provided adequate guidance to determine if our current network management practices would be deemed “reasonable” if challenged by a customer complaint.

Our Gogo service is also covered by the FCC’s data roaming rules, which require commercial mobile data service (CMDS) providers like Gogo to negotiate roaming arrangements with any requesting facilities-based, technologically compatible providers of CMDS. The rules do not give other providers the right to install equipment on Gogo-equipped aircraft, and do not require the Gogo service to be provided on a discounted basis, although the arrangement must be “commercially reasonable.” The rules allow us to take reasonable measures to safeguard the quality of our service against network congestion that may result from roaming traffic.

In addition to the ATG license, we hold other FCC licenses, including microwave licenses that are used for backhaul in our terrestrial network, an experimental license used for testing equipment, and a non-exclusive license at 3650 MHz, which currently does not authorize operational use, and would require registration with the FCC of transmitter site locations prior to commencing use. We also hold a license for blanket authority to operate Ku-band satellite transceivers on up to 1,000 aircraft, which allows us to provide domestic and international broadband service (although some countries require additional authorizations of their own).

ATG License Terms and Conditions

The FCC issued our ATG license on October 31, 2006 for an initial ten-year term. The ATG license required us to provide substantial service to aircraft by October 31, 2011; if we had not met that deadline our license would have been subject to cancellation by the FCC. In December 2008, we filed our substantial service showing, which was accepted by the FCC. Upon the expiration of the initial term of our license in October 2016, we may renew our license for additional ten-year terms at no additional cost. At the end of each term, to renew the license, we are required to file an application for renewal. If that application is challenged, the FCC will apply a preference, which is commonly referred to as a renewal expectancy, if we can demonstrate that we have both provided substantial service during the past license term and substantially complied with applicable FCC rules and policies and the Communications Act. In 2010, the FCC proposed to amend its license renewal rules to require more detailed renewal showings. That proposal remains pending.

Our ATG license contains certain conditions that require us to comply with all applicable FCC and FAA rules as well as all bilateral agreements between the U.S. and Canada and the U.S. and Mexico regarding the frequencies in the 800 MHz band that are used for ATG services. These agreements apply to our use of the spectrum in areas adjacent to the United States’ northern and southern borders and in and out of Canadian and Mexican airspace.

A bilateral ATG spectrum coordination agreement between the U.S. and Canada has been negotiated and approved, pending certain formalities, and a similar agreement between the U.S. and Mexico is in the process of being negotiated. In 2012, Industry Canada issued to our Canadian subsidiary a subordinate license that allows us to use Canadian ATG spectrum of which SkySurf Communications Inc. is the primary licensee. On July 24, 2012, we entered into a subordinate license agreement with SkySurf, which became effective on August 14, 2012. The License Agreement has an initial term of ten years commencing on August 14, 2012 and, provided that the primary spectrum license agreement issued by Industry Canada to SkySurf remains in effect at such dates, is renewable at our option for an additional ten-year term following the initial expiration and thereafter for a further five-year term. The renewal of the primary spectrum license will depend upon the satisfaction by Gogo and SkySurf of certain conditions set forth in the license, including, without limitation, a network build-out requirement. The term of the License Agreement, including the initial ten-year term and any renewals, is contingent on the effectiveness and renewal of the primary spectrum license, issued by Industry Canada to SkySurf on June 30, 2009, which expires on June 29, 2019.

Prior to spectrum coordination with the ATG licensee in Mexico, the coordination agreement could affect our ability to provide our broadband internet service in the border areas using our current cell sites at current operating power levels, and could affect our ability to establish or maintain ATG service in the border areas as aircraft fly into and out of Mexican airspace. Once a provider of air-to-ground services is licensed in Mexico, we hope to negotiate an arrangement that will provide seamless connectivity on flights between Mexico and the U.S.

Equipment Certification

We may not lease, sell, market or distribute any radio transmission equipment used in the provision of BA or CA services unless such equipment is certified by the FCC as compliant with the FCC’s technical rules. All certifications required for equipment currently used in the provision of our services have been obtained.

Privacy and Data Security-Related Regulations

Our satellite-based BA offerings are subject to the FCC’s Customer Proprietary Network Information rules, which require carriers to comply with a range of marketing and privacy safeguards. These obligations focus on carriers’ access, use, storage and disclosure of customer proprietary network information. We comply with these rules and obligations, and we certify annually, as required, that we have established operating procedures adequate to ensure our compliance.

We are also subject to other federal and state consumer privacy and data security requirements. For example, Section 5 of the Federal Trade Commission (“FTC”) Act prohibits “unfair methods of competition in or affecting commerce, and unfair or deceptive acts or practices in or affecting commerce.” The FTC does not have jurisdiction over communications common carriers, and its authority to regulate the non-common carrier services offered by communications common carriers has not been clearly delineated, but FTC officials have publicly stated that they view the FTC as having jurisdiction over internet service providers’ non-common carrier services. Some of our services, such as Gogo Connectivity, are non-common carrier services. With respect to online activity, the FTC has brought enforcement actions under the FTC Act against companies that, inter alia: (1) collect, use, share, or retain personal information in a way that is inconsistent with the representations, commitments, and promises that they make in their privacy policies and other public statements; (2) have privacy policies that do not adequately inform consumers about the company’s actual practices; and (3) fail to protect the security, privacy, and confidentiality of nonpublic consumer information.

We are also subject to state “mini-FTC Acts” along with data security breach notification laws requiring entities holding certain personal data to provide notices in the event of a breach of the security of that data. A few states have also imposed specific data security obligations. These state mini-FTC Acts, data security breach notification laws, and data security obligations may not extend to all of our services and their applicability may be limited by various factors, such as whether an affected party is a resident of a particular state.

In the event we expand our operations to include a physical international presence, we may be subject to the data protection regulations of the relevant countries or European Union member states. The European Union

Directives and Swiss Act both require privacy and data protection practices that “adequately” protect consumer data. In Switzerland, for example, security may be achieved using encryption and other security technologies to secure data. Both Switzerland and the European Union impose restrictions on transferring data to countries that do not require the same standard of protection. Gogo is preparing to self-certify as part of the United States-European Union and United States-Switzerland Safe Harbor Frameworks. Once Gogo is compliant with the Safe Harbor requirements, Gogo will be deemed compliant with the European Union and Swiss standards for data protection as long as it continues to self-certify each year.

The European Union data protection regulations may be enforced by a private right of action, in addition to potential enforcement actions brought by the relevant data protection agencies. Certain countries, including Switzerland, may require Gogo to file with the country’s data protection regulator. Gogo has enhanced the level of disclosure provided in its privacy policy, including information relating to the use of cookies, and plans to implement opt-in consent mechanisms on its website to further compliance with requirements in the European Union. As Gogo expands its international operations, it will consult with counsel regarding compliance with local data protection regulations.

Truth in Billing and Consumer Protection

The FCC’s Truth in Billing rules generally require full and fair disclosure of all charges on customer bills for telecommunications services. These rules apply to our satellite-based BA services. This disclosure must include brief, clear, and non-misleading plain language descriptions of the services provided. States also have the right to regulate wireless carriers’ billing; however, we are not currently aware of any states that impose billing requirements on ATG services.

CALEA

The FCC has determined that facilities-based broadband internet access providers, which include Gogo, are subject to the Communications Assistance for Law Enforcement Act, or CALEA, which requires covered service providers to build certain law enforcement surveillance assistance capabilities into their communications networks and to maintain CALEA-related system security policies and procedures. Our network has been confirmed as compliant with CALEA by a third-party tester as of May 18, 2011.

Foreign Government Approvals

In preparation for the launch of our Ku-band satellite service, we are in the process of obtaining any required authority needed to provide our service over the airspace of foreign countries, or verifying that no additional authorization is needed. Each country over which a Gogo-equipped aircraft flies has the right to limit, regulate (e.g., through a licensing regime), or prohibit the offering of our service. We may not be able to obtain the necessary authority for every country over which a partner airline flies. For some countries, we have not been and do not expect to be able to able to obtain a definitive answer regarding their potential regulation of our service, and we may incur some regulatory risk by operating over the airspace of these countries. Failure to comply with foreign regulatory requirements could result in penalties being imposed on Gogo and/or on its airline partners, allow our airline partners affected by such requirements to terminate their contract with us prior to expiration or, under a contract with one of our airline partners, require us to pay liquidated damages. See “Risk Factors—Risks Related to Our Technology and Intellectual Property and Regulation—Regulation by United States and foreign government agencies, including the FCC, which issued our exclusive ATG spectrum license, and the FAA, which regulates the civil aviation manufacturing and repair industries in the United States, may increase our costs of providing service or require us to change our services.” Moreover, even countries that have previously provided clearance for our service have the right to change their regulations at any time.

Intellectual Property

We rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, trademarks and domain names, as well as contractual restrictions to protect intellectual property and proprietary technology owned or used by us.

We have patented certain of our technologies in the United States and certain countries outside of the United States. As of April 30, 2013, our United States patents will expire at dates ranging from September 2013 to June 2031 while our patents outside of the United States expire at dates ranging from March 2015 to September 2027. We do not believe our business is dependent to any material extent on any single patent or group of patents that we own. We also have a number of patent applications pending both in and outside of the United States and we will continue to seek patent protection in the United States and certain other countries to the extent we believe such protection is appropriate and cost-effective.

We consider our brands to be important to the success of our business and our competitive position. We rely on both trademark registrations and common law protection for trademarks. Our registered trademarks in the United States and certain other countries include, among others, “Gogo,” “Gogo Biz,” “Gogo Vision,” “In Air. Online.” and “Aircell,” although we have not yet obtained registrations for our most important marks in all markets in which we intend to do business in the future. Generally, the protection afforded for trademarks is perpetual, if they are renewed on a timely basis, if registered, and continue to be used properly as trademarks.

We license or purchase from third parties technology, software and hardware that are critical to providing our products and services. Much of this technology, software and hardware is customized for our use and would be difficult or time-consuming to obtain from alternative vendors. We also license our proprietary technology and software to third parties to enable them to integrate such technology and software into the products they provide to us. Many of our agreements with such third parties are renewable for indefinite periods of time unless either party chooses to terminate, although some of our agreements expire after fixed periods and would require renegotiation prior to expiration in order to extend the term. Among the most material of our technology-related agreements are those for aircards, base stations and antennas. Our agreements for aircards and base stations do not renew automatically and thus will require periodic renegotiation. Such agreements as well as certain licenses to commercially available software are material to our business.

We have developed certain ideas, processes, and methods that contribute to our success and competitive position that we consider to be trade secrets. We protect our trade secrets by keeping them confidential through the use of internal and external controls, including contractual protections with employees, contractors, customers, vendors, and airline partners. Trade secrets can be protected for an indefinite period so long as their secrecy is maintained.

Privacy

We collect personally identifiable information, including name, address, e-mail address and credit card information, directly from our users when they register to use our service. We also may obtain information about our users from third parties. We use the information that we collect to consummate their purchase transaction, to customize and personalize advertising and content for our users and to enhance the entertainment options when using our service. Our collection and use of such information is intended to comply with our privacy policy, which is posted on our website, our contractual obligations with third parties and industry standards, such as the Payment Card Industry Data Security Standard.

We have implemented physical and electronic security measures that we believe are appropriate to protect against the loss, misuse and alteration of personally identifiable information. Gogo is preparing to self-certify as part of the United States-European Union and United States-Switzerland Safe Harbor Frameworks. Once Gogo is compliant with the Safe Harbor requirements, Gogo will be deemed compliant with the European Union and

Swiss standards for data protection as long as it continues to self-certify each year. Gogo has enhanced the level of disclosure provided in its privacy policy, including information relating to the use of cookies, and plans to implement opt-in consent mechanisms on its website to further compliance with international regulations. As Gogo expands its international operations, it will consult with counsel regarding compliance with local data protection regulations.

Corporate Culture

A core component to our success is the Gogo corporate culture. A strong corporate culture fosters innovation, encourages teamwork and encourages creativity. We have and continue to invest significant time, energy and resources in building a highly collaborative team. The ability to attract and retain competent and effective employees will be of paramount importance moving forward as a public company. The innovative, data intensive and consumer and partner focused nature of our business requires collaboration and communication to ensure consistency and productivity.

Employees

As of May 31, 2013, we had 660 employees, including 142 in engineering, 183 in network operations, 120 in sales and marketing, 121 in general and administrative and 94 in information technology. Of such employees, 178 were located in our Broomfield, Colorado facility, which houses our BA operations and 4 were in our international operations. None of our employees are represented by a labor union.

Facilities

We currently lease approximately 162,285 square feet for our CA business and corporate headquarters in Itasca, Illinois, which includes 100,525 square feet under a lease agreement that expires on February 29, 2020 and 61,760 square feet under a sublease agreement that expires on August 31, 2016, as well as 21,725 square feet for our CA manufacturing facility in Bensenville, Illinois under a lease agreement that expires on August 31, 2014 and 55,354 square feet for our BA facility in Broomfield, Colorado under a lease agreement that expires on September 30, 2015. We believe our current facilities will be adequate for the foreseeable future.

Legal Proceedings

On December 19, 2011, Advanced Media Networks, L.L.C. filed suit in the United States District Court for the Central District of California against us for allegedly infringing one of its patents and seeking injunctive relief that would affect both our CA and BA businesses and unspecified monetary damages. On April 9, 2012, the plaintiff filed an amended complaint that named as additional defendants certain of our commercial airline partners and BA customers. Under our contracts, we are required to indemnify these partners and customers for defense costs and any damages arising from the litigation. We have moved for summary judgment of non-infringement and/or invalidity, and that motion has been stayed pending resolution of claim construction issues. We intend to defend against this lawsuit vigorously, but the outcome of this matter is inherently uncertain and, if adverse to us, the effect on our financial position, results of operations and cash flows may be material. If the case is not resolved on motions for summary judgment, a trial is presently scheduled for November 12, 2013.

In May 2012, Innovatio IP Ventures, LLC filed suit in the United States District Court for the Northern District of Illinois against a number of defendants, including Delta Airlines and AirTran Airways, for alleged infringement of several patents in the field of wireless local area networking. AirTran and Delta have requested indemnification from us and under our contracts we are required to indemnify these airlines for defense costs and any damages arising from such litigation to the extent it relates to Gogo technology or services. We are seeking indemnification, in turn, from certain of our equipment vendors. We have not accrued any liability related to this matter because, due to the early stage of the litigation, the strength of our defenses and a range of possible loss, if any, cannot be determined. The outcome of this matter is inherently uncertain and may have a material effect on our financial position, results of operations and cash flows.

On April 10, 2013, the United States District Court for the Northern District of California granted our motion to dismiss, without prejudice, a lawsuit filed on October 4, 2012 by James Stewart against us, on behalf of putative classes of national purchasers and a subclass of California purchasers of our service, alleging claims for monopolization and exclusive dealing under the federal antitrust laws and California state antitrust and unfair practices laws related to the Gogo service offered through our domestic commercial airline partners. The court granted the plaintiffs leave to file an amended complaint within two weeks after Gogo has provided documents responsive to the plaintiffs’ discovery request. We have not accrued any liability related to this matter because, due to the early stage of the litigation, the strength of our defenses and a range of possible loss, if any, cannot be determined. Based on currently available information, we believe that we have strong defenses and, in the event an amended complaint is filed by the plaintiffs, intend to defend this lawsuit vigorously, but the outcome of this matter is inherently uncertain and may have a material adverse effect on our financial position, results of operations and cash flows.

We recently concluded litigation with AirTran Airways. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

In addition to the matters discussed above, from time to time we may become involved in legal proceedings arising in the ordinary course of our business. We cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome of any particular litigation and the merits of any particular claim, litigation can have a material adverse impact on our company due to, among other reasons, any injunctive relief granted, which could inhibit our ability to operate our business, amounts paid as damages or in settlement of any such matter, diversion of management resources and defense costs.

MANAGEMENT

Set forth below is certain information regarding our directors and our executive officers upon the consummation of this offering.

Name	Age	Position
Ronald T. LeMay	67	Executive Chairman; Chairman of the Board*
Michael J. Small	55	President and Chief Executive Officer; Director
Norman Smagley	54	Executive Vice President and Chief Financial Officer
Ash A. ElDifrawi	46	Executive Vice President and Chief Commercial Officer
Marguerite M. Elias	59	Executive Vice President, General Counsel and Secretary
John Wade	50	Executive Vice President and General Manager, Business Aviation
Anand K. Chari	45	Executive Vice President, Engineering and Chief Technology Officer
Jonathan B. Cobin	39	Senior Vice President of Strategy and Operations Management
John B. Happ	57	Senior Vice President, North American Sales
Mark Malosh	43	Senior Vice President, ABS Operations
Rama Prasad	54	Senior Vice President and Chief Information Officer
David Russell	48	Senior Vice President and Global Operations Manager
Niels Steenstrup	47	Senior Vice President, Global Airline Sales
Thomas E. McShane	58	Vice President, Controller and Chief Accounting Officer
Timothy C. Collins	56	Director**
Robert L. Crandall	77	Director
Clive R. Hollick	68	Director**
Lawrence N. Lavine	61	Director
Christopher Minnetian	44	Director
Robert H. Mundheim	80	Director
Oakleigh Thorne	55	Director
Charles C. Townsend	64	Director
Harris N. Williams	43	Director

*	Mr. LeMay will become our non-executive chairman upon consummation of this offering.
**	Mr. Collins and Lord Hollick will become directors upon consummation of this offering.

Executive Officers

Ronald T. LeMay, Executive Chairman, Chairman of the Board, is a 41-year veteran of the communications industry, having served as an officer of Southwestern Bell, AT&T and Sprint. His Sprint career spanned 18 years and included serving as Chief Executive Officer of Sprint PCS. Mr. LeMay also served as President and Chief Operating Officer of Sprint Corporation from July 1996 until April 2003. He also served as Representative (Chief) Executive Officer of Japan Telecom, a Ripplewood portfolio company, from November 2003 until the sale of the company in July 2004. Mr. LeMay also served as Chief Executive Officer of Last Mile Connections, Inc. from October 2006 to August 2009. Mr. LeMay has served as Chairman of October Capital and Razorback Capital, both private investment companies, since February 2001 and August 2006, respectively, and as a Managing Director of OpenAir Equity Partners, a venture capital firm, since September 2008. Mr. LeMay has also served as a director of Allstate Corporation, since 1999, and as a director of Imation Corporation, from July 1996 to August 1997 and from December 1997 until his retirement from the board in May 2012. Mr. LeMay has served as the Executive Chairman of our Board of Directors since July 2006, except for the period from July 2009 to February 2010, during which he served as our Chief Executive Officer.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of our company, its history and culture.

Michael J. Small, President and Chief Executive Officer, Director, has served as our President and Chief Executive Officer since February 2010. Mr. Small has over 30 years of experience in the communications industry. From January 1999 until November 2009, Mr. Small served as the Chief Executive Officer and Director of then-public Centennial Communications Corporation, a regional telecom service provider, where he was responsible for the strategic direction, financial well-being, and operational performance of the organization. From 1995 to 1998, Mr. Small served as Executive Vice President and Chief Financial Officer of 360 Degrees Communications Company. Prior to 1995, he served as President of Lynch Corporation, a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services. Mr. Small received his Master’s Degree in Business Administration from University of Chicago and holds a Bachelor of Arts degree from Colgate University. Mr. Small has served as a member of our Board since 2010. Mr. Small served on the board of directors of First Midwest Bancorp. since 2010, and previously served on the board of directors of Centennial Communications from 1999 to 2009.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of our company and the telecommunications industry.

Norman Smagley, Executive Vice President and Chief Financial Officer, has served as our Chief Financial Officer since September 2010. Mr. Smagley brings 18 years of experience as a chief financial officer for both public and private companies across many industries, including technology, financial services, pharmaceutical, retail, industrial and publishing companies. Most recently, Mr. Smagley served as Senior Vice President and Chief Financial Officer of Rand McNally, a publisher of maps, atlases and other reference materials, from May 2002 to March 2010. Mr. Smagley received both his Master’s Degree in Finance and his Bachelor’s degree in Economics from The Wharton School of the University of Pennsylvania.

Ash A. ElDifrawi, Executive Vice President and Chief Commercial Officer, joined us in October 2010. Prior to joining Gogo, from April 2008 to October 2010, he served as Chief Marketing Officer of Hayneedle Inc., a leading online retailer of home products. From May 2007 to March 2008, Mr. ElDifrawi was a Director of Brand Advertising at Google Inc., responsible for all CPM-based revenue. From January 2004 to February 2007, he was a Managing Director, Global Enjoyment Platform, at Wrigley Company, where he oversaw a $1 billion portfolio of brands globally. Prior to his tenure at Wrigley, Mr. ElDifrawi was a management consultant at McKinsey & Company. Mr. ElDifrawi earned both his Bachelor’s degree in Biology and Master’s degree in Sociology from the University of Chicago, and went on to gain his doctorate in Clinical Psychology from the Chicago School of Psychology. In May of 2008 Mr. ElDifrawi entered into a settlement agreement with the U.S. Department of Health and Human Services in settlement of alleged civil violations of the Social Security Act relating to alleged fraudulent claims by Mr. ElDifrawi’s former psychology practice prior to April 30, 2003. Mr. ElDifrawi agreed to pay a settlement amount and to be excluded from participation in any Federally funded health care programs and similar state programs, with eligibility for reinstatement beginning five years after the settlement date. The settlement agreement contained no findings of wrongdoing on the part of Mr. ElDifrawi, nor did it contain any admission of wrongdoing by Mr. ElDifrawi, nor was his license suspended or revoked.

Marguerite M. Elias, Executive Vice President, General Counsel and Secretary, joined us in September 2007. From June 2004 until July 2007, Ms. Elias served as Senior Vice President and General Counsel of eCollege.com, a publicly traded provider of outsourced eLearning solutions where she was responsible for all legal and compliance issues, managed the human resources function and was a member of senior management. Ms. Elias was in private practice for 15 years at Skadden, Arps, Slate, Meagher & Flom and Katten Muchin Rosenman, where she specialized in federal securities law, corporate finance, and mergers and acquisitions for clients across a broad spectrum of industries. Since 2007, Ms. Elias has served on the board of directors of Datamark, Inc. Ms. Elias is a member of the American Law Institute. Ms. Elias received a Bachelor of Arts degree in Economics from Northwestern University and a Juris Doctor from Loyola University of Chicago School of Law.

Anand Chari, Executive Vice President and Chief Technical Officer, joined Aircell, Inc. in 2003 as a consultant. From July 2006 to July 2011, he served as Vice President of Engineering. In July 2011, he became our Chief Technical Officer and Senior Vice President, Engineering. He brings over 20 years of experience in the wireless communications and telecom industry with him to this position. Prior to joining Aircell, Mr. Chari founded and served as President of Simma Technologies Inc., a technology and management consulting company. He also served as Vice President of Sales and Business Development at ISCO International, Director of Business Development at 3Com, Director of Advanced Technology at Ameritech, and Manager at Telephone and Data Systems. Mr. Chari received his Master of Business Administration degree from University of Chicago, his Master of Science degree in Computer Engineering from Iowa State University, and a Bachelor of Science degree in Electronics and Communications Engineering from National Institutes of Technology, Trichy, India.

John Wade, Executive Vice President and General Manager, Business Aviation, joined us in November 2008. Prior to joining Gogo, Mr. Wade served as Chief Technical Officer and General Manager of in-flight mobile phone and internet provider OnAir, from February 2005 to November 2008. He was responsible for all of OnAir’s internet business, including sales, strategy, customer relationship management and product development. Mr. Wade has more than 20 years of experience in the avionics and in-flight communications industries, having also held positions at in-flight internet and connectivity services provider Tenzing Communications, as well as PRIMEX Aerospace Company and GEC Marconi In-Flight Systems. Mr. Wade received his education at the University of Brighton, U.K., where he earned a First Class B Engineering Honors Degree in Electronic Engineering.

Jonathan B. Cobin, Senior Vice President of Strategy and Operations Management, joined us in April 2010. From September 2003 to January 2010, Mr. Cobin was employed by Centennial Communications, a regional telecom service provider, principally in the role of Vice President Strategic Planning. Previously, Mr. Cobin held positions of increasing responsibility as a strategy consultant at Dean & Company and also worked in the investment banking group at J.P. Morgan. He received his Master’s degree in Business Administration from the Stanford University Graduate School of Business and a Bachelor of Arts from Dartmouth College.

John B. Happ, Senior Vice President, North American Sales, joined us in April 2008. Mr. Happ has more than 20 years of airline industry experience, most recently serving as Senior Vice President of Marketing and Planning at Frontier Airlines, from August 2005 to January 2008. Mr. Happ has also worked in executive capacities at ATA, Hawaiian, Continental and Singapore Airlines. He earned a Bachelor of Science degree from San Diego State University.

Mark Malosh, Senior Vice President, ABS Operations, joined us in August 2006 as Vice President. He has served as Senior Vice President since July 2011. Mr. Malosh has 20 years of wireless experience, including as Senior Director, Field Operations with Sprint-Nextel Corp. and Field Engineer with Nortel Networks Corp. Mark received his Master of Business Administration degree from the University of Chicago, Master of Science in Electrical Engineering degree from the University of Illinois at Chicago and his Bachelor of Science in Electrical Engineering degree from Michigan Technological University.

Rama Prasad, Senior Vice President and Chief Information Officer, joined us in 2010. Rama joined Gogo with over twenty years of experience leading IT functions. From December 2008 to June 2010, Mr. Prasad served as the Senior Director of Application Development at U.S. Cellular Corp., a wireless telecommunications operator. From December 2006 to December 2008, Mr. Prasad was the Vice President of Information Technology at Hewitt Associates. He also served as Vice President of Information Technology for Orbitz Worldwide from November 2003 to December 2006. Mr. Prasad received his Master of Business Administration degree from Rockhurst University, his Master of Science degree in Computer Science from University of Missouri, and his Bachelor of Science degree in Engineering from Osmania University, Hyderabad, India.

David Russell, Senior Vice President and Global Operations Manager, joined us in January 2012. Mr. Russell has more than 20 years of management experience at leading aviation IT services and telecommunications companies. From July 2009 to January 2011, Mr. Russell was Vice President of Strategic Programmes for the SITA Group, a leading provider of IT solutions and communications services to the air transport industry. From January 2007 to June 2009, he served as Chief Operating Officer of OnAir, an in-flight passenger communications provider. Mr. Russell is a Chartered Engineer, having attained a BSc at University of Strathclyde, and earned his MBA at Imperial College, University of London.

Niels Steenstrup, Senior Vice President, Global Airline Sales, joined us in July 2009. From 2007 to 2009, Mr. Steenstrup served as Vice President, Online Strategy at Fidelity Investments, where he led various product management initiatives of next generation web offerings. Prior to that, Mr. Steenstrup worked at Connexion by Boeing, where he led marketing and sales activities for Europe, the Middle East and the Americas. Mr. Steenstrup has also held positions involving building, launching, and marketing online services and technology products and driving their adoption at Reuters, Bank of America, McKinsey & Company and Goldman Sachs. Mr. Steenstrup is a graduate of Rensselaer Polytechnic Institute and holds an MBA from the Kellogg School of Management.

Thomas McShane, Vice President, Controller and Chief Accounting Officer, joined us in September 2011. From July 2010 to September 2011, Mr. McShane was a self-employed, financial consultant, during which period he served as Interim Corporate Controller for Pregis Corporation. From April 2003 to July 2010, he was Vice President, Corporate Controller at Pliant Corporation, an international manufacturer and distributor of plastic film and flexible packaging materials to the food, personal care, industrial and agricultural markets. Prior to that, Mr. McShane was with Arthur Andersen for 25 years, where most recently he was a Partner and Director of Global Financial Planning and Analysis. Mr. McShane is a Registered Certified Public Accountant and received his Economics degree from DePauw University.

Directors

Timothy C. Collins founded Ripplewood Holdings L.L.C. in 1995 and served as the firm’s Chief Executive Officer and Senior Managing Director from inception to 2010 and, since that time, as Chairman of the Investment Committee. Mr. Collins served as the CEO of RHJ International S.A. from 2004 to 2007, and co-CEO from 2007 to 2008. He currently serves as a Director of RHJ International and Chairman of its Investment and Strategy Committee. His prior employment includes roles at Onex Corporation, Lazard Frères & Company and Booz Allen & Hamilton. Mr. Collins previously served as a director of Citigroup, Citibank, RSC Holdings, Inc., Asbury Automotive Group, Shinsei Bank, Ltd. and Commercial International Bank of Egypt.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Expertise in financial management and financial reporting.

Robert L. Crandall is the former chairman and CEO of AMR Corporation and American Airlines. Mr. Crandall is a director of, or a consultant to, several non-public companies. Mr. Crandall has been a member of our Board of Directors since June 2006 and served as a member of the Board of Directors of Aircell from 2003 until January 2007.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of the airline industry.

Clive R. Hollick is a partner of GP Bullhound LLP. Lord Hollick has also served as Chief Executive Officer of United Business Media and its predecessor companies from 1974 to 2005 and as a Partner, Managing Director and Adviser to Kohlberg Kravis Roberts & Co. from 2005 to 2010. Lord Hollick has served as a director of

Honeywell International Inc. since 2003 and ProSiebenSat.1 Media AG since 2007 and as a member of the Advisory Board of Jefferies Inc. since 2011. Lord Hollick previously served as a director of The Nielsen Company B.V., from 2006 to 2009, Diageo plc, from 2001 to 2011, and BMG Music Rights Management, from 2009 to 2013.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of the media industry.

Lawrence N. Lavine is a Senior Managing Director of Ripplewood Holdings LLC, having joined Ripplewood in July 2004 after a 28-year career in investment banking that included heading up the Healthcare and Real Estate practice for Credit Suisse’s Mergers and Acquisitions Group. Mr. Lavine started his career on Wall Street at Kidder, Peabody & Co. Mr. Lavine has served as a director of 3W Power Holdings Ltd., since February 2011. Mr. Lavine has been a member of our Board of Directors since 2006.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Expertise in finance and financial reporting.

Christopher Minnetian joined Ripplewood Holdings LLC in 2001 as General Counsel and also serves Ripplewood as a Managing Director. Previously, Mr. Minnetian was an attorney with the law firm of Piper Rudnick LLP where his practice focused on domestic and international mergers and acquisitions, venture capital transactions, and private equity. Mr. Minnetian currently serves as a director of 3W Power Holdings Ltd., a position he has held since February 2011, as well as other private and non-profit organizations, and served as a director of RSC Holdings Inc. from 2006 to 2009. Mr. Minnetian has been a member of our Board of Directors since 2006.

Specific qualifications, experience, skills and expertise include:

•	Operating and risk management experience, relevant to the oversight of operational risk management; and

•	Core business skills, including financial reporting, compliance and internal controls.

Robert H. Mundheim has been Of Counsel to Shearman & Sterling LLP since 2000. Since 2012, Mr. Mundheim has also served as a Professor of Corporate Law and Finance at the University of Arizona James E. Rogers College of Law. From 1992 to 1999, Mr. Mundheim was Executive Vice President and General Counsel of Salomon Inc. and Senior Executive Vice President and General Counsel of Salomon Smith Barney Holdings Inc., and prior to that, he was Co-Chairman of the New York law firm of Fried, Frank, Harris, Shriver & Jacobson LLP and University Professor of Law and Finance at the University of Pennsylvania Law School, where he taught since 1965 and served as Dean from 1982 to 1989. Mr. Mundheim has also served as General Counsel to the U.S. Treasury Department, Special Counsel to the Securities and Exchange Commission and Vice Chairman, Governor-at-Large and a member of the Executive Committee of the National Association of Securities Dealers. He has previously served as Chairman of the Board of Directors of Quadra Realty Trust, Inc., a director of eCollege.com from 2001 to 2007, and a director of Benjamin Moore & Co., Commerce Clearing House Inc., Arnhold & S. Bleichroeder Holdings, Inc., Hypo Real Estate Holding AG and First Pennsylvania Bank. Mr. Mundheim currently serves as a member of the Board of Trustees of New School University and a Trustee of the Curtis Institute of Music.

Specific qualifications, experience, skills and expertise include:

•	Extensive experience and expertise on corporate governance matters;

•	Core business skills, including financial and strategic planning; and

•	Finance, compliance and controls expertise.

Oakleigh Thorne serves as the CEO of Thorndale Farm, LLC, which oversees investment of Thorne family assets. From 1996 to 2009, served as the Co-President of Blumenstein / Thorne Information Partners, LLC, a private equity and venture capital firm. From 2000 to 2007, Mr. Thorne served as Chairman and CEO of eCollege.com, a provider of outsourced eLearning solutions, and he previously served as CEO of Commerce Clearing House Inc. Mr. Thorne currently serves as a director of Datamark Inc., Machinery Link, Inc. and ShopperTrak, in addition to various charitable organizations. Mr. Thorne has been a member of our Board of Directors since June 2006 and served as a member of the Board of Directors of Aircell from 2003 until January 2007.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning;

•	Finance, financial reporting, compliance and controls expertise; and

•	Deep understanding of our company and industry.

Charles C. Townsend founded Aloha Partners LP in 2001 and serves as its Managing General Partner. Mr. Townsend has also served as President and Chief Executive Officer of Aloha Partners II since March 2006 and from 2002 to 2008, served as President and Chief Executive Officer of Aloha Partners LP. Since January 2004, Mr. Townsend has also served as President of Pac 3, LLC. Mr. Townsend has been a member of our Board of Directors since January 2010.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of the telecommunications industry.

Harris N. Williams serves as Managing Director of Ripplewood Holdings LLC. Prior to joining Ripplewood in 2005, Mr. Williams was in the Investment Banking division of Credit Suisse, primarily focused on mergers and acquisitions and leveraged buyouts. Mr. Williams executed transactions across a range of industries at Credit Suisse, including aerospace, technology, healthcare and real estate. Mr. Williams has also served on the Board of Directors of 3W Power Holdings Ltd. since February 2011, where he has also served as the Chairman of the Audit Committee since November 2011, and previously served as a director of Reader’s Digest Association Inc. from March 2007 to August 2009. Mr. Williams has been a member of our Board of Directors since March 2010.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Expertise in financial management and financial reporting.

Composition of our Board of Directors

Upon consummation of this offering, the Board will be composed of ten directors, including Michael Small, our Chief Executive Officer. The exact number of members of our Board may be modified from time to time exclusively by resolution of our Board. Our amended and restated bylaws will also provide that our Board will be divided into three classes whose members will serve three-year terms expiring in successive years.

The terms of office of members of our board of directors will be divided into three classes:

•	Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2014;

•	Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2015; and

•	Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2016.

Our Class I directors will be Messrs. Lavine, Small and Thorne, our Class II directors will be Messrs. Collins, LeMay, Mundheim and Williams, and our Class III directors will be Lord Hollick and Messrs. Crandall, Townsend and Minnetian. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified board of directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Committees of the Board of Directors

Our board of directors has three principal committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee’s primary duties and responsibilities will be to:

•

appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of our independent accountants;

•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters;

•	engage independent counsel and other advisers, as necessary;

•	determine funding of various services provided by accountants or advisers retained by the committee;

•	serve as an independent and objective party to oversee our internal controls and procedures system; and

•	provide an open avenue of communication among the independent accountants, financial and senior management and the board.

Upon completion of this offering, the Audit Committee will consist of Messrs. Crandall, Thorne and Williams and will have at least two independent directors and at least one Audit Committee financial expert. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Audit Committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our web site.

Compensation Committee

The purpose of the Compensation Committee is to review and approve the compensation of our executives. The Compensation Committee approves compensation objectives and policies as well as compensation plans and specific compensation levels for all executive officers. Upon completion of this offering, the Compensation Committee will consist of Messrs. Lavine, Mundheim and Townsend and will have at least three independent directors. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Compensation Committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our web site.

The Compensation Committee retained Deloitte Consulting LLP during 2012 to advise how our current and proposed executive compensation programs compare with the executive compensation programs and practices of typical post-IPO companies and on our proposed approach to implementing executive change in control contract provisions. Affiliates of Deloitte Consulting, Deloitte & Touche LLP and Deloitte Tax LLP, also performed audit and tax services for us in 2012. The aggregate fees paid to Deloitte Consulting LLP by the Company for its services provided in connection with our executive compensation programs during 2012 was $17,130. The aggregate fees incurred with Deloitte & Touche LLP by the Company for audit services provided in 2012 were $1,079,720. The aggregate fees incurred with Deloitte Tax LLP by the Company for its tax services for 2012 were $282,929. We also incurred subscription fees with Deloitte & Touche Products Company LLC of $2,200 in 2012 for its online accounting research tool. The decision to engage Deloitte Consulting LLP for executive compensation services was recommended by management and approved by the Compensation Committee and the engagement of an affiliate of Deloitte & Touche LLP to provide non-audit services was approved by the Audit Committee. After a review of the factors prescribed by the SEC and the PCAOB, the Company determined that its compensation consultant, Deloitte Consulting, is an independent advisor under the rules and regulations.

The Company also believes that, given the nature and scope of these projects, these additional services did not raise a conflict of interest and did not impair Deloitte’s ability to provide independent advice to the Compensation Committee concerning executive compensation matters. In making this determination, the Company considered, among other things, the following factors: (i) the types of non-compensation services provided by Deloitte, (ii) the amount of fees for such non-compensation services, noting in particular that such fees are negligible when considered in the context of Deloitte’s total revenues for the period, (iii) Deloitte’s policies and procedures concerning conflicts of interest and independence, (iv) Deloitte representatives who advise the Compensation Committee do not provide any non-compensation related services to Gogo, (v) there are no other business or personal relationships between Gogo management or members of the Compensation Committee, on the one hand, and any Deloitte representatives who provide compensation services to Gogo, on the other hand, and (vi) neither Deloitte nor any of the Deloitte representatives who provide compensation services to Gogo own any common stock or other securities of Gogo.

Nominating and Corporate Governance Committee

Upon completion of this offering, the Nominating and Corporate Governance Committee of our board of directors will consist of Messrs. LeMay, Minnetian, Mundheim and Thorne and will have at least three independent directors. The Nominating and Corporate Governance Committee will be responsible for recruiting and retention of qualified persons to serve on our board of directors, including proposing such individuals to the board of directors for nomination for election as directors, for evaluating the performance, size and composition of the board of directors and for oversight of our compliance activities. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Nominating and Corporate Governance Committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our web site.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, chief executive officer, chief financial officer, controller and all other officers and employees of Gogo and its subsidiaries. Effective upon completion of this offering, our Board will also adopt a new Code of Financial Ethics applicable to certain financial employees, including our chief executive officer, chief financial officer, and chief accounting officer. Copies of both codes will be available without charge on the investor relations portion of our website upon completion of this offering or upon request in writing to Gogo Inc., 1250 N. Arlington Heights Rd., Suite 500, Itasca, IL 60143, Attention: Corporate Secretary.

EXECUTIVE COMPENSATION

Effective January 1, 2013, and as reflected in this prospectus, we realigned our reporting segments into the following three segments: commercial aviation North America, or CA-NA, commercial aviation Rest of World, or CA-ROW, and business aviation, or BA. For the year ended December 31, 2012, we reported financial information for three segments: commercial aviation, or CA, International, and business aviation, or BA. Unless otherwise noted, the information in this Compensation Discussion and Analysis reflects our segment reporting presentation as of and for the year ended December 31, 2012.

Compensation Discussion and Analysis

Introduction

In this Compensation Discussion and Analysis, we provide an overview of the Company’s executive compensation program, including a discussion of the compensation philosophy of the Compensation Committee of our Board of Directors (the “Compensation Committee”). We also review the material elements of compensation earned by or paid to our named executive officers in 2012, and discuss and analyze the compensation decisions made by the Compensation Committee in 2012.

Our named executive officers discussed in this Compensation Discussion and Analysis and the related compensation tables are the officers listed in the table below.

Name	Title

Michael Small	President and Chief Executive Officer

Norman Smagley	Executive Vice President and Chief Financial Officer

Ash ElDifrawi	Executive Vice President and Chief Commercial Officer

John Wade	Executive Vice President and General Manager, Business Aviation

John Happ	Senior Vice President, North American Sales

The Compensation Committee has overall responsibility for approving the compensation program for our named executive officers and makes all final compensation decisions regarding our named executive officers. The Compensation Committee works to ensure that our compensation policies and practices are consistent with our values and support the successful recruitment, development and retention of executive talent so we can achieve our business objectives and optimize our long-term financial returns.

Executive Summary

Our compensation programs are intended to align our named executive officers’ interests with those of our stockholders by rewarding performance that meets or exceeds the goals the Compensation Committee establishes with the objective of increasing stockholder value and to support the shorter term business goals we believe are necessary to effect such an increase. In line with our pay for performance philosophy, the total compensation received by our named executive officers will vary based on individual and corporate performance. Our named executive officers’ total compensation is comprised of a mix of base salary, annual incentive compensation and long-term equity awards.

During 2012, our shorter term financial goals were growing our revenues and achieving cash flow targets. Our overall corporate performance objectives were focused on building a world-class organization, evaluating global expansion, implementing a technology plan for our BA and CA segments, improving operational intensity, improving brand awareness, achieving aircraft installation goals at our BA and CA segments and obtaining the funding required to support operational plans.

As described above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated revenue increased to $233.5 million for the year ended December 31, 2012 as compared with $160.2 million during the prior year, and our operating cash flows for the year ended December 31, 2012 improved $20.1 million over the prior year. We generated a net loss of $32.7 million for the year (as compared to net income of $23.6 million for the prior year) and our consolidated Adjusted EBITDA (as defined in Note 6 to the tables in the section “Summary Historical Consolidated Financial and Other Operating Data”) increased from a negative $0.9 million to $9.3 million over the same period. The operating and financial performance by our BA and CA segments against 2012 projections was reflected in the performance-based compensation paid to our named executive officers for 2012.

During 2012, we made compensation decisions and adjustments to elements of our compensation programs to further encourage our pay-for-performance culture. The Compensation Committee established the 2012 annual bonus plan and set targeted performance levels for two key financial metrics (revenue and EBITDA less capital expenditures) and individual performance metrics in order to incent our management team to strive to attain our critical business imperatives.

We also employ a number of practices that reflect the Company’s compensation philosophy:

•	We do not maintain any tax gross up arrangements;

•	We do not provide special retirement benefits designed solely for executive officers;

•	Our performance-based compensation arrangements for executive officers use a variety of performance measures;

•	We do not provide “perquisites” or other executive benefits based solely on rank; and

•	We have adopted stock ownership policies for each of our executive officers.

Establishing and Evaluating Executive Compensation

Executive Compensation Philosophy and Objectives. The Compensation Committee’s executive compensation program has been designed to provide a total compensation package that will accomplish the following objectives:

•	Attract, retain and motivate high performing executive talent;

•	Emphasize incentive pay with a focus on equity compensation;

•	Directly align executive compensation elements with both short-term and long-term Company performance; and

•	Align the interests of our executives with those of our stockholders.

These objectives guided the decisions made by the Compensation Committee with respect to 2012 executive compensation.

Role of Compensation Consultants. We did not use a compensation consultant to advise us with respect to setting executive salaries and bonus levels for 2012. The Compensation Committee retained Deloitte Consulting LLP to advise on how our current executive compensation programs and our new equity compensation plan (described in further detail in “—Elements of Compensation—New Plans” below) compare with the executive compensation program/practices of typical post-IPO companies and industry practices. Affiliates of Deloitte also performed audit and tax services for us in 2012. See “Management—Committees of the Board of Directors—Compensation Committee” for a discussion of such other services. In May 2013, we also engaged Deloitte to provide benchmarking data and advice and recommendations on our overall equity compensation program as compared to market and industry practices.

Role of Executive Officers. Our Executive Chairman and Chief Executive Officer occasionally participate in Compensation Committee meetings and make recommendations to our Compensation Committee with respect to the setting of components of compensation, compensation levels and performance targets for our other executives. The Committee also meets formally and informally without executive management to discuss compensation philosophy and approach. The Executive Chairman and the Chief Executive Officer do not participate in discussions regarding their own compensation.

Market Comparisons. Our Compensation Committee has from time to time used market data as one factor in assessing how our base salary, target short-term incentives, target total cash compensation, actual total cash compensation, target long-term incentives and target total direct compensation compares to other companies in our peer group. The Compensation Committee has not targeted compensation to any peer group percentile data but instead has used peer group data with a goal of providing total direct compensation opportunities for the named executive officers at a level that is competitive with our peer group for executives in similar positions with similar responsibilities at companies included in our peer market data and that fairly compensates our executives. The Compensation Committee last used peer group data provided by Mercer in 2010. The peer group used at that time was developed jointly by the Compensation Committee and Mercer and included the following 16 companies: MetroPCS Communications, Inc.; Global Crossing Limited; Leap Wireless International, Inc.; PAETEC Holding Corp.; tw telecom inc.; Vonage Holdings Corp.; Premiere Global Services, Inc.; NTELOS Holdings Corp.; iPCS, Inc.; Syniverse Holdings, Inc.; Alaska Communications Systems Group, Inc.; USA Mobility, Inc.; Cbeyond, Inc.; AboveNet, Inc.; Cogent Communications Group, Inc.; and Atlantic Tele-Network, Inc. The Compensation Committee did not use peer group data to make decisions regarding named executive officer compensation in 2012.

Elements of Compensation

Base Salary

We provide a base salary to our named executive officers to compensate them in a fixed and liquid form for services rendered on a day-to-day basis during the year. We strive to set base salaries at a level that is competitive with our peer group for executives in similar positions with similar responsibilities at companies included in our peer market data. The base salaries of all named executive officers are reviewed annually and adjusted when necessary to reflect individual roles and performance as well as market conditions.

2012 Base Salaries. Each of our named executive officers received the base salary set forth in the Summary Compensation Table under “Salary.” Pursuant to the terms of each employment agreement, the base salaries are reviewed at least annually. The Compensation Committee determined to make modest increases (between 3% and 6%) to the base salaries of each of our named executive officers in 2012, and set base salaries for Messrs. Small, Smagley, ElDifrawi, Wade and Happ at $624,000, $335,000, $372,000, $265,000 and $270,000, respectively. For a more detailed description of the terms of these employment agreements, see “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table—Employment Agreements.”

2013 Base Salaries. The Committee determined to make modest increases (between 2% to 6%) to the base salaries for all of our named executive officers, other than Mr. Happ, in 2013.

Annual Bonus Plan

We use annual cash incentive bonuses to reward our named executive officers for the achievement of company performance goals, as well as measurable individual objectives. These performance-based bonuses are tied to our operating results in order to motivate the executive to focus on particular performance measures chosen by the Committee. The Committee chooses performance measures that are aligned with our strategic goals, thereby providing incentives to accomplish objectives that the Committee believes should improve long-term stockholder value over time.

2012 Bonuses. At the beginning of 2012, the Compensation Committee established the performance objectives for the 2012 annual bonus plan. The 2012 bonus plan includes two components, one based on achievement of specified financial objectives, which we refer to as the financial component, and the other based upon achievement of certain measurable individual objectives, which we refer to as the individual component.

The financial component accounts for 80% of the bonus opportunity and includes the following financial targets: (1) the attainment of a pre-established revenue target of approximately $136.4 million for CA, $91.2 million for BA and a pre-established aircraft under contract target of 455 for International; and (2) the attainment of a pre-established EBITDA minus capital expenditures target of approximately negative $55.4 million for CA, positive $28.4 million for BA and negative $33.6 million for International. Each financial target is weighted equally at 40%. Employees other than corporate employees are paid based on their business unit’s performance. Corporate-level employees, including each of our named executive officers (other than Messrs. Happ and Wade), are paid based on the sum of 60% of the CA bonus payout rate plus 20% of the BA bonus payout rate plus 20% of the International bonus payout rate, reflecting the relative size of the units at the time the goals were established. Mr. Wade’s bonus was based solely on BA performance because of his role as General Manager of the BA business unit. Mr. Happ’s bonus was based solely on CA performance because of his role in leading airline sales in 2012. The Compensation Committee adopted these targets and weightings in order to focus management on continuing to increase our working capital but with a metric that is easier to measure and that reduces incentives to increase current revenue at the expense of future revenue, while aligning a portion of the bonus with individual performance. There is no payout for performance below the minimum target level, and the maximum bonus level will be achieved at between 130% and 144% of target. Different payment percentages apply for revenue-based targets, aircraft under contract targets, EBITDA minus capital expenditure targets and for CA, BA and International targets reflecting differences in those businesses. Bonus payout levels range from 50% at 90% of target to 200% at 130% of target for the CA portion of the bonus, 25% at 90% of target to 200% at 140% of target for the BA portion of the bonus and 25% at 90% of target (or 50% at 34% of target for aircraft under contract) to 200% at 144% of target for the International portion of the bonus.

The individual component is weighted at 20%, and includes certain individual performance objectives established for each named executive officer by the Compensation Committee or, in the case of named executive officers other than the Chief Executive Officer, the Chief Executive Officer. For Messrs. Small, Smagley and Happ 50% of the individual objective portion of the bonus was based on CA revenue. For Mr. ElDifrawi, 100% of the individual objective portion of his bonus was based on CA revenue. For Mr. Wade, the individual performance objectives were based entirely on BA performance. For Messrs. Small, Smagley and Happ the remaining portions of the individual performance objectives were based on our overall corporate performance objectives (building a world-class organization, evaluating global expansion, implementing a technology plan for BA and CA, improving operational intensity, improving brand awareness, achieving aircraft installation goals at BA and CA and obtaining funding required to support operational plans) and the actions within the executive’s area of responsibility necessary to achieve those objectives. The range of payment for achievement of those objectives above and below target levels is within the discretion of the Compensation Committee.

Each of our named executive officers employed by the Company in 2012 is party to an employment agreement that provides for a minimum target bonus based on a specified percentage of their base salary. The Compensation Committee set the percentage of salary to be paid for performance at target level for Messrs. Small, Smagley, ElDifrawi, Wade and Happ at 100%, 75%, 75%, 50% and 50% respectively, which is the same as in 2011.

Based on the achievement (for bonus plan purposes) of 2012 revenue of $134.4 million for CA (98.6% of the target bonus level for a 93.0% payout) and $98.4 million for BA (107.9% of the target bonus level for a 139.3% payout), and the achievement of 2012 aircraft under contract of 251 for International (55.2% of the target bonus level for a 74.0% payout) and the achievement (for bonus plan purposes) of 2012 EBITDA) minus cash capital expenditures of negative $52.1 million for CA (106% of the target bonus level for a 118.1% payout), positive $27.1 million for BA (95.3% of the target bonus level for a 52.9% payout), and negative $19.7 million for International (141.3% of the target bonus level for a 150% payout), as well as the achievement of the individual’s performance goals set by the Compensation Committee as discussed above, which were determined to be achieved at the 100% level for Mr. Wade and at the 96.5% levels for Messrs. Small, Happ and Smagley and the 93% level for Mr. ElDifrawi, Messrs. Small and Smagley received an annual incentive bonus at 103.2% of their target level, Mr. ElDifrawi at 102.5% of his target level, Mr. Wade at 96.9% of his target level, because his bonus was based entirely on BA performance, and Mr. Happ at 103.7% of his target level, because his bonus was based entirely on CA performance. The actual bonuses paid to each of our named executives are set forth in the “Non-Equity Incentive Plan Compensation” column of our Summary Compensation Table and Outstanding Equity Awards Table below.

2013 Bonuses. In June 2013, the Compensation Committee established the performance objectives under our 2013 annual bonus plan. Unlike the 2012 bonus plan which includes both financial and individual objectives, the 2013 bonus plan includes only financial objectives for our named executives and other senior executives. The maximum bonus level remains at 200% of target. Bonuses for executives in each of our BA, CA-NA and CA-ROW business units will be based on attainment of pre-established EBITDA targets for the business unit, and, for executives in CA-NA or BA, pre-established revenue targets or, for executives in CA-ROW, a pre-established aircraft under contract measure. Each financial target is weighted equally at 50%. For Messrs. Small, Smagley, EIDifrawi and Happ their entire bonuses will be based 50% on attainment of pre-established EBITDA targets and 50% on pre-established revenue/aircraft under contract targets for the business units weighted as follows: 85% combined BA and CA-NA and 15% CA-ROW. Mr. Wade’s bonus will continue to be based solely on BA performance because of his role as General Manager of the BA business unit. The Compensation Committee set the percentage of salary to be paid for performance at target level for Messrs. Small, Smagley, ElDifrawi, and Happ at 100%, 75%, 75% and 50% respectively, which is the same as in 2012, but increased Mr. Wade’s target level from 50% to 75%.

2008 Cash Bonus Plan

In 2009, the Company adopted a cash bonus plan to provide executives who were employed by the Company during 2008 with the payment of a cash bonus when the Company’s free cash flow (defined as EBITDA less capital expenditures) first becomes positive for a fiscal quarter to provide an incentive to replace bonuses forgone when we did not have positive free cash flow. Mr. Happ is eligible to participate in the plan. He is eligible to receive a bonus amount equal to 125% of his proportionate amount of the aggregate bonus pool remaining after payout to other senior executives, as determined by management. Because free cash flow has not yet been positive for a fiscal quarter, no payments have been made under the plan.

Stock Option Grants

We believe that equity-based awards align the interests of our named executive officers with the interests of our equity holders and encourage our named executive officers to focus on the long-term performance of our business. Additionally, we believe equity awards provide an important retention tool for our named executive officers, as they are subject to multi-year vesting.

In furtherance of these objectives, we adopted the Aircell Holdings Inc. Stock Option Plan (as the same may be amended from time to time, the “Stock Option Plan”) in June 2010. The Stock Option Plan provides for the grant of incentive stock options and non-statutory stock options. The Compensation Committee did not grant any options to our named executive officers in 2012. Additional information regarding previous option grants is found in the Summary Compensation Table.

In June 2013, the Compensation Committee granted stock options to each of our named executive officers, at an exercise price of $18.72 per share. Mr. Small was granted 247,200 options, Mr. Smagley 82,400, Mr. ElDifrawi 82,400, Mr. Wade 82,400 and Mr. Happ 30,900. The options vest ratably over four years beginning on the first anniversary of the grant date.

Employment Agreements with Named Executive Officers

We have entered into employment agreements with each of our named executive officers which include the specific terms set forth below. We believe that having employment agreements with our executives is beneficial to us because it provides retentive value, subjects the executives to key restrictive covenants, and generally gives us a competitive advantage in the recruiting process over a company that does not offer employment agreements. See “—Narrative to Summary Compensation Table and Grants of Plan Based Awards Table—Employment Agreements with Named Executive Officers” for detail regarding these agreements.

Perquisites

We do not generally provide perquisites or personal benefits to our named executive officers, although included in the employment agreements we have entered into with each of Messrs. Small and ElDifrawi is a commitment to provide relocation benefits under certain circumstances.

Other Benefits

Our full time named executive officers are eligible to participate in our 401(k) benefit plan and our health and welfare plans on the same basis as our other employees.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Change in Control Protection

In December 2012, the Board approved the adoption of change in control agreements for certain senior executives, including Messrs. Small, Smagley, Wade and ElDifrawi, in order to assure the executives that they will be protected in the event of a change in control of the Company. The executives entered into those agreements in March 2013. Under the new agreements, Mr. Small is entitled to receive severance benefits of 24 months of salary and target bonus as well as reimbursement of COBRA premiums due to maintain substantially equivalent health insurance coverage during the severance period, while Messrs. Smagley, Wade and ElDifrawi are each entitled to receive severance benefits of 18 months of base salary and target bonus, as well as reimbursement of COBRA premiums due to maintain substantially equivalent health insurance coverage during the severance period, in each case, if the executive is terminated by the Company without cause or the executive resigns with “good reason” within two years following a change in control. Additionally, any unvested stock options would immediately become vested and exercisable upon such termination.

New Plans

In order to enable the Company to better align our compensation programs with those typical of companies with publicly traded securities, the Board approved a new omnibus equity incentive plan, an annual incentive bonus plan and an employee stock purchase plan that is intended to qualify for favorable tax treatment under Sections 421 and 423 of the Code. We have not yet submitted these plans for shareholder approval, but intend to do so prior to completion of this offering. See “—Incentive Plans” below for additional information regarding these plans.

Other Compensation Practices and Policies

Stock ownership guidelines. We have adopted stock ownership guidelines that will become effective upon completion of this offering. Under the guidelines, each of our executive officers will be required to maintain a minimum equity stake in the Company, determined as a multiple of the executive officer’s base salary (3 times salary for our CEO and 2 times salary for each of our other named executive officers) and converted to a fixed number of shares. Additionally, each executive officer will be required to retain 50% of the net shares received through exercise of stock options, restricted stock or other stock-based compensation, granted on or after December 12, 2011, until the executive officer reaches the minimum required level of stock ownership. “Net shares” are those shares that remain after shares are sold or netted to pay the exercise price of stock options (if applicable) and withholding taxes.

Policy regarding the timing of equity awards. As a privately owned company, there has been no market for our common stock. Accordingly, in 2012, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We expect to consider implementing such a program, plan or practice after becoming a public company.

Policy regarding restatements. We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following later restatements of financial results. Under those circumstances, the board of directors or compensation committee thereof would evaluate whether compensation adjustments were appropriate based upon the facts and circumstances surrounding the restatement. The Company is awaiting regulatory guidance regarding claw backs of compensation under the Dodd-Frank Act and expects to implement a claw back policy after that guidance is published. Our new compensation plans will include provisions allowing the Company to claw back compensation to the extent required by applicable law or stock exchange regulations.

Tax deductibility. Our board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our named executive officers. Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following this offering, the compensation committee of our board of directors will adopt a policy that, where appropriate, will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

2012 Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers during the fiscal year ended December 31, 2012.

Name and Principal Position	Year	Salary($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael Small President and Chief Executive Officer	2012 2011 2010	618,000 600,000 525,000	— — 300,000	— 588,180 1,979,706	644,179 754,392 257,589	22,500 9,800 101,000	1,284,679 1,952,372 3,163,295

Norman Smagley Executive Vice President and Chief Financial Officer	2012 2011 2010	332,000 322,250 101,948	— — 80,000	— 470,544 318,687	259,375 304,586 851	— — —	591,375 1,097,380 501,486

Ash ElDifrawi Executive Vice President and Chief Marketing Officer	2012 2011 2010	369,000 360,000 66,922	— — 210,000	— 294,090 531,145	286,056 339,476 —	4,880 6,000 19,704	659,936 999,566 827,771

John Wade Executive Vice President and General Manager—Business Aviation Services	2012 2011	261,250 245,000	— —	— 470,544	128,375 250,000	12,500 7,802	402,125 973,346

John Happ Senior Vice President, North American Sales	2012	268,750	—	—	139,992	6,283	415,025

(1)	Amounts for 2010 reflect the portion of Messrs. Small’s, Smagley’s and ElDifrawi’s annual bonuses that were guaranteed pursuant to their employment agreements with the Company, as well as a sign-on bonus paid to Mr. ElDifrawi.
(2)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 11, “Share-Based Compensation,” to the Consolidated Financial Statements included in this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Share-Based Compensation” for a discussion of the relevant assumptions used in calculating these amounts.
(3)	Amounts awarded under the performance-based bonus plan. See “Elements of Compensation—Annual Bonus Plan” for how 2012 performance–based bonuses were determined.
(4)	Amounts for 2011 and 2012 reflect matching contributions under our 401(k) plan.

2012 Grants of Plan-Based Awards

Set forth below is information regarding plan-based awards granted to our named executive officers during 2012.

Name	Grant Date	Estimated Future Potential Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Option Awards ($)
		Threshold $	Target $	Maximum $
Michael Small		278,100	618,000	1,106,220	—	—	—
Norman Smagley		112,050	249,000	445,710	—	—	—
Ash ElDifrawi		124,538	276,750	495,383	—	—	—
John Wade		58,781	130,625	235,125	—	—	—
John Happ		60,469	134,375	240,531	—	—	—

(1)	Represents threshold, target and maximum payout levels under our 2012 bonus plan for performance during the year ended December 31, 2012. See “—Compensation Discussion and Analysis—Elements of Compensation—Annual Bonus Plan—2012 Bonuses” for a description of the plan. With respect to the portion of awards payable with respect to achievement of individual performance criteria, threshold and maximum payout levels were based on the same percentage payout levels as achievement of financial performance measures. The threshold numbers set forth above are based on achieving 0.1% above the measure for which no payment would be made.

Narrative to Summary Compensation Table and Grants of Plan Based Awards Table

During 2012, we did not grant any options to purchase shares of common stock to any of our named executive officers. In the past, awards of stock options have been made in accordance with the terms of the Stock Option Plan.

Employment Agreements

We have entered into employment agreements with each of our named executive officers. Information regarding such agreements is set forth below:

Michael Small. In July 2010, we entered into an employment agreement with Mr. Small, pursuant to which he agreed to serve as our President and Chief Executive Officer. The employment agreement set Mr. Small’s annual base salary at $600,000, which salary shall be reviewed at least annually. Mr. Small’s salary shall not be reduced other than as part of an overall compensation reduction at the Company that impacts the salaries of all executives, and in such case the reduction shall not exceed 10% of his then-current base salary. The employment agreement specifies that Mr. Small is eligible for an annual bonus with a target of 100% of base salary, with the amount of such bonus to be determined by the Board of Directors. The bonus is based upon the achievement of both personal and corporate performance objectives. The employment agreement also provided for a grant to Mr. Small of options to purchase 860,771 shares of Common Stock on the terms set forth in the Stock Option Plan and Mr. Small’s option agreement. Mr. Small’s employment agreement also provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements.

Mr. Small’s employment is for no specific term and either the Company or Mr. Small may terminate Mr. Small’s employment at any time, with or without cause. If Mr. Small’s employment is terminated by the Company without cause or if Mr. Small resigns for good reason, Mr. Small will be entitled to (i) continuation of his base salary for 12 months following his termination, (ii) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage for 12 months following his termination, (iii) continued vesting of the options and any other equity awards then held by Mr. Small on the schedule set forth in the applicable option or other equity award agreement for 12 months following his termination, (iv) continued exercisability of any vested options and other equity awards then held by Mr. Small for 12 months following his termination, (v) payment of any earned but unpaid salary and accrued but unused paid time off, (vi) payment of any business expenses incurred but not reimbursed and (vii) payment of any approved but unpaid bonus award. The payment of (i) above shall be contingent on Mr. Small executing a general release of all claims against the Company. Mr. Small is subject to non-competition and non-solicitation covenants for one year after leaving the employment of the Company.

Norman Smagley. In September 2010, we entered into an employment agreement with Mr. Smagley, pursuant to which he agreed to serve as our Executive Vice President and Chief Financial Officer. The employment agreement set Mr. Smagley’s annual base salary at $320,000, which salary shall be reviewed at least annually. Mr. Smagley’s salary shall not be reduced by more than 10% of his then-current base salary unless as part of an overall compensation reduction at the Company that impacts the salaries of all executives, and shall not be reduced more than once during the term of his employment with the Company. The employment agreement specifies that Mr. Smagley is eligible for an annual bonus with a target of 75% of base salary, with the amount of such bonus to be determined by the Chief Executive Officer, subject to the approval of the Board of Directors. The bonus is based upon the achievement of both personal and corporate performance objectives. The employment agreement also provided for a grant to Mr. Smagley of options to purchase 123,600 shares of Common Stock on the terms set forth in the Stock Option Plan and Mr. Smagley’s option agreement. Mr. Smagley’s employment agreement also provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements.

Mr. Smagley’s employment is for no specific term and either the Company or Mr. Smagley may terminate Mr. Smagley’s employment at any time, with or without cause. If Mr. Smagley’s employment is terminated by the Company without cause or if Mr. Smagley resigns for good reason, Mr. Smagley will be entitled to (i) continuation of his base salary for 12 months following his termination, (ii) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage for 12 months following his termination, (iii) payment of any earned but unpaid salary and accrued but unused paid time off, (iv) payment of any business expenses incurred but not reimbursed and (v) payment of Mr. Smagley’s guaranteed bonus in 2010 and any other award under the annual bonus program referred to in Mr. Smagley’s employment agreement that has been approved by the Chief Executive Officer and the Company’s Board of Directors, but not paid prior to termination. The payment of (i) above shall be contingent on Mr. Smagley executing a separation agreement containing a general mutual release. Mr. Smagley is subject to non-competition and non-solicitation covenants for one year after leaving the employment of the Company.

Ash ElDifrawi. In October 2010, we entered into an employment agreement with Mr. ElDifrawi, pursuant to which he serves as our Executive Vice President and Chief Commercial Officer. The employment agreement set Mr. ElDifrawi’s annual base salary at $360,000, which salary shall be reviewed at least annually. Mr. ElDifrawi’s salary shall not be reduced by more than 10% of his then-current base salary unless as part of an overall compensation reduction at the Company that impacts the salaries of all executives, and shall not be reduced more than once during the term of his employment with the Company. The employment agreement specifies that Mr. ElDifrawi is eligible for an annual bonus with a target of 75% of base salary, with the amount of such bonus to be determined by the Chief Executive Officer and subject to the approval of the Board of Directors. The bonus is based upon the achievement of both personal and corporate performance objectives. The employment agreement also provided for a grant to Mr. ElDifrawi of options to purchase 206,000 shares of Common Stock on the terms set forth in the Stock Option Plan and Mr. ElDifrawi’s option agreement. Mr. ElDifrawi’s employment agreement provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements. Mr. ElDifrawi’s employment agreement provides that the Company will provide relocation benefits; however, such relocation benefits shall expire on the first anniversary of the date of the employment agreement. The Company will give Mr. ElDifrawi a cash gross-up for any expenses covered by the company that are not excludable from taxable income or have no offsetting tax deduction.

Mr. ElDifrawi’s employment is for no specific term and either the Company or Mr. ElDifrawi may terminate Mr. ElDifrawi’s employment at any time, with or without cause. If Mr. ElDifrawi’s employment is terminated by the Company without cause or if Mr. ElDifrawi resigns for good reason, Mr. ElDifrawi will be entitled to (i) continuation of his base salary for 12 months following his termination, (ii) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage for 12 months following his termination, (iii) continued vesting of the options awarded to Mr. ElDifrawi pursuant to the employment agreement on the schedule set forth in the applicable option agreement for 12 months following his termination, (iv) continued exercisability of the vested options awarded pursuant to the employment agreement then held by Mr. ElDifrawi for 12 months following his termination, (v) payment of any earned but unpaid salary and accrued but unused paid time off, (vi) payment of any business expenses incurred but not reimbursed, (vii) payment of Mr. ElDifrawi’s guaranteed bonus for 2010 and any other award under the annual bonus program referred to in his employment agreement that has been approved by the Chief Executive Officer and the Company’s Board of Directors, but not paid prior to termination and (viii) the costs of senior-executive level outplacement services for one year following termination; provided that such costs shall not exceed $15,000. The payment of (i) above shall be contingent on Mr. ElDifrawi executing a separation agreement containing a general mutual release of all claims. Mr. ElDifrawi is subject to non-competition and non-solicitation covenants for one year after leaving the employment of the Company.

John Wade. We entered into an employment agreement with Mr. Wade in October 2008 and amended the agreement, effective January 1, 2009, pursuant to which he serves as our Executive Vice President and General Manager of Business Aviation Services. The employment agreement set Mr. Wade’s annual base salary at $190,000, which salary shall be reviewed at least annually. Mr. Wade’s salary shall not be reduced by more than 10% of his then-current base salary unless as part of an overall compensation reduction at the Company that impacts the salaries of all executives. The employment agreement specifies that Mr. Wade is eligible for an annual bonus with a target of 30% of base salary, with the amount of such bonus to be determined by the Chief Executive Officer and subject to the approval of the Board of Directors. The employment agreement also provides for a grant to Mr. Wade of profit units under the terms set forth in the AC Management LLC Plan. 1/16th of the units vest upon grant, with the balance vesting in fifteen equal quarterly installments beginning on February 10, 2009 and ending on November 10, 2012. Such units are subject to full acceleration upon a change in control. Mr. Wade’s employment agreement provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements.

Mr. Wade’s employment is for no specific term and either the Company or Mr. Wade may terminate Mr. Wade’s employment at any time, with or without cause. If Mr. Wade’s employment is terminated by the Company without cause, Mr. Wade will be entitled to (i) continuation of his base salary for 6 months following his termination, (ii) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage for 6 months following his termination, (iii) payment of any earned but unpaid salary and accrued but unused paid time off, (iv) payment of any business expenses incurred but not reimbursed, and (v) payment of an award under the annual bonus program that has been approved by the Chief Executive Officer and the Company’s Board of Directors, but not paid prior to termination. The payment of (i) and (ii) above shall be contingent on Mr. Wade executing a separation agreement containing a general release of all claims against the Company. Mr. Wade is subject to non-competition and non-solicitation covenants for six months after leaving the employment of the Company.

John Happ. We entered into an employment agreement with Mr. Happ in March 2008, and amended the agreement effective December 31, 2008 and January 1, 2011, pursuant to which he serves as our Senior Vice President, North American Sales. The employment agreement, as amended, set Mr. Happ’s annual base salary at

$260,000, which salary shall be reviewed at least annually. Mr. Happ’s salary shall not be reduced by more than 10% of his then-current base salary unless as part of an overall compensation reduction at the Company that impacts the salaries of all executives. The employment agreement, as amended, specifies that Mr. Happ is eligible for an annual bonus with a target of 50% of base salary, with the bonus based on such factors as are determined by the Chief Executive Officer and subject to the approval of the Board of Directors, and a bonus under the 2008 Cash Bonus Plan. Mr. Happ’s employment agreement provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements.

Mr. Happ’s employment is for no specific term and either the Company or Mr. Happ may terminate Mr. Happ’s employment at any time upon 30 days written notice (or pay in lieu thereof) for any reason other than cause or immediately for cause. If Mr. Happ’s employment is terminated by the Company without cause, Mr. Happ will be entitled to be paid an amount equal to his net base salary at time of termination for a period of 12 months (the “Severance Payment Period”). The payment is conditioned on Mr. Happ executing a separation agreement containing a general release of all claims against the Company. In addition, during the Severance Payment Period, Mr. Happ will receive (i) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage, (ii) any salary earned but unpaid prior to termination and all accrued but unused personal time, (iii) any business expenses incurred but not reimbursed as of the date of termination, and (iv) any unpaid bonus under the annual bonus program for which the conditions to payment have been satisfied prior to termination. The payment of (i) and (ii) above shall be contingent on Mr. Happ executing a separation agreement containing a general release of all claims against the Company. Mr. Happ is subject to non-competition and non-solicitation covenants for one year after leaving the employment of the Company.

Each of the employment agreements define “cause” as the executive’s (i) willful gross misconduct or gross or persistent negligence in the discharge of his duties, (ii) act of dishonesty or concealment, (iii) breach of the executive’s fiduciary duty or duty of loyalty to the Company, (iv) a material breach of the confidentiality restrictions or covenants not to compete contained in the employment agreement, (v) any other material breach of the employment agreement that is not cured within 30 days, (vi) commission of repeated acts of substance abuse which are materially injurious to the Company, (vii) commission of a criminal offense involving money or other property of the Company (excluding traffic or other similar violations) or (viii) commission of a criminal offense that would constitute a felony under the laws of the state of Illinois (for Messrs. Small, Smagley and ElDifrawi) and Colorado (for Messrs. Wade and Happ) or the United States. Each of Messrs. Small’s, Smagley’s and ElDifrawi’s employment agreements define “good reason” as (i) a reduction by the Company in the executive’s base salary beyond that permitted under the terms of the employment agreement or a reduction in his target bonus, (ii) a material diminution in the executive’s duties or responsibilities, (iii) the executive ceasing to report to the Board of Directors, in the case of Mr. Small, or ceasing to report to the Company’s Chief Executive Officer, in the case of Mr. Smagley, (iv) the relocation of the executive’s principal place of employment to a geographic location greater than 30 miles from the Company’s headquarters, in the case of Mr. Small, or to a geographic location other than the metropolitan Chicago area, in the case of Mr. Smagley, or (v) any material, uncured breach by the Company of its obligations to the executive under the employment agreement.

Outstanding Equity Awards at 2012 Year-End

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2012:

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Michael Small	6/2/2010	(2)	568,148	(1)	292,623	9.08	6/2/2020
	12/14/11	(3)	25,750	(4)	77,250	17.78	12/14/2021
Norman Smagley	9/7/2010	(5)	61,800	(6)	61,800	9.08	9/7/2020
	12/14/11	(3)	20,600	(4)	61,800	17.78	12/14/2021
Ash ElDifrawi	11/21/2010	(5)	103,000	(7)	103,000	9.08	11/21/2020
	12/14/11	(3)	12,875	(4)	38,625	17.78	12/14/2021
John Wade	6/2/2010	(9)	49,440	(8)	32,960	9.08	6/2/2020
	12/14/11	(3)	20,600	(4)	61,800	17.78	12/14/2021
John Happ	6/2/2010	(9)	37,080	(8)	24,720	9.08	6/2/2020
	12/14/11	(3)	5,150	(4)	15,450	17.78	12/14/2021

(1)	The shares underlying these options vested on February 16, 2011 and February 16, 2012.
(2)	The remainder of the shares underlying these options vested on February 16, 2013.
(3)	The shares underlying these options vest 25% on the first anniversary of the grant date and an additional 25% on each of the three following anniversaries of such date.
(4)	The shares underlying these options vested on December 14, 2012.
(5)	The shares underlying these options vest 25% at each anniversary of the employee’s date of hire (September 7, 2010 for Mr. Smagley and October 25, 2010 for Mr. ElDifrawi) over the four years following the date of grant.
(6)	The shares underlying these options vested on September 7, 2011 and September 7, 2012.
(7)	The shares underlying these options vested on October 25, 2011 and October 25, 2012.
(8)	The shares underlying these options vested on June 2, 2010, June 2, 2011 and June 2, 2012.
(9)	The shares underlying these options vest 20% on the grant date and an additional 20% on each of the four following anniversaries of such date.

Option Awards

Options granted under the Stock Option Plan have a ten-year term. Consistent with our Stock Option Plan, the Compensation Committee determined to set the exercise price for stock options granted in 2011 to the named executive officers at a premium to the fair market value of our stock at the time of grant. See “—Potential Payments Upon Termination or Change of Control” including the discussion under “—Potential Payments Upon Termination or Change of Control—Effect of Termination or Change in Control on Options” for a discussion of the effect of termination and change in control on option vesting.

Option Exercises and Stock Vested Table

The table below provides information on the named executive officers’ unit awards under the AC Management LLC Plan that vested in 2012. No options were exercised in 2012.

	Unit Awards (1)
Name	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael Small	—	—
Norman Smagley	—	—
Ash ElDifrawi	—	—
John Wade	31,250	24,307
John Happ	69,444	54,014

(1)	As of the vesting date, each outstanding unit represented a proportionate interest in 821,412 shares of our common stock (approximately 6,052 shares of our common stock for Mr. Wade and 13,449 shares for Mr. Happ). The value realized at vesting is based on the value of our common stock on each of the vesting dates. See “—Incentive Plans—AC Management LLC Plan” below for additional information regarding the units.

Potential Payments Upon Termination or Change of Control

The following table describes the payments and benefits that each named executive officer would have been entitled to receive upon a hypothetical termination of employment or change in control as of December 31, 2012. As of December 31, 2012, none of our executive officers was entitled to any additional severance or other benefits upon termination of employment following a change in control. However, in March 2013, Messrs. Small, Smagley, Wade and ElDifrawi entered into change of control agreements. See “—Compensation Discussion and Analysis—Change in Control Protection” above for a discussion of the severance and other benefits upon termination of employment following a change of control provided under the new agreements.

For a description of the potential payments upon a termination pursuant to the employment agreements with our named executive officers, see “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table—Employment Agreements with Named Executive Officers.” For a description of the consequences of a termination of employment or a change-in-control for the stock options granted to named executive officers under our Stock Option Plan, see the disclosure that follows the tables.

Element	Involuntary Termination Without Cause ($)	Termination for Good Reason ($)	Death or Disability	Voluntary Resignation/ Retirement	Change in Control
Severance(1)
Michael Small	618,000	618,000	—	—	—
Norman Smagley	332,000	332,000	—	—	—
Ash ElDifrawi	369,000	369,000	—	—	—
John Wade	261,250	—	—	—	—
John Happ	268,750	—	—	—	—
Benefits(2)
Michael Small	18,298	18,298	—	—	—
Norman Smagley	18,489	18,489	—	—	—
Ash ElDifrawi	23,435	23,435	—	—	—
John Wade	11,776	—	—	—	—
John Happ	18,489	—	—	—	—
Value of Accelerated Stock Options(3)
Michael Small	2,506,785	2,506,785	—	—	2,506,785
Norman Smagley	529,416	—	—	—	529,416
Ash ElDifrawi	882,360	882,360	—	—	882,360
John Wade	282,355	—	—	—	282,355
John Happ	211,766	—	—	—	211,766
Total
Michael Small	3,143,083	3,143,083	—	—	2,506,785
Norman Smagley	879,905	350,489	—	—	529,416
Ash ElDifrawi	1,274,795	1,274,795	—	—	882,360
John Wade	555,381	—	—	—	282,355
John Happ	499,005	—	—	—	211,766

(1)	Includes continuation of executive’s salary pursuant to each executive’s employment agreement as described in “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table —Employment Agreements with Named Executive Officers.” In each case, because there were no approved but unpaid bonuses at December 31, 2012, no bonus payment is reflected in the severance amount. In December 2012, the Compensation Committee approved new change in control agreements, which would provide each of our Named Executive Officers with increased severance if within two years following a change in control, the Company terminates the executive’s employment without “cause” or the executive resigns for “good reason.” In March 2013, Messrs. Small, Smagley, Wade and ElDifrawi entered into change of control agreements that provide additional severance and other benefits upon a qualifying termination following a change of control. See “—Compensation Discussion and Analysis – Change in Control Protection” above for a discussion of the terms of the new agreements.
(2)

Includes the cost of COBRA premiums to maintain health insurance coverage that is substantially equivalent to that which the executive received immediately prior to termination and assumes that the executive elects COBRA coverage for the full period for which he is entitled to payment or reimbursement and, for Mr. ElDifrawi, the maximum cost of outplacement services to which he is entitled, in each case, pursuant to the executive’s employment agreement as described in “—Narrative to Summary Compensation Table and Grants of Plan Based Awards Table—

Employment Agreements with Named Executive Officers.” In March 2013, Messrs. Small, Smagley, Wade and ElDifrawi entered into change of control agreements that Messrs. Small, Smagley, Wade and ElDifrawi increase in the duration of time that the Company would pay the cost of COBRA premiums. See “—Compensation Discussion and Analysis—Change in Control Protection” above for a discussion of the terms of the new agreements.
(3)	The value of vesting of stock options is calculated by multiplying the number of unvested option shares that would accelerate by the excess of the estimated fair value of our common stock on December 31, 2012 over the applicable exercise price per share. In case of a change in control, assumes that all options were accelerated as a result of the transaction. See “—Effect of Termination or Change in Control on Options” below for a description of the circumstances that would trigger accelerated vesting upon a change in control. The fair value of a share of common stock on December 31, 2012 is estimated to be $17.65.

Effect of Termination or Change in Control on Options. Unless the terms of an optionee’s option agreement provide otherwise, if an optionee’s service relationship with us ceases for any reason other than disability, death or cause, the optionee may exercise the vested portion of any option for three months after the date of termination. If an optionee’s service relationship with us terminates by reason of disability or death, the optionee or the optionee’s representative generally may exercise the vested portion of any option for 12 months after the date of such termination. In no event, however, may an option be exercised beyond the expiration of its term. If an optionee’s service relationship with us terminates for cause, the option will terminate immediately. If Mr. Small’s or Mr. ElDifrawi’s employment is terminated by the Company without cause or if the executive resigns for good reason, the executive will be entitled to continued vesting of the options awarded pursuant to his employment agreement on the schedule set forth in the applicable option agreement for 12 months following his termination and continued exercisability of any vested options for 12 months following his termination.

Mr. Small’s unvested options, granted on June 2, 2010 pursuant to his employment agreement, become immediately vested and exercisable upon a change in control. With respect to the option grants to the other named executive officers, as well as Mr. Small’s December 2011 grant of options, in the event that a change in control occurs, the acquiring or surviving entity in the transaction may assume or substitute similar options for the outstanding options granted under the Stock Option Plan, in which case the vesting of the options is not accelerated. In such case, all of the options will become immediately vested and exercisable if an optionee’s service relationship with us terminates without cause or due to death or disability after the change in control. Mr. ElDifrawi’s options, granted pursuant to his employment agreement, also become vested and exercisable if he resigns for good reason following the change in control or his employment agreement is not assigned to and adopted by any successor employer. If the acquiring or surviving entity does not assume or substitute similar options for outstanding options granted under the Stock Option Plan or our common stock is exchanged solely for cash in such change in control transaction, options will generally accelerate in full in connection with the change in control and the optionee will generally receive a cash payment equal to the number of shares of common stock then subject to such option, whether or not vested and exercisable, multiplied by the excess, if any, of the greater of (A) the highest per share price offered to holders of common stock in any transaction whereby the change in control takes place or (B) the fair market value of a share of common stock on the date of occurrence of the change in control, over the exercise price per share of common stock subject to the option.

In March 2013, Messrs. Small, Smagley, Wade and ElDifrawi entered into change of control agreements, which provide for accelerated vesting of any unvested stock options following a termination of employment by the Company without cause or a resignation by the executive with good reason, within two years of a change of control. See “Compensation Discussion and Analysis—Change in Control Protection” above for a discussion of the terms of the new agreements.

Compensation Risk Assessment

Management and the Compensation Committee assessed the risks associated with the Company’s compensation practices and policies for employees, including a consideration of risk-mitigating factors in the Company’s compensation practices and policies. Following this assessment, the Compensation Committee concluded that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Director Compensation

Prior to April 1, 2012, our non-employee directors were not entitled to any fees for their services. Effective April 1, 2012, Robert Mundheim and Robert Crandall became entitled to receive director fees of $100,000 per annum, payable quarterly in arrears and pro-rated for any partial period. Our other non-employee directors did not earn any compensation for their services during 2012. We are currently reviewing the compensation of our non-employee directors and expect to implement a director compensation policy that will apply equally to all non-employee directors.

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors for services rendered to us during 2012.

Name	Fees Earned or Paid in Cash($)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Jack W. Blumenstein(1)	—	—	—	—
Robert L. Crandall	50,000	—	—	50,000
Lawrence N. Lavine	—	—	—	—
Christopher Minnetian	—	—	—	—
Oakleigh L. Thorne	—	—	—	—
Charles C. Townsend	—	—	—	—
Harris N. Williams	—	—	—	—
Robert H. Mundheim(2)	50,000	235,464	—	285,464

(1)	Mr. Blumenstein, who served as a director of the Company since June 2006 and a director of Aircell from 1997 until 2007, passed away in February 2012.
(2)	Mr. Mundheim was appointed to the Board, effective March 30, 2012 to replace Mr. Blumenstein.
(3)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 11, “Share-Based Compensation,” to the Consolidated Financial Statements included in this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Share-Based Compensation” for a discussion of the relevant assumptions used in calculating these amounts. The following table sets forth, by grant date, the number of options held by each director as of December 31, 2012 and the grant date fair value of each award with respect to service as a director in 2012. The options granted in 2012 vest ratably 25% starting on April 1, 2013 and an additional 25% on each of the three following anniversaries of such date. The options granted in 2011 vest ratably 25% starting on the first anniversary of the grant date and an additional 25% on each of the three following anniversaries of such date. The options granted in 2010 vest ratably 20% starting on the date of grant and continuing on each of the four anniversaries following the date of grant. None of our directors held stock awards as of December 31, 2012.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ share)	Grant Date Fair Value of Option Awards ($)(2)
Jack W. Blumenstein(1)	6/2/2010	30,900	9.08	—
Robert L. Crandall	6/2/2010 12/14/2011	30,900 30,900	9.08 17.78	— —
Robert H. Mundheim	7/26/2012	30,900	17.78	235,464

Incentive Plans

The following are summaries of the short- and long-term incentive compensation plans applicable to our executive officers: our Stock Option Plan and AC Management LLC Plan. The Board adopted an annual incentive bonus plan and omnibus equity incentive plan and expects to submit the plans for shareholder approval prior to the completion of this offering. The Board has also adopted an employee stock purchase plan that is intended to qualify for favorable tax treatment under Sections 421 and 423 of the Code and expects to submit the plans for shareholder approval prior to the completion of this offering. The following summaries are qualified by reference to the full text of the respective plans, which have been filed as exhibits to this registration statement.

Aircell Holdings Inc. Stock Option Plan

Our Board adopted, and our shareholders approved, the Aircell Holdings Inc. Stock Option Plan, which we refer to as the Stock Option Plan. The Stock Option Plan became effective on June 2, 2010 and will terminate 10 years after its effective date unless earlier terminated by the Board. The purpose of our stock option plan is to (i) to align the interests of the Company’s shareholders and the recipients of options under the plan by providing a means to increase the proprietary interest of the optionees in the Company’s growth and success, (ii) to advance the interests of the Company by increasing its ability to attract and retain highly competent officers, other employees, directors, consultants, agents and independent contractors and (iii) to motivate those persons to act in the long-term best interests of the Company and its shareholders.

An aggregate of 5,657,275 shares of our common stock were made available for grants of options under the Stock Option Plan. As of June 5, 2013, options to purchase 4,852,536 shares of our common stock were outstanding under the Stock Option Plan with an average exercise price of $12.24 per share, and 740,879 shares remained available for future issuance pursuant to options to be granted under the Stock Option Plan. Shares subject to an option that are not issued due to expiration, termination, cancellation or forfeiture of an option are again available for reissuance under the Plan.

The Stock Option Plan is administered by our Compensation Committee. The Compensation Committee has the power to interpret the Plan and its application as well as establish rules and regulations for the administration of the Plan. The Compensation Committee may delegate some or all of its power to the Board, to the president and chief executive officer or to any other executive officers of the company.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any extraordinary distribution to holders of our common stock, the Compensation Committee may appropriately adjust the number and class of securities available under the plan, the number and class of securities subject to each outstanding option and the purchase price per security, but in the case of outstanding options without an increase in the aggregate purchase price.

Participants in the plan consist of those officers, persons expected to become officers, directors, consultants, independent contractors, agents and other employees of the Company and its subsidiaries as the Compensation Committee may select from time to time, including agents and independent contractors. Options may be incentive stock options or nonqualified stock options. An “incentive stock option” is an option that meets the requirements of Section 422 of the Code, and a “non-qualified stock option” is an option that does not meet those requirements.

The number of shares of common stock subject to an option, whether the option is an incentive stock option or a nonqualified stock option, the purchase price payable on exercise, the vesting schedule, if any, the period during which an option may be exercised and the other terms and provisions of the options are determined by the Compensation Committee. Options under the plan are subject to terms and provisions of an option agreement signed by the Company and the optionee. All options granted under the Stock Option Plan expire not more than ten years (five years in the case of an incentive stock option granted to a ten percent stockholder) after the date of grant and have an exercise price that is determined by the Compensation Committee, but which in no event is less than 100% (110% in the case of incentive stock options granted to a ten percent stockholder) of the fair market value of our common stock on the date of grant. If our common stock is not listed on an established stock exchange, payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in cash. If our common stock is listed on such an exchange, payment may be made in cash, or unless otherwise disapproved by the Company, (i) by delivery of common stock of the Company, (ii) by withholding shares which would otherwise be delivered on exercise, (iii) in cash by a broker-dealer acceptable to the Company, or (iv) as otherwise determined by the Compensation Committee, in each case to the extent set forth in the option agreement.

All of the terms relating to the exercise, cancellation or other disposition of any option upon a termination of employment with or service to the Company of the recipient of such option, whether due to disability, death or under any other circumstances, are determined by the Compensation Committee. Options granted under the Stock Option Plan may not be transferred by the participant other than by will or pursuant to the laws of descent and distribution unless otherwise determined by the Compensation Committee.

As set forth in the applicable option agreement, upon a change in control (as defined in the Stock Option Plan), the Board may provide that: (a) some or all outstanding options shall become exercisable in full or in part, either upon the consummation of the change in control or upon a termination of employment following the change in control; (b) the option may be assumed or a substantially equivalent option may be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), with an appropriate and equitable adjustment to the number of shares subject to such option and the exercise price per share subject to such option, as determined by the Board in accordance with the Stock Option Plan; or (c) the option shall be surrendered to the Company and shall be immediately cancelled by the Company, and the optionee shall receive a cash payment from the Company in an amount equal to the number of shares of common stock then subject to such option, whether or not vested and exercisable, multiplied by the excess, if any, of the greater of (A) the highest per share price offered to holders of common stock in any transaction whereby the change in control takes place or (B) the fair market value of a share of common stock on the date of occurrence of the change in control, over the exercise price per share of common stock subject to the option.

The Board may amend or terminate the Stock Option Plan at any time, except that no amendment shall be made without shareholder approval if the amendment would (a) increase the maximum number of shares of common stock available under the Stock Option Plan, (b) effect any change inconsistent with Section 422 of the Code or (c) extend the term of the Stock Option Plan.

AC Management LLC Plan

AC Management LLC is a separate limited liability company, of which Gogo Inc. is the managing member, established solely for the purpose of granting ownership interests to our officers, other key employees and certain directors. The AC Management LLC Plan is a long-term incentive plan, under which certain directors, officers and other key employees received profit participation units in AC Management LLC. Units issued under the plan generally vest over a four-year period. There is no limit to the period of time over which participants may hold the units, although upon termination of employment, any unvested units held by the participant are forfeited. As of May 31, 2013, there were 16,966,667 authorized and 16,570,027 outstanding units under the plan, which represent a proportionate interest in 821,412 shares of common stock of the Company (or approximately 0.048413 shares of common stock per unit). Following completion of this offering, all participants in the plan will receive a proportionate distribution of common stock of the Company with respect to the number of vested units that they hold, and common stock attributable to forfeited units will be allocated among participants then currently employed by or serving as a director of the Company in amounts determined by the Compensation Committee. Common stock in respect of unvested units will be retained in escrow until the units vest, after which they will be also be paid out in common stock of the Company. As of May 31, 2013, Mr. Wade holds 125,000 vested AC Management LLC units and Mr. Happ holds 277,777 vested AC Management LLC units. None of the other named executive officers participate in the AC Management LLC Plan.

Omnibus Equity Incentive Plan

Our Board adopted a new omnibus equity incentive plan in April 2012 and expects to submit the plan for shareholder approval prior to the effectiveness of this offering. No grants have been made under the Omnibus Equity Incentive Plan.

Purpose. The purpose of the Omnibus Equity Incentive Plan is to promote the interests of the Company and its shareholders by (i) attracting and retaining executive personnel and other key employees and directors of outstanding ability; (ii) motivating executive personnel and other key employees and directors by means of performance-related incentives, to achieve longer-range performance goals; and (iii) enabling such individuals to participate in the long-term growth and financial success of the Company.

Administration. Our Board has the power and authority to administer the Omnibus Equity Incentive Plan. In accordance with the terms of the Omnibus Equity Incentive Plan, our Board has delegated this power and authority to our Compensation Committee. Our Compensation Committee has the authority to interpret the terms of the Omnibus Equity Incentive Plan, to determine eligibility for and terms of awards for participants and to make all other determinations necessary or advisable for the administration of the Omnibus Equity Incentive Plan. The Compensation Committee may also delegate to the chief executive officer of the Company the power and authority to make awards to participants who are not covered employees, as defined in Section 162(m)(3) of the Code or executive officers.

Awards. Awards under the Omnibus Equity Incentive Plan may be made in the form of performance awards; restricted stock; restricted stock units; stock options, which may be either incentive stock options or non-qualified stock options; stock appreciation rights; deferred share units; other stock-based awards; and dividend equivalents. Awards are generally non-transferable.

Shares Subject to the Plan. Subject to adjustment, as described below, a total of 12,110,745 shares of our common stock will be available for issuance under the Omnibus Equity Incentive Plan. The number of shares available includes the 5,593,415 shares currently available for issuance under our Stock Option Plan. Accordingly, shares issued in connection with awards granted under the Stock Option Plan, which we refer to as “Preexisting Plan Awards”, will reduce the number of shares available for issuance under our Omnibus Equity Incentive Plan. Shares issued under the Omnibus Equity Incentive Plan may be authorized but unissued shares or reacquired shares. The maximum number of shares of common stock that may be issued in respect of incentive stock options is 12,110,745. Any shares of stock granted in connection with awards other than options (including Preexisting Plan Awards) and stock appreciation rights (excluding for such purpose stock-settled stock appreciation rights where only the net shares issued to participants are counted against this limit) shall be counted against this limit as 1.85 shares of stock for every one (1) share of stock granted in connection with such award. At such time as Section 162(m) of the Code is applicable to our Company and the plan, (i) a participant may receive a maximum of 1,075,173 share-denominated performance awards under the Omnibus Equity Incentive Plan in any one year, (ii) a participant may receive performance units or other cash based performance awards during any calendar year with a value not to exceed $5,000,000, and (iii) the maximum number of stock options, SARs or other awards based solely on the increase in the value of common stock that a participant may receive in one year is 2,150,346.

Any shares covered by an award, or portion of an award, granted under the plan that terminates, is forfeited, is repurchased (other than the repurchase of shares issued with respect to a vested award), expires, or lapses for any reason shall again be available for the grant of an award under the plan. However, vested shares that are repurchased after being issued under the plan, shares withheld to satisfy tax withholding obligations pursuant to any award and shares tendered to exercise outstanding options and other awards shall not be available for future issuance.

Change in Capitalization or Other Corporate Event. The number and kind of shares of common stock available for issuance under the plan and the number, class, exercise price, performance goals or other terms of any outstanding award shall be adjusted by the Board to reflect any extraordinary dividend or distribution, stock dividend, stock split or share combination or any reorganization, recapitalization, business combination, merger, consolidation, spin-off, exchange of shares, liquidation or dissolution of the Company or other similar transaction or event affecting the common stock of the Company.

Terms and Conditions of Performance Awards. A “performance award” is an award of restricted stock, restricted stock units, deferred shares, deferred share units, performance units, SARs, other equity-based awards or cash, the grant, exercise, voting or settlement of which is subject (in whole or in part) to the achievement of specified performance goals. Vested performance awards may be settled in cash, stock or a combination of cash and stock, at the discretion of the Compensation Committee. Performance awards will vest based on the achievement of pre-determined performance goals established by the Compensation Committee of the Company. Performance goals may be based on the relative or comparative attainment of one or more of the following criteria, whether in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering multiple companies, and whether gross or net, before or after taxes, and/or before or after other adjustments: enterprise value, total return to the Company’s shareholders (inclusive of dividends paid), operating earnings, net earnings, revenues, sales, basic or diluted earnings per share, earnings before interest and taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and/or amortization, earnings before interest and taxes or earnings before interest, taxes, depreciation and/or amortization minus capital expenditures, increase in the Company’s earnings or basic or diluted earnings per share, revenue growth, share price performance, return on invested capital, assets, equity or sales, operating income, income, net income, economic value added, profit margins, cash flow, cash flow on investment, free cash flow, improvement in or attainment of expense levels, capital expenditure levels and/or working capital levels, budget and expense management, debt reduction, gross profit, market share, cost reductions, workplace health and/or safety goals, workforce satisfaction goals, sales goals, diversity goals, employee retention, completion of key projects, planes under contract or memoranda of understanding, strategic plan development and implementation and/or achievement of synergy targets, and, in the case of persons who are not subject to the limitations imposed by Section 162(m) of the Code or during such periods as Section 162(m) of the Code is not applicable to the Company or the plan, such other criteria as may be determined by the Compensation Committee.

Terms and Conditions of Restricted Stock and Restricted Stock Units. “Restricted stock” is an award of common stock on which certain restrictions are imposed over specified periods that subject the shares to a substantial risk of forfeiture. A “restricted stock unit” is a unit, equivalent in value to a share of common stock, credited by means of a bookkeeping entry in our books to a participant’s account, which is settled in stock or cash upon vesting. Subject to the provisions of the Omnibus Equity Incentive Plan, our Compensation Committee will determine the terms and conditions of each award of restricted stock or restricted stock units, including the restriction period for the award, and the restrictions applicable to the award. Restricted stock and restricted stock units granted under the plan will vest based on a minimum period of service or the occurrence of events specified by our Compensation Committee.

Terms and Conditions of Options. An “incentive stock option” is an option that meets the requirements of Section 422 of the Code, and a “non-qualified stock option” is an option that does not meet those requirements. An option granted under the Omnibus Equity Incentive Plan will be exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the grant date or five years from the grant date in the case of an award granted to a ten percent stockholder. Our Compensation Committee may include in the option agreement the period during which an option may be exercised following termination of employment or service.

The exercise price per share under each option granted under the plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a ten percent stockholder, of the fair market value of our common stock on the option grant date. For so long as our common stock is listed on an established stock exchange, the fair market value of the common stock will be the closing price of our common stock on the exchange on which it is listed and as reported in the Wall Street Journal on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the mean between the high bid and low asked prices for the common stock on the last market trading prior to the day of determination. If our common stock is not listed on an established stock exchange or national market system, fair market value will be as determined in good faith by our Compensation Committee pursuant to a reasonable valuation method in accordance with Section 409A of the Code, including without limitation by reliance on an independent appraisal completed within the preceding 12 months.

The aggregate fair market value of all shares with respect to which incentive stock options are first exercisable by an award recipient in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code.

Terms and Conditions of Stock Appreciation Rights. A “stock appreciation right” (or SAR) is the right to receive a payment from the Company in cash and/or shares of common stock equal to the product of (i) the excess, if any, of the fair market value of one share of our common stock on the exercise date over a specified price fixed by the Compensation Committee on the grant date (which price may not be less than the fair market value of a share of our common stock on the grant date), multiplied by (ii) a stated number of shares of common stock; provided however, that on the grant date, the Compensation Committee may establish in its sole discretion, a maximum amount per share which will be payable upon exercise. A stock appreciation right under the Omnibus Equity Incentive Plan will be exercisable only to the extent that it is vested on the date of exercise. No stock appreciation right may be exercisable more than ten years from the grant date. Stock appreciation rights may be granted to participants in tandem with options or on their own. Tandem stock appreciation rights will generally have substantially similar terms and conditions as the options with which they are granted.

Terms and Conditions of Deferred Share Units. A “deferred share unit” is a unit credited to a participant’s account in our books that represents the right to receive a share of common stock or the equivalent cash value of a share of common stock on settlement of the account. Deferred share units may be granted by the Compensation Committee independent of other awards or compensation, or they may be received at the participant’s election instead of other compensation. Subject to the provisions of the Omnibus Equity Incentive Plan, our Compensation Committee will determine the terms and conditions of each award of deferred share units, including the restriction period for all or a portion of the award, and the restrictions applicable to the award. Vested deferred share unit awards may be settled in cash, stock or a combination of cash and stock, at the discretion of the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may make other equity-based or equity-related awards not otherwise described by the terms of the plan.

Dividend Equivalents. A dividend equivalent is the right to receive payments in cash or in stock, based on dividends with respect to shares of stock. Dividend equivalents may be granted to participants in tandem with another award or on their own.

Termination of Employment. Subject to the requirements of the Code, all of the terms relating to the exercise, cancellation or other disposition of any award upon a termination of employment or service with the Company of the Participant, whether due to disability, death or under any circumstances shall be determined by the Compensation Committee and described in each participant’s award agreement.

Change in Control. Upon a change in control, unless otherwise determined by the Compensation Committee and provided in a participant’s award agreement, no cancellation, termination, acceleration or exercisability or vesting, lapse of any restriction period or settlement or other payment shall occur with respect to any outstanding awards, provided that such outstanding awards are honored or assumed or new rights substituted therefore (such honored, assumed or substituted awards, “Alternative Awards”) by any successor entity to the Company.

Alternative Awards must provide a participant with equivalent rights, terms and conditions, have substantially the same economic value and provide for accelerated vesting in the event a participant’s employment is terminated without cause or the employee resigns for good reason within 24 months after the change in control. Unless otherwise determined by the Compensation Committee, any participant whose employment is terminated by the Company without cause within three months prior to a change in control will be treated as if the participant’s employment had terminated immediately following the change in control.

If no Alternative Awards are available or in the event of a change in control in which all of the common stock is exchanged for or converted into cash or the right to receive cash, then immediately prior to the consummation of the transaction constituting the change in control, (A) all unvested awards (other than performance awards) shall vest and the restriction period on all such outstanding awards shall lapse; (B) each outstanding performance award with a performance cycle in progress at the time of the change in control shall be deemed to be earned and become vested and/or paid out based on the performance goals achieved as of the date of the change in control (which performance goals shall be pro-rated, if necessary or appropriate, to reflect the portion of the performance cycle that has been completed), and all other performance awards shall lapse and be canceled and forfeited upon consummation of the change in control; and (C) shares of common stock underlying all restricted stock, restricted stock units, performance awards, deferred share units and other stock-based awards that are vested or for which the restriction period has lapsed shall be issued or released to the participant holding such award.

The Compensation Committee may determine, in its discretion, to cancel some or all awards in exchange for a cash payment based on the change in control price. The Committee may also, in its discretion, accelerate the exercisability or vesting or lapse of any restriction period with respect to all or any portion of any outstanding award.

Forfeiture, Cancellation or “Claw back” of Awards. The Company may cancel or reduce, or require a participant to forfeit and disgorge to the Company or reimburse the Company for, any awards granted or vested and any gains earned or accrued, due to the exercise, vesting or settlement of awards or sale of any common stock pursuant to an award under the plan, to the extent permitted or required by applicable law, regulation or stock exchange rule in effect on or after the effective date of the plan.

Amendment or Termination of the Plan. The Plan will terminate on the tenth anniversary of its effective date. The Board or the Committee may at any time amend, modify or terminate the plan, except that no amendment may be made without shareholder approval if the amendment would (a) materially increase the benefits accruing to participants under the plan, (b) increase the number of shares of stock subject to the plan or the individual award limitations, (c) modify the class of persons eligible to participate in the plan, (d) allow options or stock appreciation rights to be granted with an exercise price less than fair market value, (e) extend the term of an award beyond its original expiry date or (f) materially modify the plan in any way that would require shareholder approval under any applicable regulatory requirements or stock exchange rules. In addition, no amendment may adversely affect any outstanding award or result in the imposition of additional taxes or penalties under Section 409A of the Code without participant consent.

Amendment of an Award. The Compensation Committee may amend, modify or terminate an award at any time prior to payment or exercise, in any manner not inconsistent with the terms of the plan, including changing the date or dates of exercisability, nonforfeiture or performance satisfaction, except that no amendment, modification or termination that would adversely affect a participant’s rights under the award may be effected without the participant’s consent. The Compensation Committee may also accelerate the exercisability or vesting or lapse of any restriction period with respect to any outstanding award at any time. However, no outstanding option may be amended or otherwise modified or exchanged in a manner that would have the effect of reducing its original exercise price or otherwise constitute a repricing.

Annual Incentive Plan

Our Board adopted the Annual Incentive Plan in April 2012 and expects to submit the plan for shareholder approval prior to the effectiveness of this offering. The Annual Incentive Plan provides annual cash incentives to our executive officers and certain other key employees.

The purpose of the Annual Incentive Plan is to enable our Company and its subsidiaries to attract, retain, motivate and reward executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to our Company’s performance. The Annual Incentive Plan is designed to meet the requirements of the performance-based compensation exemption from Section 162(m) of the Code to the extent that it is applicable to our Company and the plan.

The Annual Incentive Plan is administered by our Compensation Committee.

To the extent Section 162(m) of the Code is applicable to our Company and the plan, our Compensation Committee establishes the performance objective or objectives applicable to any award under the plan within 90 days after the beginning of each performance period under the Annual Incentive Plan (and no later than the date on which 25% of the performance period has lapsed). If Section 162(m) of the Code is applicable to our Company and the plan, unless our Compensation Committee determines that an award will not qualify as performance-based compensation under Section 162(m) of the Code, the performance goals will be based on the relative or comparative attainment of one or more of the following criteria, whether in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering multiple companies, and whether gross or net, before or after taxes, and/or before or after other adjustments: enterprise value, total return to the Company’s shareholders (inclusive of dividends paid), operating earnings, net earnings, revenues, sales, basic or diluted earnings per share, earnings before interest and taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and/or amortization, earnings before interest and taxes or earnings before interest, taxes, depreciation and/or amortization minus capital expenditures, increase in the Company’s earnings or basic or diluted earnings per share, revenue growth, share price performance, return on invested capital, assets, equity or sales, operating income, income, net income, economic value added, profit margins, cash flow, cash flow on investment, free cash flow, improvement in or attainment of expense levels, capital expenditure levels and/or working capital levels, budget and expense management, debt reduction, gross profit, market share, cost reductions, workplace health and/or safety goals, workforce satisfaction goals, sales goals, diversity goals, employee retention, completion of key projects, planes under contract or memoranda of understanding, strategic plan development and implementation and/or achievement of synergy targets; or in the case of persons whose compensation is not subject to Section 162(m) of the Code, such other criteria as may be determined by our Compensation Committee. To the extent that Section 162(m) does not apply to the plan prior to the 2016 meeting of shareholders, the Compensation Committee has the discretion to establish performance objectives without reference to the criteria set forth above.

Payment of awards will be made as soon as practicable after our Compensation Committee certifies that one or more of the applicable performance criteria have been attained. Our Compensation Committee will determine whether any award under the Annual Incentive Plan will be paid in cash, stock or other awards under the Omnibus Equity Incentive Plan, or in a combination of cash, stock, and other awards, including conditioning the vesting of such shares or other awards on the performance of additional service.

The maximum award amount payable per fiscal year under the Annual Incentive Plan is $5,000,000. Our Compensation Committee has the discretion to reduce awards under the Annual Incentive Plan for any reason or increase awards to employees whose compensation is not subject to Section 162(m) of the Code. Awards to employees whose compensation is subject to Section 162(m) of the Code cannot be increased beyond the maximum award.

Unless otherwise determined by our Compensation Committee when the performance criteria are selected, any participant in the Annual Incentive Plan whose employment terminates will forfeit all rights to any unpaid award. However, (i) if a participant’s employment terminates due to death, disability, or retirement, our Compensation Committee may pay a partial award to the participant with respect to the portion of the performance period prior to the participant’s termination of employment and (ii) if the participant’s employment terminates for any reason prior to payment of the Annual Incentive Plan award, our Compensation Committee may waive the forfeiture feature, but may not waive the requirement to satisfy the performance criteria for participants whose compensation is subject to Section 162(m) of the Code. However, if the Section 162(m) does not apply to the plan prior to the 2016 meeting of shareholders, the Compensation Committee has the discretion to waive both the forfeiture feature and the requirements for satisfaction of the performance criteria.

The Company may cancel or reduce, or require a participant to forfeit and disgorge to the Company or reimburse the Company for, any awards granted or vested and any gains earned or accrued, due to the exercise, vesting or settlement of awards or sale of any common stock pursuant to an award under the plan, to the extent permitted or required by applicable law, regulation or stock exchange rule in effect on or after the effective date of the plan.

The Board or the Committee may at any time amend, suspend, discontinue or terminate the Annual Incentive Plan, provided, however, that such action shall not be effective without the approval of the shareholders of the Company to the extent necessary to continue to qualify the amounts payable to employees as performance-based compensation under Section 162(m) of the Code.

Employee Stock Purchase Plan

The Board has adopted an Employee Stock Purchase Plan (the “ESPP”) that is intended to qualify for favorable tax treatment under Sections 421 and 423 of the Code. 430,069 shares of our common stock will be available for issuance under the ESPP. Under the ESPP, eligible Gogo employees (generally employees working more than 20 hours a week as of the beginning of the offering period) may purchase common stock, subject to IRS limits, during pre-specified offering periods at a discount established by the Compensation Committee not to exceed 15% of the fair market value of the common stock at the beginning or end of the offering period (whichever is lower). No decision has been made to date as to when offering periods shall commence under the ESPP, although the first offering period would not commence earlier than the day on which the offering is completed. If, after its adoption, the ESPP were to commence one or more offering periods, our executive officers would participate in the ESPP on the same terms and conditions as all other participating employees.

Compensation Committee Interlocks and Insider Participation

Lawrence N. Lavine, Oakleigh Thorne and Charles C. Townsend served as the members of our Compensation Committee in 2012. None of the members of our Compensation Committee is an officer or employee of our Company. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee. Certain current and former members of our Compensation Committee (and/or certain entities affiliated with certain members) are parties to the stockholders’ agreement referred to under “Certain Relationships and Related Party Transactions—Related Party Transactions—Current Stockholders’ Agreement,” as well as the registration rights agreement described under “Description of Capital Stock.”

PRINCIPAL STOCKHOLDERS

The following table summarizes the beneficial ownership of our common stock as of May 31, 2013 for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers (as of the consummation of this offering) as a group.

In accordance with SEC rules, beneficial ownership includes sole or shared voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of the determination date, which in the case of the following table is May 31, 2013. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. Under these rules, one or more persons may be a deemed beneficial owner of the same securities and a person may be deemed a beneficial owner of securities to which such person has no economic interest. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The information set forth under the column header “Shares Beneficially Owned Prior to the Offering” in the table below is based on 71,587,493 shares of common stock outstanding as of May 31, 2013, (i) assuming the conversion of all outstanding shares of our Class A Senior Convertible Preferred Stock, Class B Senior Convertible Preferred Stock and Junior Convertible Preferred Stock (including Class A and Class B senior convertible preferred stock return) to common stock in connection with this offering, which reflects the impact of increases in the stated capital of our Class A Senior Convertible Preferred Stock and Class B Senior Convertible Preferred Stock from March 31, 2012 through May 31, 2013 due to the accrual of dividends paid-in-kind and (ii) including 821,412 shares of common stock issued to AC Management LLC (the “AC Management Shares”), an affiliate of the Company whose units are owned by members of our management. The information set forth under the column headers “Shares Beneficially Owned After the Offering (Assuming No Exercise of the Overallotment Option)” and “Shares Beneficially Owned After the Offering (Assuming the Overallotment Option is Exercised in Full)” is based on 86,013,813 shares of common stock outstanding after the closing of this offering (i) assuming the conversion on an assumed closing date of June 25, 2013 of all outstanding shares of our Class A Senior Convertible Preferred Stock, Class B Senior Convertible Preferred Stock and Junior Convertible Preferred Stock to common stock in connection with this offering, which reflects the impact of increases in the stated capital of our Class A Senior Convertible Preferred Stock and Class B Senior Convertible Preferred Stock from March 31, 2012 through June 25, 2013 due to the accrual of dividends paid-in-kind and (ii) including the AC Management Shares.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of the shares of our common stock. Except as otherwise noted below, the address for each individual listed on the table is c/o Gogo Inc. 1250 N. Arlington Heights Rd., Suite 500, Itasca, IL 60143.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering (Assuming No Exercise of the Overallotment Option)		Shares Beneficially Owned After the Offering (Assuming the Overallotment Option is Exercised in Full)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders
Entities affiliated with Ripplewood Holdings(1)	27,183,354	38.0%	27,842,717	32.4%	27,842,717	31.8%
Oakleigh Thorne and affiliated entities(2)	24,211,943	33.8%	24,831,351	28.9%	24,831,351	28.3%
AC Partners LLLP(3)	4,096,090	5.7%	4,096,090	4.8%	4,096,090	4.7%
Directors and Named Executive Officers
Ronald T. LeMay(4)(6)(7)	2,282,772	3.2%	2,706,513	3.1%	2,706,513	3.1%
Michael Small(7)	945,731	1.3%	958,674	1.1%	958,674	1.1%
Norman Smagley(7)	82,400	0.1%	82,400	0.1%	82,400	0.1%
Ash ElDifrawi(7)	115,875	0.2%	115,875	0.1%	115,875	0.1%
John B. Happ(6)(7)	54,590	0.1%	54,590	0.1%	54,590	0.1%
John Wade(6)(7)	86,520	0.1%	86,520	0.1%	86,520	0.1%
Timothy C. Collins(1)	27,183,354	38.0%	27,842,717	32.4%	27,842,717	31.8%
Robert L. Crandall(6)(7)	32,455	*	32,455	*	32,455	*
Clive R. Hollick	—	—	—	—	—	—
Lawrence N. Lavine(5)	—	—	—	—	—	—
Christopher Minnetian(5)	—	—	—	—	—	—
Robert H. Mundheim(8)	46,000	0.1%	46,000	0.1%	46,000	0.1%
Oakleigh Thorne(2)	24,211,943	33.8%	24,831,351	28.9%	24,831,351	28.3%
Charles C. Townsend	1,416,774	2.0%	1,719,663	2.0%	1,719,663	2.0%
Harris N. Williams(5)	—	—	—	—	—	—
All directors and executive officers as a group (23 persons)(6)(7)	56,802,874	77.2%	58,824,686	66.9%	58,824,686	65.6%

*	Less than 0.1%

(1)

Represents shares of our common stock held by AC Acquisition I LLC and AC Acquisition II LLC, collectively the Ripplewood Holdings funds. Excludes shares of our common stock owned by other parties to the current stockholders’ agreement prior to the offering of which Ripplewood Holdings may be deemed to share beneficial ownership. The address for each of the Ripplewood entities is c/o Ripplewood Holdings Inc., One Rockefeller Plaza, 32nd Floor, New York, NY 10020.

(2)	Includes, for purposes of beneficial ownership prior to the offering and beneficial ownership after the offering, respectively, 156,252 and 157,437 shares of our common stock held by the Oakleigh B. Thorne 2013 2-Year Annuity Trust, 52,484 and 53,405 shares of our common stock held by the Oakleigh B. Thorne 2012 2-Year Annuity Trust, 52,484 and 53,905 shares of our common stock held by the Oakleigh B. Thorne May 2012 2-Year Annuity Trust and 287,841 and 289,028 shares of our common stock held by the Oakleigh B. Thorne September 2012 2-Year Annuity Trust.

Includes, for purposes of beneficial ownership prior to the offering and beneficial ownership after the offering, respectively, 414,665 and 423,339 shares of our common stock held by the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, 414,665 and 420,265 shares of our common stock held by the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, 1,209,569 and 1,242,420 shares of our common stock held by the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76 and 383,596 and 387,939 shares of our common stock held by the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust. Mr. Thorne is a co-trustee of each of the foregoing trusts and each of the trusts have entered into a service agreement with Thorndale Farm, LLC, of which Mr. Thorne is the CEO. As such, Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Includes, for purposes of beneficial ownership prior to the offering and beneficial ownership after the offering, respectively, 2,796,293 and 2,868,295 shares of our common stock held by the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, 2,457,746 and 2,457,747 shares of our common stock held by the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, 881,882 and 1,016,931 shares of our common stock held by the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, 1,040,198 and 1,134,212 shares of our common stock held by the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, 586,211 and 667,920 shares of our common stock held by the Oakleigh B. Thorne Dynasty Trust 2011 and 239,744 and 270,347 shares of our common stock held by the Charlotte Bordeaux Dynasty Trust 2011. Mr. Thorne is the co-trustee of each of the foregoing trusts and as such may be deemed to have beneficial ownership of the shares held by such trusts. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Includes, for purposes of beneficial ownership prior to the offering and beneficial ownership after the offering, respectively, 280,613 and 331,025 shares of our common stock held by the Oakleigh B. Thorne 2011 3-Year Annuity Trust and 735,319 and 760,597 shares of our common stock held by the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997. Mr. Thorne is the trustee of each of the foregoing trusts and as such may be deemed to have beneficial ownership of the shares held by such trusts. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Includes, for purposes of beneficial ownership prior to the offering and beneficial ownership after the offering, respectively, 5,808,505 and 5,832,467 shares of our common stock held by TACA Thorne LLC and 5,738,381 and 5,762,054 shares of our common stock held by TACA II Thorne LLC. The shares owned directly by each of TACA Thorne LLC and TACA II Thorne LLC are beneficially owned indirectly by OTAC (Thorne) LLC, the managing member of TACA Thorne LLC and TACA II Thorne LLC. Mr. Thorne is the manager and sole member of OTAC LLC and as such may be deemed to have beneficial ownership of the shares held by TACA Thorne LLC and TACA II Thorne LLC. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Includes, for purposes of beneficial ownership prior to the offering and beneficial ownership after the offering, respectively, 9,016 and 10,459 shares of our common stock held by Irene Banning, 31,069 and 35,401 shares held by Pauline Joerger, 137,943 and 146,115 shares of our common stock held by the Oakleigh Thorne GST Trust III, 102,873 and 106,506 shares of our common stock held by the Eliza Thorne Blue Revocable Trust, 86,871 and 87,230 shares of our common stock held by Henry F. Thorne, 86,871 and 87,230 shares of our common stock held by the Jonathan Thorne Revocable Trust and 85,278 and 91,423 shares of our common stock held by Jonathan Thorne. Each of the foregoing holders has entered into a service agreement with Thorndale Farm, LLC, of which Mr. Thorne is the CEO. As such, Mr. Thorne may be deemed to have beneficial ownership of the shares held by such entities. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Excludes shares of our common stock held by AC Partners LLLP of which Mr. Thorne may be deemed to share beneficial ownership. Blumenstein/Thorne Information Partners II, L.P. and Blumenstein/Thorne Aircell Partners, L.P. are each the general partner of AC Partners LLLP and as such may be deemed to have beneficial ownership of the shares held by AC Partners LLLP. Blumenstein/Thorne Information Partners L.L.C. is the general partner of Blumenstein/Thorne Information Partners II, L.P., Blumenstein/Thorne Aircell Partners, L.P. and BTIP II 2008, L.P. Mr. Thorne holds a 50% voting interest in Blumenstein/Thorne Information Partners L.L.C. and as such may be deemed to share beneficial ownership. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Excludes shares of our common stock owned by other parties to the current stockholders’ agreement prior to the offering of which the Thorne Entities may be deemed to share beneficial ownership. Mr. Thorne is a director of Gogo and co-Founder of Blumenstein/Thorne Information Partners, L.L.C.

The address of each of the foregoing persons or entities is c/o Thorndale Farm, LLC, PO Box 258, Millbrook, NY 12545.

(3)	Excludes shares of our common stock held by parties to the current stockholders’ agreement of which AC Partners LLLP may be deemed to share beneficial ownership. The address for AC Partners LLLP is c/o Blumenstein/Thorne Information Partners II, L.P., PO Box 258, Millbrook, NY 12545.

(4)	Excludes shares of our common stock held by parties to the current stockholders’ agreement of which Mr. LeMay may be deemed to share beneficial ownership. Mr. LeMay disclaims beneficial ownership of the shares held by the parties to the current stockholders’ agreement.

(5)	Excludes shares of our common stock held by the Ripplewood Holdings funds, each an affiliate of Ripplewood Holdings, of which they may be deemed to share beneficial ownership. Messrs. Lavine, Minnetian and Williams are directors of Gogo and managing directors of Ripplewood Holdings L.L.C. Such persons disclaim beneficial ownership of the shares held by the Ripplewood Holdings funds.

(6)	Excludes the director or officer’s proportionate interest in the following number of shares held by AC Management LLC: Mr. LeMay, 282,411 shares; Mr. Crandall, 8,069 shares; Mr. Happ, 13,449 shares; Mr. Wade, 6,052 shares; all directors and officers as a group, 343,264 shares.

(7)	Includes shares of our common stock issuable upon the exercise of options granted pursuant to our Stock Option Plan, which were unexercised as of May 31, 2013 but were exercisable within a period of 60 days from such date. These amounts include the following number of shares of our common stock for the following individuals: Mr. LeMay 344,329; Mr. Small 886,521; Mr. Smagley 82,400; Mr. ElDifrawi 115,875; Mr. Happ 54,590; Mr. Wade 86,520; Mr. Crandall 32,445; all executive officers and directors as a group 1,948,348.

(8)	Excludes shares of our common stock held by parties to the current stockholders’ agreement of which Mr. Mundheim may be deemed to share beneficial ownership. Mr. Mundheim disclaims beneficial ownership of the shares held by the parties to the current stockholders’ agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Transactions with Related Persons

Upon completion of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our Audit Committee, another independent committee of our Board or the full Board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transactions policy will be available on our website.

Related Party Transactions

In addition to the registration rights agreement described elsewhere in this prospectus (see “Description of Capital Stock”), the following is a description of each transaction and series of transactions since January 1, 2010 and each currently proposed transaction to which we were a party or will be a party in which:

•	the amounts involved exceed or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our common stock or our preferred stock, or any member of their immediate family or person sharing their household, had or will have a direct or indirect material interest.

Employment Agreements and Indemnification Agreements

The Company is party to various employment agreements with its directors and executive officers. See “Executive Compensation—Compensation Discussion and Analysis—Employment Agreements” for more information regarding these employment agreements.

Prior to the completion of this offering, we plan to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. See “Description of Capital Stock—Limitations on Liability and Indemnification” for more information regarding these agreements.

Current Stockholders’ Agreement

All owners of shares of our company’s stock are parties to the current stockholders’ agreement, dated as of December 31, 2009, as subsequently amended. The current stockholders’ agreement contains, among other things, provisions relating to the company’s governance, transfer restrictions, tag-along rights, drag-along rights, preemptive rights, related party transaction procedures and confidentiality restrictions. The current stockholders’ agreement also provides that certain stockholders have the right to appoint certain members of the company’s board of directors, provided that those stockholders maintain minimum ownership requirements of the company’s common stock. The current stockholders’ agreement will terminate in accordance with its terms upon the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 shares of undesignated preferred stock, par value $0.01 per share. Upon the closing of this offering there will be 86,013,813 shares of our common stock issued and outstanding not including 4,852,536 shares of our common stock issuable upon exercise of outstanding stock options as of June 5, 2013 and 821,412 shares of common stock held by AC Management LLC, an affiliate of the Company whose units are owned by members of our management.

The following descriptions of our capital stock, amended and restated certificate of incorporation and amended and restated bylaws are intended as summaries only and are qualified in their entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering and are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•

to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Any dividends declared on the common stock will not be cumulative.

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. Except as otherwise required by law, holders of the common stock will not be entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock if the holders of the affected series are entitled to vote on such amendment or certificate of designation under the certificate of incorporation.

Before the date of this prospectus, there has been no public market for our common stock.

Preferred Stock

Upon completion of this offering, under our amended and restated certificate of incorporation, our Board of Directors will have the authority, without further action by our stockholders, except as described below, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the Board of Directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Registration Rights

On December 31, 2009, we entered into a registration rights agreement, or the “Registration Rights Agreement,” with certain of our stockholders party thereto. The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions and certain counsel or advisor fees as described therein, of the shares registered pursuant to the demand and piggyback registrations described below.

The demand and piggyback registration rights described below will commence 180 days after the closing of this offering and with respect to shareholders who held our Class A Senior Convertible Preferred Stock prior to it being converted into our common stock will be in effect for the following eighteen months, while the registration rights for our other stockholders with such rights shall continue perpetually. We are not required to effect more than two demand registrations in any 12-month period or any demand registration within 180 days following the date of effectiveness of any other Registration Statement. If the Board of Directors (or an authorized committee thereof), in its reasonable good faith judgment determines that the filing of a Registration Statement will materially affect a significant transaction or would force the company to disclose confidential information which is adverse to the Company’s interest, then the Board of Directors may delay a required Registration Filing for periods of up to 90 days, so long as the periods do not aggregate to more than 120 days in a twelve-month period. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights. Under the terms of the Registration Rights Agreement, the holders of 67,528,200 shares of our common stock may, under certain circumstances and provided they meet certain thresholds described in the Registration Rights Agreement, make a written request to us for the registration of the offer and sale of all or part of the shares subject to such registration rights, or Registrable Securities. If we are eligible to file a registration statement on Form S-3 or any successor form with similar “short-form” disclosure requirements, the holders of Registrable Securities may make a written request to us for the registration of the offer and sale of all or part of the Registrable Securities provided that the Registrable Securities to be registered under such short-form registration have an aggregate market value, based upon the offering price to the public, equal to at least $15.0 million.

Piggyback Registration Rights. If we register the offer and sale of any of our securities (other than a registration statement relating to an initial public offering or on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of the Company pursuant to any employee benefit plan, respectively) either on our behalf or on the behalf of other security holders, the holders of the Registrable Securities under the Registration Rights Agreement are entitled to include their Registrable Securities in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of Registrable Securities included in the underwritten offering if the underwriters believe that including these shares would have a materially adverse effect on the offering. If the number of Registrable Securities is limited by the managing underwriter, the securities to be included first in the registration will depend on whether we or certain holders of our securities initiate the Piggyback registration. If we initiate the Piggyback registration, we are required to include in the offering (i) first, the securities we propose to sell and

(ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder. If the holder of Registrable Securities initiates the Piggyback registration, it is required to include in the offering (i) first, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder and (ii) second, the securities we propose to sell.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

The provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Classified Board of Directors. Upon completion of this offering, in accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our Board of Directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of our voting stock, and that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by the chairman of our Board of Directors or by a resolution adopted by a majority of our Board of Directors. Stockholders will not be permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our Board request the calling of a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the Board of Directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our amended and restated bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or 60 days after such anniversary date, we must receive the notice not later than the close of business on the fifth day following the day on which we provide the notice or public disclosure of the date of the meeting. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•

a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•

if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

•

such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors;

•	if applicable, the consent of each nominee to serve as a director if elected; and

•	such other information that the board of directors may request in its discretion.

Limited Ownership by Foreign Entities

The Communications Act and FCC regulations impose restrictions on foreign ownership of FCC licensees. These requirements generally forbid more than 20% ownership or control of an FCC licensee by non-U.S. citizens directly and more than 25% ownership of a licensee indirectly (e.g., through a parent company) by non-U.S. citizens. Since we serve as a holding company for our FCC licensee subsidiary, AC BidCo LLC, we are effectively restricted from having more than 25% of our stock owned or voted directly or indirectly by foreign individuals or entities, including corporations, partnerships or limited liability companies. The FCC may, in certain circumstances and upon application for prior approval by the FCC, authorize foreign ownership in the licensee’s parent in excess of these percentages if the FCC finds it to be in the public interest. Our corporate charter and bylaws include provisions that permit our board of directors to take certain actions in order to comply with FCC regulations regarding foreign ownership, including but not limited to, a right to redeem shares of common stock from non-U.S. citizens.

To the extent necessary to comply with the Communications Act and FCC rules and policies, our board of directors may (i) redeem shares of our common stock sufficient to eliminate any violation of FCC rules and regulations on the terms and conditions set forth in our amended and restated certificate of incorporation; (ii) take any action it believes necessary to prohibit the ownership or voting of more than 25% of our outstanding capital stock in the aggregate by or for the account of non-United States citizens or their representatives or by a foreign government or representative thereof or by any entity organized under the laws of a foreign country (collectively, “Aliens”), or by any other entity (a) that is subject to or deemed to be subject to control by Aliens on a de jure or de facto basis or (b) owned by, or held for the benefit of Aliens in a manner that would cause Gogo Inc. or AC BidCo LLC to be in violation of the Communications Act or FCC regulations; (iii) prohibit any transfer of our stock which we believe could cause more than 25% of our outstanding capital stock in the aggregate to be owned or voted by or for persons or entities identified in the foregoing clause (i); and (iv) prohibit the ownership, voting or transfer of any portion of our outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause Gogo Inc. or AC BidCo LLC to violate or would otherwise result in violation of any provision of the Communications Act or FCC regulations.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated bylaws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law and other applicable law, except in the case of a proceeding instituted by the director without the approval of our Board. Our amended and restated bylaws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Prior to the completion of this offering, we expect to enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreement will provide our directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Market Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “GOGO.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be ComputerShare Trust Company, N.A.

SHARES AVAILABLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering, 86,013,813 shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 75,013,813 shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-up Agreements

All of our directors and executive officers and the holders of substantially all of our securities have signed lock-up agreements under which they have agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of each of (i) our board of directors and (ii) only following the prior written consent of our board of directors, Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus. In addition, any shares of common stock purchased by participants in our directed share program pursuant to which the underwriters have reserved, at our request, up to 5% of the common stock offered by this prospectus for sale to our employees, will be subject to a 180-day lock-up restriction. These agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Approximately 2% of our common stock outstanding as of May 31, 2013 that is not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, and subject to the lock up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 860,138 shares immediately after this offering, assuming an initial public offering price of $16.00 per share (which is the mid-point of the price range set forth on the cover page of this prospectus); and

•

the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Equity Incentive Plans

Prior to completion of this offering, we had two employee share-based incentive plans: AC Management LLC Plan and The Aircell Holdings Inc. Stock Option Plan. We have adopted a new omnibus equity incentive plan and a new employee stock purchase plan that will become effective prior to the completion of this offering to enable the Company to better align our compensation programs with those typical of companies with publicly traded securities

As of June 5, 2013, we had outstanding 4,852,536 options to purchase shares of common stock, of which 2,416,998 options to purchase shares of common stock were vested, and 821,412 shares were held under the AC Management LLC Plan. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issuable upon exercise of outstanding options as well as all shares of our common stock reserved for future issuance under our equity plans. Please see “Executive Compensation—Incentive Plans” for additional information regarding these plans. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately 87% shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, brokers, dealers or traders in securities, commodities or currencies or other Non-U.S. Holders that mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, controlled foreign corporations, passive foreign investment companies, tax-exempt entities, certain former citizens or residents of the United States, persons deemed to sell our common stock under the constructive sale provisions of the Code, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business within the United States; or

•

a trust unless (i) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner and upon certain determinations made at the partner level. Any such entity should consult its own tax advisor regarding the U.S. federal tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE, GIFT AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

As described in the section entitled “Dividend Policy,” we do not currently expect to declare or pay dividends on our common stock for the foreseeable future. If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of a share of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in such share of our common stock, and then as gain realized on the sale or other disposition of the common stock and will be treated as described under the section entitled “—Sale, Exchange or Other Disposition of Common Stock” below.

Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder and are not effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”) Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent prior to the payment of the dividends. Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder (and, if required by an applicable tax treaty that a Non-U.S. Holder relies upon, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

The discussion above is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the sale, exchange or other disposition of our common stock unless:

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five year period ending on the date of such sale, exchange or disposition and (ii) such Non-U.S. Holder’s holding period with respect to our common stock, and certain other conditions are met;

•

such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on all or a portion of its effectively connected earnings and profits for the taxable year, subject to certain adjustments; or

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or disposition and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that we are, and we do not presently anticipate that we will become, a United States real property holding corporation.

The discussion above is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance provisions of the Code (“FATCA”) a withholding tax of 30% will be imposed on payments of (a) dividends on our common stock on or after January 1, 2014, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017, in certain circumstances. In the case of payments made to a “foreign financial institution” (as defined in the Code), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) an agreement with the U.S. government (a “FATCA Agreement”) or (ii) is required by applicable foreign law enacted in connection with a FATCA-related intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), in either case, to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding such foreign financial institution’s United States accounts (as defined in a FATCA Agreement or IGA, as applicable). In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial United States owners,” as defined in the Code (generally, any “specified United States person” (as defined in the Code) that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial” United States owners. If our common stock is held through a foreign financial institution that enters into a FATCA Agreement, such foreign financial institution generally will be required to withhold tax on payments of dividends and proceeds described above made to (x) an account holder (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into a FATCA Agreement unless such foreign financial institution is not required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder, the name and address of the recipient and the amount of any tax withheld from such payments must be reported annually to the IRS and to such Non-U.S. Holder. In addition, separate information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of his or her death will be included in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and UBS Securities LLC are acting as joint bookrunners and Morgan Stanley & Co. LLC is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
UBS Securities LLC
Allen & Company LLC
Evercore Group L.L.C.
William Blair & Company, L.L.C.

Total	11,000,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior contract for sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters’ over-allotment described below, the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,650,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,650,000 shares of common stock.

Total
	Share		No Exercise		Full Exercise
Public offering price		$		$		$
Underwriting discounts and commissions to be paid by us	$		$		$
Proceeds, before expenses, to us		$		$		$

The estimated offering expenses being paid by us, exclusive of the underwriting discounts and commissions, are approximately $1.8 million.

We have also agreed to reimburse the underwriters for portions of their expenses in an amount up to $30,000 as set forth in the underwriting agreement.

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “GOGO.”

At our request, the underwriters have reserved up to 5% of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our employees. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

We and all directors and officers and the holders of substantially all of our outstanding stock, and stock options have agreed that, without the prior written consent of each of (i) our board of directors and (ii) only following the prior written consent of our board of directors, Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of each of (i) our board of directors and (ii) only following the prior written consent of our board of directors, Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the initial offering of the shares of common stock, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift, by will or by intestacy;

•	distributions of shares of common stock or any security convertible into common stock to general or limited partners, members or stockholders of those persons subject to such restrictions;

•

transfers of shares of common stock or any security convertible into common stock to partnerships or limited liability companies for the benefit of the immediate family of those subject to a lock-up agreement and the partners and members of which are only such persons and the immediate family of such persons;

•	transfers of shares of common stock or any security convertible into common stock to affiliates of those subject to a lock-up agreement;

•

distributions of shares of common stock or any security convertible into common stock to any trust for the direct or indirect benefit of those subject to a lock-up agreement or the immediate family of such persons or to a trustor or beneficiary of such trust;

•

dispositions of shares of common stock to us (A) to satisfy tax withholding obligations in connection with the exercise of options to purchase common stock or (B) in connection with our rights to redeem or cause the disposition of shares of common stock in order to ensure our compliance with the Communications Act;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of us or any person subject to such restrictions; or

•

transfers of shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of us, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by such person shall remain subject to the restrictions contained in the lock-up agreement.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters may from time to time in the future provide us with investment banking, financial advisory or other services for which they may receive customary compensation. For example, affiliates of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are arrangers and, in the case of Morgan Stanley & Co. LLC, agents, under the Amended Senior Term Facility.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price will be the future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Various legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, District of Columbia.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto because some parts have been omitted in accordance with the rules and regulations of the SEC. You will find additional information about us and the common stock being sold in this offering in the registration statement and the exhibits thereto. For further information with respect to the Company and the common stock being sold in this offering, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Copies of the registration statement, including the exhibits and schedules thereto, are also available at your request, without charge, from Gogo Inc., 1250 North Arlington Heights Rd., Suite 500, Itasca, IL 60143.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website (www.gogoair.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. None of the information contained on, or that may be accessed through our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

Gogo Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheet

(in thousands, except share and per share data)

	March 31, 2013	Pro forma March 31, 2013 (Note 1)
Assets
Current assets:
Cash and cash equivalents	$77,960	$77,960
Restricted cash	215	215
Accounts receivable, net of allowances of $151	25,694	25,694
Inventories	13,401	13,401
Prepaid expenses and other current assets	6,830	6,830

Total current assets	124,100	124,100

Non-current assets:
Property and equipment, net	213,567	213,567
Intangible assets, net	57,896	57,896
Goodwill	620	620
Long-term restricted cash	640	640
Deferred financing costs	8,851	8,851
Other non-current assets	13,524	13,524

Total non-current assets	295,098	295,098

Total assets	$419,198	$419,198

Liabilities and Stockholders’ deficit
Current liabilities:
Accounts payable	$18,923	$18,923
Accrued liabilities	38,171	38,171
Deferred revenue	6,983	6,983
Deferred airborne lease incentives	6,960	6,960
Current portion of long-term debt and capital leases	4,091	4,091

Total current liabilities	75,128	75,128

Non-current liabilities:
Deferred airborne lease incentives	45,586	45,586
Deferred rent	3,983	3,983
Deferred tax liabilities	5,150	5,150
Long-term debt	130,480	130,480
Asset retirement obligations	2,778	2,778
Other non-current liabilities	1,068	1,068

Total non-current liabilities	189,045	189,045

Total liabilities	264,173	264,173

Commitments and contingencies
Redeemable preferred stock
Class A senior convertible preferred stock, par value $0.01 per share; 15,000 shares authorized at March 31, 2013; 14,126 shares issued and outstanding at March 31, 2013	180,367	—
Class B senior convertible preferred stock, par value $0.01 per share; 30,000 shares authorized at March 31, 2013; 22,488 shares issued and outstanding at March 31, 2013	295,051	—
Junior convertible preferred stock, par value $0.01 per share; 20,000 shares authorized at March 31, 2013; 19,070 shares issued and outstanding at March 31, 2013	156,933	—

Total preferred stock	632,351	—

Stockholders’ deficit
Common stock, par value $0.0001 per share; 103,000,000 shares authorized at March 31, 2013; 7,631,789 and 74,276,984 shares issued at March 31, 2013 and pro forma March 31, 2013, respectively; and 6,810,377 and 73,455,572 shares outstanding at March 31, 2013 and pro forma March 31, 2013, respectively	—	7
Additional paid-in-capital	10,100	693,527
Accumulated other comprehensive loss	(109)	(109)
Accumulated deficit	(487,317)	(538,400)

Total stockholders’ equity (deficit)	(477,326)	155,025

Total liabilities and stockholders’ equity (deficit)	$419,198	$419,198

See the Notes to Unaudited Condensed Consolidated Financial Statements

Gogo Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	For the Three Months Ended March 31,
	2013	2012
Revenue:
Service revenue	$54,935	$36,415
Equipment revenue	15,819	17,858

Total revenue	70,754	54,273
Operating expenses:
Cost of service revenue (exclusive of items shown below)	25,970	17,828
Cost of equipment revenue (exclusive of items shown below)	7,729	7,474
Engineering, design and development	12,285	7,574
Sales and marketing	6,630	5,790
General and administrative	14,595	11,650
Depreciation and amortization	13,845	8,265

Total operating expenses	81,054	58,581

Operating loss	(10,300)	(4,308)

Other (income) expense:
Interest income	(19)	(10)
Interest expense	3,920	69
Fair value derivative adjustment	—	(1,127)
Other expense	1	—

Total other (income) expense	3,902	(1,068)

Loss before incomes taxes	(14,202)	(3,240)
Income tax provision	275	226

Net loss	(14,477)	(3,466)
Class A and Class B senior convertible preferred stock return	(15,283)	(11,528)
Accretion of preferred stock	(2,690)	(2,586)

Net loss attributable to common stock	$(32,450)	$(17,580)

Net loss attributable to common stock per share—basic and diluted	$(4.77)	$(2.59)

Weighted average number of shares—basic and diluted	6,802	6,798

Pro forma net loss attributable to common stock per share—basic and diluted	$(0.21)

Pro forma weighted average number of shares—basic and diluted	68,522

See the Notes to Unaudited Condensed Consolidated Financial Statements

Gogo Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	For the Three Months Ended March 31,
	2013	2012
Net loss	$(14,477)	$(3,466)
Currency translation adjustments, net of tax	(89)	—

Comprehensive loss	$(14,566)	$(3,466)

See the Notes to Unaudited Condensed Consolidated Financial Statements

Gogo Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the Three Months Ended March 31,
	2013	2012
Operating activities:
Net loss	$(14,477)	$(3,466)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	13,845	8,265
Fair value derivative adjustment	—	(1,127)
Loss on asset disposals/abandonments	50	313
Deferred income taxes	201	201
Stock compensation expense	878	849
Amortization of deferred financing costs	386	—
Changes in operating assets and liabilities:
Accounts receivable	(1,441)	3,689
Inventories	(1,252)	989
Prepaid expenses and other current assets	(688)	(144)
Other non-current assets	271	42
Accounts payable	1,406	(74)
Accrued liabilities	(4,633)	(3,409)
Deferred airborne lease incentives	4,786	4,527
Deferred revenue	320	478
Deferred rent	(29)	608
Other non-current liabilities	93	152

Net cash provided by (used in) operating activities	(284)	11,893

Investing activities:
Proceeds from the sale of property and equipment	85	—
Purchases of property and equipment	(29,390)	(10,001)
Acquisition of intangible assets—capitalized software	(4,108)	(3,738)

Net cash used in investing activities	(33,413)	(13,739)

Financing activities:
Payment of debt including capital leases	(1,021)	(154)
Payment of equity financing costs	—	(689)
Other	112	—

Net cash used in financing activities	(909)	(843)

Effect of exchange rate changes on cash	(10)	—
Decrease in cash and cash equivalents	(34,616)	(2,689)
Cash and cash equivalents at beginning of period	112,576	42,591

Cash and cash equivalents at end of period	$77,960	$39,902

Supplemental Cash Flow Information:
Cash paid for interest	$3,670	$63
Cash paid for taxes	14	—
Noncash Investing and Financing Activities:
Purchases of property and equipment in current liabilities	$18,189	$7,679
Purchases of property and equipment paid by commercial airlines	1,800	1,069
Acquisition of intangible assets—capitalized in current liabilities	630	858
Asset retirement obligation incurred	66	19
Class A and Class B senior convertible preferred stock return	15,283	11,528
Accretion of preferred stock	2,690	2,586
Equity financing costs	411	240

See the Notes to Unaudited Condensed Consolidated Financial Statements

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

The Business—Gogo Inc. (“we, us, our,” etc.) is a holding company, which through its operating subsidiaries is a provider of in-flight connectivity and wireless in-cabin digital entertainment solutions. Effective January 1, 2013, we realigned our operating segments into the following three segments: Commercial Aviation North America or “CA-NA,” Commercial Aviation Rest of World or “CA-ROW” and Business Aviation or “BA”. We previously reported three segments: commercial aviation or CA, International, and BA. The realignment is intended to better align our reporting structure to the way in which we manage our business. The BA segment was not impacted by the realignment. Prior period segment disclosures have been restated to conform to the current year presentation. Our CA-NA business provides “Gogo®” branded in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers flying routes that begin and end within North America, which for this purpose includes the continental United States (including Alaska), Canada and Mexico. Through our CA-ROW we intend to provide in-flight connectivity and wireless digital entertainment solutions to passengers flying on foreign-based commercial airlines and international flights of U.S.-based commercial airlines. This includes routes that begin or end outside of North America (as defined above) for which our international service is provided. Our CA-ROW business is in the start-up phase as we initiated our international expansion efforts in the first quarter of 2012. Our BA business sells equipment for in-flight telecommunications and provides in-flight internet connectivity and other voice and data communications products and services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through our strategic alliances with satellite companies.

On December 23, 2011 we filed a Registration Statement on Form S-1 to commence our initial public offering process.

Basis of Presentation—The accompanying unaudited condensed consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conformity with Article 10 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, they do not include all the information and notes required by GAAP for complete financial statements and should be read in conjunction with our annual consolidated financial statements and the notes thereto.

In the opinion of management, all adjustments considered necessary for a fair presentation of the results of interim periods have been made. All adjustments are of a normal, recurring nature, except as otherwise disclosed. All inter-company transactions and balances have been eliminated. The unaudited condensed consolidated financial statements presented herein include the financial statements of our wholly-owned subsidiaries and our affiliate, AC Management LLC (“ACM”).

We are the managing member of ACM, an affiliate whose units are owned by members of management. ACM was established for the sole purpose of providing an ownership stake in us to members of management, and ACM’s transactions effectively represent a share-based compensation plan. Since we are the managing member of ACM and thereby control ACM, including controlling which members of management are granted ownership interests, ACM is included in our consolidated financial statements.

The results of operations and cash flows for the three month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2013.

On May 31, 2013, our Board of Directors authorized a 103 for 1 split of our common stock that became effective on June 17, 2013. These unaudited condensed consolidated financial statements give retroactive effect to the stock split.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates the significant estimates and bases such estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates.

Under agreements with certain of our airline partners to upgrade certain fleets to our new ATG-4 airborne equipment from our existing ATG airborne equipment, we reassessed the useful lives of the ATG component parts requiring replacement. As a result of our analysis, we shortened the useful lives of these component parts to be consistent with when the aircraft are expected to be upgraded under this retrofit program. The change in estimated useful lives related to this specific retrofit program resulted in $2.8 million increase in depreciation expense, which increased net loss per share by $0.41 per basic and fully diluted share, of accelerated depreciation recorded in the three month period ended March 31, 2013. We expect to incur an additional $3.7 million of accelerated depreciation through the third quarter of 2014. The weighted average useful life of our ATG component parts scheduled to be upgraded under this retrofit program before and after the analysis was seven years and 4.1 years, respectively. The useful lives of ATG component parts not scheduled to be upgraded as part of this retrofit program remained at seven years.

Comprehensive Income/Loss—Comprehensive income/loss for the three months ended March 31, 2013 is net loss plus unrealized losses on foreign currency translation adjustments.

Unaudited Pro Forma Condensed Consolidated Balance Sheet and Unaudited Pro Forma EPS—Upon the consummation of an initial public offering, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The March 31, 2013 pro forma unaudited condensed consolidated balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 66,645,195 shares of common stock.

The pro forma net loss attributable to common stock per share for the three months ended March 31, 2013 has been prepared assuming the conversion of the weighted average convertible preferred stock outstanding during 2013 into 61,719,940 shares of common stock.

As described in Note 3, “Preferred Stock and Common Stock” in our consolidated financial statements for the year ended December 31, 2012, the liquidation preference in our Class A Senior Convertible Preferred Stock provides for a minimum return upon a Deemed Liquidation Event, such as an initial public offering. The common shares issuable in connection with the liquidation preference minimum return upon the consummation of an initial public offering are included in the number of common shares above into which the preferred stock converts.

2. Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, FASB Finalizes New Disclosure Requirements for Reclassification Adjustments Out of AOCI (“ASU 2013-02”). This pronouncement adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). ASU 2013-02 is intended to help entities improve the transparency of changes in other comprehensive income (“OCI”) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. We adopted this guidance on January 1, 2013 which did not have a material impact on our financial position, results of operations or cash flows.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

3. Net Loss Per Share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the weighted-average number of common shares outstanding for the period. Our Class A Senior Convertible Preferred Stock (“Class A Preferred Stock”), Class B Senior Convertible Preferred Stock (“Class B Preferred Stock”) and Junior Convertible Preferred Stock (“Junior Preferred Stock”) are all considered participating securities requiring the two-class method to calculate basic and diluted earnings per share. In periods of a net loss attributable to common stock, the three classes of preferred stock are excluded from the computation of basic earnings per share due to the fact that they are not required to fund losses or the redemption amount is not reduced as a result of losses.

For the three month periods ended March 31, 2013 and 2012 all outstanding ACM units, stock options, and convertible preferred stock were excluded from the computation of diluted shares outstanding because they were anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share using the two-class method (in thousands, except per share amounts):

	For the Three Months Ended March 31,
	2013	2012
Net loss	$(14,477)	$(3,466)
Less: Preferred stock return	15,283	11,528
Less: Accretion of preferred stock	2,690	2,586

Undistributed earnings (losses)—basic	$(32,450)	$(17,580)

Allocation of undistributed earnings (losses) to participating security:
Common stock undistributed losses	$(32,450)	$(17,580)
Class A Preferred Stock undistributed losses	—	—
Class B Preferred Stock undistributed losses	—	—
Junior Preferred Stock undistributed losses	—	—

Undistributed earnings (losses)	$(32,450)	$(17,580)

Weighted-average common shares outstanding—basic and diluted	6,802	6,798

Net loss attributable to common stock per share—basic and diluted	$(4.77)	$(2.59)

4. Inventories

Inventories consist primarily of telecommunications systems and parts, and are recorded at the lower of cost (average cost) or market. We evaluate the need for write-downs associated with obsolete, slow-moving, and nonsalable inventory by reviewing net realizable inventory values on a periodic basis.

Inventories as of March 31, 2013, all of which were included within the BA segment, were as follows (in thousands):

March 31, 2013
Work-in-process component parts	$10,778
Finished goods	2,623

$13,401

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

5. Composition of Certain Balance Sheet Accounts

Property and equipment as of March 31, 2013 were as follows (in thousands):

March 31, 2013
Office equipment, furniture, and fixtures	$16,788
Leasehold improvements	7,207
Airborne equipment	182,597
Network equipment	102,078

308,670
Accumulated depreciation	(95,103)

Property and equipment, net	$213,567

Deferred financing costs as of March 31, 2013 were as follows (in thousands):

March 31, 2013
Debt issuance costs	$8,440
Equity financing costs	411

Total deferred financing costs	$8,851

Other non-current assets as of March 31, 2013 were as follows (in thousands):

March 31, 2013
Canadian ATG license payments (1)	$2,984
Deposits on satellite technology solutions equipment and airborne equipment	8,743
Other	1,797

Total other non-current assets	$13,524

(1)	See Note 18, “SkySurf” for further information.

Accrued Liabilities as of March 31, 2013 consist of the following (in thousands):

March 31, 2013
Employee benefits	$6,297
Airline revenue share	7,294
Property, use, sales, and income tax	2,468
Airborne installation costs	3,830
Airborne equipment	5,589
Other	12,693

Total accrued liabilities	$38,171

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

6. Intangible Assets

Our intangible assets are comprised of both indefinite and finite-lived intangible assets. Intangible assets with indefinite lives and goodwill are not amortized, but are reviewed for impairment at least annually or whenever events or circumstances indicate the carrying value of the asset may not be recoverable. We perform our annual impairment tests of our indefinite-lived intangible assets and goodwill during the fourth quarter of each fiscal year. We reevaluate the useful life of the Federal Communications Commission (the “FCC”) License each reporting period to determine whether events and circumstances continue to support an indefinite useful life. The results of our annual indefinite-lived intangible assets and goodwill impairment assessments in the fourth quarter of 2012 indicated no impairment.

Our finite-lived intangible assets, other than software, relate exclusively to our BA segment. We amortize our finite-lived intangible assets over their estimated useful lives. Our intangible assets, other than goodwill, as of March 31, 2013, were as follows (in thousands, except for weighted average remaining useful life):

	Weighted Average Remaining Useful Life (in years)	As of March 31, 2013
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Software	3.2	$60,360	$(36,871)	$23,489
Trademark/trade name	—	2,852	(2,852)	—
Aircell Axxess technology	1.8	4,129	(3,619)	510
OEM and dealer relationships	3.8	6,724	(4,146)	2,578
Service customer relationships	—	981	(981)	—

Total amortized intangible assets	3.2	75,046	(48,469)	26,577

Unamortized intangible assets:
FCC License		31,319	—	31,319

Total unamortized intangible assets		31,319	—	31,319

Total intangible assets		$106,365	$(48,469)	$57,896

Amortization expense for the three month periods ended March 31, 2013 and 2012 was $2.2 million and $1.7 million, respectively.

Amortization expense for the next five years and for the periods thereafter is estimated to be as follows (in thousands):

Years ending December 31,	Amortization Expense
2013 (period from April 1 to December 31)	$6,361
2014	$7,242
2015	$4,950
2016	$3,366
2017	$2,374
Thereafter	$2,284

Actual future amortization expense could differ from the estimated amount as the result of future investments and other factors.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

7. Warranties

Our BA segment provides warranties on parts and labor of our systems. Our warranty terms range from two to five years. Warranty reserves are established for costs that are estimated to be incurred after the sale, delivery, and installation of the products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other available evidence, and are included in accrued liabilities in our unaudited condensed consolidated balance sheet. Our warranty reserve balance was $0.9 million as of March 31, 2013.

8. Long-Term Debt and Other Liabilities

Senior Term Facility—On June 21, 2012, we borrowed $135.0 million under a five-year term loan that matures on June 21, 2017 (the “Senior Term Facility”), the terms of which are set forth in a Credit Agreement dated as of June 21, 2012 among Gogo Intermediate Holdings LLC (“GIH”), Aircell Business Aviation Services LLC (“ABAS”), and Gogo LLC, as borrowers, the lenders named therein, and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent. We received net cash proceeds of $125.4 million following the payment of debt issuance fees of $9.6 million. As of March 31, 2013 we had $132.5 million outstanding under the Senior Term Facility. We will use these proceeds for general corporate purposes, including funding for our international expansion to the extent permitted by the Senior Term Facility.

GIH, Gogo LLC and ABAS are the borrowers under the Senior Term Facility. The obligations of the borrowers under the Senior Term Facility are guaranteed by each of our direct and indirect wholly-owned domestic subsidiaries, in each case to the extent otherwise permitted by applicable law, regulation and contractual provision. In addition, the Senior Term Facility and the guarantees thereunder are secured by security interests in (i) all of the capital stock of all direct domestic subsidiaries owned by the borrowers and the guarantors, (ii) 65% of the capital stock of each direct foreign subsidiary owned by any borrower or any guarantor (it being understood that a foreign subsidiary holding company will be deemed a foreign subsidiary), and (iii) substantially all other tangible and intangible assets (including intellectual property) of the borrowers and the guarantors, subject in each case to certain exceptions.

The Senior Term Facility contains customary representations and warranties, affirmative and negative covenants, and definitions of events of default. If an event of default occurs and so long as such event of default is continuing, the amounts outstanding will accrue interest at an increased rate and payments of such outstanding amounts could be accelerated. We do not have maintenance covenants under the terms of the Senior Term Facility but as part of its affirmative covenants, we need to maintain a minimum cash balance of $5.0 million, comply with certain reporting and notice requirements and periodic financial statement reporting on a borrowing entity basis. As of March 31, 2013, we were in compliance with our reporting and notice requirements and no event of default had occurred.

The Senior Term Facility contains a number of covenants that, among other things, limit or restrict the ability of the borrowers and the guarantors to dispose of assets, incur or guarantee additional indebtedness, prepay certain subordinated indebtedness, modify certain terms of certain material agreements (including intercompany agreements), make dividends and other restricted payments, issue additional preferred stock, make investments (including a cap on investments in our international business during the term of the Senior Term Facility), incur or maintain liens, make capital expenditures, engage in mergers and certain other fundamental changes, engage in certain transactions with affiliates, enter into saleleaseback arrangements or enter into agreements restricting dividends or other distributions by subsidiaries to the borrowers or any of their subsidiaries.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Under the Senior Term Facility, principal payments of $0.8 million are due on the last day of each calendar quarter starting on September 30, 2012 and ending on March 31, 2017, with the remaining unpaid principal amount of the loan due and payable on the maturity date of the Senior Term Facility.

The loans outstanding under the Senior Term Facility bear interest, at our option, either: (i) at the base rate, which is defined as the highest of (a) the rate of interest published by the Wall Street Journal, from time to time, as the prime rate, (b)  1/2 of 1% per annum above the weighted average of the rates on overnight federal funds transactions, (c) an adjusted London inter-bank offered rate (adjusted for statutory reserve requirements and with a rate floor of 1.5%) (“LIBO Rate”) for an interest period of one month plus 1.00% and (d) 2.50% or (ii) at the LIBO Rate plus, in each case, an applicable margin. The applicable margin is 9.75% per annum with respect to any LIBOR loan and 8.75% per annum with respect to any base rate loan, per annum. As of March 31, 2013, the interest rate on the Senior Term Facility was 11.25% and all loans were outstanding as three month LIBOR loans.

We paid $9.6 million of loan origination fees and financing costs related to the Senior Term Facility, all of which has been accounted for as deferred financing costs. Total amortization expense of the deferred financing costs was $0.4 million for the three month period ended March 31, 2013 and is included in interest expense in the unaudited condensed consolidated statements of operations. As of March 31, 2013, the balance of unamortized deferred financing costs related to the Senior Term Facility was $8.4 million and was included in non-current assets. See Note 5 “Composition of Certain Balance Sheet Accounts” for additional details.

As of March 31, 2013, the mandatory principal payments under the Senior Term Facility are as follows (in thousands):

Years ending December 31,	Credit Facility
2013 (period from April 1 to December 31)	$2,531
2014	$3,375
2015	$3,375
2016	$3,375
2017	$119,813
Thereafter	$—

The credit agreement executed in connection with our Senior Term Facility provides for mandatory prepayments and the ability to make optional prepayments. The credit agreement provides that any mandatory prepayments will be calculated based on the excess cash flows (as defined in the credit agreement) of ABAS only. This calculation is made at the end of each fiscal year beginning with the year ending December 31, 2013, with any required payments due no later than the 95th day following the end of the applicable fiscal year, and is based on ABAS’ debt leverage ratio. A leverage ratio of 3.25x or higher will trigger a mandatory prepayment of 50% of excess cash flows for the year, a leverage ratio of 2.0x or higher but less than 3.25x will trigger a mandatory prepayment of 25% of excess cash flows for the year and a leverage ratio of less than 2.0x will not trigger any mandatory prepayment of excess cash flows. The amount of any required mandatory prepayments will be reduced by the amount of any optional prepayments made during the applicable fiscal year. In the event actual results or a change in estimates trigger the mandatory prepayment, such prepayment amount will be reclassified from non-current liabilities to current liabilities in the accompanying consolidated balance sheets.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

We may voluntarily prepay the loans subject to conditions, prices and premiums as follows:

(i)	On and prior to June 20, 2014 we may prepay the loans at par plus (a) 3.0% of the principal amount of the loans prepaid and b) a “make whole” premium based on a discounted present value of the interest and principal payments due on such prepaid loans through June 20, 2014;

(ii)	On and after June 21, 2014 but prior to June 21, 2015, we may prepay the loans at par plus 3.0% of the principal amount of loans prepaid;

(iii)	On and after June 21, 2015, we may prepay the loans at par.

See Note 19 “Subsequent Events” for additional details.

Alaska Financing—On November 2, 2010, we entered into a $4.1 million standby credit facility agreement (the “Alaska Facility”) with Alaska Airlines, Inc. (“Alaska Airlines”) to finance the construction of ATG network sites in Alaska. The Alaska Facility has a six-year term and an interest rate of 10% per annum, compounded and payable quarterly. As of March 31, 2013, we had $1.9 million outstanding under the Alaska Facility. No further draws can be made under the Alaska Facility and principal amounts outstanding are payable in quarterly installments over a five-year period commencing on November 12, 2011, or can be prepaid at any time without premium or penalty at our option. The Alaska Facility is secured by a first-priority interest in our cell tower leases and other personal property located at the cell sites in Alaska.

The Alaska Facility contains representations and warranties and affirmative and negative covenants customary for financings of this type. There are no financial covenants; however, other covenants include limitations on liens on the collateral assets as well as mergers, consolidations, and similar fundamental corporate events, and a requirement that we continue as the in-flight connectivity service provider to Alaska Airlines.

Pursuant to our equipment and revenue agreement with Alaska Airlines, the share of service revenue (“revenue share”) we pay Alaska Airlines increases as long as any amounts are outstanding under the Alaska Facility. Alaska Airlines revenue share increases by 500 basis points for the one-year period following the first date on which our Gogo® service is used on the ATG network in Alaska, and 300 basis points thereafter, until the principal and all accrued interest is paid in full. This incremental Alaska Airlines’ revenue share was an amount less than $0.1 million for three month periods ended March 31, 2013 and 2012 and is included in our unaudited condensed consolidated statements of operations as part of our interest expense.

Principal payments under the Alaska Facility over the next five years and thereafter are as follows (in thousands):

Years ending December 31,	Alaska Facility
2013 (period from April 1 to December 31)	$378
2014	$504
2015	$504
2016	$504
2017	$—
Thereafter	$—

Letters of Credit—We maintain several letters of credit totaling $0.9 million as of March 31, 2013. The letters of credit require us to maintain restricted cash accounts in a similar amount, and are issued for the benefit of the landlords at our office locations in Itasca, Illinois; Bensenville, Illinois; and Broomfield, Colorado; and for the benefit of certain vendors in the ordinary course of business.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

9. Interest Costs

We capitalize a portion of our interest on funds borrowed during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying asset and amortized over the useful lives of the assets. We commenced capitalizing interest on major capital projects in association with entering into the Senior Term Facility on June 21, 2012.

The following is a summary of our interest costs for the three month periods ended March 31, 2013 and 2012 (in thousands):

	For the Three Months Ended March 31,
	2013	2012
Interest costs charged to expense	$3,920	$69
Interest costs capitalized to property and equipment	192	—
Interest costs capitalized to software	81	—

Total interest costs	$4,193	$69

10. Leases

Arrangements with Commercial Airlines—Pursuant to contractual agreements with our airline partners, we place our equipment on commercial aircraft operated by the airlines for the purpose of delivering the Gogo® service to passengers on the aircraft. We are generally responsible for the costs of installing and deinstalling the equipment. Under one type of connectivity agreement we maintain legal title to our equipment; however, under a second type of connectivity some of our airline partners make an upfront payment and take legal title to such equipment. The majority of the equipment transactions where legal title transfers are not deemed to be sales transactions for accounting purposes because the risks and rewards of ownership are not fully transferred due to our continuing involvement with the equipment, the length of the term of our agreements with the airlines and restrictions in the agreements regarding the airlines’ use of the equipment. We account for these equipment transactions as operating leases of space for our equipment on the aircraft. The assets are recorded as airborne equipment on our unaudited condensed consolidated balance sheet, as noted in Note 5 “Composition of Certain Balance Sheet Accounts.” Any upfront equipment payments are accounted for as a lease incentive and recorded as deferred airborne lease incentive on our unaudited condensed consolidated balance sheet and are recognized as a reduction of the cost of service revenue on a straight-line basis over the term of the agreement with the airline. We recognized $1.6 million and $0.8 million for the three month periods ended March 31, 2013 and 2012, respectively, as a reduction to our cost of service revenue in our unaudited condensed consolidated statements of operations. As of March 31, 2013, the deferred airborne lease incentives of $7.0 million and $45.6 million are included in current and non-current liabilities, respectively, in our unaudited condensed consolidated balance sheet.

The revenue share paid to the airlines represents the operating lease payment and is deemed to be contingent rental payments, as the payments due to each airline are based on a percentage of our CA-NA service revenue generated from that airline’s passengers, which is unknown until realized. As such, we cannot estimate the lease payments due to an airline at the commencement of our contract with such airline. Rental expense related to the arrangements with commercial airlines, included in cost of service revenue, is primarily comprised of these revenue share payments, offset by the amortization of the deferred airborne lease incentive discussed above, and totaled a net charge of $7.1 million and $4.6 million for the three month periods ended March 31, 2013 and 2012, respectively.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Leases and Cell Site Contracts—We have lease agreements relating to certain facilities and equipment, which are considered operating leases. Rent expense for such operating leases was $1.4 million and $1.2 million for the three month periods ended March 31, 2013 and 2012, respectively. Additionally, we have operating leases with wireless service providers for tower space and base station capacity on a volume usage basis (“cell site leases”), some of which provide for minimum annual payments. Our cell site leases generally provide for an initial noncancelable term of up to five years with up to four five-year renewal options. Total cell site rental expense was $1.8 million and $1.4 million for the three month periods ended March 31, 2013 and 2012, respectively.

Annual future minimum obligations for operating leases, other than the arrangements we have with our commercial airline partners, as of March 31, 2013, are as follows (in thousands):

Years ending December 31,	Operating Leases
2013 (period from April 1 to December 31)	$9,233
2014	$10,406
2015	$9,256
2016	$8,036
2017	$6,306
Thereafter	$21,466

Equipment Leases—We lease certain computer equipment under capital leases, for which interest has been imputed with an annual interest rate of 10.0%. As of March 31, 2013 these leases were classified as part of office equipment, furniture, and fixtures in our unaudited condensed consolidated balance sheet at a gross cost of $0.6 million. Annual future minimum obligations under capital leases, as of March 31, 2013, are as follows (in thousands):

Years ending December 31,	Capital Leases
2013 (period from April 1 to December 31)	$186
2014	185
2015	61
2016	—
2017	—
Thereafter	—

Total minimum lease payments	432
Less: Amount representing interest	(42)

Present value of net minimum lease payments	$390

The $0.4 million present value of net minimum lease payments as of March 31, 2013 has a current portion of $0.2 million and a non-current portion of $0.2 million.

11. Commitments and Contingencies

Contractual Commitments—We have an agreement with a third party under which the third party develops software that is used in providing in-flight connectivity services. Cash obligations under this agreement include three milestone installment payments of $1.9 million each for total consideration of $5.6 million. The milestone payments were made in May 2011, January 2012, and February 2013.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

One contract with one of our airline partners requires us to provide our airline partner with an annual cash rebate of $1.8 million and a reduction in certain charges beginning in June 2014 if our service is available on a specified number of aircraft in our airline partner’s fleet by such date. Provided that the number of aircraft on which our service is available remains above the specified threshold, the cash payments will be due each June thereafter through 2023.

We have an agreement with one of our airborne equipment vendors that committed us to purchase $21.4 million in satellite based antenna and radome systems as of March 31, 2013, for which $10.5 million remains to be paid. The remaining $10.5 million will become payable once the vendor has received Parts Manufacturing Authority, or PMA, from the Federal Aviation Authority and this product can be shipped to us.

We have agreements with two different vendors to provide us with transponder and teleport satellite services. These agreements vary in length and amount and commit us to purchase transponder and teleport satellite services totaling approximately $15.7 million in 2013, $30.3 million in 2014, $34.0 million in 2015, $35.2 million in 2016, $34.1 million in 2017, $17.5 million in 2018 and an amount less than $0.1 million in 2019.

Damages and Penalties—Certain of our agreements with our airline partners may require us to incur additional obligations as a result of the occurrence of specified events, some of which may be out of our control. One contract covering the international fleet of one of our airline partners requires us to provide a credit or refund of up to $25 million to our airline partner if a competing airline installs satellite connectivity systems on a certain number of aircraft in its international fleet more quickly than we install our system on our airline partner’s international fleet. The refund or credit would be eliminated in its entirety if we complete full installation of our airline partner’s international fleet by January 1, 2015, which date may be extended by up to six months as a result of certain excusable delays. The amount of any such refund or credit depends on a number of facts and circumstances, such as the pace at which we install satellite systems on aircraft delivered to us by our airline partner, as well as some that are not under our control, including, but not limited to, the number of installable aircraft made available to us from our airline partner’s international fleet, our competitor’s ability to install an equal or greater quantity of satellite systems on such competing airlines’ international fleet and any current or future regulatory delays to the extent they are not excusable delays. Any refund or credit may only be applied toward the purchase of, or for a refund of amounts paid by the airline for previously purchased, equipment. This contract also obligates us to pay our airline partner one time liquidated damages in the range of $1 million to $5 million if we fail to obtain certain regulatory approvals related to the provision of satellite-based services by specified deadlines. One contract with another of our airline partners obligates us to pay our airline partner up to $6 million in penalties and installation and other costs if we fail to receive certain regulatory approvals or begin the installation of equipment related to the provision of satellite-based service by specified deadlines.

We have entered into a number of agreements with our airline partners that require us to provide a credit or pay liquidated damages to our airline partners on a per aircraft, per day or per hour basis if we are unable to install our equipment on aircraft by specified timelines. The maximum amount of future credits or payments we could be required to make under these agreements is uncertain because the amount of future credits or payments is based on certain variable inputs, including the number of aircraft that are not installed on schedule, the length of time by which the installation is delayed, and the unit of time by which the delay is measured.

Indemnifications and Guarantees—In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances. However, our Directors’ and Officers’ insurance does provide coverage for certain of these losses.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

In the ordinary course of business we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we believe that any material loss related to such guarantees is remote.

We have entered into a number of agreements, including our agreements with commercial airlines, pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

American Airlines Bankruptcy—On November 29, 2011, American Airlines filed for reorganization under Chapter 11 of the United States Bankruptcy Code. While American Airlines has announced that it will continue to operate its business and fly normal flight schedules, there can be no assurance that the filing will not have an adverse effect on our revenue or results of operations in the short- or long-term. Revenue from passengers purchasing our service while flying on aircraft owned by American Airlines accounted for approximately 15% and 13% of consolidated revenue and 24% and 24% of CA-NA segment revenue for the three month periods ended March 31, 2013 and 2012, respectively.

Hawker Beechcraft Bankruptcy—On May 3, 2012, Hawker Beechcraft Inc., an original equipment manufacturer customer of our BA business, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. While Hawker Beechcraft, Inc. has stated that it expects to continue its operations and to pay its vendors there can be no assurance that the filing will not have a material effect on our results of operations in the short- or long-term. Hawker Beechcraft accounted for approximately 2% and 4% of our BA segment revenue for the three month periods ended March 31, 2013, and 2012, respectively. In March 2013 we reached an agreement with Hawker Beechcraft and recovered approximately $0.4 million of previously reserved receivables.

Advanced Media Networks Litigation—On December 19, 2011, Advanced Media Networks, L.L.C. filed suit in the United States District Court for the Central District of California against us for allegedly infringing one of its patents and seeking injunctive relief that would affect both our CA-NA and BA businesses and unspecified monetary damages. On April 9, 2012, the plaintiff filed an amended complaint that named as additional defendants certain of our commercial airline partners and BA customers. Under our contracts, we are required to indemnify these partners and customers for defense costs and any damages arising from the litigation. We have moved for a summary judgment of non-infringement and/or invalidity, and that motion has been stayed pending resolution of claim construction issues. We have not accrued any liability related to this matter because, due to the early stage of this litigation, a range of possible loss, if any, cannot be determined. We intend to defend against this lawsuit vigorously, but the outcome of this matter is inherently uncertain and, if adverse to us, the effect on our financial position, results of operations and cash flows may be material. This case is currently scheduled for a trial to begin on November 12, 2013, if the case is not resolved on motions for summary judgment.

Innovatio IP Ventures, LLC Litigation—In May 2012, Innovatio IP Ventures, LLC filed suit in the United States District Court for the Northern District of Illinois against a number of defendants, including Delta Airlines and AirTran Airways, for alleged infringement of several patents in the field of wireless local area networking. AirTran and Delta have requested indemnification from us and under our contracts we are required to indemnify these airlines for defense costs and any damages arising from such litigation to the extent it relates to Gogo technology or services. We intend to seek indemnification, in turn, from certain of our equipment vendors. We have not accrued any liability related to this matter because, due to the early stage of the litigation, the strength of our defenses and a range of possible loss, if any, cannot be determined. The outcome of this matter is inherently uncertain and may have a material effect on our financial position, results of operations and cash flows.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Stewart Litigation—On April 10, 2013, the United States District Court for the Northern District of California granted our motion to dismiss, without prejudice, a lawsuit filed on October 4, 2012 by James Stewart against us, on behalf of putative classes of national purchasers and a subclass of California purchasers of our service, alleging claims for monopolization and exclusive dealing under the federal antitrust laws and California state antitrust and unfair practices laws related to the Gogo service offered through our domestic commercial airline partners. The court granted the plaintiffs leave to file an amended complaint within two weeks after Gogo has provided documents responsive to the plantiffs’ discovery request. We have not accrued any liability related to this matter because, due to the early stage of the litigation, the strength of our defenses and a range of possible loss, if any, cannot be determined. Based on currently available information, we believe that we have strong defenses and, in the event an amended complaint is filed by the plaintiffs, intend to defend this lawsuit vigorously, but the outcome of this matter is inherently uncertain and may have a material adverse effect on our financial position, results of operations and cash flows.

12. Equity

Preferred and Common Stock—Please refer to Note 3, “Preferred Stock and Common Stock” in our consolidated financial statements for the year ended December 31, 2012 for further information regarding our Preferred Stock and Common Stock.

Preferred Stock Activity

A summary of our preferred stock activity during the three month period ended March 31, 2013 is as follows (in thousands):

	Preferred Stock
	Class A	Class B	Junior	Total
Balance at January 1, 2013	$174,199	$285,035	$155,144	$614,378
Preferred stock return	5,656	9,627	—	15,283
Accretion of preferred stock	512	389	1,789	2,690

Balance at March 31, 2013	$180,367	$295,051	$156,933	$632,351

If the Class A Preferred Stock and Class B Preferred Stock could be redeemed as of March 31, 2013, the aggregate redemption value of the shares would be $165.8 million and $272.9 million, respectively, which represents the stated capital of such shares plus any accrued and unpaid preferred return. Additionally, if the Junior Preferred Stock could be redeemed as of March 31, 2013, the aggregate redemption value of the shares would be $190.7 million, which represents the stated capital of such shares.

13. Fair Value of Financial Assets and Liabilities

A three-tier fair value hierarchy has been established which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—defined as observable inputs such as quoted prices in active markets;

•

Level 2—defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Long-Term Debt:

Our financial assets and liabilities that are disclosed but not measured at fair value include the Senior Term Facility and the Alaska Facility which are reflected on the consolidated balance sheet at cost, as defined in Note 8, “Long-Term Debt and Other Liabilities”. Based on market conditions as of March 31, 2013, the fair value of the Senior Term Facility and the Alaska Facility approximated their carrying values of $132.5 million and $1.9 million, respectively (see Note 8, “Long-Term Debt and Other Liabilities”). These fair value measurements are classified as Level 2 within the fair value hierarchy since they are determined based upon significant inputs observable in the market including interest rates on recent financing transactions to entities with credit profiles similar to ours. We estimated the fair values of the Senior Term Facility and the Alaska Facility borrowings by calculating the upfront cash payment a market participant would require to assume these obligations. The upfront cash payment, excluding any issuance costs, is the amount that a market participant would be able to lend at March 31, 2013 to an entity with a credit rating similar to ours and achieve sufficient cash inflows to cover the scheduled cash outflows under the Senior Term Facility and the Alaska Facility.

Derivative Liabilities:

As discussed in Note 3, “Preferred Stock and Common Stock,” in our consolidated financial statements for the year ended December 31, 2012, our Class A Preferred Stock and Junior Preferred Stock include features that qualified as embedded derivatives. The embedded derivatives were bifurcated from the host contract and separately accounted for as a derivative liability. As derivative liabilities, these features are required to be initially recorded at the fair value on date of issuance and marked to fair value at the end of each reporting period, resulting in a noncash charge/benefit to other (income) expense in our unaudited condensed consolidated statements of operations.

The fair value of the derivatives was valued using an income approach and a probability-weighted expected return method (“PWERM”) using Level 3 unobservable inputs, as the income approach and PWERM were deemed to best represent the valuation models investors would likely use in valuing us. We update these valuation models each quarter. Under the PWERM, the value of all of our various equity securities, including the embedded derivatives, was estimated based upon an analysis of expected future values at the time of a liquidity event, including an IPO and a sale of the Company. The estimated fair value of the embedded derivatives was based upon the probability-weighted present value of the expected value of our various equity securities at the time of a future IPO or sale of the Company, as well as the rights of each class of security. The scenarios included in the PWERM analysis reflect the possible different levels of financial performance as a result of varying the timing and pace of market acceptance for the Gogo service, as well as overall market conditions and varying the timing of any potential IPO or sale of the Company. Significant inputs used in valuing the derivative financial liabilities include our projected future cash flows, the timing of potential liquidity events and their probability of occurring, the discount rate used to calculate the present-value of the prospective cash flows, and a discount for the lack of marketability of our preferred and common stock.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Quantitative information for the significant inputs used in valuing the derivative liabilities as of March 31, 2013 is summarized in the following table:

Level 3	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Derivative liabilities	$—	Discounted cash flow	Discount rate(1)	16.0% -45.0% (19.3%)

			Long-term revenue growth rate	3.5%

			Long-term pre-tax operating margin	23.8% - 54.8% (39.4%)

			Discount for lack of marketability	4.0%

(1)	The 45.0% discount rate is associated with the CA-ROW segment and is higher than the CA-NA and BA segments discount rates due to the fact that the International segment activity is in the start-up phase as we initiated our international expansion efforts in the first quarter of 2012.

Our derivative liabilities contain uncertainties because they require management to make assumptions and to use its judgment to estimate various inputs into our PWERM model. Our projected future cash flows assume future increases in the number of aircraft online, the adoption rate of our service and service price, and the introduction of new products and services. In addition, we make certain assumptions relating to the development cost of new products and technologies, operating costs and capital expenditures. The business assumptions underlying each of the discounted cash flow scenarios were consistent with the plans and estimates that we used at the time to manage the business, although there was inherent uncertainty in these estimates. Generally speaking, the average risk premiums have declined over time as our operations have matured and we have achieved operating and financial results that were consistent with previously issued projections. The discount for the lack of marketability of our preferred and common stock is estimated using both quantitative and qualitative methods. The discount for lack of marketability has declined as we approach a potential liquidity event. We utilize three liquidity scenarios in our PWERM model, each of which has different financial performance and liquidity event timing assumptions. As of March 31, 2013, the first two scenarios, which represent 80% of the overall enterprise value, assume the IPO occurs within six months. The third scenario, which represents 20% of the overall enterprise value, assumes a sale of the Company in December of 2013. Each scenario has a set of assumptions that represents sensitivity around future revenue and cash flow projections.

Our derivative liabilities will typically decrease, resulting in other income in our statement of operations, when our enterprise value increases, and will typically increase, resulting in other expense, when our enterprise value declines. Our derivative liability was reduced to zero in the year ended December 31, 2012 as our total estimated enterprise value increased and is now estimated to be at a level at which the Class A Preferred Stock holders would be expected to convert their preferred shares into common shares upon a liquidity event given the higher expected realized value upon such conversion. The following table presents the fair value reconciliation of Level 3 derivative liabilities measured at fair value on a recurring basis for the three month period ended March 31, 2013 (in thousands):

	Class A Preferred Stock	Junior Preferred Stock	Total
Balance at January 1, 2012	$9,640	$—	$9,640
Included in other (income) expense	(1,127)	—	(1,127)

Balance at March 31, 2012	$8,513	$—	$8,513

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

14. Income Tax

The effective income tax rates for the three month periods ended March 31, 2013 and 2012 were (1.9%) and (7.0%), respectively. Income tax expense recorded in each period was similar, with differences in pre-tax income causing the change in the effective tax rate. The difference between our effective tax rates as compared with the U.S. federal statutory rate of 35% for the three month periods ended March 31, 2013 and 2012 was primarily due to the recording of a valuation allowance against our net deferred tax assets and the effect of the fair value adjustments to our derivative liabilities, which are excluded from taxable income (loss).

We are subject to taxation in the United States, Canada and various states. With few exceptions, as of March 31, 2013, we are no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2009.

We record penalties and interest relating to uncertain tax positions in the income tax provision line item in the unaudited condensed consolidated statement of operations. No penalties or interest related to uncertain tax positions were recorded for the three month period ended March 31, 2013. As of March 31, 2013, we did not have a liability recorded for interest or potential penalties.

It is reasonably possible that there will be a decrease of $0.2 million in the unrecognized tax benefits within the next 12 months because of an expected settlement with the tax authorities.

15. Business Segments and Major Customers

Effective January 1, 2013, we realigned our reporting segments into the following three segments: Commercial Aviation North America, or “CA-NA,” Commercial Aviation Rest of World, or “CA-ROW,” and Business Aviation, or “BA”. We previously reported three segments: commercial aviation or CA, International, and BA. The realignment is intended to better align our reporting structure to the way in which we manage our business. The BA segment was not impacted by the realignment. Prior period segment disclosures have been restated to conform to the current year presentation.

CA-NA Segment: Our CA-NA segment provides in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers flying routes that begin and end within North America, which for this purpose includes the continental United States (including Alaska), Canada and Mexico.

CA-ROW Segment: Through our CA-ROW segment we intend to provide in-flight connectivity and wireless digital entertainment solutions to passengers flying on foreign-based commercial airlines and international flights of North American based commercial airlines. This includes routes that begin or end outside of North America (as defined above) for which our international service is provided. Our CA-ROW business is in the start-up phase as we initiated our international expansion efforts in the first quarter of 2012.

BA Segment: Our BA business provides equipment for in-flight connectivity along with voice and data services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through strategic alliances with satellite companies. Customers include business aircraft manufacturers, owners, and operators, as well as government and military entities.

The accounting policies of the operating segments are the same as those described in Note 2, “Summary of Significant Accounting Policies,” in our consolidated financial statements for the year ended December 31, 2012. Transactions between segments are eliminated in consolidation. There are no revenue transactions between segments. We currently do not generate a significant amount of foreign revenue. We do not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Management evaluates performance and allocates resources to each segment based on segment profit (loss), which is calculated internally as net income (loss) attributable to common stock before interest expense, interest income, income taxes, depreciation and amortization, and certain non-cash charges (including amortization of deferred airborne lease incentives, stock compensation expense, fair value derivative adjustments, Class A and Class B senior convertible preferred stock return, accretion of preferred stock, and write off of deferred equity financing costs). Segment profit (loss) is a measure of performance reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and evaluating segment performance. In addition, segment profit (loss) is included herein in conformity with ASC 280-10, Segment Reporting. Management believes that segment profit (loss) provides useful information for analyzing and evaluating the underlying operating results of each segment. However, segment profit (loss) should not be considered in isolation or as a substitute for net income (loss) attributable to common stock or other measures of financial performance prepared in accordance with GAAP. Additionally, our computation of segment profit (loss) may not be comparable to other similarly titled measures computed by other companies.

Information regarding our reportable segments is as follows (in thousands):

	For the Three Months Ended March 31, 2013
	CA-NA	CA-ROW	BA	Total
Service revenue	$42,806	$1,198	$10,931	$54,935
Equipment revenue	559	20	15,240	15,819

Total revenue	$43,365	$1,218	$26,171	$70,754

Segment profit (loss)	$(385)	$(6,220)	$9,456	$2,851

	For the Three Months Ended March 31, 2012
	CA-NA	CA-ROW	BA	Total
Service revenue	$29,194	$—	$7,221	$36,415
Equipment revenue	427	—	17,431	17,858

Total revenue	$29,621	$—	$24,652	$54,273

Segment profit (loss)	$(2,391)	$(2,560)	$9,004	$4,053

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

A reconciliation of segment profit (loss) to the relevant consolidated amounts is as follows (in thousands):

	For the Three Months Ended March 31,
	2013	2012
CA-NA segment loss	$(385)	$(2,391)
CA-ROW segment loss	(6,220)	(2,560)
BA segment profit	9,456	9,004

Total segment profit	2,851	4,053
Interest income	19	10
Interest expense	(3,920)	(69)
Depreciation and amortization	(13,845)	(8,265)
Amortization of deferred airborne lease incentive(1)	1,572	753
Stock compensation expense	(878)	(849)
Fair value derivative adjustment	—	1,127
Other expense	(1)	—

Loss before income taxes	$(14,202)	$(3,240)

(1)	Amortization of deferred airborne lease incentive only relates to our CA-NA segment. See Note 10, “Leases” for further information.

Major Customers and Airline Partnerships—During the three months ended March 31, 2013 and 2012, no customer accounted for more than 10% of our consolidated revenue. In BA, one customer accounted for approximately 12% of consolidated accounts receivable at March 31, 2013. In CA-NA and CA-ROW, no customer accounted for more than 10% of consolidated accounts receivable at March 31, 2013.

In our CA-NA segment, revenue from passengers using the Gogo service while flying on aircraft owned by two of our airline partners accounted for 42% and 37% of consolidated revenue for the three month periods ended March 31, 2013 and 2012, respectively.

16. Employee Benefit Plans

Share-Based Compensation—We have two share-based compensation plans as of March 31, 2013, the Aircell Holdings Inc. Stock Option Plan and the AC Management LLC plan. See Note 11, “Share-Based Compensation” in our consolidated financial statements for the year ended December 31, 2012 for further information regarding these plans. 15,450 stock options were granted, 92,700 stock options were forfeited, 8,240 stock options were expired, and 12,360 stock options were exercised for the three month period ended March 31, 2013.

Share-based compensation totaled $0.9 million and $0.8 million for the three month periods ended March 31, 2013 and 2012, respectively.

401(k) Plan—Under our 401(k) plan, all employees who are eligible to participate in the 401(k) plan are entitled to make tax-deferred contributions of up to 15% of annual compensation, subject to Internal Revenue Service limitations. We match 100% of the employee’s first 4% of contributions made, subject to annual limitations. Our matching contributions for the three month periods ended March 31, 2013 and 2012 were $0.6 million and $0.4 million, respectively.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Bonus Arrangements—We have not paid certain cash bonuses under the discretionary incentive plan in 2008. We did commit, however, to paying these bonuses in the future if certain conditions were satisfied. We have committed to pay bonuses to CA-NA employees at and above the Vice President level if and when we achieve positive cash flow for one fiscal quarter. In general, to be eligible for such bonus payouts, the employee must remain employed by us on the payment date. The amount of the contingent payout is approximately $0.7 million in the aggregate, but such amount has not been accrued as of March 31, 2013, as the payout cannot be deemed probable at this time.

17. Research and Development Costs

Research and development costs are expensed as incurred. For the three month periods ended March 31, 2013 and 2012, research and development costs were $7.7 million and $5.4 million, respectively, and are reported as a component of Engineering, design and development expenses in our unaudited condensed consolidated statements of operations.

18. SkySurf

On July 17, 2012, Industry Canada issued to our Canadian subsidiary a subordinate license that allows us to use Canadian ATG spectrum of which SkySurf Canada Communications Inc. (“SkySurf”) is the primary licensee. On July 24, 2012 we entered into a subordinate license agreement (the “License Agreement”) with SkySurf and on August 14, 2012 the agreement commenced. The License Agreement supersedes the spectrum manager lease agreement (the “Spectrum Agreement”) that we entered into with SkySurf on July 27, 2011. The License Agreement provides for our exclusive rights to use SkySurf’s ATG spectrum licenses in Canada. The License Agreement has an initial term of ten years commencing on August 14, 2012 and, provided that the primary spectrum license agreement issued by Industry Canada to SkySurf remains in effect, is renewable at our option for an additional ten-year term following the initial expiration and thereafter for a further five-year term. We made a one-time payment of C$3.3 million, which was equivalent to approximately U.S. $3.3 million (“SkySurf one-time payment”). The renewal of the primary spectrum license will depend upon the satisfaction by Gogo and SkySurf of certain conditions set forth in the license, including, without limitation, a network build-out requirement. The term of the License Agreement, including the initial ten-year term and any renewals, is contingent on the effectiveness and renewal of the primary spectrum license issued by Industry Canada to SkySurf on June 30, 2009, which expires on June 29, 2019. We are to pay SkySurf C$0.1 million, which is equivalent to U.S. $0.1 million, monthly during the initial ten-year term of the License Agreement. Additionally, we are to make variable monthly payments based on the number of cell sites in Canada and the number of Canadian-domiciled commercial aircraft on which we provide our service.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

As the License Agreement is for our exclusive use of a license, which is considered a right to use an intangible asset and thus not property, plant, or equipment, the agreement is not considered a lease for accounting purposes. As such, we recorded the SkySurf one-time payment as an asset in our consolidated balance sheet at the time of payment. As of March 31, 2013, the SkySurf one-time payment had balances of $0.1 million and $3.0 million included in prepaid expenses and other current assets and other non-current assets, respectively, in our consolidated balance sheet. The SkySurf one-time payment will be amortized on a straight-line basis over the estimated term of the agreement of 25-years. Amortization expense of the SkySurf one-time payment for the next five years and for the periods thereafter is estimated to be as follows (in thousands):

Years ending December 31,	SkySurf Amortization
2013 (period from April 1 to December 31)	$96
2014	$128
2015	$128
2016	$128
2017	$128
Thereafter	$2,504

Amortization expense totaled an amount less than $0.1 million during the three month period ended March 31, 2013.

The monthly payments are expensed as incurred and totaled approximately $0.2 million during the three month period ended March 31, 2013.

19. Subsequent Events

We have evaluated subsequent events through May 21, 2013, which is the date the financial statements were available to be issued.

On April 4, 2013, we borrowed $113.0 million (the “New Borrowing”) under an amendment to the Credit Agreement governing our existing Senior Term Facility, dated as of June 21, 2012, among GIH, ABAS and Gogo LLC, as borrowers, the lenders named therein, and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent. We refer to our existing Senior Term Facility, as so amended, as the “Amended Senior Term Facility.” The amendment increased the size of our Senior Term Facility from $135.0 million to $248.0 million. We received net cash proceeds from the New Borrowing of $103.0 million following the payment of debt issuance fees of $10.0 million. We will use the proceeds from the New Borrowing for general corporate purposes, including upgrading our airline partners to ATG-4 technology and funding our international expansion to the extent permitted by the Amended Senior Term Facility. Beginning with the quarterly principal payment due on June 30, 2013, we will make mandatory principal payments of $6.2 million annually until maturity.

Of the $103.0 million in net proceeds received under the Amended Senior Term Facility, $30.0 million is required to remain within the BA segment and cannot be transferred or utilized by our other operations until we receive $75.0 million of net cash proceeds from the issuance of new equity shares or (1) the BA segment achieves Consolidated EBITDA, as defined in the Amended Senior Term Facility, for any four consecutive fiscal quarter period of at least $45.0 million and (2)(A) within one fiscal quarter before or after such quarter, the CA-NA segment achieves zero or positive Consolidated EBITDA, as defined in the Amended Senior Term Facility, in such fiscal quarter and (B) in the same quarter, CA-NA segment revenue is no less than $50.0 million. Additionally, the $30.0 million remaining at BA shall also be released if the condition described in (1) above or the condition described in (2) above is satisfied and, in either case, the majority of the lenders consent; however, in such situation, the interest rate margin on the debt will increase by 200 basis points.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

The voluntary prepayment dates were deferred one year under the Amended Senior Term Facility from the dates under the Senior Term Facility.

On April 11, 2013, we consummated the acquisition of LiveTV Airfone, LLC, or Airfone, including an FCC license for 1 MHz of ATG spectrum held by LiveTV, LLC, or LiveTV. The purchase price for the acquisition was $9.4 million. In connection with the acquisition, we also agreed to license certain intellectual property rights from LiveTV. In connection with our ongoing integration of Airfone, we have determined that Airfone billed its customers for contributions to the FCC-mandated Federal Universal Service Fund, or FUSF, based on the full amount of those customers’ bills beginning November 1, 2010 and remitted FUSF fees to the Universal Services Administrative Company, or USAC, based on Airfone’s estimate of interstate and international revenues. As a result of the interstate and international revenue figures it used for purposes of determining remittances to the FUSF, Airfone may have under-remitted FUSF fees to USAC and may need to remit additional amounts to USAC and, due to the difference between amounts collected and remitted, Airfone may owe refunds to Airfone’s customers. Our review of this matter is at an early stage and to date, we have reviewed Airfone’s records beginning January 1, 2009 only. Although we are continuing to review these and other Airfone records to ascertain and confirm the facts surrounding these matters, based on facts currently known by us, we believe that the aggregate amount of any under-remittances to USAC and liability to Airfone customers for the period beginning January 1, 2009 and ending March 31, 2013 is no more than approximately $3.0 million. As we continue our review of this matter, the aggregate amount of Airfone’s liability both to USAC and to Airfone customers could increase or decrease, possibly materially. In addition, to the extent that it is ultimately determined that Airfone under-remitted FUSF fees to USAC, Airfone may be subject to enforcement action by the FCC, which could result in, among other things, interest payments, penalties and fines. To the extent that it is ultimately determined that Airfone has a liability to the FCC, USAC and/or to Airfone’s customers, we believe that we have the benefit of an indemnity provision, including a $1 million escrow account, under our purchase agreement with LiveTV. However, it is possible that LiveTV could choose to dispute the nature and extent of its obligation to indemnify us in this regard and there can be no assurance that indemnification will ultimately be made available to us by LiveTV. If Airfone is ultimately determined to have a liability to the FCC, USAC and/or to Airfone’s customers and indemnification under the LiveTV purchase agreement is unavailable or insufficient to cover such liabilities, our financial position, cash flows and results of operations could be materially and adversely affected.

On May 31, 2013, our Board of Directors authorized an increase of 1,339,000 shares to the total number of options to purchase common stock available for grant under the Aircell Holdings Inc. Stock Option Plan, and in June 2013, 1,220,035 stock options were granted at an exercise price of $18.72.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Gogo Inc.

Itasca, Illinois

We have audited the accompanying consolidated balance sheets of Gogo Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

April 16, 2013

(May 24, 2013 as to Note 10 and June 17, 2013 as to the effects of the 103 for 1 stock split described in Note 1)

GOGO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands, except share and per share data)

	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$112,576	$42,591
Restricted cash	214	213
Accounts receivable—net of allowances of $1,139 and $300, respectively	24,253	20,965
Inventories	12,149	9,123
Prepaid expenses and other current assets	6,153	4,674

Total current assets	155,345	77,566

NON-CURRENT ASSETS:
Property and equipment—net	197,674	150,944
Intangible assets—net	58,147	53,557
Goodwill	620	620
Long-term restricted cash	640	383
Deferred financing costs	8,826	1,322
Other non-current assets	10,863	1,244

Total noncurrent assets	276,770	208,070

TOTAL	$432,115	$285,636

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$16,691	$13,713
Accrued liabilities	45,952	25,634
Deferred revenue	6,663	3,783
Deferred airborne lease incentives	5,917	2,502
Short-term debt	4,091	620

Total current liabilities	79,314	46,252

NON-CURRENT LIABILITIES:
Derivative liabilities	—	9,640
Deferred airborne lease incentives	40,043	19,797
Deferred rent	4,020	3,505
Deferred tax liabilities	4,949	4,146
Long-term notes payable	131,450	2,016
Asset retirement obligations	2,637	2,112
Other non-current liabilities	1,101	378

Total non-current liabilities	184,200	41,594

Total liabilities	263,514	87,846

COMMITMENTS AND CONTINGENCIES (Note 17)
REDEEMABLE PREFERRED STOCK:
Class A senior convertible preferred stock, par value $0.01 per share—authorized, 15,000 shares at December 31, 2012 and 2011; issued and outstanding, 14,126 shares at December 31, 2012 and 2011	174,199	152,689
Class B senior convertible preferred stock, par value $0.01 per share—authorized, 30,000 shares at December 31, 2012 and 2011; issued and outstanding, 22,488 shares at December 31, 2012 and 2011	285,035	250,572
Junior convertible preferred stock, par value $0.01 per share—authorized, 20,000 shares at December 31, 2012 and 2011; issued and outstanding, 19,070 shares at December 31, 2012 and 2011	155,144	148,191

Total preferred stock	614,378	551,452

STOCKHOLDERS’ DEFICIT:
Common stock, par value $0.0001 per share—authorized, 103,000,000 shares at December 31, 2012 and 2011; issued, 7,619,429 shares at December 31, 2012 and 2011; outstanding, 6,798,017 shares at December 31, 2012 and 2011	—	—
Additional paid-in-capital	9,110	50,927
Accumulated other comprehensive loss	(20)	—
Accumulated deficit	(454,867)	(404,589)

Total stockholders’ (deficit)/equity	(445,777)	(353,662)

TOTAL	$432,115	$285,636

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except per share data)

	2012	2011	2010
REVENUES:
Service revenue	$167,067	$103,918	$58,341
Equipment revenue	66,448	56,238	36,318

Total revenue	233,515	160,156	94,659

OPERATING EXPENSES:
Cost of service revenue (exclusive of items shown below)	83,235	54,605	46,474
Cost of equipment revenue (exclusive of items shown below)	29,905	23,240	14,919
Engineering, design and development	35,354	22,245	19,228
Sales and marketing	26,498	25,116	23,624
General and administrative	49,053	36,101	36,384
Depreciation and amortization	36,907	32,673	30,991

Total operating expenses	260,952	193,980	171,620

OPERATING LOSS	(27,437)	(33,824)	(76,961)

OTHER (INCOME) EXPENSE:
Interest income	(77)	(72)	(98)
Interest expense—net of amount capitalized	8,913	280	37
Fair value derivative adjustment	(9,640)	(58,740)	33,219
Write off of deferred equity financing costs	5,023	—	—
Other	22	40	—

Total other (income) expense	4,241	(58,492)	33,158

Income (loss) before income taxes	(31,678)	24,668	(110,119)
Income tax provision	1,036	1,053	3,260

Net income (loss)	(32,714)	23,615	(113,379)
Class A and Class B senior convertible preferred stock return	(52,427)	(31,331)	(18,263)
Accretion of preferred stock	(10,499)	(10,181)	(8,501)

Net loss attributable to common stock	$(95,640)	$(17,897)	$(140,143)

Net loss attributable to common stock per share—basic and diluted	$(14.07)	$(2.63)	$(20.62)

Weighted average number of shares—basic and diluted	6,798	6,798	6,798

Pro forma net loss attributable to common stock per share-basic and diluted (unaudited) (Note 2)	$(0.62)

Pro forma weighted average number of shares-basic and diluted (unaudited) (Note 2)	68,518

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except per share data)

	2012	2011	2010
Net income (loss)	$(32,714)	$23,615	$(113,379)
Currency translation adjustments, net of tax	(20)	—	—

Comprehensive income (loss)	$(32,734)	$23,615	$(113,379)

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands)

	2012	2011	2010
OPERATING ACTIVITIES:
Net income (loss)	$(32,714)	$23,615	$(113,379)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	36,907	32,673	30,991
Fair value derivative adjustment	(9,640)	(58,740)	33,219
Write off of deferred equity financing costs	5,023	—	—
Loss on asset disposals/abandonments	1,592	1,155	3,375
Deferred income taxes	803	936	3,210
Amortization of deferred financing fees and debt discount	804	—	—
Stock compensation expense	3,545	1,795	1,614
Changes in operating assets and liabilities:
Accounts receivable	(3,288)	(6,258)	(9,274)
Inventories	(3,026)	(3,274)	1,069
Prepaid expenses and other current assets	(1,032)	(1,742)	204
Canadian ATG license payments	(3,236)	(174)	—
Other noncurrent assets	(256)	(60)	(126)
Accounts payable	2,561	1,433	(5,906)
Accrued liabilities	9,335	6,115	1,892
Deferred revenue	3,212	1,461	1,910
Deferred rent	539	(224)	(237)
Deferred airborne lease incentives	18,165	11,030	8,869
Other noncurrent liabilities	758	190	276

Net cash provided by (used in) operating activities	30,052	9,931	(42,293)

INVESTING ACTIVITIES:
Proceeds from the sale of property and equipment	860	—	22
Purchases of property and equipment	(67,449)	(33,200)	(32,502)
Acquisition of intangible assets—capitalized software	(12,007)	(9,878)	(7,321)
(Increase) decrease in investing restricted cash	(257)	1,702	2,127

Net cash used in investing activities	(78,853)	(41,376)	(37,674)

FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock	—	55,386	28,500
Proceeds from credit facility	135,000	520	2,000
Payment of debt, including capital leases	(2,339)	(42)	(45)
Payment of debt issuance costs	(9,630)	—	—
Payment of equity financing costs	(4,255)	(768)	—
Decrease (increase) in financing restricted cash	—	57	(57)

Net cash provided by financing activities	118,776	55,153	30,398

Effect of exchange rate changes on cash and cash equivalents	10	—	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	69,985	23,708	(49,569)
CASH AND CASH EQUIVALENTS—Beginning of period	42,591	18,883	68,452

CASH AND CASH EQUIVALENTS—End of period	$112,576	$42,591	$18,883

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$8,350	$244	$—

Cash paid for taxes	$208	$74	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property and equipment in current liabilities	$18,832	$6,863	$4,363
Purchases of property and equipment paid by commercial airlines	4,326	1,110	1,290
Purchases of property and equipment under capital leases	265	366	—
Acquisition of intangible assets—capitalized in current liabilities	2,731	2,790	2,246
Asset retirement obligation incurred	293	147	453
Class A and Class B senior convertible preferred stock return	52,427	31,331	18,263
Accretion of preferred stock	10,499	10,181	8,501
Deferred equity financing costs	—	554	—

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Par Value
BALANCE—JANUARY 1, 2010	6,798	$—	$122,981	$—	$(314,825)	$(191,844)
Net loss	—	—	—	—	(113,379)	(113,379)
Class A senior convertible preferred stock and Class B senior convertible preferred stock return	—	—	(18,263)	—	—	(18,263)
Accretion of preferred stock	—	—	(8,501)	—	—	(8,501)
Stock compensation expense	—	—	1,614	—	—	1,614

BALANCE—DECEMBER 31, 2010	6,7978	—	97,831	—	(428,204)	(330,373)
Net income	—	—	—	—	23,615	23,615
Class A senior convertible preferred stock and Class B senior convertible preferred stock return	—	—	(31,331)	—	—	(31,331)
Accretion of preferred stock	—	—	(10,181)	—	—	(10,181)
Class A senior convertible preferred stock adjustment to fair value at issuance	—	—	(7,187)	—	—	(7,187)
Stock compensation expense	—	—	1,795	—	—	1,795

BALANCE—DECEMBER 31, 2011	6,798	—	50,927	—	(404,589)	(353,662)
Net loss	—	—	—	—	(32,714)	(32,714)
Class A senior convertible preferred stock and Class B senior convertible preferred stock return	—	—	(37,683)	—	(14,744)	(52,427)
Accretion of preferred stock	—	—	(7,679)	—	(2,820)	(10,499)
Stock compensation expense	—	—	3,545	—	—	3,545
Currency translations adjustments, net of tax	—	—	—	(20)	—	(20)

BALANCE—DECEMBER 31, 2012	6,798	$—	$9,110	$(20)	$(454,867)	$(445,777)

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

1. BACKGROUND

Gogo Inc. (“we, us, our,” etc.) is a holding company, which through its operating subsidiaries is a provider of in-flight connectivity and wireless in-cabin digital entertainment solutions. On June 8, 2012, we formed Gogo Intermediate Holdings LLC (“GIH”), a direct, wholly-owned subsidiary of Gogo Inc., and on June 8, 2012, Gogo LLC and Aircell Business Aviation Services LLC (“ABAS”), which had previously been direct, wholly-owned subsidiaries of Gogo Inc., became direct, wholly-owned subsidiaries of GIH. We operate our business through our three operating segments: commercial aviation, or CA, business aviation, or BA, and International. Our CA business provides “Gogo®” branded in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers in the continental United States including portions of Alaska, using our network of cell towers (the “ATG network”), our airborne equipment, and our exclusive nationwide air-to-ground (“ATG”) spectrum. Our BA business provides equipment for in-flight connectivity along with voice and data services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through strategic alliances with satellite companies. Our International business is in the start-up phase as we initiated our international expansion efforts in the first quarter of 2012, and this segment had generated minimal revenues as of December 31, 2012. Through our International business, we currently provide wireless digital entertainment solutions to passengers on one foreign-based commercial airline and intend to provide such solutions, as well as in-flight connectivity services, to passengers flying on other foreign-based commercial airlines and international routes of US-based commercial airlines.

Effective January 1, 2013, as described in Note 10 “Business Segments,” we realigned our reporting segments into the following three segments: Commercial Aviation North America, or “CA-NA,” Commercial Aviation Rest of World, or “CA-ROW,” and Business Aviation, or “BA.” We previously reported three segments: commercial aviation, or CA, International and BA. The realignment is intended to better align our reporting structure to the way in which we manage our business. The BA segment was not impacted by the realignment. Prior period results have been restated to conform to the current year presentation.

On June 15, 2011 we officially changed our name from Aircell Holdings Inc. to Gogo Inc. to enhance brand awareness with our customers. On December 23, 2011 we filed our initial Registration Statement on Form S-1 to commence our initial public offering process. In the fourth quarter of 2012, primarily due to market conditions, we temporarily suspended our efforts to conduct an initial public offering and accordingly wrote-off $5.0 million of deferred equity financing costs incurred through December 31, 2012.

On May 31, 2013, our Board of Directors authorized a 103 for 1 split of our common stock that became effective on June 17, 2013. These consolidated financial statements give retroactive effect to the stock split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include our wholly owned subsidiaries and our affiliate, AC Management LLC (“ACM”). All intercompany transactions and account balances have been eliminated.

We are the managing member of ACM, an affiliate whose units are owned by members of management. ACM was established for the sole purpose of providing an ownership stake in us to members of management,

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

and ACM’s transactions effectively represent a share-based compensation plan (see Note 11, “Share-Based Compensation,” for further information). Since we are the managing member of ACM and thereby control ACM, including controlling which members of management are granted ownership interests, ACM is included in our consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates the significant estimates and bases such estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates.

Reclassifications—To maintain consistency and comparability, certain amounts from previously reported consolidated financial statements have been reclassified to conform with the current-year presentation.

•	Consolidated balance sheet reclassification:

•	We reclassified deferred financing costs of $1,322 to a separate line from other non-current assets as of December 31, 2011.

•	Consolidated cash flow reclassification:

•	We reclassified accrued interest of $8 and $27 from a separate line to be included within accrued liabilities for the years ended December 31, 2011 and 2010, respectively.

•	We reclassified SkySurf payments of $174 to a separate line from prepaid expenses and other current assets for the year ended December 31, 2011.

Unaudited Pro Forma EPS—Upon the consummation of an initial public offering, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock.

The pro forma net loss attributable to common stock per share for the year ended December 31, 2012 has been prepared assuming the conversion of the weighted average convertible preferred stock outstanding during 2012 into 61,719,940 shares of common stock. For pro forma purposes, net loss, as reported, is adjusted to exclude the impact of the fair value derivative adjustment of $9.6 million for the year ended December 31, 2012, resulting in a pro forma net loss for the year ended December 31, 2012 of $42,354 (in thousands).

As described in Note 3, “Preferred Stock and Common Stock,” the liquidation preference in our Class A Senior Convertible Preferred Stock provides for a minimum return upon a Deemed Liquidation Event, such as an initial public offering. The common shares issuable in connection with the liquidation preference minimum return upon the consummation of an initial public offering are included in the number of common shares above into which the preferred stock converts.

Significant Risks and Uncertainties—Our operations are subject to certain risks and uncertainties, including those associated with continuing losses, fluctuations in operating results, funding expansion, strategic alliances, managing rapid growth and expansion, relationships with suppliers and distributors, financing arrangement terms that may restrict operations, regulatory issues, competition, the economy, technology trends, and evolving industry standards.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Cash and Cash Equivalents—We consider short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturities that there is insignificant risk of changes in value due to any changes in market interest rates, and that have maturities of three months or less when purchased, to be cash equivalents. We continually monitor positions with, and the credit quality of, the financial institutions with which we invest. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate the fair market value of these assets.

Certain cash amounts are restricted as to use and are classified outside of cash and cash equivalents.

See Note 8, “Long-term Debt and Other Liabilities,” for further details.

Concentrations of Credit Risk—Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. All cash and cash equivalents are invested in creditworthy financial institutions. We perform ongoing credit evaluations and generally do not require collateral to support receivables.

See Note 10, “Business Segments,” for further details.

Income Tax—We use an asset- and liability-based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Valuation allowances are provided against deferred tax assets, which are not likely to be realized. On a regular basis, management evaluates the recoverability of deferred tax assets and the need for a valuation allowance. We also consider the existence of any uncertain tax positions and, as necessary, provide a reserve for any uncertain tax positions at each reporting date.

See Note 13, “Income Tax,” for further details.

Inventories—Inventories consist primarily of telecommunications systems and parts, and are recorded at the lower of cost (average cost) or market. We evaluate the need for write-downs associated with obsolete, slow-moving, and nonsalable inventory by reviewing net realizable inventory values on a periodic basis.

See Note 7, “Composition of Certain Balance Sheet Accounts,” for further details.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Property and Equipment and Depreciation—Property and equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation. Network asset inventory and construction in progress, which includes materials, transmission and related equipment, and interest and other costs relating to the construction and development of our network, are not depreciated until they are put into service. Network equipment consists of switching equipment, antennas, base transceiver stations, site preparation costs, and other related equipment used in the operation of our network. Airborne equipment consists of routers, antennas and related equipment, and accessories installed or to be installed on aircraft. Depreciation expense totaled $29.5 million, $22.6 million and $19.6 million for the years ended December 31, 2012, 2011, and 2010, respectively. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives for owned assets, which are as follows:

Office equipment, furniture, and fixtures	3–7 years
Leasehold improvements	3–13 years
Airborne equipment	7 years
Network equipment	5–25 years

See Note 7, “Composition of Certain Balance Sheet Accounts,” for further details.

Improvements to leased property are amortized over the shorter of the useful life of the improvement or the term of the related lease. Repairs and maintenance costs are expensed as incurred.

Goodwill and Other Intangible Assets—Goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed for impairment at least annually or whenever events or circumstances indicate the carrying value of the asset may not be recoverable. We perform our annual impairment tests of goodwill and our indefinite-lived intangible assets during the fourth quarter of each fiscal year. We assess the fair value of our FCC license using the Greenfield method, an income-based approach. Under the income approach, the fair value of the intangible asset is based on the present value of estimated future cash flows.

In performing our annual review of goodwill and indefinite-lived intangible asset balances for impairment, we estimate the fair value based primarily on projected future operating results, discounted cash flows, and other assumptions. Projected future operating results and cash flows used for valuation purposes may reflect considerable improvements relative to historical periods with respect to, among other things, revenue growth and operating margins. Although we believe our projected future operating results and cash flows and related estimates regarding fair values are based on reasonable assumptions, projected operating results and cash flows may not always be achieved. The failure to achieve one or more of our assumptions regarding projected operating results and cash flows in the near term or long term could reduce the estimated fair value below carrying value and result in the recognition of an impairment charge. The results of our annual goodwill and indefinite-lived intangible asset impairment assessments for 2012, 2011, and 2010 indicated no impairment.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Intangible assets that are deemed to have a finite life are amortized over their useful lives as follows:

Software	3–8 years
Trademark/trade name	5 years
Aircell Axxess technology	8 years
OEM and dealer relationships	10 years
Service customer relationships	5 years

See Note 6, “Intangible Assets,” for further details.

Long-Lived Assets—We review our long-lived assets to determine potential impairment whenever events indicate that the carrying amount of such assets may not be recoverable. We do this by comparing the carrying value of the long-lived assets with the estimated future undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. If we determine an impairment exists, the asset is written down to estimated fair value.

Arrangements with Commercial Airlines—Pursuant to contractual agreements with of our airline partners, we place our equipment on commercial aircraft operated by the airlines for the purpose of delivering the Gogo® service to passengers on the aircraft. We are generally responsible for the costs of installing and deinstalling the equipment. Under one type of connectivity agreement we maintain legal title to our equipment; however, under a second type of connectivity agreement some of our airline partners make an upfront payment and take legal title to such equipment. The majority of the equipment transactions where legal title transfers are not deemed to be sales transactions for accounting purposes because the risks and rewards of ownership are not fully transferred due to our continuing involvement with the equipment, the length of the term of our agreements with the airlines and restrictions in the agreements regarding the airlines’ use of the equipment. We account for these equipment transactions as operating leases of space for our equipment on the aircraft. The assets are recorded as Airborne Equipment on our balance sheets, as noted in the Property and Equipment and Depreciation section above. Any upfront equipment payments are accounted for as a lease incentive and recorded as Deferred Airborne Lease Incentive on our balance sheets and are recognized as a reduction of the Cost of Service Revenue on a straight-line basis over the term of the agreement with the airline.

Our contracts with each commercial airline also require us to pay the airline a percentage of the service revenues generated from transactions with the airline’s passengers. Such payments are essentially contingent rental payments and are recorded at the same time as the related passenger service revenue and classified as Cost of Service Revenue in the consolidated statements of operations. Certain airlines are also entitled under their contracts to reimbursement by us for certain costs, which are deemed additional rental payments and classified as Cost of Service Revenue in our consolidated statements of operations.

See Note 15, “Leases,” for further details.

Revenue Recognition—We recognize revenue for equipment sales when the following conditions have been satisfied: the equipment has been shipped to the customer, title and risk of loss have transferred to the customer, we have no future obligations for installation or maintenance service, the price is fixed or determinable, and collectibility is reasonably assured.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Service revenue for BA generally consists of monthly recurring and usage fees, which are recognized monthly as the services are provided and billed to customers.

Service revenue for CA-NA generally consists of point-of-sale transactions with airline passengers, which are recognized as the services are provided and billed to customers, typically by credit or debit card. The card processors charge a transaction fee for each card transaction, and such transaction processor payments are classified as cost of service revenue in the consolidated statements of operations and recorded at the same time as the related passenger service revenue.

During 2011, we added an annual subscription product to CA-NA’s product offerings. During 2010, we added multiple access packages (“multi-pack”) and an unlimited monthly access option to CA-NA’s product offerings. Under the multi-pack, revenue is deferred and recognized each time the customer accesses the network. Typically, with products similar to the multi-pack, revenue can be recognized when the likelihood of redemption is remote. As we currently do not have the information or history to estimate our multi-pack redemption patterns, we currently recognize revenue only when the customer accesses the network. Under the unlimited monthly access option, revenue is recognized evenly throughout the month starting on the date of purchase, regardless of how many times the customer accesses the network. All deferred revenue amounts related to the multi-pack and unlimited monthly access options is classified as a current liability in our consolidated balance sheets.

CA-NA also derives service revenue under arrangements with various third parties who sponsor free or discounted access to Gogo® service. The sponsorship arrangements vary with respect to duration and the airlines included. For sponsorship arrangements that occur across more than a single calendar month, revenue is deferred and recognized evenly throughout the sponsorship term. Due to the short-term nature of these arrangements, all deferred amounts related to our sponsorships are classified as a current liability in our consolidated balance sheets. Other sources of CA-NA revenue include fees paid by third parties to advertise on or to enable ecommerce transactions through our airborne portal. For advertising or ecommerce arrangements that occur across more than a single calendar month, revenue is deferred and recognized evenly throughout the term of the arrangement.

Our BA segment has multi-element arrangements that include both equipment and service revenue. Revenue is allocated to each element based on the relative fair value of each element. Each element’s allocated revenue is recognized when the revenue recognition criteria for that element have been met. Fair value is generally based on the price charged when each element is sold separately, or vendor-specific objective evidence (“VSOE”). We use VSOE to determine the fair value of the elements pertaining to this arrangement.

Research and Development Costs—Expenditures made for research and development are charged to expense as incurred.

See Note 16, “Research and Development Costs” for further information.

Software Development Costs—We comply with the provisions of Accounting Standards Codification (“ASC”) 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires us to capitalize costs for network and non-network software developed or obtained for internal use during the application development stage. These costs include purchased software and direct costs associated

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

with the development and configuration of internal use software that support the operation of our service offerings. These costs are included in intangible assets—net in our consolidated balance sheets and, when the software is placed in service, are amortized over their estimated useful lives. Costs incurred in the preliminary project and post-implementation stage, as well as maintenance and training costs, are expensed as incurred.

We also comply with the provisions of ASC 985-20, Software – Cost of Software to Be Sold, Leased, or Marketed, which requires us to capitalize costs once technological feasibility has been established. Capitalized software costs are amortized on a product-by-product basis, based on the greater of the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product.

Warranty—Our BA segment provides warranties on parts and labor of our systems. Our warranty terms range from two to five years. Warranty reserves are established for costs that are estimated to be incurred after the sale, delivery, and installation of the products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other available evidence, and are included in accrued liabilities in our consolidated balance sheets.

See Note 7, “Composition of Certain Balance Sheet Accounts,” for the details of the changes in our warranty reserve.

Asset Retirement Obligations—We have certain asset retirement obligations related to contractual commitments to remove our network equipment and other assets from leased cell sites upon termination of the site lease or to remove equipment from aircraft when the service contracts terminate. The asset retirement obligations are classified as a noncurrent liability in our consolidated balance sheets.

See Note 7, “Composition of Certain Balance Sheet Accounts,” for the details of the changes in our asset retirement obligations.

Fair Value of Financial Instruments—We group financial assets and financial liabilities measured at fair value into three levels of hierarchy in accordance with ASC 820-10, Fair Value Measurements and Disclosure, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Our derivative liabilities are the only financial assets and liabilities that are measured at fair value in our consolidated balance sheets.

See Note 4, “Fair Value of Financial Assets and Liabilities,” for further information.

Derivatives—Our Class A Senior Convertible Preferred Stock (“Class A Preferred Stock”) and Junior Convertible Preferred Stock (“Junior Preferred Stock”) contain features that are considered embedded derivatives and are required to be bifurcated from the preferred stock and accounted for separately. These embedded derivatives are recognized in our consolidated balance sheets at fair value and the changes in fair values are recognized as noncash activity in earnings each period.

See Note 3, “Preferred Stock and Common Stock,” and Note 4, “Fair Value of Financial Assets and Liabilities,” for further information.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Preferred Stock—We elect to accrete changes in the redemption value of our preferred stock over the period from the date of issuance to the earliest redemption date using the effective interest method.

See Note 3, “Preferred Stock and Common Stock,” for further information.

Earnings Per Share—We calculate basic and diluted net loss per share in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the weighted-average number of common shares outstanding during the period.

See Note 5, “Net Loss Per Share” for further information.

Share-Based Compensation—Compensation cost is measured and recognized at fair value for all share-based payments, including stock options. We estimate fair value using the Black-Scholes option-pricing model, which requires assumptions, such as expected volatility, risk-free interest rate, expected life, and dividends. Our share-based compensation expense is recognized net of estimated forfeitures on a straight-line basis over the applicable vesting period, and is included in general and administrative expenses in our consolidated statements of operations. For 2012, 2011, and 2010, we estimated a forfeiture rate when computing share-based compensation expense. We reassess our estimated forfeiture rate periodically based on new facts and circumstances.

See Note 11, “Share-Based Compensation,” for further discussion.

Additional Paid-in Capital—For our internal recordkeeping, we categorize our additional paid-in capital account into two categories: additional paid-in capital related to equity share issuances and additional paid-in capital related to share-based compensation. Preferred stock return and accretion of preferred stock have historically been recorded as reductions to additional paid-in capital related to equity share issuances. In 2012, due to the level of preferred stock return and accretion of preferred stock recognized, the balance of our additional paid-in capital related to equity share issuances was reduced to zero. As such, during 2012 we began recording preferred stock return and accretion of preferred stock as increases to our accumulated deficit. The balance of additional paid-in capital as of December 31, 2012 relates solely to additional paid-in capital related to share-based compensation and reflects the cumulative to date balance of our share-based compensation expense.

Leases—In addition to our arrangements with commercial airlines which we account for as leases as noted above, we also lease certain facilities, equipment, cell tower space, and base station capacity. We review each lease agreement to determine if it qualifies as an operating or capital lease.

For leases that contain predetermined fixed escalations of the minimum rent, we recognize the related rent expense on a straight-line basis over the term of the lease. We record any difference between the straight-line rent amounts and amounts payable under the lease as part of deferred rent, in either accrued liabilities or as a separate line within noncurrent liabilities, as appropriate, in our consolidated balance sheets.

For leases that qualify as a capital lease, we record a capital lease asset and a capital lease obligation at the beginning of lease term at an amount equal to the present value of minimum lease payments during the term of the lease, excluding that portion of the payments that represent executory costs. The capital lease asset is depreciated on a straight-line method over its estimated useful life.

See Note 15, “Leases,” for further information.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Advertising Costs—Costs for advertising are expensed as incurred.

Debt Issuance Costs—We deferred loan origination fees and financing costs related to the Senior Term Facility (as defined in Note 8, “Long-Term Debt and Other Liabilities”), all of which has been accounted for as deferred financing costs. We amortize these costs over the term of the Senior Term Facility using the effective interest method, which amortization is included in interest expense in the consolidated statement of operations.

See Note 8, “Long-Term Debt and Other Liabilities” for further information.

Comprehensive Income/Loss—Comprehensive income/loss for the year ended December 31, 2012 is net loss plus unrealized losses on foreign currency translation adjustments.

Recently Issued Accounting Pronouncements— In February 2013, the FASB issued ASU 2013-02, FASB Finalizes New Disclosure Requirements for Reclassification Adjustments Out of AOCI (“ASU 2013-02”). This pronouncement adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). ASU 2013-02 is intended to help entities improve the transparency of changes in other comprehensive income (“OCI”) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. We will adopt this guidance as of January 1, 2013. Adoption of this guidance is not expected to have a material impact on our financial position, results of operations or cash flows.

3. PREFERRED STOCK AND COMMON STOCK

Our authorized capital consists of three classes of preferred stock and one class of common stock. All classes of our preferred stock have voting rights proportionate to their ownership interest in us and have participating rights in any dividends issued on the common stock. Each class of preferred stock requires the use of reasonable efforts to have a registration statement declared and remain effective, but there are no contingent payments associated with a failure to do so and, therefore, no liability has been recorded for the registration rights.

Each class of preferred stock was recorded outside of permanent equity because the investors can redeem the shares in the future outside of our control. The Class A Preferred Stock, Class B Senior Convertible Preferred Stock (“Class B Preferred Stock”), and the Junior Preferred Stock were measured at fair value upon issuance on December 31, 2009. See below for further details.

Our Certificate of Incorporation defines a Liquidation Event as any voluntary or involuntary liquidation, dissolution or winding up, and a Deemed Liquidation Event as (i) the sale, lease, exchange, license, or other disposition of all or substantially all of our assets and our subsidiaries, taken as a whole, in one transaction or series of related transactions, or (ii) a merger, consolidation, tender offer, reorganization, business combination, or other transaction as a result of which the holders of our issued and outstanding voting securities immediately before such transaction own or control less than a majority of the voting securities (calculated on the basis of voting power) of the continuing or surviving entity immediately after such transaction.

Class A Senior Convertible Preferred Stock—The Class A Preferred Stock has an initial stated capital of $10,000 per share and first priority in the event of a liquidation or dissolution, and is redeemable on or after December 31, 2016 at the election of the holders of at least a majority of the then-outstanding shares of Class A

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Preferred Stock voting as a class. If the Class A Preferred Stock could be redeemed as of December 31, 2012, the aggregate redemption value of the shares would be $163.3 million, which represents the stated capital of such shares plus any accrued and unpaid preferred return. The Class A Preferred Stock pays a quarterly preferred return of 5% in cash or 6% if paid in-kind, which is effected by increasing the stated capital of the preferred stock; and is convertible into common shares at a stated conversion price of $1,000 (which is equivalent to 10 shares of common stock per share of Class A Preferred Stock converted), subject to antidilution adjustments (see antidilution adjustment section below for further details). The liquidation preference for this security provides for a 33% return if a Deemed Liquidation Event occurs in the first year after issuance, a 67% cumulative return if a Deemed Liquidation Event occurs in the second year after issuance, and a 100% cumulative return if a Deemed Liquidation Event occurs after the end of the second year after issuance or, in the event of a Liquidation Event (other than a Deemed Liquidation Event) at any time, a return of stated capital, plus accrued and unpaid preferred returns at the liquidation/dissolution date, or, if greater, for both a Deemed Liquidation Event and a Liquidation Event, the amount that would have been payable or distributable with respect to the common stock into which the Class A Preferred Stock would have been converted, if all shares of this class of preferred stock, and all other classes of securities, had been converted into common stock immediately prior to the Liquidation Event. There was no beneficial conversion feature associated with the Class A Preferred Stock as of December 31, 2012, 2011 or 2010. The preferred return associated with the Class A Preferred Stock was paid in-kind. The preferred stock return was recorded at fair value and totaled $19.5 million, $13.9 million and $4.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. Accretion associated with the Class A Preferred Stock was $2.0 million, $1.9 million and $1.0 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The liquidation preference for the Class A Preferred Stock represents an embedded derivative and requires bifurcation from the Class A Preferred Stock and separate accounting as a derivative liability. The liquidity feature, when classified as a derivative liability, is required to be initially recorded at fair value and to be marked to fair value at the end of each reporting period. Any change in fair value results in noncash activity in other (income) expense in the consolidated statement of operations. As of December 31, 2012 and 2011, the fair value of the Derivative Liability was deemed to be zero and $9.6 million, respectively, which is classified as a noncurrent liability in the consolidated balance sheet. Due to changes in fair value of the derivative liability, $9.6 million and $25.7 million of income and $17.9 million of expense was recorded to Fair Value Derivative Adjustment in our consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010, respectively. See Note 4, “Fair Value of Financial Assets and Liabilities,” for additional discussion on the fair value adjustments.

Class B Senior Convertible Preferred Stock—The Class B Preferred Stock has an initial stated capital of $10,000 per share and second priority in the event of a liquidation or dissolution, and is redeemable on or after December 31, 2016, at the election of the holders of at least a majority of the then-outstanding shares of Class B Preferred Stock voting as a class. If the Class B Preferred Stock could be redeemed as of December 31, 2012, the aggregate redemption value of the shares would be $268.9 million, which represents the stated capital of such shares plus any accrued and unpaid preferred return. The Class B Preferred Stock pays a quarterly preferred return of 5% in cash or 6% if paid in-kind, which is effected by increasing the stated capital of the preferred stock; and is convertible into common shares at a stated conversion price of $1,000 (which is equivalent to 10 shares of common stock per share of Class B Preferred Stock converted), subject to antidilution adjustments (see antidilution adjustment section below for further details). The liquidation preference for this security provides for a return of stated capital plus accrued and unpaid preferred returns at the liquidation/dissolution date or, if greater, the amount that would have been payable or distributable with respect to the

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

common stock into which the Class B Preferred Stock would have been converted if all shares of this class of preferred stock and all other classes of securities had been converted into common stock immediately prior to the liquidation event. There was no beneficial conversion feature associated with the Class B Preferred Stock as of December 31, 2012, 2011, or 2010. The preferred return associated with the Class B Preferred Stock was paid in-kind. The preferred stock return was recorded at fair value and totaled $32.9 million, $17.4 million and $13.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. Accretion associated with the Class B Preferred Stock was $1.5 million, $1.6 million and $1.2 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Junior Convertible Preferred Stock—The Junior Preferred Stock has an initial stated capital of $10,000 per share and third priority in the event of a liquidation or dissolution, and is redeemable on or after June 30, 2017, at the election of holders of at least a majority of then-outstanding shares of Junior Preferred Stock voting as a class. If the Junior Preferred Stock could be redeemed as of December 31, 2012, the aggregate redemption value of the shares would be $190.7 million, which represents the stated capital of such shares. The Junior Preferred Stock does not pay a quarterly preferred return, and at issuance, was convertible into common shares at a stated conversion price of $1,087 (which is equivalent to 9.1996 shares of common stock per share of Junior Preferred Stock converted), subject to antidilution adjustments, as of the date of issuance (see antidilution adjustment section below for further details). As of December 31, 2012, the Junior Preferred Stock conversion price was $1,075 due to adjustments resulting from the issuance of additional Class A Preferred Stock in 2011 and 2010. The liquidation preference for this security provides for a return of stated capital at the liquidation/dissolution date or, if greater, the amount that would have been payable or distributable with respect to the common stock into which these preferred shares would have been converted if all shares of this class of preferred stock and all other classes of securities had been converted into common stock immediately prior to the liquidation event. There was no beneficial conversion feature associated with the Junior Preferred Stock as of December 31, 2012, 2011, or 2010. Accretion associated with the Junior Preferred Stock was $7.0 million, $6.6 million and $6.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The fair value at issuance on December 31, 2009 of the Junior Preferred stock was determined to be approximately $8,000 per share, a substantial discount to its stated capital of $10,000 per share. Accordingly, under ASC 815, Derivatives and Hedging, since the Junior Preferred Stock contains contingently exercisable put/call features, principally the Deemed Liquidation Event and Mandatory Conversion Option features, that can accelerate the repayment of the stated capital, then such contingently exercisable put/call features are not deemed to be clearly and closely related to the host security and must be bifurcated from the Junior Preferred Stock and separately accounted for as a derivative liability. As a derivative liability, these features are initially recorded at their fair value on date of issuance and are marked to fair value at the end of each reporting period. Any changes in fair value results in noncash activity in other (income) expense in the consolidated statement of operations. As of December 31, 2012 and 2011, the fair value of the Derivative Liability was deemed to be zero. Due to changes in fair value of the derivative liability, $33.1 million of income and $14.5 million of expense was recorded to Fair Value Derivative Adjustment in our consolidated statements of operations for the years ended December 31, 2011 and 2010, respectively. See Note 4, “Fair Value of Financial Assets and Liabilities,” for additional discussion on the fair value adjustments.

Antidilution Adjustments—As noted above, all three classes of our preferred stock include antidilution adjustment provisions. The antidilution adjustment provisions are consistent across all three classes of the preferred stock in that if we issue or sell, or if we are deemed to have issued or sold, any Capital Stock for a

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

consideration per share of Common Stock less than the Conversion Price in effect immediately prior to such time, the Conversion Price shall be reduced to the Conversion Price determined by dividing (a) an amount equal to the sum of (x) the product derived by multiplying the Conversion Price in effect immediately prior to such issuance or sale by the number of Shares of Common Stock Deemed Outstanding immediately prior to such issuance or sale, plus (y) the consideration, if any, received by us upon such issue on sale, by (b) the number of Shares of Common Stock Deemed Outstanding immediately after such issuance or sale; provided that no adjustment shall be made to the Conversion Price in connection with any issuance of Excluded Securities.

As of December 31, 2012, only the Junior Preferred Stock has been subject to antidilutive adjustments as a result of the issuance of additional Class A Preferred Stock in 2011 and 2010. The Class A Preferred Stock was issued with a conversion price below the conversion price of the Junior Preferred Stock as then in effect. Thus, the conversion price of the Junior Preferred Stock adjusted from $1,087 at December 31, 2009 to $1,075 at December 31, 2012. Neither the Class A Preferred Stock or the Class B Preferred Stock have required adjustment due to the issuance of the additional Class A Preferred Stock during 2011 and 2010, because such additional shares have the same conversion terms as the existing Class A Preferred Stock and Class B Preferred Stock.

Common Stock—Our common stock is junior to the preferred stock and is subject to all the powers, rights, privileges, preferences, and priorities of the preferred stock.

Registration Rights—Under a Registration Rights Agreement executed at the time of the C-Corp Conversion, following an initial public offering, certain stockholders have the right to cause us to effect, at our expense, a registration of such holders’ common stock under the Securities Act of 1933, as amended. There are no contingent payments associated with a failure to do so, and no liability has been recorded for the registration rights.

Preferred Stock Activity

When we converted into a C-Corporation on December 31, 2009, our capital structure included the following shares of issued and outstanding preferred stock, which resulted from conversion:

•	Approximately 2,076 shares of Class A Preferred Stock

•	Approximately 22,488 shares of Class B Preferred Stock

•	Approximately 19,070 shares of Junior Preferred Stock

December 31, 2009 Funding—On December 31, 2009, we also issued 3,661 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $36.6 million, of which $36.3 million was funded on December 31, 2009, and $0.3 million on January 4, 2010. The majority of the proceeds was invested by new investors. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds were used to fund operations.

February 16, 2010 Funding—On February 16, 2010, we issued 350 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $3.5 million to existing investors on terms consistent with prior issuances of Class A Preferred Stock. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds were used to fund operations.

Put/Call Option Agreement—On December 31, 2009, we entered into put/call option agreements (“put/call options”) with certain investors, which enabled us to issue, or the investors to buy, up to an aggregate 2,500

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

shares of Class A Preferred Stock, at a price of $10,000 per share, at any time between April 1, 2010 and September 30, 2010. In 2010, we elected to exercise our put option, thus requiring the investors to fund the entire amount, and we received $25.0 million of proceeds.

The put/call options were considered a derivative liability per ASC 815 and were required to be initially recorded at fair value and marked to fair value at the end of each reporting period. Any changes in fair value resulted in noncash activity in other (income) expense in the consolidated statements of operations. As all of the put/call options were exercised as of July 1, 2010, we do not have any remaining derivative liability. As of December 31, 2009, upon issuance, the fair value of the derivative liability was deemed to be $0.5 million. Due to changes in fair value of the derivative liability, $0.8 million of expense was recorded to Fair Value Derivative Adjustment in our consolidated statements of operations during the year ended December 31, 2010. See Note 4, “Fair Value of Financial Assets and Liabilities,” for additional discussion on the fair value adjustments.

As a result of all the put/call options being exercised, the associated Derivative Liability of $1.4 million as of the exercise date was reclassified as part of the carrying amount of the Class A Preferred Stock, and is accreted to the first redemption date for the Class A Preferred Stock, using the effective interest method.

January 28, 2011 Funding—On January 28, 2011, we issued 3,554 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $35.5 million to existing investors on terms consistent with prior issuances of Class A Preferred Stock. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds were used to fund operations.

June 30, 2011 Funding—On June 30, 2011, we issued 1,985 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $19.8 million to existing investors on terms consistent with prior issuances of Class A Preferred Stock. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds were used to fund operations.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

A summary of our preferred stock activity for the years ended December 31, 2012, 2011 and 2010, is as follows (in thousands):

	Preferred Stock
	Class A	Class B	Junior	Total
Balance—January 1, 2010	$53,769	$216,593	$135,205	$405,567
February 16, 2010 funding	3,500	—	—	3,500
Exercise of put/call options	25,000	—	—	25,000
Allocation of embedded derivative upon issuance of preferred stock	(8,803)	—	—	(8,803)
Reclassification of derivative upon exercise of put/call options	1,357	—	—	1,357
Preferred stock return	4,462	13,801	—	18,263
Accretion of preferred stock	993	1,165	6,343	8,501

Balance—December 31, 2010	80,278	231,559	141,548	453,385
January 28, 2011 funding	38,095	—	—	38,095
June 30, 2011 funding	24,478	—	—	24,478
Allocation of embedded derivative upon issuance of preferred stock	(6,018)	—	—	(6,018)
Preferred stock return(1)	13,943	17,388	—	31,331
Accretion of preferred stock	1,913	1,625	6,643	10,181

Balance—December 31, 2011	152,689	250,572	148,191	551,452
Preferred stock return	19,505	32,922	—	52,427
Accretion of preferred stock	2,005	1,541	6,953	10,499

Balance—December 31, 2012	$174,199	$285,035	$155,144	$614,378

(1)	In 2011, we recorded an out of period preferred stock return adjustment of $1.6 million that should have been recorded in 2010, which reduced preferred stock return, and which management does not believe has a material effect on the financial statements. The adjustment is composed of an increase to the Class A Preferred Stock return of $0.8 million and a decrease to the Class B Preferred Stock return of $2.4 million.

4. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

A three-tier fair value hierarchy has been established which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—defined as observable inputs such as quoted prices in active markets;

•

Level 2—defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Long-Term Debt:

Our financial assets and liabilities that are disclosed but not measured at fair value include the Senior Term Facility and the Alaska Facility which are reflected on the consolidated balance sheet at cost, as defined in Note 8, “Long-Term Debt and Other Liabilities”. Based on market conditions as of December 31, 2012, the fair value of the Senior Term Facility and the Alaska Facility approximated their carrying values of $133.3 million and $2.0 million, respectively (see Note 8, “Long-Term Debt and Other Liabilities”). These fair value measurements are classified as Level 2 within the fair value hierarchy since they are determined based upon significant inputs observable in the market including interest rates on recent financing transactions to entities with credit profiles similar to ours. We estimated the fair values of the Senior Term Facility and the Alaska Facility borrowings by calculating the upfront cash payment a market participant would require to assume these obligations. The upfront cash payment, excluding any issuance costs, is the amount that a market participant would be able to lend at December 31, 2012 to an entity with a credit rating similar to ours and achieve sufficient cash inflows to cover the scheduled cash outflows under the Senior Term Facility and the Alaska Facility.

Derivative Liabilities:

As discussed in Note 3, “Preferred Stock and Common Stock,” our Class A Preferred Stock and Junior Preferred Stock include features that qualify as embedded derivatives. The embedded derivatives were bifurcated from the host contract and separately accounted for as a derivative liability. As derivative liabilities, these features are required to be initially recorded at the fair value on date of issuance and marked to fair value at the end of each reporting period, resulting in a noncash charge/benefit to other (income) expense in our consolidated statements of operations.

The fair value of the derivatives was valued using an income approach and a probability-weighted expected return method (“PWERM”) using Level 3 unobservable inputs, as the income approach and PWERM were deemed to best represent the valuation models investors would likely use in valuing us. We update these valuation models each quarter. Under the PWERM, the value of all of our various equity securities, including the embedded derivatives, was estimated based upon an analysis of expected future values at the time of a liquidity event, including an IPO and a sale of the Company. The estimated fair value of the embedded derivatives was based upon the probability-weighted present value of the expected value of our various equity securities at the time of a future IPO or sale of the Company, as well as the rights of each class of security. The scenarios included in the PWERM analysis reflect the possible different levels of financial performance as a result of varying the timing and pace of market acceptance for the Gogo service, as well as overall market conditions and varying the timing of any potential IPO or sale of the Company. Significant inputs used in valuing the derivative financial liabilities include our projected future cash flows, the timing of potential liquidity events and their probability of occurring, the discount rate used to calculate the present-value of the prospective cash flows, and a discount for the lack of marketability of our preferred and common stock. Quantitative information for the significant inputs used in valuing the derivative liabilities as of December 31, 2012 is summarized in the following table:

Level 3	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Derivative liabilities	$—	Discounted cash flow	Discount rate(1)	15.5% -45.0% (18.7%)

			Long-term revenue growth rate	3.5%

			Long-term pre-tax operating margin	23.8% - 54.8% (40.2%)

			Discount for lack of marketability	7.0%

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

(1)	The 45.0% discount rate is associated with the CA-ROW segment and is higher as compared with the CA-NA and BA segments’ discount rates due to the fact that the CA-ROW segment activity is in the start-up phase as we initiated our international expansion efforts in the first quarter of 2012.

Our derivative liabilities contain uncertainties because they require management to make assumptions and to use its judgment to estimate various inputs into our PWERM model. Our projected future cash flows assume future increases in the number of aircraft online, the adoption rate of our service and service price, and the introduction of new products and services. In addition, we make certain assumptions relating to the development cost of new products and technologies, operating costs and capital expenditures. The business assumptions underlying each of the discounted cash flow scenarios were consistent with the plans and estimates that we used at the time to manage the business, although there was inherent uncertainty in these estimates. Generally speaking, the average risk premiums have declined over time as our operations have matured and we have achieved operating and financial results that were consistent with previously issued projections. The discount for the lack of marketability of our preferred and common stock is estimated using both quantitative and qualitative methods. The discount for lack of marketability has declined as we approach a potential liquidity event. We utilize three liquidity scenarios in our PWERM model, each of which has different financial performance and liquidity event timing assumptions. As of December 31, 2012, the first two scenarios, which represent 80% of the overall enterprise value, assume the IPO occurs within nine months. The third scenario, which represents 20% of the overall enterprise value, assumes a sale of the Company in December of 2013. Each scenario has a set of assumptions that represents sensitivity around future revenue and cash flow projections.

Our derivative liabilities will typically decrease, resulting in other income in our statement of operations, when our enterprise value increases, and will typically increase, resulting in other expense, when our enterprise value declines. Our derivative liability was reduced to zero in the year ended December 31, 2012 as our total estimated enterprise value increased and is now estimated to be at a level at which the Class A Preferred Stock holders would be expected to convert their preferred shares into common shares upon a liquidity event given the higher expected realized value upon such conversion. The following table presents the fair value reconciliation of Level 3 derivative liabilities measured at fair value on a recurring basis for the years ended December 31, 2012 and 2011 (in thousands):

	Class A Preferred Stock	Junior Preferred Stock	Put/Call Options	Total
Balance—January 1, 2010	$2,587	$18,595	$515	$21,697
Included in other (income) expense	17,882	14,495	842	33,219
Allocation of Class A Preferred Stock upon issuance	8,803	—	—	8,803
Reclassification upon exercise of put/call options	—	—	(1,357)	(1,357)

Balance—December 31, 2010	29,272	33,090	—	62,362
Included in other (income) expense	(25,650)	(33,090)	—	(58,740)
Allocation of Class A Preferred Stock upon issuance	6,018	—	—	6,018

Balance—December 31, 2011	9,640	—	—	9,640
Included in other (income) expense	(9,640)	—	—	(9,640)

Balance—December 31, 2012	$—	$—	$—	$—

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

FCC License:

In performing the annual impairment assessment of our FCC license, the fair value of the FCC license is determined using an income-based approach (the Greenfield method) using Level 3 unobservable inputs. Significant Level 3 inputs include projected future cash flows and the discount rate used to calculate the present value of the prospective cash flows.

5. NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 using the weighted-average number of common shares outstanding during the period. Our Class A Preferred Stock, Class B Senior Preferred Stock and Junior Preferred Stock are all considered participating securities requiring the two-class method to calculate basic and diluted earnings per share. In periods of a net loss attributable to common stock, the three classes of preferred stock are excluded from the computation of basic earnings per share due to the fact that they are not required to fund losses or the redemption amount is not reduced as a result of losses. For the years ended December 31, 2012, 2011 and 2010, basic and diluted losses per share were calculated using the two-class method.

For the years ended December 31, 2012, 2011, and 2010 all outstanding ACM units, stock options, and convertible preferred stock were excluded from the computation of diluted shares outstanding because they were anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended December 31,
	2012	2011	2010
Net income (loss)	$(32,714)	$23,615	$(113,379)
Less: Preferred stock return	52,427	31,331	18,263
Less: Accretion of preferred stock	10,499	10,181	8,501

Undistributed losses	$(95,640)	$(17,897)	$(140,143)

Allocation of undistributed losses to participating securities:
Common stock undistributed losses	$(95,640)	$(17,897)	$(140,143)
Class A Preferred Stock undistributed losses	—	—	—
Class B Preferred Stock undistributed losses	—	—	—
Junior Preferred Stock undistributed losses	—	—	—

Undistributed losses	$(95,640)	$(17,897)	$(140,143)

Weighted-average common shares outstanding—basic and diluted	6,798	6,798	6,798

Net loss attributable to common stock per share—basic and diluted	$(14.07)	$(2.63)	$(20.62)

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

6. INTANGIBLE ASSETS

Our intangible assets are comprised of both indefinite- and finite-lived intangible assets. In 2006, we were the successful bidders in a Federal Communications Commission (“FCC”) auction of a nationwide 800 MHz Commercial Air-Ground Radiotelephone license (the “FCC License”). While the FCC License was issued with a 10-year term, such license is subject to renewal by the FCC, and renewals of licenses held by others have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the FCC License. As a result, the FCC License is treated as an indefinite-lived intangible asset and we do not amortize it. We reevaluate the useful life of the FCC License each reporting period to determine whether events and circumstances continue to support an indefinite useful life. As noted in Note 2, “Summary of Significant Accounting Policies,” our annual impairment assessment of the FCC license for 2012, 2011, and 2010 indicated no impairment.

Our finite-lived intangible assets, other than software, relate exclusively to our BA segment. We amortize our finite-lived intangible assets on a straight-line basis over their estimated useful lives.

Our software relates to the development of internal use software which is used to run our network and to support our service offerings. Software also includes software which is embedded in the equipment that we sell to our customers within the BA segment.

During 2010, we changed the scope of an internally developed software project that was in the application development stage and was therefore capitalized. As a result, we recorded a loss on disposal of approximately $2.4 million related to that project in 2010, which was recorded in general and administrative expenses in the consolidated statements of operations.

Our intangible assets, other than goodwill, as of December 31, 2012 and 2011, were as follows (in thousands, except for weighted average remaining useful life):

	Weighted Average Remaining Useful Life (in years)	As of December 31,
		2012			2011
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Software	3.0	$58,765	$(35,263)	$23,502	$46,817	$(28,855)	$17,962
Trademark/trade name	—	2,852	(2,852)	—	2,852	(2,852)	—
Aircell Axxess technology	2.1	4,129	(3,549)	580	4,129	(3,271)	858
OEM and dealer relationships	4.1	6,724	(3,978)	2,746	6,724	(3,306)	3,418
Service customer relationships	—	981	(981)	—	981	(981)	—

Total amortized intangible assets	3.1	73,451	(46,623)	26,828	61,503	(39,265)	22,238

Unamortized intangible assets:
FCC License		31,319	—	31,319	31,319	—	31,319

Total intangible assets		$104,770	$(46,623)	$58,147	$92,822	$(39,265)	$53,557

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Amortization expense for the years ended December 31, 2012, 2011, and 2010 was $7.4 million, $10.1 million and $11.4 million, respectively.

Amortization expense for the next five years and for the periods thereafter is estimated to be as follows (in thousands):

Years Ending December 31	Amortization Expense
2013	$8,782
2014	7,115
2015	4,841
2016	3,365
2017	2,523
Thereafter	202

Actual future amortization expense could differ from the estimated amount as the result of future investments and other factors.

7. COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS

Inventories as of December 31, 2012 and 2011, consist of the following (in thousands):

	2012	2011
Work in process component parts	$9,997	$7,439
Finished goods	2,152	1,684

Total inventories	$12,149	$9,123

Property and equipment as of December 31, 2012 and 2011, consist of the following (in thousands):

	2012	2011
Office equipment, furniture, and fixtures	$15,895	$12,078
Leasehold improvements	7,152	5,497
Airborne equipment	163,896	122,357
Network equipment	96,000	70,420

	282,943	210,352
Accumulated depreciation	(85,269)	(59,408)

Property and equipment—net	$197,674	$150,944

Deferred financing costs as of December 31, 2012 and 2011, consist of the following (in thousands):

	2012	2011
Debt issuance costs	$8,826	$—
Equity financing costs	—	1,322

Total deferred financing costs	$8,826	$1,322

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Other non-current assets costs as of December 31, 2012 and 2011, consist of the following (in thousands):

	2012	2011
Canadian ATG license payments(1)	$3,080	$—
Deposits on satellite technology solutions equipment	5,747	—
Other	2,036	1,244

Total other non-current assets	$10,863	$1,244

(1)	See Note 14, “SkySurf” for further information.

Accrued liabilities as of December 31, 2012 and 2011, consist of the following (in thousands):

	2012	2011
Employee benefits	$11,212	$9,166
Airline revenue share	6,261	2,845
Property, use, sales, and income tax	2,917	2,851
Airborne installation costs	2,866	1,626
Airborne equipment	9,343	319
Other	13,353	8,827

Total accrued liabilities	$45,952	$25,634

Changes in our warranty reserve for the years ended December 31, 2012 and 2011, consist of the following (in thousands):

Warranty Reserve
Balance—January 1, 2011	$415
Accruals for warranties issued	1,254
Settlement of warranties	(997)

Balance—December 31, 2011	672
Accruals for warranties issued	480
Settlement of warranties	(282)

Balance—December 31, 2012	$870

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Changes in our asset retirement obligations for the years ended December 31, 2012 and 2011, consist of the following (in thousands):

Asset Retirement Obligation
Balance—January 1, 2011	$1,757
Liabilities incurred	147
Liabilities settled	(17)
Accretion expense	225

Balance—December 31, 2011	2,112
Liabilities incurred	293
Liabilities settled	(39)
Accretion expense	271

Balance—December 31, 2012	$2,637

8. LONG-TERM DEBT AND OTHER LIABILITIES

Senior Term Facility—On June 21, 2012, we borrowed $135.0 million under a five-year term loan that matures on June 21, 2017 (the “Senior Term Facility”), the terms of which are set forth in a Credit Agreement dated as of June 21, 2012 among GIH, ABAS, and Gogo LLC, as borrowers, the lenders named therein, and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent. We received net cash proceeds of $125.4 million following the payment of debt issuance fees of $9.6 million. As of December 31, 2012 we had $133.3 million outstanding under the Senior Term Facility. We will use these proceeds for general corporate purposes, including funding for our international expansion to the extent permitted by the Senior Term Facility.

GIH, Gogo LLC and ABAS are the borrowers under the Senior Term Facility. The obligations of the borrowers under the Senior Term Facility are guaranteed by each of our direct and indirect wholly-owned domestic subsidiaries, in each case to the extent otherwise permitted by applicable law, regulation and contractual provision. In addition, the Senior Term Facility and the guarantees thereunder are secured by security interests in (i) all of the capital stock of all direct domestic subsidiaries owned by the borrowers and the guarantors, (ii) 65% of the capital stock of each direct foreign subsidiary owned by any borrower or any guarantor (it being understood that a foreign subsidiary holding company will be deemed a foreign subsidiary), and (iii) substantially all other tangible and intangible assets (including intellectual property) of the borrowers and the guarantors, subject in each case to certain exceptions.

The Senior Term Facility contains customary representations and warranties, affirmative and negative covenants, and definitions of events of default. If an event of default occurs and so long as such event of default is continuing, the amounts outstanding will accrue interest at an increased rate and payments of such outstanding amounts could be accelerated. We do not have maintenance covenants under the terms of the Senior Term Facility but as part of its affirmative covenants, we need to maintain a minimum cash balance of $5.0 million, comply with certain reporting and notice requirements and periodic financial statement reporting on a borrowing entity basis. As of December 31, 2012, we were in compliance with our reporting and notice requirements and no event of default had occurred.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

The Senior Term Facility contains a number of covenants that, among other things, limit or restrict the ability of the borrowers and the guarantors to dispose of assets, incur or guarantee additional indebtedness, prepay certain subordinated indebtedness, modify certain terms of certain material agreements (including intercompany agreements), make dividends and other restricted payments, issue additional preferred stock, investments (including a cap on investments in our international business during the term of the Senior Term Facility), incur or maintain liens, make capital expenditures, engage in mergers and certain other fundamental changes, engage in certain transactions with affiliates, enter into saleleaseback arrangements or enter into agreements restricting dividends or other distributions by subsidiaries to the borrowers or any of their subsidiaries.

Under the Senior Term Facility, principal payments of $0.8 million are due on the last day of each calendar quarter starting on September 30, 2012 and ending on March 31, 2017, with the remaining unpaid principal amount of the loan due and payable on the maturity date of the Senior Term Facility.

The loans outstanding under the Senior Term Facility bear interest, at our option, either: (i) at the base rate, which is defined as the highest of (a) the rate of interest published by the Wall Street Journal, from time to time, as the prime rate, (b) 1/2 of 1% per annum above the weighted average of the rates on overnight federal funds transactions, (c) an adjusted London inter-bank offered rate (adjusted for statutory reserve requirements and with a rate floor of 1.5%) (“LIBO Rate”) for an interest period of one month plus 1.00% and (d) 2.50% or (ii) at the LIBO Rate plus, in each case, an applicable margin. The applicable margin is 9.75% per annum with respect to any LIBOR loan and 8.75% per annum with respect to any base rate loan, per annum. As of December 31, 2012, the interest rate on the Senior Term Facility was 11.25% and all loans were outstanding as three month LIBOR loans.

We paid $9.6 million of loan origination fees and financing costs related to the Senior Term Facility, all of which has been accounted for as deferred financing costs. Total amortization expense of the deferred financing costs were $0.8 million for the year ended December 31, 2012 and is included in interest expense in the consolidated statements of operations. As of December 31, 2012, the balance of unamortized deferred financing costs related to the Senior Term Facility was $8.8 million and was included in non-current assets, see Note 7 “Composition of Certain Balance Sheet Accounts” for additional details.

As of December 31, 2012, the mandatory principal payments under the Senior Term Facility are as follows (in thousands):

Years ending December 31,	Credit Facility
2013	$3,375
2014	$3,375
2015	$3,375
2016	$3,375
2017	$119,813
Thereafter	$—

The credit agreement executed in connection with our Senior Term Facility provides for mandatory prepayments and the ability to make optional prepayments. The credit agreement provides that any mandatory prepayments will be calculated based on the excess cash flows (as defined in the credit agreement) of ABAS only. This calculation is made at the end of each fiscal year beginning with the year ending December 31, 2013,

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

with any required payments due no later than the 95th day following the end of the applicable fiscal year, and is based on ABAS’ debt leverage ratio. A leverage ratio of 3.25x or higher will trigger a mandatory prepayment of 50% of excess cash flows for the year, a leverage ratio of 2.0x or higher but less than 3.25x will trigger a mandatory prepayment of 25% of excess cash flows for the year and a leverage ratio of less than 2.0x will not trigger any mandatory prepayment of excess cash flows. The amount of any required mandatory prepayments will be reduced by the amount of any optional prepayments made during the applicable fiscal year. In the event actual results or a change in estimates trigger the mandatory prepayment, such prepayment amount will be reclassified from non-current liabilities to current liabilities in the accompanying consolidated balance sheets.

We may voluntarily prepay the loans subject to conditions, prices and premiums as follows:

(i)	On and prior to June 20, 2014 we may prepay the loans at par plus (a) 3.0% of the principal amount of the loans prepaid and b) a “make whole” premium based on a discounted present value of the interest and principal payments due on such prepaid loans through June 20, 2014;

(ii)	On and after June 21, 2014 but prior to June 21, 2015, we may prepay the loans at par plus 3.0% of the principal amount of loans prepaid;

(iii)	On and after June 21, 2015, we may prepay the loans at par.

Alaska Financing—On November 2, 2010, we entered into a $4.1 million standby credit facility agreement (the “Alaska Facility”) with Alaska Airlines, Inc. (“Alaska Airlines”) to finance the construction of ATG network sites in Alaska. The Alaska Facility has a six-year term and an interest rate of 10% per annum, compounded and payable quarterly. As of December 31, 2012 and 2011, we had $2.0 million and $2.5 million, respectively, outstanding under the Alaska Facility. No further draws can be made under the Alaska Facility and principal amounts outstanding are payable in quarterly installments over a five-year period commencing on November 12, 2011, or can be prepaid at any time without premium or penalty at our option. The Alaska Facility is secured by a first-priority interest in our cell tower leases and other personal property located at the cell sites in Alaska.

The Alaska Facility contains representations and warranties and affirmative and negative covenants customary for financings of this type. There are no financial covenants; however, other covenants include limitations on liens on the collateral assets as well as mergers, consolidations, and similar fundamental corporate events, and a requirement that we continue as the in-flight connectivity service provider to Alaska Airlines.

Pursuant to our equipment and revenue agreement with Alaska Airlines, the share of service revenue (“revenue share”) we pay Alaska Airlines increases as long as any amounts are outstanding under the Alaska Facility. Alaska Airlines revenue share increases by 500 basis points for the one-year period following the first date on which our Gogo® service is used on the ATG network in Alaska, and 300 basis points thereafter, until the principal and all accrued interest is paid in full. This incremental Alaska Airlines’ revenue share was an amount less than $0.1 million for each of the years ended December 31, 2012, 2011 and 2010 and is included in our consolidated statements of operations as part of our interest expense.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Principal payments of our long-term debt over the next five years and thereafter are as follows (in thousands):

Years ending December 31,	Long-Term Debt
2013	$504
2014	$504
2015	$504
2016	$504
2017	$—
Thereafter	$—

Letters of Credit—We maintain several letters of credit totaling $0.9 million and $0.6 million as of December 31, 2012 and 2011, respectively. The letters of credit require us to maintain restricted cash accounts in a similar amount, and are issued for the benefit of the landlords at our office locations in Itasca, Illinois; Bensenville, Illinois; and Broomfield, Colorado; and for the benefit of certain vendors in the ordinary course of business.

9. INTEREST COSTS

We capitalize a portion of our interest on funds borrowed during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and amortized over the useful lives of the assets. We did not capitalize interest during 2011 and 2010 as we incurred an immaterial amount of interest expense in 2011 and 2010.

The following is a summary of our interest costs for the years ended December 31, 2012, 2011, and 2010 (in thousands):

	2012	2011	2010
Interest costs charged to expense	$8,913	$280	$37
Interest costs capitalized to property and equipment	200	—	—
Interest costs capitalized to software	129	—	—

Total interest costs	$9,242	$280	$37

10. BUSINESS SEGMENTS

Effective January 1, 2013, we realigned our reporting segments into the following three segments: Commercial Aviation North America, or “CA-NA,” Commercial Aviation Rest of World, or “CA-ROW,” and Business Aviation, or “BA.” We previously reported three segments: commercial aviation or CA, International and BA. The realignment is intended to better align our reporting structure to the way in which we manage our business. The BA segment was not impacted by the realignment. Prior period results have been restated to conform to the current year presentation.

CA-NA segment: Our CA-NA segment provides in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers flying routes that begin and end within North America, which for this purpose includes the continental United States (including Alaska), Canada and Mexico.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

CA-ROW segment: Through our CA-ROW segment, we intend to provide in-flight connectivity and wireless digital entertainment solutions to passengers flying on foreign-based commercial airlines and international flights of North American based commercial airlines. This includes routes that begin or end outside of North America (as defined above) for which our international service is provided. Our CA-ROW business is in the start-up phases as we initiated our international expansion efforts in the first quarter of 2012.

BA Segment: Our BA business provides equipment for in-flight connectivity along with voice and data services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through strategic alliances with satellite companies. Customers include business aircraft manufacturers, owners, and operators, as well as government and military entities.

The accounting policies of the operating segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.” Transactions between segments are eliminated in consolidation. There are no revenue transactions between segments. We currently do not generate a significant amount of foreign revenue. We do not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented.

Management evaluates performance and allocates resources to each segment based on segment profit (loss), which is calculated internally as net income (loss) attributable to common stock before interest expense, interest income, income taxes, depreciation and amortization, and certain non-cash charges (including amortization of deferred airborne lease incentives, stock compensation expense, fair value derivative adjustments, Class A and Class B senior convertible preferred stock return, accretion of preferred stock, and the write off of deferred equity financing costs). Segment profit (loss) is a measure of performance reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and evaluating segment performance. In addition, segment profit (loss) is included herein in conformity with ASC 280-10, Segment Reporting. Management believes that segment profit (loss) provides useful information for analyzing and evaluating the underlying operating results of each segment. However, segment profit (loss) should not be considered in isolation or as a substitute for net income (loss) attributable to common stock or other measures of financial performance prepared in accordance with GAAP. Additionally, our computation of segment profit (loss) may not be comparable to other similarly titled measures computed by other companies.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Information regarding our reportable segments is as follows (in thousands):

	For the Year Ended December 31, 2012
	CA-NA	CA-ROW	BA	Total
Service revenue	$132,607	$—	$34,460	$167,067
Equipment revenue	1,833	670	63,945	66,448

Total revenue	$134,440	$670	$98,405	$233,515

Segment profit (loss)	$(12,211)	$(14,261)	$35,816	$9,344

	For the Year Ended December 31, 2011
	CA-NA	CA-ROW	BA	Total
Service revenue	$83,421	$—	$20,497	$103,918
Equipment revenue	2,539	—	53,699	56,238

Total revenue	$85,960	$—	$74,196	$160,156

Segment profit (loss)	$(25,820)	$—	$25,008	$(812)

	For the Year Ended December 31, 2010
	CA-NA	CA-ROW	BA	Total
Service revenue	$48,318	$—	$10,023	$58,341
Equipment revenue	1,072	—	35,246	36,318

Total revenue	$49,390	$—	$45,269	$94,659

Segment profit (loss)	$(56,883)	$—	$12,005	$(44,878)

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

A reconciliation of segment profit (loss) to the relevant consolidated amounts is as follows (in thousands):

	For the Years Ended December 31,
	2012	2011	2010
CA-NA segment loss(1)	$(12,211)	$(25,820)	$(56,883)
CA-ROW segment loss(1)	(14,261)	—	—
BA segment profit(1)	35,816	25,008	12,005

Total segment profit (loss)	9,344	(812)	(44,878)
Interest income	77	72	98
Interest expense	(8,913)	(280)	(37)
Depreciation and amortization	(36,907)	(32,673)	(30,991)
Amortization of deferred airborne lease incentive(2)	3,671	1,456	522
Stock compensation expense	(3,545)	(1,795)	(1,614)
Fair value derivative adjustment	9,640	58,740	(33,219)
Write off of deferred equity financing costs	(5,023)	—	—
Other expense	(22)	(40)	—

Income (loss) before income taxes	$(31,678)	$24,668	$(110,119)

(1)	Starting in January 2012 we began allocating to our BA and CA-ROW segments certain corporate operating expenses included in the CA-NA segment but shared by our CA-NA, BA and CA-ROW segments. We did not allocate these expenses prior to January 2012 because they were not deemed material to either the CA-NA or BA segment, or our consolidated results.
(2)	Amortization of deferred airborne lease incentive only relates to our CA-NA segment. See “Arrangements with Commercial Airlines” section of Note 15, “Leases” for further information.

Major Customers and Airline Partnerships—In 2012, 2011 and 2010, no customer accounted for more than 10% of our consolidated revenue. In CA-NA, one party made up approximately 15% of consolidated accounts receivable at December 31, 2012, of which a significant portion was paid in February 2013, and a different party made up approximately 38% of consolidated accounts receivable at December 31, 2011, of which a significant portion was paid in February 2012.

In our CA-NA segment, revenue from passengers using the Gogo service while flying on aircraft owned by two of our airline partners accounted for 39%, 34% and 34% of consolidated revenue for each the years ended December 31, 2012, 2011 and 2010, respectively.

11. SHARE-BASED COMPENSATION

We have the following employee share-based compensation plans as of December 31, 2012:

•	The Aircell Holdings Inc. Stock Option Plan (the “2010 Plan”) and

•	AC Management LLC (the “2007 Plan”).

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

The following is a summary of our share-based compensation expense for the years ended December 31, 2012, 2011, and 2010 (in thousands):

	2012	2011	2010
2010 Plan	$3,523	$1,763	$1,561
2007 Plan	22	32	53

Total	$3,545	$1,795	$1,614

2010 Plan—In June 2010 the Board of Directors and stockholders approved the 2010 Plan, which became effective on June 2, 2010. The 2010 Plan contemplates the issuance of options to purchase our common stock to eligible employees, directors, consultants, and others as determined by the Compensation Committee of our Board of Directors. Under the 2010 Plan, 4,318,275 shares of common stock were reserved for issuance. As of December 31, 2012, 152,440 shares remained available for grant.

The 2010 Plan generally includes two groups of options:

•	Options that vest 20% upon grant with the remainder vesting in equal annual increments over a four-year period, or

•	Options that vest in equal annual increments over a four-year period.

The contractual life of granted options is 10 years. All options that are unvested as of the date on which a recipient’s employment terminates, as well as vested options that are not exercised within a prescribed period following termination, are forfeited and become available for future grants.

A summary of stock option activity for the year ended December 31, 2012, is as follows:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding—January 1, 2012	3,837,780	$11.52	8.88	$—
Granted	342,475	$17.78
Exercised	—
Forfeited	(3,708)
Expired	(10,712)	$9.08

Options outstanding—December 31, 2012	4,165,835	$12.05	8.03	$23,519

Options exercisable—December 31, 2012	1,890,668	$10.33	7.69	$13,867

Options vested and expected to vest—December 31, 2012	4,074,783	$11.96	8.01	$23,370

There were no stock options exercised during 2012, 2011, and 2010. As of December 31, 2012, total unrecognized compensation costs related to unvested stock options were approximately $8.3 million which is

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

expected to be recognized over a weighted average period of 2.2 years. The total grant date fair value of stock options vested in 2012, 2011 and 2010 was approximately $3.2 million, $1.6 million, and $0.6 million, respectively.

As noted in Note 2, “Summary of Significant Accounting Policies,” we estimate the fair value of stock options using the Black-Scholes option-pricing model. Weighted average assumptions used and weighted average grant date fair value of stock options granted for the years ended December 31, 2012, 2011, and 2010, were as follows:

	2012	2011	2010
Approximate risk-free interest rate	1.0%	1.2%	2.6%
Average expected life	6.25-years	6.25-years	6-years
Dividend yield	N/A	N/A	N/A
Volatility	44.5%	44.7%	73.8%
Weighted average grant date fair value of common stock underlying options granted	$16.27	$14.23	$4.44
Weighted average grant date fair value of stock options granted	$6.76	$5.56	$2.34

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve for the term that mirrored the expected term in effect at the time of grant. The expected life of our stock options was determined based upon a simplified assumption that the stock options will be exercised evenly from vesting to expiration, as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected life. The dividend yield was based on expected dividends at the time of grant. The expected volatility was based on calculated enterprise value volatilities for publicly traded companies in the same industry and general stage of development.

2007 Plan—ACM is a separate limited liability company (LLC) established solely for the purpose of granting ownership interests to members of management. The 2007 Plan was initiated on March 1, 2007, and the initial grants under the 2007 Plan were deemed to occur on that date for accounting purposes, though more than 90% of the ACM units were committed prior to March 1, 2007. The initial grants have vesting periods that began at various dates between July 1, 2006 and March 1, 2007, based on the grantees’ employment dates. In accordance with the tax regulations associated with net profits interests plans, a plan participant who receives an ACM Unit only participates in the equity value created after the issuance of the ACM Unit to the participant. Approximately 13.8 million outstanding ACM units were granted with a vesting period commencing on July 1, 2006, and participate in the full value of the ACM unit. No cash is paid by the employee to us upon vesting of the ACM unit.

Prior to December 31, 2009, ACM owned all of the issued and outstanding Class B units of AC HoldCo LLC, our predecessor company (“HoldCo”), and the value of the ACM units, in aggregate, was derived from the value of the Class B units, in aggregate. ACM units generally vest over a four-year period, and there is no limit to the period of time over which the 2007 Plan participant can hold ACM units, although upon termination of employment, any unvested ACM units held by the participant are forfeited. As a practice, forfeited units become available for future grants. At December 31, 2012 and 2011, 396,640 and 393,515 ACM units were authorized and available to grant, respectively.

As part of the conversion of HoldCo into a C-Corporation on December 31, 2009, ACM exchanged the HoldCo Class B units it held for approximately 821,412 shares of our common stock. At December 31, 2012, there were 16,966,667 authorized and 16,570,027 outstanding ACM units representing a proportionate interest in the

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

821,412 shares of common stock, or 0.048413 shares of common stock per ACM unit. Assuming the Company completes its planned initial public offering of common stock, then following completion of such offering of common stock, all participants in the plan will receive a proportionate distribution of common stock of the Company with respect to the number of vested units that they hold, and common stock attributable to forfeited units will be allocated among participants then currently employed by or serving as a director of the Company in amounts determined by the Compensation Committee. Common stock in respect of unvested units will be retained in escrow until the units vest, after which they will be also be paid out in common stock of the Company.

Nonvested ACM units forfeited and vested under the 2007 Plan in 2012 are as follows:

	Number of ACM Units	ACM Unit Weighted Average Grant Date Fair Value
Nonvested outstanding—January 1, 2012	116,757	$0.18
Forfeited	(3,125)
Vested	(99,566)

Nonvested outstanding—December 31, 2012	14,066	$0.07

As noted in Note 2, “Summary of Significant Accounting Policies,” we estimate the fair value of each ACM unit grant on the date of grant using a Black-Scholes option-pricing model. We did not grant any ACM Units during the years ended December 31, 2012 and 2011. Weighted average assumptions used and the fair value per ACM Unit granted for the years ended December 31, 2010, were as follows:

2010
Approximate risk-free interest rate	2.40%
Average expected life	5-years
Dividend yield	N/A
Volatility	61.1%
Fair value per ACM Unit granted	$0.05

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve for the term that mirrored the expected term in effect at the time of grant. There is no term for the ACM unit grant; therefore, management made the assumption of what the expected life of the grant will be based on the vesting period and the expected timing of a liquidity event for the ACM units. The ACM units have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. The dividend yield was based on expected dividends at the time of grant. The expected volatility was based on calculated enterprise value volatilities for publicly traded companies in the same industry and general stage of development.

12. EMPLOYEE BENEFIT PLANS

401(k) Plan—Under our 401(k) plan, all employees who are eligible to participate in the 401(k) plan are entitled to make tax-deferred contributions of up to 15% of annual compensation, subject to Internal Revenue

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Service limitations. We match 100% of the employee’s first 4% of contributions made, subject to annual limitations. Our matching contributions for the years ended December 31, 2012, 2011, and 2010, were $1.6 million, $0.9 million, and $0.8 million, respectively.

Bonus Arrangements—We have not paid certain cash bonuses under the discretionary incentive plan in 2008. We did commit, however, to paying these bonuses in the future if certain conditions were satisfied. We have committed to pay bonuses to CA-NA employees at and above the Vice President level if and when we achieve positive cash flow for one fiscal quarter. In general, to be eligible for such bonus payouts, the employee must remain employed by us on the payment date. The amount of the contingent payout is approximately $0.7 million in the aggregate, but such amount has not been accrued as of December 31, 2012, as the payout cannot be deemed probable at this time. In 2012 and 2011, we implemented two separate cash bonus plans and had $8.2 million and $7.0 million accrued as of December 31, 2012 and 2011, respectively, related to these plans. The 2011 bonus plan was paid in full during 2012.

13. INCOME TAX

For financial reporting purposes, income (loss) before income taxes included the following components for the years ended December 31, 2012, 2011, and 2010 (in thousands):

	2012	2011	2010
United States	$(31,243)	$24,668	$(110,119)
Foreign	(435)	—	—

Income (loss) before income taxes	$(31,678)	$24,668	$(110,119)

Significant components of the provision for income taxes for the years ended December 31, 2012, 2011, and 2010, are as follows (in thousands):

	2012	2011	2010
Currently payable:
Federal	$—	$—	$—
State	233	117	50

	233	117	50

Deferred:
Federal	742	872	2,958
State	61	64	252

	803	936	3,210

Total	$1,036	$1,053	$3,260

For 2010, we recorded an out of period valuation allowance adjustment of $2.5 million in our provision that should have been recorded in 2009, and which management believes did not have a material effect on the financial statements.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

The provision for income taxes differs from income taxes computed at the federal statutory tax rates for the years ended December 31, 2012, 2011, and 2010 as a result of the following items:

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	34.0%
Effect of:
State income taxes—net of federal tax benefit	2.8	2.9	2.9
Fair value derivative adjustment	10.7	(90.2)	(11.1)
Change in valuation allowance	(45.6)	56.6	(28.8)
Write off of deferred equity financing costs	(5.6)	—	—
Other	(0.6)	—	—

Effective tax rate	(3.3)%	4.3%	(3.0)%

Components of the net deferred income tax asset as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Deferred income tax assets:
Compensation accruals	$3,544	$3,049
Stock options	2,595	1,259
Inventory	197	156
Warranty reserves	330	255
Deferred rent	1,804	1,599
Deferred revenue	17,430	8,893
Federal net operating loss (NOL)	41,556	33,234
State NOL	3,435	2,747
UNICAP adjustment	3,333	3,704
Finite-lived intangible assets	21,018	22,699
Other	1,817	448

Total deferred income tax asset	97,059	78,043

Deferred income tax liabilities:
Fixed assets	(8,514)	(3,811)
Indefinite-lived intangible assets	(4,949)	(4,146)
Other	(63)	(86)

Total deferred income tax liabilities	(13,526)	(8,043)

Total deferred income tax	83,533	70,000
Valuation allowance	(88,482)	(74,146)

Net deferred income tax liability	$(4,949)	$(4,146)

We evaluate the need for valuation allowances on the net deferred tax assets under the rules of ASC 740, Income Taxes (“ASC 740”). In assessing the realizability of the deferred tax assets, we considered whether it is more likely than not that some portion or all of the deferred tax assets would not be realized through the

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

generation of future taxable income. We generated net losses in fiscal years 2012, 2011, and 2010, which means we are in a domestic three-year cumulative loss position. As a result of this and other assessments in fiscal 2012, we concluded that in accordance with ASC 740, a full valuation allowance is required for all deferred tax assets and liabilities except for deferred tax liabilities associated with indefinite-lived intangible assets.

At the end of 2011 we evaluated the applicable tax rate at which we expect the reversal of our temporary differences to occur. Temporary differences are differences between the financial reporting basis and the tax basis of an asset or liability that will result in taxable income or a deduction in future years when the reported amount of the asset or liability is recorded or settled, respectively. Because the applicable tax rate is based on the period in which the reversal of the temporary differences is expected to impact taxes payable, we have increased the applicable tax rate from 34% to 35%.

As of December 31, 2012, the federal net operating loss (“NOL”) carryforward amount was approximately $119 million and the state NOL carryforward amount was approximately $73 million. The federal NOLs begin to expire in 2031. The state NOLs expire in various tax years beginning in 2016.

Utilization of our NOL and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the NOL and tax credit carryforwards before their utilization. The events that may cause ownership changes include, but are not limited to, a cumulative stock ownership change of greater than 50% over a three-year period.

We are subject to taxation in the United States, Canada and various states. With few exceptions, as of December 31, 2012, we are no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2009.

We had unrecognized income tax benefits as of December 31, 2012, 2011, and 2010, as follows:

	2012	2011	2010
Unrecognized tax benefits—January 1	$—	$—	$—
Additions based on tax positions related to the prior year	223	—	—
Reductions based on tax positions related to the prior year	—	—	—

Unrecognized tax benefits—December 31	$223	$—	$—

We record penalties and interest relating to uncertain tax positions in the income tax provision line item in the consolidated statement of operations. No penalties or interest related to uncertain tax positions were recorded for the years ended December 31, 2012, 2011 or 2010. As of December 31, 2012 and 2011, we did not have a liability recorded for interest or potential penalties.

It is reasonably possible that there will be a decrease of $0.2 million in the unrecognized tax benefits within the next 12 months because of an expected settlement with the tax authorities.

14. SKYSURF

On July 17, 2012, Industry Canada issued to our Canadian subsidiary a subordinate license that allows us to use Canadian ATG spectrum of which SkySurf Canada Communications Inc. (“SkySurf”) is the primary

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

licensee. On July 24, 2012 we entered into a subordinate license agreement (the “License Agreement”) with SkySurf and on August 14, 2012 the agreement commenced. The License Agreement supersedes the spectrum manager lease agreement (the “Spectrum Agreement”) that we entered into with SkySurf on July 27, 2011. The License Agreement provides for our exclusive rights to use SkySurf’s ATG spectrum licenses in Canada. The License Agreement has an initial term of ten years commencing on August 14, 2012 and, provided that the primary spectrum license agreement issued by Industry Canada to SkySurf remains in effect, is renewable at our option for an additional ten-year term following the initial expiration and thereafter for a further five-year term. We made a one-time payment of C$3.3 million, which was equivalent to approximately U.S. $3.3 million (“SkySurf one-time payment”). The renewal of the primary spectrum license will depend upon the satisfaction by Gogo and SkySurf of certain conditions set forth in the license, including, without limitation, a network build-out requirement. The term of the License Agreement, including the initial ten-year term and any renewals, is contingent on the effectiveness and renewal of the primary spectrum license issued by Industry Canada to SkySurf on June 30, 2009, which expires on June 29, 2019. We are to pay SkySurf C$0.1 million, which is equivalent to U.S. $0.1 million, monthly during the initial ten-year term of the License Agreement. Additionally, we are to make variable monthly payments based on the number of cell sites in Canada and the number of Canadian-domiciled commercial aircraft on which we provide our service.

As the License Agreement is for our exclusive use of a license, which is considered a right to use an intangible asset and thus not property, plant, or equipment, the agreement is not considered a lease for accounting purposes. As such, we recorded the SkySurf one-time payment as an asset in our consolidated balance sheet at the time of payment. As of December 31, 2012, the SkySurf one-time payment had balances of $0.1 million and $3.1 million included in prepaid expenses and other current assets and other non-current assets, respectively, in our consolidated balance sheet. The SkySurf one-time payment will be amortized on a straight-line basis over the estimated term of the agreement of 25-years. Amortization expense of the SkySurf one-time payment for the next five years and for the periods thereafter is estimated to be as follows (in thousands):

Years ending December 31,	SkySurf Amortization
2013	$130
2014	$130
2015	$130
2016	$130
2017	$130
Thereafter	$2,560

Amortization expense totaled an amount less than $0.1 million during year ended December 31, 2012.

The monthly payments are expensed as incurred and totaled approximately $0.4 million during the year ended December 31, 2012.

15. LEASES

Arrangements with Commercial Airlines—As discussed in Note 2, “Summary of Significant Accounting Policies,” we place our equipment on commercial aircraft operated by commercial airlines for the purpose of delivering the Gogo® service to the airlines’ passengers. Under one type of connectivity agreement we maintain

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

legal title to our equipment; however, under a second type of connectivity agreement some of our airline partners make an upfront payment and take legal title to such equipment. The majority of the equipment transactions where legal title transfers are not deemed to be sales transactions. We account for these transactions as operating leases of space for our equipment on the aircraft. Any upfront equipment payments are accounted for as a lease incentive and recorded as Deferred Airborne Lease Incentive on our balance sheets and are recognized as a reduction of the Cost of Service Revenue on a straight-line basis over the term of the contract with the airline. We recognized $3.7 million, $1.5 million and $0.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, as a reduction to our Cost of Service Revenue in our consolidated statements of operations. The Deferred Airborne Lease Incentive of $5.9 million and $2.5 million as of December 31, 2012 and 2011, are included in current liabilities, respectively, and $40.0 million and $19.8 million as of December 31, 2012 and 2011 are included in noncurrent liabilities, respectively, in our consolidated balance sheets. We had no similar upfront payments prior to 2010.

The revenue share paid to the airlines represents the operating lease payment and is deemed to be contingent rental payments, as the payments due to each airline are based on a percentage of our CA-NA service revenue generated from that airline’s passengers, which is unknown until realized. As such, we cannot estimate the lease payments due to an airline at the commencement of our contract with such airline. Rental expense related to the arrangements with commercial airlines, included in cost of service revenue, is primarily comprised of these revenue share payments, offset by the amortization of the deferred airborne lease incentive discussed above, and totaled $21.1 million, $8.5 million and $4.6 million in 2012, 2011, and 2010, respectively.

Leases and Cell Site Contracts—We have lease agreements relating to certain facilities and equipment, which are considered operating leases. Rent expense for such operating leases was $5.0 million, $4.3 million, and $4.6 million for the years ended December 31, 2012, 2011, and 2010, respectively. Additionally, we have operating leases with wireless service providers for tower space and base station capacity on a volume usage basis (“cell site leases”), some of which provide for minimum annual payments. Our cell site leases generally provide for an initial noncancelable term of up to five years with up to four five-year renewal options. Total cell site rental expense was $6.2 million, $5.5 million, and $5.2 million for the year ended December 31, 2012, 2011, and 2010, respectively.

Annual future minimum obligations for operating leases, other than the arrangements we have with our commercial airline partners, as of December 31, 2012, are as follows (in thousands):

Years Ending December 31	Operating Leases
2013	$11,711
2014	9,883
2015	9,031
2016	8,262
2017	6,142
Thereafter	20,106

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Equipment Leases—We lease certain computer equipment under capital leases, for which interest has been imputed with an annual interest rate of 10.0%. As of December 31, 2012 and 2011 these leases were classified as part of office equipment, furniture, and fixtures in our consolidated balance sheets at a gross cost of $0.6 million and $0.4 million, respectively. Annual future minimum obligations under capital leases, as of December 31, 2012, are as follows (in thousands):

Years ending December 31,	Capital Leases
2013	$247
2014	185
2015	61
2016	—
2017	—
Thereafter	—

Total minimum lease payments	493
Less: Amount representing interest	(53)

Present value of net minimum lease payments	$440

The $0.4 million present value of net minimum lease payments as of December 31, 2012 has a current portion of $0.2 million and a non-current portion of $0.2 million.

16. RESEARCH AND DEVELOPMENT COSTS

As noted in Note 2, “Summary of Significant Accounting Policies” research and development costs are expensed as incurred. For the years ended December 31, 2012, 2011, and 2010, research and development costs were $23.6 million, $16.9 million and $13.5 million, respectively, and are reported as a component of engineering, design and development expenses in our consolidated statements of operations.

17. COMMITMENTS AND CONTINGENCIES

Contractual Commitments—We have an agreement with a third party under which the third party develops software that is used in providing in-flight connectivity services. Cash obligations under this agreement include the payment of $1.5 million on each of the first three anniversary dates of the final developmental milestone date in the agreement for a total of $4.5 million in milestone payments. As of September 30, 2011 all milestone payments had been made, with the final payment of $1.5 million being made in September 2011. On April 11, 2011, we entered into an additional contractual agreement under which the same third party will develop second generation software that will be used in providing our in-flight connectivity services. Cash obligations under this agreement include three milestone installment payments of $1.9 million each for total consideration of $5.6 million. The milestone payments were made in May 2011, January 2012, and February 2013.

One contract with one of our airline partners requires us to provide our airline partner with an annual cash rebate of $1.8 million and a reduction in certain charges beginning in June 2014 if our service is available on a specified number of aircraft in our airline partner’s fleet by such date. Provided that the number of aircraft on which our service is available remains above the specified threshold, the cash payments will be due each June thereafter through 2023.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

We have an agreement with one of our airborne equipment vendors that committed us to purchase $15.0 million in satellite based antenna and radome systems as of December 31, 2012, for which $7.4 million remains to be paid. The remaining $7.4 million will become payable once the vendor has received Parts Manufacturing Authority, or PMA, from the Federal Aviation Authority and this product can be shipped to us.

We have agreements with two different vendors to provide us with transponder and teleport satellite services. These agreements vary in length and amount and commit us to purchase transponder and teleport satellite services totaling approximately $16.6 million in 2013, $30.3 million in 2014, $34.0 million in 2015, $35.2 million in 2016, $34.1 million in 2017, $17.5 million in 2018 and an amount less than $0.1 million in 2019.

Damages and Penalties—Certain of our agreements with our airline partners may require us to incur additional obligations as a result of the occurrence of specified events, some of which may be out of our control. One contract covering the international fleet of one of our airline partners requires us to provide a credit or refund of up to $25 million to our airline partner if a competing airline installs satellite connectivity systems on a certain number of aircraft in its international fleet more quickly than we install our system on our airline partner’s international fleet. The refund or credit would be eliminated in its entirety if we complete full installation of our airline partner’s international fleet by January 1, 2015, which date may be extended by up to six months as a result of certain excusable delays. The amount of any such refund or credit depends on a number of facts and circumstances, such as the pace at which we install satellite systems on aircraft delivered to us by our airline partner, as well as some that are not under our control, including, but not limited to, the number of installable aircraft made available to us from our airline partner’s international fleet, our competitor’s ability to install an equal or greater quantity of satellite systems on such competing airlines’ international fleet and any current or future regulatory delays to the extent they are not excusable delays. Any refund or credit may only be applied toward the purchase of, or for a refund of amounts paid by the airline for previously purchased, equipment. This contract also obligates us to pay our airline partner one time liquidated damages in the range of $1 million to $5 million if we fail to obtain certain regulatory approvals related to the provision of satellite-based services by specified deadlines. One contract with another of our airline partners obligates us to pay our airline partner up to $6 million in penalties and installation and other costs if we fail to receive certain regulatory approvals or begin the installation of equipment related to the provision of satellite-based service by specified deadlines.

We have entered into a number of agreements with our airline partners that require us to provide a credit or pay liquidated damages to our airline partners on a per aircraft, per day or per hour basis if we are unable to install our equipment on aircraft by specified timelines. The maximum amount of future credits or payments we could be required to make under these agreements is uncertain because the amount of future credits or payments is based on certain variable inputs, including the number of aircraft that are not installed on schedule, the length of time by which the installation is delayed, and the unit of time by which the delay is measured.

Indemnifications and Guarantees—In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances. However, our Directors’ and Officers’ insurance does provide coverage for certain of these losses.

In the ordinary course of business we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we believe that any material loss related to such guarantees is remote.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

We have entered into a number of agreements, including our agreements with commercial airlines, pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

American Airlines Bankruptcy—On November 29, 2011, American Airlines filed for reorganization under Chapter 11 of the United States Bankruptcy Code. While American Airlines has announced that it will continue to operate its business and fly normal flight schedules, there can be no assurance that the filing will not have an adverse effect on our revenue or results of operations in the short- or long-term. Revenue from passengers purchasing our service while flying on aircraft owned by American Airlines accounted for approximately 13%, 10% and 10% of consolidated revenue and 23%, 19% and 20% of CA-NA segment revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Hawker Beechcraft Bankruptcy—On May 3, 2012, Hawker Beechcraft Inc., an original equipment manufacturer customer of our BA business, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. While Hawker Beechcraft, Inc. has stated that it expects to continue its operations and to pay its vendors there can be no assurance that the filing will not have a material effect on our results of operations in the short- or long-term. Hawker Beechcraft accounted for approximately 3%, 6% and 8% of our BA segment revenue for the years ended December 31, 2012, 2011, and 2010, respectively. We have provided reserves against our outstanding receivables with Hawker Beechcraft as of December 31, 2012.

Advanced Media Networks Litigation—On December 19, 2011, Advanced Media Networks, L.L.C. filed suit in the United States District Court for the Central District of California against us for allegedly infringing one of its patents and seeking injunctive relief that would affect both our CA-NA and BA businesses and unspecified monetary damages. On April 9, 2012, the plaintiff filed an amended complaint that named as additional defendants certain of our commercial airline partners and BA customers. Under our contracts, we are required to indemnify these partners and customers for defense costs and any damages arising from the litigation. We have moved for a summary judgment of non-infringement and/or invalidity, and that motion has been stayed pending resolution of claim construction issues. We have not accrued any liability related to this matter because, due to the early stage of this litigation, a range of possible loss, if any, cannot be determined. We intend to defend against this lawsuit vigorously, but the outcome of this matter is inherently uncertain and, if adverse to us, the effect on our financial position, results of operations and cash flows may be material. This case is currently scheduled for a trial to begin on November 12, 2013, if the case is not resolved on motions for summary judgment.

Innovatio IP Ventures, LLC Litigation—In May 2012, Innovatio IP Ventures, LLC filed suit in the United States District Court for the Northern District of Illinois against a number of defendants, including Delta Airlines and AirTran Airways, for alleged infringement of several patents in the field of wireless local area networking. AirTran and Delta have requested indemnification from us and under our contracts we are required to indemnify these airlines for defense costs and any damages arising from such litigation to the extent it relates to Gogo technology or services. We are seeking indemnification, in turn, from certain of our equipment vendors. We have not accrued any liability related to this matter because, due to the early stage of the litigation, the strength of our defenses and a range of possible loss, if any, cannot be determined. The outcome of this matter is inherently uncertain and may have a material effect on our financial position, results of operations and cash flows.

GOGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands, except share, unit, and per share data)

Stewart Litigation—On April 10, 2013, the United States District Court for the Northern District of California granted our motion to dismiss, without prejudice, a lawsuit filed on October 4, 2012 by James Stewart against us, on behalf of putative classes of national purchasers and a subclass of California purchasers of our service, alleging claims for monopolization and exclusive dealing under the federal antitrust laws and California state antitrust and unfair practices laws related to the Gogo service offered through our domestic commercial airline partners. The court granted the plaintiffs leave to file an amended complaint by May 10, 2013. We have not accrued any liability related to this matter because, due to the early stage of the litigation, the strength of our defenses and a range of possible loss, if any, cannot be determined. Based on currently available information, we believe that we have strong defenses and, in the event an amended complaint is filed by the plaintiffs by May 10, 2013, intend to defend this lawsuit vigorously, but the outcome of this matter is inherently uncertain and may have a material adverse effect on our financial position, results of operations and cash flows.

18. SUBSEQUENT EVENTS

We have evaluated subsequent events through April 16, 2013, which is the date the financial statements were available to be issued.

On April 4, 2013, we borrowed $113.0 million (the “New Borrowing”) under an amendment to the Credit Agreement governing our existing Senior Term Facility, dated as of June 21, 2012, among GIH, ABAS and Gogo LLC, as borrowers, the lenders named therein, and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent. We refer to our existing Senior Term Facility, as so amended, as the “Amended Senior Term Facility.” The amendment increased the size of our Senior Term Facility from $135.0 million to $248.0 million. We received net cash proceeds from the New Borrowing of $103.0 million following the payment of debt issuance fees of $10.0 million. We will use the proceeds from the New Borrowing for general corporate purposes, including upgrading our airline partners to ATG-4 technology and funding our international expansion to the extent permitted by the Amended Senior Term Facility. Beginning with the quarterly principal payment due on June 30, 2013, we will make mandatory principal payments of $6.2 million annually until maturity.

Of the $103.0 million in net proceeds received under the Amended Senior Term Facility, $30.0 million is required to remain within the BA segment and cannot be transferred or utilized by our other operations until we receive $75.0 million of net cash proceeds from the issuance of new equity shares or (1) the BA segment achieves Consolidated EBITDA, as defined in the Amended Senior Term Facility, for any four consecutive fiscal quarter period of at least $45.0 million and (2)(A) within one fiscal quarter before or after such quarter, the CA-North America segment achieves zero or positive Consolidated EBITDA, as defined in the Amended Senior Term Facility, in such fiscal quarter and (B) in the same quarter, CA-North America segment revenue is no less than $50.0 million. Additionally, the $30.0 million remaining at BA shall also be released if the condition described in (1) above or the condition described in (2) above is satisfied and, in either case, the majority of the lenders consent; however, in such situation, the interest rate margin on the debt will increase by 200 basis points.

On April 11, 2013, we consummated the acquisition of LiveTV Airfone, LLC and an FCC license for 1 MHz of ATG spectrum held by LiveTV, LLC, or LiveTV. The purchase price for the acquisition was $9.4 million. In connection with the acquisition, we also agreed to license certain intellectual property rights from LiveTV.

******

EMPOWERING THE CONNECTED AIRCRAFT

IN AIR. ONLINE. WORLDWIDE.

SERVICES
PORTAL
ENTERTAINMENT
CONNECTIVITY

gogo
IN AIR. ONLINE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC Registration Fee	$29,332.82
FINRA Filing Fee	$27,757.50
Stock Exchange Listing Fee	$200,000.00
Printing Fees and Expenses	$500,000.00
Accounting Fees and Expenses	$1,500,000.00
Legal Fees and Expenses	$5,480,000.00
Blue Sky Fees and Expenses	$15,000.00
Transfer Agent Fees and Expenses	$25,000.00
Miscellaneous	$50,000.00

Total:	$7,827,090.32

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law. Under the Section 145 of the Delaware General Corporation Law (“DGCL”), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person in fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. In accordance with Section 145(c) of the Delaware General Corporation Law, to the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current, director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitation of liability.

Certificate of Incorporation. Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that we shall, to the fullest extent authorized by the DGCL, indemnify any person made, or is threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such action, suit or proceeding is alleged action or inaction in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee; provided, however, that we shall indemnify any such person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by our board of directors. We may, by action of our board of directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors, officers and trustees. Our amended and restated certificate of incorporation will provide that no director of the Company shall be personally liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Bylaws. Our amended and restated bylaws to be effective on the completion of this offering will provide that we shall, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party or is otherwise involved in any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise; provided, however, we shall indemnify any such person in connection with an action, suit or proceeding initiated by such person, including a counterclaim or crossclaim, if such action, suit or proceeding was authorized by our board of directors.

Indemnification Agreements. In addition to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws described above, we plan to enter into indemnification agreements with each of our directors and executive officers. The form of agreement that we anticipate adopting provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, we anticipate that the form agreement will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

D&O Insurance. We maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.

In June 2010, the registrant elected to exercise its put option, pursuant to agreements entered into with certain existing investors, in full and issued 2,500 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $25.0 million, of which $21.1 million was funded on June 30, 2010 and $3.9 million on July 1, 2010. Immediately prior to completion of this offering, these shares of Class A Preferred Stock will convert into 3,733,244 shares of the registrant’s common stock.

On January 28, 2011, the registrant issued 3,554 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $35.5 million to existing investors. Immediately prior to completion of this offering, these shares of Class A Preferred Stock will convert into 5,128,726 shares of the registrant’s common stock.

On June 30, 2011, the registrant issued 1,985 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $19.8 million to existing investors. Immediately prior to completion of this offering, these shares of Class A Preferred Stock will convert into 2,332,051 shares of the registrant’s common stock.

From January 1, 2010 through June 5, 2013, the registrant granted stock options to purchase 4,916,396 shares of the registrant’s common stock at exercise prices ranging from $9.08 to $18.72 per share to executive officers, employees and directors under the registrant’s Stock Option Plan (the “2010 Plan”).

From January 1, 2013 through June 6, 2013, the registrant issued an aggregate of 63,860 shares of common stock upon exercise of options granted under the 2010 Plan.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrants acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Numbers	Description

1.1**	Form of Underwriting Agreement

2.1**	Agreement and Plan of Merger, dated as of December 31, 2009, among AC HoldCo LLC, AC Holdco Inc., and AC Holdco Merger Sub Inc.

2.2**	Agreement and Plan of Merger, dated as of December 31, 2009 between AC Holdco Inc. and AC HoldCo LLC

3.1**	Form of Second Amended and Restated Certificate of Incorporation to be effective upon completion of the offering

3.2**	Form of Third Amended and Restated Certificate of Incorporation to be effective upon closing of the offering

3.3**	Form of Amended and Restated Bylaws to be effective upon completion of the offering

4.1**	Form of Common Stock Certificate

4.2**	Stockholders Agreement, dated as of December 31, 2009, among AC Holdco Inc. and certain stockholders named on the signature pages thereto

4.3**	Amendment No. 1 to the Stockholders Agreement, dated as of December 31, 2009, among AC Holdco Inc. and certain stockholders named on the signature pages thereto

4.4**	Amendment No. 2 to the Stockholders Agreement, dated as of December 21, 2012, among Gogo Inc. (f/k/a AC Holdco Inc.) and certain stockholders named on the signature pages thereto

4.5**	Registration Rights Agreement, dated as of December 31, 2009, by and between AC Holdco Inc. and the Class A Holders, the Ripplewood Investors, the Thorne Investors and the other investors named therein

5.1	Opinion of Debevoise & Plimpton LLP

10.1.1†	Amended and Restated In-Flight Connectivity Services Agreement, dated as of April 7, 2011, between Delta Air Lines, Inc. and Aircell LLC

10.1.2**†	Amendment No. 1 to the Amended and Restated In-Flight Connectivity Services Agreement, dated as of September 27, 2011, between Delta Air Lines Inc. and Gogo LLC (f/k/a Aircell LLC)

10.1.3†	International In-Flight Connectivity Services Agreement, dated March 20, 2013, between Delta Air Lines Inc. and Gogo LLC

10.1.4†	Third Amended and Restated In-Flight Connectivity Services Agreement, dated as of September 13, 2012, between American Airlines, Inc. and Gogo LLC

10.1.5**†	Amendment No. 1 to the Third Amended and Restated In-Flight Connectivity Services Agreement, dated as of September 13, 2012, between American Airlines, Inc. and Gogo LLC

10.1.6†	In-Flight Connectivity Services Agreement, dated as of September 14, 2012, between American Airlines, Inc. and Gogo LLC

10.1.7**†	Development Agreement, dated as of September 4, 2007, by and between QUALCOMM Incorporated and Aircell LLC

10.1.8**†	Letter Amendment to the Development Agreement, dated as of December 19, 2007, by and between QUALCOMM Incorporated and Aircell LLC

10.1.9**†	Amendment No. 1 to the Development Agreement, dated as of December 11, 2008, by and between QUALCOMM Incorporated and Aircell LLC

10.1.10**†	Amendment No. 2 to the Development Agreement, dated as of April 11, 2011, by and between QUALCOMM Incorporated and Aircell LLC

Exhibit Numbers	Description

10.1.11**†	Letter Amendment to the Development Agreement, dated as of February 8, 2008, by and between QUALCOMM Incorporated and Aircell LLC
10.1.12**†	Amendment No. 3 to the Development Agreement, dated as of September 23, 2011, by and between QUALCOMM Incorporated and Gogo LLC (f/k/a Aircell LLC)
10.1.13**	Development, Test, and Deployment Products Standard Terms and Conditions, dated as of September 26, 2007, by and between QUALCOMM Incorporated and Aircell LLC
10.1.14**†	Manufacturing Services and Product Supply Agreement, dated September 4, 2007, by and between Aircell LLC and QUALCOMM Incorporated
10.1.15**†	Amendment No. 1 to Manufacturing Services and Product Supply Agreement, dated as of March 3, 2010 by and between QUALCOMM Incorporated and Aircell LLC
10.1.16**†	Amendment No. 2 to Manufacturing Services and Product Supply Agreement, dated as of April 8, 2011 by and between QUALCOMM Incorporated and Aircell LLC
10.1.17**†	Master Supply and Services Agreement, dated as of August 17, 2011, by and between ZTE USA, Inc. and Gogo LLC
10.1.18**†	Amendment No. 1 to the Master Supply and Services Agreement, dated as of January 1, 2013, by and between ZTE USA, Inc. and Gogo LLC
10.1.19**†	Iridium Global Service Provider Agreement, dated as of July 23, 2002, by and between Iridium Satellite LLC and Aircell, Inc.
10.1.20**†	Letter Amendment to the Iridium Global Service Provider Agreement, dated July 30, 2002, between Iridium Satellite LLC and Aircell, Inc.
10.1.21**†	Iridium Value Added Manufacturer Agreement, dated as of January 20, 2003, by and between Iridium Satellite LLC and Aircell, Inc.
10.1.22**†	Iridium Global Value Added Reseller Agreement, dated as of March 31, 2005, by and between Iridium Satellite LLC and Aircell, Inc.
10.1.23**†	Amendment to the Iridium Global Value Added Reseller Agreement, dated December 23, 2005, by and between Iridium Satellite LLC and Aircell, Inc.
10.1.24**†	Global Xpress Subscription Services Agreement, dated as of December 18, 2012, by and between Inmarsat S.A. and Gogo LLC
10.1.25**†	Master Service Agreement, dated as of April 25, 2008, by and between Intelsat Corporation and Aircell LLC
10.1.26**	Amendment No. 1 to the Master Services Agreements, dated as of November 14, 2012, by and between Intelsat Corporation and Gogo LLC
10.1.27**†	Intelsat Transponder Service Order No. 25426, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC
10.1.28**†	Intelsat Transponder Service Order No. 25439, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC
10.1.29**†	Intelsat Transponder Service Order No. 25541, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC
10.1.30**†	Intelsat Transponder Service Order No. 25550, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC
10.1.31**†	Intelsat Transponder Service Order No. 25438, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC
10.1.32**†	Intelsat Transponder Service Order No. 26078, dated March 12, 2013, by and between Intelsat Corporation and Gogo LLC
10.1.33**†	IntelsatONE Network Broadband Service Order No. 25811, dated November 20, 2012, by and between Intelsat Corporation and Gogo LLC
10.1.34**†	Amendment No. 1 to the IntelsatONE Network Broadband Service Order No. 25811, dated April 29, 2013, by and between Intelsat Corporation and Gogo LLC

Exhibit Numbers	Description
10.1.35**†	Master Services Agreement, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC
10.1.36**†	Amendment No. 1 to the Master Services Agreements, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC
10.1.37**†	Service Order, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC
10.1.38**†	Service Order, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC
10.1.39**†	Service Order, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC
10.1.40†	Product Manufacturing and Purchase Agreement, dated as of May 8, 2012, by and between AeroSat Avionics LLC and Gogo LLC
10.1.41†	Product Development and Manufacturing Agreement, dated as of October 3, 2011, by and between XipLink, Inc. and Gogo LLC
10.1.42**	Single Licensee Software Escrow Agreement, dated as of February 2, 2013, by and between XipLink, Inc. and Gogo LLC
10.1.43**†	Amendment No. 1 to the Product Development and Manufacturing Agreement, dated as of October 3, 2011, by and between XipLink, Inc. and Gogo LLC
10.1.44**†	Amendment No. 2 to the Product Development and Manufacturing Agreement, dated as of October 3, 2011, by and between XipLink, Inc. and Gogo LLC
10.2.1§**	Employment Agreement by and between Aircell Holdings Inc., Aircell LLC and Michael J. Small, effective as of July 29, 2010
10.2.2§**	Employment Agreement by and between Aircell LLC and Norman Smagley, effective as of September 1, 2010
10.2.3§**	Employment Agreement by and between Aircell LLC and Ash ElDifrawi, effective as of October 25, 2010
10.2.4§**	Employment Agreement by and between Aircell LLC and John Wade, effective November 10, 2008
10.2.5§**	Amendment No. 1 to the Employment Agreement by and between Aircell LLC and John Wade, effective January 31, 2009
10.2.6§**	Employment Agreement by and between Aircell LLC and John Happ, effective March 31, 2008
10.2.7§**	Amendment No. 1 to the Employment Agreement by and between Aircell LLC and John Happ, effective January 1, 2009
10.2.8§**	Amendment No. 2 to the Employment Agreement by and between Aircell LLC and John Happ, effective January 1, 2011
10.2.9§**	Change in Control Severance Agreement dated March 6, 2013, between Gogo Inc. and Michael Small
10.2.10§**	Form of Change in Control Severance Agreement, for officers other than Michael Small
10.3.1§**	Aircell Holdings Inc. Stock Option Plan
10.3.2§**	Amendment No. 1 to the Aircell Holdings Inc. Stock Option Plan, effective as of June 2, 2010
10.3.3§**	Amendment No. 2 to the Aircell Holdings Inc. Stock Option Plan, dated December 14, 2011
10.3.4§**	Amendment No. 3 to the Aircell Holdings Inc. Stock Option Plan, effective as of May 31, 2013
10.3.5§**	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan
10.3.6§**	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan (for June 2013 grants)
10.4.1§**	AC Management LLC Plan
10.4.2§**	Amendment No. 1 to the AC Management LLC Plan, dated June 2, 2010

Exhibit Numbers	Description

10.5§	Gogo Inc. Omnibus Incentive Plan

10.6§**	Gogo Inc. Annual Incentive Plan

10.7§	Gogo Inc. Section 409A Specified Employee Policy

10.8.1**	Form of Indemnification Agreement to be entered into between the Registrant and each of its directors

10.8.2**	Form of Indemnification Agreement to be entered into between the Registrant and each of its officers

10.9.1**	Credit Agreement, dated June 21, 2012, between Aircell Business Aviation Services LLC, Gogo LLC and Gogo Intermediate Holdings LLC, as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners

10.9.2**†	Amendment No. 1 to the Credit Agreement, dated April 4, 2013, between Aircell Business Aviation Services LLC, Gogo LLC and Gogo Intermediate Holdings LLC, as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners

10.9.3**	Guarantee and Collateral Agreement, dated June 21, 2012, between Aircell Business Aviation Services LLC, Gogo LLC and Gogo Intermediate Holdings LLC, and Morgan Stanley Senior Funding, Inc., as Collateral Agent

21.1**	List of Subsidiaries

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

24.2**	Power of Attorney (Robert H. Mundheim)

*	To be filed by amendment.
**	Previously filed.
§	Constitutes a compensatory plan or arrangement required to be filed with this prospectus.
†	Certain provisions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Financial Statement Schedule

None. Financial statement schedules have been omitted since the required information is included in our consolidated financial statements contained elsewhere in this registration statement.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Gogo Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Itasca, State of Illinois, on June 17, 2013.

GOGO INC.
By:	/S/ NORMAN SMAGLEY
Name:	Norman Smagley
Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on June 17, 2013 by the following persons in the capacities indicated.

Signature	Title

* Michael J. Small	President and Chief Executive Officer and Director (Principal Executive Officer)

/S/ NORMAN SMAGLEY Norman Smagley	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Thomas E. McShane	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

* Ronald T. LeMay	Executive Chairman; Chairman of the Board

* Robert L. Crandall	Director

* Lawrence N. Lavine	Director

* Christopher Minnetian	Director

* Robert H. Mundheim	Director

* Oakleigh Thorne	Director

* Charles C. Townsend	Director

* Harris N. Williams	Director

*By:	/S/ NORMAN SMAGLEY
Norman Smagley Attorney-in-Fact

EXHIBIT INDEX

Exhibit Numbers	Description

1.1**	Form of Underwriting Agreement

2.1**	Agreement and Plan of Merger, dated as of December 31, 2009, among AC HoldCo LLC, AC Holdco Inc., and AC Holdco Merger Sub Inc.

2.2**	Agreement and Plan of Merger, dated as of December 31, 2009 between AC Holdco Inc. and AC HoldCo LLC

3.1**	Form of Second Amended and Restated Certificate of Incorporation to be effective upon completion of the offering

3.2**	Form of Third Amended and Restated Certificate of Incorporation to be effective upon closing of the offering

3.3**	Form of Amended and Restated Bylaws to be effective upon completion of the offering

4.1**	Form of Common Stock Certificate

4.2**	Stockholders Agreement, dated as of December 31, 2009, among AC Holdco Inc. and certain stockholders named on the signature pages thereto

4.3**	Amendment No. 1 to the Stockholders Agreement, dated as of December 31, 2009, among AC Holdco Inc. and certain stockholders named on the signature pages thereto

4.4**	Amendment No. 2 to the Stockholders Agreement, dated as of December 21, 2012, among Gogo Inc. (f/k/a AC Holdco Inc.) and certain stockholders named on the signature pages thereto

4.5**	Registration Rights Agreement, dated as of December 31, 2009, by and between AC Holdco Inc. and the Class A Holders, the Ripplewood Investors, the Thorne Investors and the other investors named therein

5.1	Opinion of Debevoise & Plimpton LLP

10.1.1†	Amended and Restated In-Flight Connectivity Services Agreement, dated as of April 7, 2011, between Delta Air Lines, Inc. and Aircell LLC

10.1.2**†	Amendment No. 1 to the Amended and Restated In-Flight Connectivity Services Agreement, dated as of September 27, 2011, between Delta Air Lines Inc. and Gogo LLC (f/k/a Aircell LLC)

10.1.3†	International In-Flight Connectivity Services Agreement, dated March 20, 2013, between Delta Air Lines Inc. and Gogo LLC

10.1.4†	Third Amended and Restated In-Flight Connectivity Services Agreement, dated as of September 13, 2012, between American Airlines, Inc. and Gogo LLC

10.1.5**†	Amendment No. 1 to the Third Amended and Restated In-Flight Connectivity Services Agreement, dated as of September 13, 2012, between American Airlines, Inc. and Gogo LLC

10.1.6†	In-Flight Connectivity Services Agreement, dated as of September 14, 2012, between American Airlines, Inc. and Gogo LLC

10.1.7**†	Development Agreement, dated as of September 4, 2007, by and between QUALCOMM Incorporated and Aircell LLC

10.1.8**†	Letter Amendment to the Development Agreement, dated as of December 19, 2007, by and between QUALCOMM Incorporated and Aircell LLC

10.1.9**†	Amendment No. 1 to the Development Agreement, dated as of December 11, 2008, by and between QUALCOMM Incorporated and Aircell LLC

10.1.10**†	Amendment No. 2 to the Development Agreement, dated as of April 11, 2011, by and between QUALCOMM Incorporated and Aircell LLC

10.1.11**†	Letter Amendment to the Development Agreement, dated as of February 8, 2008, by and between QUALCOMM Incorporated and Aircell LLC

Exhibit Numbers	Description

10.1.12**†	Amendment No. 3 to the Development Agreement, dated as of September 23, 2011, by and between QUALCOMM Incorporated and Gogo LLC (f/k/a Aircell LLC)

10.1.13**	Development, Test, and Deployment Products Standard Terms and Conditions, dated as of September 26, 2007, by and between QUALCOMM Incorporated and Aircell LLC

10.1.14**†	Manufacturing Services and Product Supply Agreement, dated September 4, 2007, by and between Aircell LLC and QUALCOMM Incorporated

10.1.15**†	Amendment No. 1 to Manufacturing Services and Product Supply Agreement, dated as of March 3, 2010 by and between QUALCOMM Incorporated and Aircell LLC

10.1.16**†	Amendment No. 2 to Manufacturing Services and Product Supply Agreement, dated as of April 8, 2011 by and between QUALCOMM Incorporated and Aircell LLC

10.1.17**†	Master Supply and Services Agreement, dated as of August 17, 2011, by and between ZTE USA, Inc. and Gogo LLC

10.1.18**†	Amendment No. 1 to the Master Supply and Services Agreement, dated as of January 1, 2013, by and between ZTE USA, Inc. and Gogo LLC

10.1.19**†	Iridium Global Service Provider Agreement, dated as of July 23, 2002, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.20**†	Letter Amendment to the Iridium Global Service Provider Agreement, dated July 30, 2002, between Iridium Satellite LLC and Aircell, Inc.

10.1.21**†	Iridium Value Added Manufacturer Agreement, dated as of January 20, 2003, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.22**†	Iridium Global Value Added Reseller Agreement, dated as of March 31, 2005, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.23**†	Amendment to the Iridium Global Value Added Reseller Agreement, dated December 23, 2005, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.24**†	Global Xpress Subscription Services Agreement, dated as of December 18, 2012, by and between Inmarsat S.A. and Gogo LLC

10.1.25**†	Master Service Agreement, dated as of April 25, 2008, by and between Intelsat Corporation and Aircell LLC

10.1.26**	Amendment No. 1 to the Master Services Agreements, dated as of November 14, 2012, by and between Intelsat Corporation and Gogo LLC

10.1.27**†	Intelsat Transponder Service Order No. 25426, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC

10.1.28**†	Intelsat Transponder Service Order No. 25439, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC

10.1.29**†	Intelsat Transponder Service Order No. 25541, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC

10.1.30**†	Intelsat Transponder Service Order No. 25550, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC

10.1.31**†	Intelsat Transponder Service Order No. 25438, dated August 21, 2012, by and between Intelsat Corporation and Gogo LLC

10.1.32**†	Intelsat Transponder Service Order No. 26078, dated March 12, 2013, by and between Intelsat Corporation and Gogo LLC

10.1.33**†	IntelsatONE Network Broadband Service Order No. 25811, dated November 20, 2012, by and between Intelsat Corporation and Gogo LLC

Exhibit Numbers	Description
10.1.34**†	Amendment No. 1 to the IntelsatONE Network Broadband Service Order No. 25811, dated April 29, 2013, by and between Intelsat Corporation and Gogo LLC

10.1.35**†	Master Services Agreement, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC

10.1.36**†	Amendment No. 1 to the Master Services Agreements, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC

10.1.37**†	Service Order, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC

10.1.38**	Service Order, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC

10.1.39**†	Service Order, dated as of August 17, 2012, by and between New Skies Satellites B.V. and Gogo LLC

10.1.40†	Product Manufacturing and Purchase Agreement, dated as of May 8, 2012, by and between AeroSat Avionics LLC and Gogo LLC

10.1.41†	Product Development and Manufacturing Agreement, dated as of October 3, 2011, by and between XipLink, Inc. and Gogo LLC

10.1.42**	Single Licensee Software Escrow Agreement, dated as of February 2, 2013, by and between XipLink, Inc. and Gogo LLC

10.1.43**†	Amendment No. 1 to the Product Development and Manufacturing Agreement, dated as of October 3, 2011, by and between XipLink, Inc. and Gogo LLC

10.1.44**†	Amendment No. 2 to the Product Development and Manufacturing Agreement, dated as of October 3, 2011, by and between XipLink, Inc. and Gogo LLC

10.2.1§**	Employment Agreement by and between Aircell Holdings Inc., Aircell LLC and Michael J. Small, effective as of July 29, 2010

10.2.2§**	Employment Agreement by and between Aircell LLC and Norman Smagley, effective as of September 1, 2010

10.2.3§**	Employment Agreement by and between Aircell LLC and Ash ElDifrawi, effective as of October 25, 2010

10.2.4§**	Employment Agreement by and between Aircell LLC and John Wade, effective November 10, 2008

10.2.5§**	Amendment No. 1 to the Employment Agreement by and between Aircell LLC and John Wade, effective January 31, 2009

10.2.6§**	Employment Agreement by and between Aircell LLC and John Happ, effective March 31, 2008

10.2.7§**	Amendment No. 1 to the Employment Agreement by and between Aircell LLC and John Happ, effective January 1, 2009

10.2.8§**	Amendment No. 2 to the Employment Agreement by and between Aircell LLC and John Happ, effective January 1, 2011

10.2.9§**	Change in Control Severance Agreement dated March 6, 2013, between Gogo Inc. and Michael Small

10.2.10§**	Form of Change in Control Severance Agreement, for officers other than Michael Small

10.3.1§**	Aircell Holdings Inc. Stock Option Plan

10.3.2§**	Amendment No. 1 to the Aircell Holdings Inc. Stock Option Plan, effective as of June 2, 2010

10.3.3§**	Amendment No. 2 to the Aircell Holdings Inc. Stock Option Plan, dated December 14, 2011

10.3.4§**	Amendment No. 3 to the Aircell Holdings Inc. Stock Option Plan, effective as of May 31, 2013

Exhibit Numbers	Description

10.3.5§**	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan

10.3.6§**	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan (for June 2013 grants)

10.4.1§**	AC Management LLC Plan

10.4.2§**	Amendment No. 1 to the AC Management LLC Plan, dated June 2, 2010

10.5§	Gogo Inc. Omnibus Incentive Plan

10.6§**	Gogo Inc. Annual Incentive Plan

10.7§	Gogo Inc. Section 409A Specified Employee Policy

10.8.1**	Form of Indemnification Agreement to be entered into between the Registrant and each of its directors

10.8.2**	Form of Indemnification Agreement to be entered into between the Registrant and each of its officers

10.9.1**	Credit Agreement, dated June 21, 2012, between Aircell Business Aviation Services LLC, Gogo LLC and Gogo Intermediate Holdings LLC, as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners

10.9.2**†	Amendment No. 1 to the Credit Agreement, dated April 4, 2013, between Aircell Business Aviation Services LLC, Gogo LLC and Gogo Intermediate Holdings LLC, as Borrowers, the several lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners

10.9.3**	Guarantee and Collateral Agreement, dated June 21, 2012, between Aircell Business Aviation Services LLC, Gogo LLC and Gogo Intermediate Holdings LLC, and Morgan Stanley Senior Funding, Inc., as Collateral Agent

21.1**	List of Subsidiaries

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

24.2**	Power of Attorney (Robert H. Mundheim)

*	To be filed by amendment.
**	Previously filed.
§	Constitutes a compensatory plan or arrangement required to be filed with this prospectus.
†	Certain provisions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.